

CVSHealth®

2022 Annual Report

Making healthier happen.



Proud of our past. Excited for the future.

Dear Fellow Stockholders:

Karen S. Lynch
President and Chief
Executive Officer

Every day, we are making healthier happen in the lives of millions of patients, members and customers. We enter our 60th year as one of the most trusted brands in America. Our ability to engage consumers at our community locations, in the home or virtually, positions us to deliver superior health care and address pressing public health challenges. We are meeting people where they want to receive care and delivering health solutions grounded in our deep and diverse expertise.

We are on a mission to improve health outcomes for consumers, driving care that is simpler, more accessible, affordable and convenient. In 2022, we made significant progress advancing our strategy while achieving strong financial results across the Company. We are well-positioned to build upon our momentum in 2023 as we redefine health care in America.

Strong foundational businesses position us for growth
Our 2022 performance highlighted our ability to anticipate, deliver and exceed consumers' expectations for health care. We surpassed $300 billion of total revenues for the year, growing to $322 billion and delivered $17.5 billion in total adjusted operating income.* We achieved this while also generating more than $16 billion in cash from operations. These results allowed us to exceed expectations for adjusted earnings per share every quarter and surpass our financial

goals for the year with each of our three foundational businesses contributing to our strong performance.

Surpassed 2022 expectations, raising adjusted EPS* guidance each quarter

In the Health Care Benefits segment, we expanded membership and increased total revenue by 11 percent, growing across all product lines. Our Medicare business delivered strong growth, adding nearly 400,000 members during the year across our portfolio of solutions for individuals and employers. Our Individual Medicare Advantage membership grew at a double-digit pace and reached a major milestone with more than two million members, including those eligible for both Medicare and Medicaid. After re-entering the individual public health insurance exchanges ("Public Exchanges") in 2022, we expanded our presence to 12 states for 2023, with strong performance from our Aetna CVS Health co-branded products. We are excited about the prospects of future growth in our Public Exchanges business as the market for these plans grows.

The Pharmacy Services segment also surpassed expectations with revenue growing nearly 11 percent, which was driven by our industry-leading capabilities in service excellence, product innovation and cost management. Demonstrating

our leadership in specialty pharmacy, we increased revenue by 19 percent over the prior year, while providing substantial savings and transparency to customers, and differentiating ourselves through our digital assets. Over 25 percent of our specialty customers utilize our clinical engagement tools such as our new digital symptom tracker. The strength of our capabilities and our commitment to innovation led to a very successful 2023 selling season where we retained nearly 98 percent of our existing customers.

Retail outperformed in both the front-store and the pharmacy. Our deep consumer relationships, high-quality patient interactions, resilient supply chain and agile operating model all contributed to strong performance and 6.5 percent revenue growth. Retail pharmacy continued to generate year-over-year market share gains for every quarter in 2022, reaching nearly 27 percent by year-end. In the front-store, our focus on customer satisfaction and convenience led to same store sales growth of 7.4 percent year-over-year. We are evolving our retail stores to be community health destinations, providing a broader set of health services to the nearly five million customers who visit us daily.

Financial Highlights

Total revenues
in billions of dollars


2022 322.5
2021 292.1
2020 268.7
2019 256.8
2018 194.6

Cash flow from operations
in billions of dollars


2022 16.2
2021 18.3
2020 15.9
2019 12.8
2018 8.9

Creating the premier multi-payor value-based care platform
Our care delivery strategy is focused on meeting people where they are with personalized solutions that are seamless, connected and increasingly digital. We significantly expanded access to virtual health solutions with a focus on mental health. In 2022, we delivered more than 10 million virtual mental health visits. We also further reduced barriers to care by empowering pharmacists to prescribe Paxlovid, the COVID-19 anti-viral treatment. As a result of our expanding capabilities, MinuteClinic® locations delivered more than 5.5 million patient visits in 2022, making us one of the largest providers of episodic care in the United States.

More than
10 million
virtual mental health visits in 2022

We continue to develop and expand our focus on value-based care. By putting the patient at the center, this approach will drive improved health outcomes across a broad customer base. The successful execution of our health care delivery strategy is supported by the combination of our foundational businesses and our expanding value-based care platform, comprised of primary care, home health and physician enablement services.

The pending acquisition of Signify Health is a significant step forward in our ability to deliver value-based care. Signify Health brings industry-leading health risk assessments and provider enablement expertise that will enhance our connection to consumers and allow providers to better address patient needs. Signify Health's network of more than 10,000 clinicians will strengthen our ability to connect with individuals in the home, improving patient engagement, outcomes and care coordination. Signify Health also brings a technology platform that will accelerate our provider enablement efforts. This platform allows providers to focus on patient care by providing an accessible, robust repository of tools to manage patient health and enable advanced value-base care. We expect the transaction will close in the second quarter of 2023, pending regulatory approval.

Signify Health brings industry leading health risk assessments and provider enablement expertise that will enhance our connection to consumers and allow providers to better address patient needs

In February 2023, we announced the proposed acquisition of Oak Street Health, which will broaden our value-based care platform into primary care and we expect will help accelerate our long-term growth. Oak Street Health has a proven senior-focused primary care model that we believe is scalable at a national level. Their innovative care model goes beyond typical primary care to provide patients with comprehensive preventive care to support overall health and well-being. With 169 medical centers across 21 states today, we see a significant opportunity to expand over the next few years and provide superior care to many more patients. Our unparalleled consumer touch points are expected to expand Oak Street Health's reach and allow them to engage with more consumers, more frequently and more conveniently. We expect the Oak Street Health transaction to close in 2023, subject to regulatory approvals.

We believe the combination of CVS Health's foundational businesses, with Oak Street Health and Signify Health, will create one of the premier multi-payor Medicare value-based care platforms in the marketplace today.

By expanding our health care delivery capabilities and enhancing our ability to drive value-based care, we will meaningfully improve our pathway to sustainable long-term growth.



**Diluted EPS from
continuing operations**
in dollars per common share

Year	Value
2022	3.14
2021	5.95
2020	5.47
2019	5.08
2018	(0.57)



Adjusted EPS*
in dollars per common share

Year	Value
2022	8.69
2021	8.40
2020	7.50
2019	7.08
2018	7.08

Our commitment to sustainable business practices

Our *Healthy 2030* environmental, social and governance (ESG) strategy is focused on achieving our economic, environmental and social imperatives. It outlines how we are shaping a more equitable and sustainable future for all — across multiple dimensions of health.

~60%
of new colleagues self-identify as racially or ethnically diverse

Central to our mission to become the leading health solutions company for consumers is improving the health of the people that we serve and the environment in which they live. In 2022, we continued to drive innovation and efficiency through our sustainability programs. We will begin reducing our carbon emissions by more than 38,000 metric tons annually as a result of a new commitment to purchase renewable energy. We are using digital innovation to reduce waste. In fact, more than 40 percent of CVS Pharmacy® customers preferred a digital receipt — or no receipt at all when given a choice. We also supported our local communities while reducing the waste generated at our stores and distribution centers through the donation of more than $165 million worth of products.

Healthy 2030 reflects our commitment to our purpose of bringing our heart to every moment of your health. Whether it's offering free health screenings, investing in renewable energy or making investments to improve health outcomes in historically marginalized communities, we are reshaping health care to make healthier happen for all.

Our unique position will redefine health care and deliver sustainable growth

We have the ability to impact the everyday health of millions of Americans. We have made measurable progress on our strategy and have strong momentum to continue driving meaningful change in how health care is delivered in America. We will deliver sustainable growth, further strengthen our operations, drive cost savings and unlock new sources of value through our health care delivery capabilities. Our powerful cash flow generation will allow us to deploy capital strategically to accelerate our vision and to enhance value to stockholders. We recently increased our quarterly dividend by 10 percent, from $2.20 to $2.42 annually, and have resumed returning capital to stockholders through stock repurchases. We have a clear pathway to achieve low double-digit adjusted EPS* growth over time.

We have a clear pathway to achieve low double-digit adjusted EPS growth over time

In closing, I want to thank our more than 300,000 employees for their commitment to our customers, our purpose, innovative thinking, dedication and hard work. I would also like to thank you, our stockholders, for your confidence in us. I look forward to another successful year.

Sincerely,

Karen S. Lynch

Karen S. Lynch
President and Chief
Executive Officer

March 31, 2023

This annual report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Please see the "Cautionary Statement Concerning Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Form 10-K"), included as part of this Annual Report, for a discussion on forward-looking statements.

* Adjusted operating income and Adjusted EPS are non-GAAP financial measures. A reconciliation of operating income to adjusted operating income is provided on page 178 of the Form 10-K included in this Annual Report, and a reconciliation of GAAP diluted EPS from continuing operations to Adjusted EPS is provided under the heading "Reconciliation" in the back pages of this Annual Report.

Our strategic imperatives are driving strong results.

Strategic Imperatives

Our actions are guided by bold shifts we are making to our strategy to capitalize on market trends. At our investor day in 2021, we introduced our five strategic imperatives designed to ensure we achieve both near-term and longer-term commitments.

Exceeded 2.5 million members in integrated Aetna and Caremark offering

Generated year-over-year **retail pharmacy market share gains** every quarter since the first quarter of 2020

Created **new Health Care Delivery organization**

On track to close Signify Health transaction in second quarter of 2023



Advance care delivery and health services offerings



Grow our foundational businesses



Empower our people and culture



Harness cutting-edge tech to streamline and simplify



Reimagine our omnichannel health experience

Over 8,300 CVS Pharmacy locations now operating with remote review and entry of prescriptions to increase pharmacist capacity to assist customers

Launched clinical care support with **AI-powered decision engine** to reduce gaps in care and drive better outcomes

6.3 million new digital pharmacy accounts in 2022

Expanded Women's Health services at MinuteClinics and HealthHUBs

Retained ~95% of colleagues and over 70% of scripts impacted by store footprint optimization initiatives

Began purchasing clean, renewable energy to progress against our goal of sourcing 50% renewable energy by 2040

Our Foundational Businesses

CVS Health® is an established leader in critical areas of the health care sector. Our three foundational businesses combined to deliver strong, growing, profitable results and significant operating cash flow. The scale and breadth of our offerings enable us to connect care delivery channels and design seamless experiences that are more affordable and drive better health.



Health Care Benefits

The Health Care Benefits segment offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services.

- **Total revenue:** $91.4 billion
- **Adjusted operating income:**[1] $6.0 billion
- **Medical benefits ratio:** 84.0%

- Surpassed 3 million total Medicare Advantage members
- Re-entered Public Exchanges with footprint that covers 12 states
- 9.1 million Aetna members with low cost / no cost MinuteClinic benefit
- Divested bSwift, PayFlex and a portion of Aetna International business to focus on strategic priorities



Pharmacy Services

The Pharmacy Services segment provides a full range of pharmacy benefit management solutions.

- **Total revenue:** $169.2 billion
- **Adjusted operating income:**[1] $7.4 billion
- **Total pharmacy claims processed:** more than 2.3 billion[2]

- Surpassed 110 million members
- Increased specialty revenue by 19% versus prior year
- 2/3 of specialty pharmacy customers are digitally engaged
- Generated $3.9 billion of gross new business and retained nearly 98% of existing customers
- Successful Welcome Season with overall member satisfaction of 96%



Retail

The Retail segment sells prescription drugs and a wide assortment of health and wellness products and general merchandise. It is also a provider of health services through its MinuteClinic retail health clinics.

- **Total revenue:** $106.6 billion
- **Adjusted operating income:**[1] $6.7 billion
- **Prescriptions filled:** more than 1.6 billion[2]

- Increased national retail pharmacy market share to ~27%
- Served ~5 million customers at CVS Health locations every day
- 74+ million ExtraCare members
- Low cost / no cost health plan members are 1.4x more likely to visit a MinuteClinic
- Administered nearly 28 million vaccines and 15+ million diagnostic tests

1 Adjusted operating income is a non-GAAP financial measure. A reconciliation of operating income to adjusted operating income is provided on page 178 of the Form 10-K included in this Annual Report.

2 Includes an adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Our vision for value-based care is compelling.

Health care continues to evolve. As consumers face rising costs and providers face growing challenges, value-based care is emerging as the path forward. We believe the future of health care will be based on risk-adjusted value-based care, premised on stronger engagement with both patients and providers. This engagement is crucial to create better experiences, with care focused on the patient and designed to deliver better health outcomes. Looking ahead, growth will be driven by the adoption of these risk-based models in our Government businesses, Commercial and ACA individual public exchanges — all products where we perform well and have a strong foundation.



Holistic approach to value-based care

Our vision is to deliver a superior health care experience for all consumers and providers through a vertically-aligned, risk-enabled care delivery platform. We believe value-based care should be holistic and based on a common purpose with aligned financial incentives aimed at improving health outcomes. Achieving our vision requires the right set of capabilities to serve a broader consumer base, especially those in underserved communities. Primary care is at the center of our value-based care platform. We are building a value-based primary care model that is multi-payor, convenient, multi-channel and effective at driving consumer engagement. Our suite of existing assets will complement this model and enable more holistic risk management. Our value-based care platform will expand into both home health and provider enablement, which together, we believe will accelerate our growth to create long-term value for our patients, customers and shareholders.

Executing on our strategy

The combination of CVS Health's foundational businesses, with our expanding capabilities focused on primary care, home health and physician enablement, position us to execute on our health care delivery strategy. Our proximity to the customer and the frequency of our interactions across multiple dimensions strengthens our ability to engage with patients and meaningfully improve outcomes. As we advance our value-based care approach, we are redefining health care and transforming experiences for consumers and providers across the country.

Positioned for consumer engagement



Nearly 70% of our Commercial and Medicare spend is with providers who are in value-based contracts



>5.5 million MinuteClinic / HealthHUB visits in 2022



Pending acquisition of Signify Health, which has built a **>10,000** clinician-strong value-based network across all 50 states



Proposed acquisition of Oak Street Health, which has 169 medical centers across 21 states serving **~159,000** at-risk patients today





Driving business performance through digital transformation.

2022 was an important year for CVS Health in advancing our digital-first technology-forward approach to health care. We are making health care more seamless with new capabilities and innovation at scale. By connecting face-to-face and virtual experiences and enhancing personalization we are strengthening our leadership position in digitally connected experiences. We are also modernizing our applications, migrating workloads to the cloud and using advanced data analytics and artificial intelligence to create differentiated consumer experiences that drive lower costs and achieve better outcomes.

Improving access with CVS Health Virtual Care
More people are accessing health care using digitally-enabled solutions. The launch of our





Quality care when you need it

Virtual video-based care through MinuteClinic Virtual Care™ makes it easy and affordable to see a qualified provider anytime. We treat patients 18+ months for illnesses and injuries, and we provide mental health counseling in select states.



>10 million
virtual mental health visits supported in 2022

A holistic patient view for better health

Our Health Dashboard makes coordinating care simpler. It integrates disparate medical health records for a single view, allows users to schedule in-person or online care, find vaccine and pharmacy records and sends reminders to help close gaps in care.



8 million
active Health Dashboard users

CVS Health Virtual Care offering, which connects our services, clinical expertise, and data on a single digital platform, is one example of how we are innovating at scale. By providing both primary care and mental health services virtually, we are breaking down barriers to accessing high quality care.

We also launched new services as part of our omni-channel strategy and expanded our digital-first health offerings. In the pharmacy, we made meaningful progress enhancing the digital experience for our consumers. We developed and introduced a new functionality that drives choice and convenience for consumers filling prescriptions and increases visibility into their out-of-pocket costs. In the front store, we expanded our e-commerce offerings and launched our buy-online, pickup in store fulfillment option,

enabling consumers to purchase health and wellness products online with an option for free, same-day pickup at our community health destinations nationwide.

Growing our customer base
Our digital customer base continues to grow. CVS Health now serves more than 47 million unique digital customers. Our digital customers are omni-channel and, on average, are twice as engaged as non-digital customers and drive higher margins.

We have a tremendous opportunity ahead to broaden and deepen our connection with consumers by creating personalized and connected experiences that lead to greater engagement, better outcomes and higher satisfaction rates.



Same-day convenience on more items

In addition to our easy prescription delivery and pick up options for members, we are driving convenience by offering buy online, pick up in store options for health and wellness items with free same-day pickup.



>$1 billion
in omni-commerce initiated sales



Our apps create care on the go

Our apps connect people to our products and services, anytime and anywhere. That makes it easier for them to take care of their health, while also saving time and money.



>47 million
unique digital customers served



A more equitable and sustainable future.

Our commitment to making healthier happen extends to our consumers, colleagues and communities. We are transforming health care by making it personal, local, and accessible. Our environmental, social and governance (ESG) strategy, *Healthy 2030*, reflects our commitments to make health care simpler, advance equity, support communities, and reduce our environmental impacts.



Through our ESG efforts, we will deliver a more equitable and sustainable future by creating shared value for our business, the planet, and the communities we serve.

We continue to advance our *Healthy 2030* commitments and share annual progress in the 2022 ESG Report, available at www.cvshealth.com/reporting.



Committed to diversity and health equity



10th
straight year on the Dow Jones Sustainability Index (DJSI) North American Index, and 4th consecutive year on the World Index



$4.2 billion
spent with T1 diverse and small business suppliers



$260 million+
in philanthropic investments



28th
named one of Top 50 Companies for Diversity by *DiversityInc.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to_____
Commission file number: 001-01011

♥CVSHealth
CVS HEALTH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**05-0494040**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One CVS Drive, Woonsocket, Rhode Island	**02895**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(401) 765-1500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CVS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements   ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐ Yes ☒ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates was approximately $121,258,020,752 as of June 30, 2022, based on the closing price of the common stock on the New York Stock Exchange. For purposes of this calculation, only executive officers and directors are deemed to be affiliates of the registrant.

As of February 1, 2023, the registrant had 1,284,111,667 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following materials are incorporated by reference into this Form 10-K:

Information contained in the definitive proxy statement for CVS Health Corporation's 2023 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2022 (the "Proxy Statement"), is incorporated by reference in Parts III and IV to the extent described therein.

TABLE OF CONTENTS

Unless the context otherwise requires, references to the terms "we," "our" or "us" used throughout this Annual Report on Form 10-K (this "10-K") refer to CVS Health Corporation (a Delaware corporation), together with its subsidiaries (collectively, "CVS Health" or the "Company"). References to competitors and other companies throughout this 10-K, including the information incorporated herein by reference, are for illustrative or comparison purposes only and are not identifying that these companies are the only competitors or closest competitors of the Company or any of the Company's businesses, products, or services.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a "safe harbor" for forward-looking statements, so long as (1) those statements are identified as forward-looking, and (2) the statements are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those discussed in the statement. We are taking advantage of these safe harbor provisions.

Certain information contained in this 10-K is forward-looking within the meaning of the Reform Act or SEC rules. This information includes, but is not limited to: "Outlook for 2023" of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included in Item 7, "Quantitative and Qualitative Disclosures About Market Risk" included in Item 7A, "Government Regulation" included in Item 1, and "Risk Factors" included in Item 1A. In addition, throughout this 10-K and our other reports and communications, we use the following words or variations or negatives of these words and similar expressions when we intend to identify forward-looking statements:

· *Anticipates*	· *Believes*	· *Can*	· *Continue*	· *Could*
· *Estimates*	· *Evaluate*	· *Expects*	· *Explore*	· *Forecast*
· *Guidance*	· *Intends*	· *Likely*	· *May*	· *Might*
· *Outlook*	· *Plans*	· *Potential*	· *Predict*	· *Probable*
· *Projects*	· *Seeks*	· *Should*	· *View*	· *Will*

All statements addressing the future operating performance of CVS Health or any segment or any subsidiary and/or future events or developments, including statements relating to the impact of coronavirus disease 2019 ("COVID-19") and any new variants or viruses on the Company's businesses, investment portfolio, operating results, cash flows and/or financial condition, statements relating to corporate strategy, statements relating to future revenue, operating income or adjusted operating income, earnings per share or adjusted earnings per share, Health Care Benefits segment business, sales results and/or trends, medical cost trends, medical membership, Medicare Part D membership, medical benefit ratios and/or operations, Pharmacy Services segment business, sales results and/or trends and/or operations, Retail/LTC segment business, sales results and/or trends and/or operations, incremental investment spending, interest expense, effective tax rate, weighted-average share count, cash flow from operations, net capital expenditures, cash available for debt repayment, statements related to possible, proposed or pending acquisitions, joint ventures, investments or combinations that involve, among other things, the timing or likelihood of receipt of regulatory approvals, the timing of completion, integration synergies, net synergies and integration risks and other costs, including those related to CVS Health's proposed acquisition of Oak Street Health, Inc. ("Oak Street Health") and pending acquisition of Signify Health, Inc. ("Signify Health"), enterprise modernization, transformation, leverage ratio, cash available for enhancing shareholder value, inventory reduction, turn rate and/or loss rate, debt ratings, the Company's ability to attract or retain customers and clients, store development and/or relocations, new product development, and the impact of industry and regulatory developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

Forward-looking statements rely on a number of estimates, assumptions and projections concerning future events, and are subject to a number of significant risks and uncertainties and other factors that could cause actual results to differ materially from those statements. Many of these risks and uncertainties and other factors are outside our control.

Certain of these risks and uncertainties and other factors are described under "Risk Factors" included in Item 1A of this 10-K; these are not the only risks and uncertainties we face. There can be no assurance that the Company has identified all the risks that may affect it. Additional risks and uncertainties not presently known to the Company or that the Company currently believes to be immaterial also may adversely affect the Company's businesses. If any of those risks or uncertainties develops into actual events, those events or circumstances could have a material adverse effect on the Company's businesses, operating results, cash flows, financial condition and/or stock price, among other effects.

You should not put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date of this 10-K, and we disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

PART I

Item 1. Business.

Overview

CVS Health Corporation, together with its subsidiaries (collectively, "CVS Health," the "Company," "we," "our" or "us"), is a leading diversified health solutions company reshaping health care to help make healthier happen for more Americans. In an increasingly connected and digital world, CVS Health is meeting people wherever they are and changing health care to meet their needs. The Company has more than 9,000 retail locations, more than 1,100 walk-in medical clinics, a leading pharmacy benefits manager with over 110 million plan members with expanding specialty pharmacy solutions and a dedicated senior pharmacy care business serving more than one million patients per year. The Company also serves an estimated 35 million people through traditional, voluntary and consumer-directed health insurance products and related services, including expanding Medicare Advantage offerings and a leading standalone Medicare Part D prescription drug plan ("PDP"). The Company believes its integrated health care model increases access to quality care, delivers better health outcomes and lowers overall health care costs.

The Company has four reportable segments: Health Care Benefits, Pharmacy Services, Retail/LTC and Corporate/Other.

Business Strategy

The Company seeks to reimagine the consumer healthcare experience to make it easier and more affordable to live a healthier life. This means delivering solutions that are more personalized, simpler to use, and increasingly digital so that consumers can receive care when, where and how they desire. CVS Health is also shifting from transaction-based care to addressing holistic health – physical, emotional, social, economic – which will lead to higher quality care and lower medical costs. The Company is a leader in key segments of health care through its foundational businesses and is seeking to create new sources of value by expanding into next generation care delivery and health services, with a goal of improving satisfaction levels for both providers and consumers. The Company believes its consumer-centric strategy will drive sustainable long-term growth and deliver value for all stakeholders.

COVID-19

The COVID-19 pandemic and its emerging new variants continue to impact the U.S. and other countries around the world. Our strong local presence and scale in communities across the country has enabled us to play an indispensable role in the national response to COVID-19, as well as provide seamless support for our customers wherever they need us: in our CVS locations, in their homes, and virtually.

The Company offered COVID-19 diagnostic testing at more than 4,700 CVS pharmacy locations, at community-based testing sites in underserved areas and through its Return Ready^{SM} solution as of December 31, 2022. During 2021, the Company also began selling over-the-counter ("OTC") test kits in its retail locations and online. The Company began administering COVID-19 vaccinations in long-term care facilities and in certain of its retail pharmacies during December 2020 and February 2021, respectively, and began the administration of COVID-19 boosters and pediatric vaccines during the fourth quarter of 2021. The Company offered COVID-19 vaccinations at more than 9,000 CVS pharmacy locations as of December 31, 2022. During the year ended December 31, 2022, the Company administered more than 15 million COVID-19 tests and nearly 28 million COVID-19 vaccines and sold more than 63 million OTC test kits. The Company expects to continue to play a significant role in COVID-19 testing and vaccine administration in the future, while maintaining a strong commitment to testing and vaccine equity by optimizing site locations and targeting outreach initiatives to reach vulnerable populations.

The impact of COVID-19 on the Company's businesses, operating results, cash flows and financial condition in the years ended December 31, 2022, 2021 and 2020, as well as information regarding certain expected impacts of COVID-19 on the Company, is discussed throughout this 10-K.

Health Care Benefits Segment

The Health Care Benefits segment operates as one of the nation's leading diversified health care benefits providers, serving an estimated 35 million people as of December 31, 2022. The Health Care Benefits segment has the information and resources to help members, in consultation with their health care professionals, make more informed decisions about their health care. The Health Care Benefits segment offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental and behavioral health plans, medical management capabilities, Medicare Advantage and Medicare Supplement plans, PDPs, Medicaid health care management services, and health information technology ("HIT") products and services. The Health Care Benefits segment also provided workers' compensation administrative services through its Coventry Health Care Workers' Compensation business ("Workers' Compensation business") prior to the sale of this business on July 31, 2020. The Health Care Benefits segment's customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers ("providers"), governmental units, government-sponsored plans, labor groups and expatriates.

Health Care Benefits Products and Services

The Company refers to insurance products (where it assumes all or a majority of the risk for medical and dental care costs) as "Insured" and administrative services contract products (where the plan sponsor assumes all or a majority of the risk of medical and dental care costs) as "ASC." Health Care Benefits products and services consist of the following:

- *Commercial Medical*: The Health Care Benefits segment offers point-of-service ("POS"), preferred provider organization ("PPO"), health maintenance organization ("HMO") and indemnity benefit ("Indemnity") plans. Commercial medical products also include health savings accounts ("HSAs") and consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). With the launch of Aetna Virtual Primary Care™ in 2021, eligible members now have access to health services remotely, paired with access to in-person visits with providers in the Company's network, including at MinuteClinic® locations. Principal products and services are targeted specifically to large multi-site national, mid-sized and small employers, individual insureds and expatriates. The Company offers medical stop loss insurance coverage for certain employers who elect to self-insure their health benefits. Under medical stop loss insurance products, the Company assumes risk for costs associated with large individual claims and/or aggregate loss experience within an employer's plan above a pre-set annual threshold. The segment also has a portfolio of additional health products and services that complement its medical products such as dental plans, behavioral health and employee assistance products, provider network access and vision products.

- *Government Medical*: In select geographies, the Health Care Benefits segment offers Medicare Advantage plans, Medicare Supplement plans and prescription drug coverage for Medicare beneficiaries; participates in Medicaid and subsidized Children's Health Insurance Programs ("CHIP"); and participates in demonstration projects for members who are eligible for both Medicare and Medicaid ("Duals"). These Government Medical products are further described below:

    - *Medicare Advantage:* Through annual contracts with the U.S. Centers for Medicare & Medicaid Services ("CMS"), the Company offers HMO and PPO products for eligible individuals in certain geographic areas through the Medicare Advantage program. Members typically receive enhanced benefits over traditional fee-for-service Medicare coverage ("Original Medicare"), including reduced cost-sharing for preventive care, vision and other services. The Company offered network-based HMO and/or PPO plans in 46 states and Washington, D.C. in 2022. For certain qualifying employer groups, the Company offers Medicare PPO products nationally. When combined with the Company's PDP product, these national PPO plans form an integrated national Insured Medicare product for employers that provides medical and pharmacy benefits.

    - *Medicare PDP:* The Company is a national provider of drug benefits under the Medicare Part D prescription drug program. All Medicare eligible individuals are eligible to participate in this voluntary prescription drug plan. Members typically receive coverage for certain prescription drugs, usually subject to a deductible, co-insurance and/or co-payment. The Company offered PDP plans in all 50 states and Washington, D.C. in 2022.

    - *Medicare Supplement:* For certain Medicare eligible members, the Company offers supplemental coverage for certain health care costs not covered by Original Medicare. The products included in the Medicare Supplement portfolio help to cover some of the gaps in Original Medicare, and include coverage for Medicare deductibles and coinsurance amounts. The Company offered a wide selection of Medicare Supplement products in 49 states and Washington, D.C. in 2022.

    - *Medicaid and CHIP:* The Company offers health care management services to individuals eligible for Medicaid and CHIP under multi-year contracts with government agencies in various states that are subject to annual appropriations. CHIP are state-subsidized insurance programs that provide benefits for families with uninsured children. The Company offered these services on an Insured or ASC basis in 16 states in 2022.

    - *Duals:* The Company provides health coverage to beneficiaries who are dually eligible for both Medicare and Medicaid coverage. These members must meet certain income and resource requirements in order to qualify for this coverage. The Company coordinates 100% of the care for these members and may provide them with additional services in order to manage their health care costs.

The Company also has a portfolio of transformative products and services aimed at creating a holistic and integrated approach to individual health and wellness. These products and services complement the Commercial Medical and Government Medical products and aim to provide innovative solutions, create integrated experience offerings and enable enhanced care delivery to customers.

Health Care Benefits Provider Networks

The Company contracts with physicians, hospitals and other providers for services they provide to the Company's members. The Company uses a variety of techniques designed to help encourage appropriate utilization of medical services ("utilization") and maintain affordability of quality coverage. In addition to contracts with providers for negotiated rates of reimbursement, these techniques include creating risk sharing arrangements that align economic incentives with providers, the development and implementation of guidelines for the appropriate utilization and the provision of data to providers to enable them to improve health care quality. At December 31, 2022, the Company's underlying nationwide provider network had approximately 1.6 million participating providers. Other providers in the Company's provider networks also include laboratory, imaging, urgent care and other freestanding health facilities.

Health Care Benefits Quality Assessment

CMS uses a 5-star rating system to monitor Medicare health care and drug plans and ensure that they meet CMS's quality standards. CMS uses this rating system to provide Medicare beneficiaries with a tool that they can use to compare the overall quality of care and level of customer service of companies that provide Medicare health care and drug plans. The rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management and overall customer satisfaction. See "Health Care Benefits Pricing" below in this Item 1 for further discussion of star ratings. The Company seeks Health Plan accreditation for Aetna Inc. ("Aetna") HMO plans from the National Committee for Quality Assurance ("NCQA"), a private, not-for-profit organization that evaluates, accredits and certifies a wide range of health care organizations. Health care plans seeking accreditation must pass a rigorous, comprehensive review and must annually report on their performance.

Aetna Life Insurance Company ("ALIC"), a wholly-owned subsidiary of the Company, has received nationwide NCQA PPO Health Plan accreditation. As of December 31, 2022, all of the Company's Commercial HMO and all of ALIC's PPO members who were eligible participated in HMOs or PPOs that are accredited by the NCQA.

The Company's provider selection and credentialing/re-credentialing policies and procedures are consistent with NCQA and URAC, a health care accrediting organization that establishes quality standards for the health care industry, as well as state and federal, requirements. In addition, the Company is certified under the NCQA Credentials Verification Organization ("CVO") certification program for all certification options and has URAC CVO accreditation.

Quality assessment programs for contracted providers who participate in the Company's networks begin with the initial review of health care practitioners. Practitioners' licenses and education are verified, and their work history is collected by the Company or in some cases by the practitioner's affiliated group or organization. The Company generally requires participating hospitals to be certified by CMS or accredited by The Joint Commission, the American Osteopathic Association, or Det Norske Veritas Healthcare.

The Company also offers quality and outcome measurement programs, quality improvement programs, and health care data analysis systems to providers and purchasers of health care services.

Health Care Benefits Information Systems

The Health Care Benefits segment currently operates and supports an end-to-end suite of information technology platforms to support member engagement, enrollment, health benefit administration, care management, service operations, financial reporting and analytics. The multiple platforms are supported by an integration layer to facilitate the transfer of real-time data. There is continued focus and investment in enterprise data platforms, cloud capabilities, digital products to offer innovative solutions and a seamless experience to the Company's members through mobile and web channels. The Company is making concerted investments in emerging technology capabilities such as voice, artificial intelligence and robotics to further automate, reduce cost and improve the experience for all of its constituents. The Health Care Benefits segment is utilizing the full breadth of the Company's assets to build enterprise technology that will help guide our members through their health care journey, provide them a high level of service, enable healthier outcomes and encourage them to take next best actions to lead healthier lives.

Health Care Benefits Customers

Medical membership is dispersed throughout the United States, and the Company also serves medical members in certain countries outside the United States. The Company offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, many of which are available nationwide. Depending on the product, the Company markets to a range of customers, including employer groups, individuals, college students, part-time and hourly workers, health plans, providers, governmental units, government-sponsored plans, labor groups and expatriates. For additional information on medical membership, see "Health Care Benefits Segment" in the Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") included in Item 7 of this 10-K.

The Company markets both Commercial Insured and ASC products and services primarily to employers that sponsor the Company's products for the benefit of their employees and their employees' dependents. Frequently, larger employers offer employees a choice among coverage options from which the employee makes his or her selection during a designated annual open enrollment period. Typically, employers pay all of the monthly premiums to the Company and, through payroll deductions, obtain reimbursement from employees for a percentage of the premiums that is determined by each employer. Some Health Care Benefits products are sold directly to employees of employer groups on a fully employee-funded basis. In some cases, the Company bills the covered individual directly. In addition, effective January 2022, the Company entered the individual public health insurance exchanges ("Public Exchanges") in eight states through which it sells Insured plans directly to individual consumers. The Company entered Public Exchanges in four additional states effective January 2023.

The Company offers Insured Medicare coverage on an individual basis as well as through employer groups to their retirees. Medicaid and CHIP members are enrolled on an individual basis. The Company also offers Insured health care coverage to members who are dually-eligible for both Medicare and Medicaid.

Health Care Benefits products are sold through: the Company's sales personnel; independent brokers, agents and consultants who assist in the production and servicing of business; as well as private health insurance exchanges ("Private Exchanges") and Public Exchanges (together with Private Exchanges, "Insurance Exchanges"). For large employers or other entities that sponsor the Company's products ("plan sponsors"), independent consultants and brokers are frequently involved in employer health plan selection decisions and sales. In some instances, the Company may pay commissions, fees and other amounts to brokers, agents, consultants and sales representatives who place business with the Company. In certain cases, the customer pays the broker for services rendered, and the Company may facilitate that arrangement by collecting the funds from the customer and transmitting them to the broker. The Company supports marketing and sales efforts with an advertising program that may include television, radio, billboards, print media and social media, supplemented by market research and direct marketing efforts.

The U.S. federal government is a significant customer of the Health Care Benefits segment through contracts with CMS for coverage of Medicare-eligible individuals and federal employee-related benefit programs. Other than the contracts with CMS, the Health Care Benefits segment is not dependent upon a single customer or a few customers the loss of which would have a significant effect on the earnings of the segment. The loss of business from any one or a few independent brokers or agents would not have a material adverse effect on the earnings of the Health Care Benefits segment. In 2022, 2021 and 2020, Health Care Benefits segment revenues from the federal government accounted for 14%, 14% and 13%, respectively, of the Company's consolidated total revenues. Contracts with CMS for coverage of Medicare-eligible individuals in the Health Care Benefits segment accounted for approximately 74%, 79% and 78%, respectively, of the Company's consolidated revenues from the federal government in 2022, 2021 and 2020.

Health Care Benefits Pricing

For Commercial Insured plans, contracts containing the pricing and other terms of the relationship are generally established in advance of the policy period and typically have a duration of one year. Fees under ASC plans are generally fixed for a period of one year.

Generally, a fixed premium rate is determined at the beginning of the policy period for Commercial Insured plans. The Company typically cannot recover unanticipated increases in health care and other benefit costs in the current policy period; however, it may consider prior experience for a product in the aggregate or for a specific customer, among other factors, in determining premium rates for future policy periods. Where required by state laws, premium rates are filed and approved by state regulators prior to contract inception. Future operating results could be adversely affected if the premium rates requested are not approved or are adjusted downward or their approval is delayed by state or federal regulators.

The Company has Medicare Advantage and PDP contracts with CMS to provide HMO, PPO and prescription drug coverage to Medicare beneficiaries in certain geographic areas. Under these annual contracts, CMS pays the Company a fixed per member (or "capitation") payment and/or a portion of the premium, both of which are based on membership and adjusted for demographic and health risk factors. CMS also considers inflation, changes in utilization patterns and average per capita fee-for-service Medicare costs in the calculation of the fixed capitation payment or premium. PDP contracts also provide a risk-sharing arrangement with CMS to limit the Company's exposure to unfavorable expenses or benefit from favorable expenses. Amounts payable to the Company under the Medicare arrangements are subject to annual revision by CMS, and the Company elects to participate in each Medicare service area or region on an annual basis. Premiums paid to the Company for Medicare products are subject to federal government reviews and audits, which can result, and have resulted, in retroactive and prospective premium adjustments and refunds to the government and/or members. In addition to payments received from CMS, some Medicare Advantage products and all PDP products require a supplemental premium to be paid by the member or sponsoring employer. In some cases, these supplemental premiums are adjusted based on the member's income and asset levels. Compared to Commercial Medical products, Medicare contracts generate higher per member per month revenues and higher health care and other benefit costs.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") ties a portion of each Medicare Advantage plan's reimbursement to the plan's "star ratings." Plans must have a star rating of 4 or higher (out of 5) to qualify for bonus payments. CMS released the Company's 2023 star ratings in October 2022. The Company's 2023 star ratings will be used to determine which of the Company's Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2024. Based on the Company's membership at December 31, 2022, 21% of the Company's Medicare Advantage members were in plans with 2023 star ratings of at least 4.0 stars, compared to 87% of the Company's Medicare Advantage members being in plans with 2022 star ratings of at least 4.0 stars based on the Company's membership at December 31, 2021. Refer to "Medicare Star Ratings" within the "Government Regulation" section of this Item 1 for further discussion of the decrease in the Company's star ratings.

Rates for Medicare Supplement products are regulated at the state level and vary by state and plan.

Under Insured Medicaid contracts, state government agencies pay the Company fixed monthly rates per member that vary by state, line of business and demographics; and the Company arranges, pays for and manages the health care services provided to Medicaid beneficiaries. These rates are subject to change by each state, and, in some instances, provide for adjustment for health risk factors. CMS requires these rates to be actuarially sound. The Company also receives fees from customers where it provides services under ASC Medicaid contracts. ASC Medicaid contracts generally are for periods of more than one year, and certain of them contain performance incentives and limited financial risk sharing with respect to certain medical, financial and operational metrics. Under these arrangements, performance is evaluated annually, with associated financial incentive opportunities, and financial risk share obligations are typically limited to a percentage of the fees otherwise payable to the Company. Payments to the Company under Medicaid contracts are subject to the annual appropriation process in the applicable state.

Under Duals contracts, the rate setting process is generally established by CMS in partnership with the state government agency participating in the demonstration project. Both CMS and the state government agency may seek premium and other refunds under certain circumstances, including if the Company fails to comply with CMS regulations or other contractual requirements.

The Company offers HMO and consumer-directed medical and dental plans to federal employees under the Federal Employees Health Benefits ("FEHB") Program and the Federal Employees Dental and Vision Insurance Program. Premium rates and fees for those plans are subject to federal government review and audit, which can result, and have resulted, in retroactive and prospective premium and fee adjustments and refunds to the government and/or members.

Beginning in 2014, the ACA imposed significant new industry-wide fees, assessments and taxes, including an annual levy known as the health insurer fee (the "HIF"). In December 2019, the HIF was repealed for calendar years after 2020. For additional information on the ACA fees, assessments and taxes, see Note 1 ''Significant Accounting Policies'' included in Item 8 of this 10-K. The Company's goal is to collect premiums and fees where possible, or solve for, all of the ACA-related fees, assessments and taxes.

Health Care Benefits Seasonality

The Health Care Benefits segment's quarterly operating income progression is impacted by (i) the seasonality of benefit costs which generally increase during the year as Insured members progress through their annual deductibles and out-of-pocket expense limits and (ii) the seasonality of operating expenses, which are generally the highest during the fourth quarter due primarily to spending to support readiness for the start of the upcoming plan year and marketing associated with Medicare annual enrollment.

During the year ended December 31, 2022, the impact of COVID-19 within the Health Care Benefits segment has generally stabilized as a result of the Company's ability to capture COVID-19 related medical costs in pricing, and the segment has experienced a return to a more normal seasonality pattern, as described above.

During the year ended December 31, 2021, the customary quarterly operating income progression was impacted by COVID-19. While overall medical costs in the first quarter were generally consistent with historical baseline levels in the aggregate, the segment experienced increased COVID-19 testing and treatment costs and lower Medicare risk-adjusted revenue. During the second quarter, COVID-19 testing and treatment costs persisted, however at levels significantly lower than those observed during the first quarter. Beginning in the third quarter, medical costs once again increased primarily driven by the spread of the emerging new variants of COVID-19, which resulted in increased testing and treatment costs that continued throughout the fourth quarter.

During the year ended December 31, 2020, the customary quarterly operating income progression was also impacted by COVID-19. Beginning in mid-March, the health care system experienced a significant reduction in utilization that is discretionary and the cancellation of elective medical procedures. Utilization remained below historical levels through April 2020, began to recover in May and June 2020 and reached more normal levels in the third and fourth quarters of 2020, with select geographies impacted by COVID-19 waves.

Health Care Benefits Competition

The health care benefits industry is highly competitive, primarily due to a large number of for-profit and not-for-profit competitors, competitors' marketing and pricing and a proliferation of competing products, including new products that are continually being introduced into the marketplace. New entrants into the marketplace, as well as consolidation within the industry, have contributed to and are expected to intensify the competitive environment. In addition, the rapid pace of change as the industry evolves towards a consumer-focused retail marketplace, including Insurance Exchanges, and the increased use of technology to interact with members, providers and customers, increase the risks the Company faces from new entrants and disruptive actions by existing competitors compared to prior periods.

The Company believes that the significant factors that distinguish competing health plans include the perceived overall quality (including accreditation status), quality of service, comprehensiveness of coverage, cost (including premium rates, provider discounts and member out-of-pocket costs), product design, financial stability and ratings, breadth and quality of provider networks, ability to offer different provider network options, providers available in such networks, and quality of member support and care management programs. The Company believes that it is competitive on each of these factors. The Company's ability to increase the number of persons covered by its health plans or to increase Health Care Benefits segment revenues is affected by its ability to differentiate itself from its competitors on these factors. Competition may also affect the availability of services from providers, including primary care physicians, specialists and hospitals.

Insured products compete with local and regional health care benefits plans, health care benefits and other plans sponsored by other large commercial health care benefit insurance companies, health system owned health plans, new entrants into the marketplace and numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross and Blue Shield Association. The largest competitor in Medicare products is Original Medicare. Additional Health Care Benefits segment competitors include other types of medical and dental provider organizations, various specialty service providers (including pharmacy benefit management ("PBM") services providers), health care consultants, financial services companies, integrated health care delivery organizations (networks of providers who also coordinate administrative services for and assume insurance risk of their members), third party administrators ("TPAs"), HIT companies and, for certain plans, programs sponsored by the federal or state governments. Emerging competitors include start up health care benefits plans, technology companies, provider-owned health plans, new joint ventures (including not-for-profit joint ventures among firms from multiple industries), financial services firms that are distributing competing products on their proprietary Private Exchanges, and consulting firms that are distributing competing products on their proprietary Private Exchanges, as well as non-traditional distributors such as retail companies. The Company's ability to increase the number of persons enrolled in Insured Commercial Medical products also is affected by the desire and ability of employers to self-fund their health coverage.

The Health Care Benefits segment's ASC plans compete primarily with other large commercial health care benefit companies, numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross and Blue Shield Association and TPAs.

The provider solutions and HIT marketplaces and products are evolving rapidly. The Company competes for provider solutions and HIT business with other large health plans and commercial health care benefit insurance companies as well as information technology companies and companies that specialize in provider solutions and HIT. Many information technology product competitors have longer operating histories, better brand recognition, greater marketplace presence and more experience in developing innovative products.

In addition to competitive pressures affecting the Company's ability to obtain new customers or retain existing customers, the Health Care Benefits segment's medical membership has been and may continue to be adversely affected by adverse and/or uncertain economic conditions and reductions in workforce by existing customers due to adverse and/or uncertain general economic conditions, especially in the United States and industries where such membership is concentrated.

Health Care Benefits Reinsurance

The Company currently has several reinsurance agreements with non-affiliated insurers that relate to Health Care Benefits insurance policies. The Company entered into these contracts to reduce the risk of catastrophic losses which in turn reduces capital and surplus requirements. The Company frequently evaluates reinsurance opportunities and refines its reinsurance and risk management strategies on a regular basis.

Pharmacy Services Segment

The Pharmacy Services segment provides a full range of PBM solutions, including plan design offerings and administration, formulary management, retail pharmacy network management services and mail order pharmacy. In addition, through the Pharmacy Services segment, the Company provides specialty pharmacy and infusion services, clinical services, disease management services, medical spend management and pharmacy and/or other administrative services for providers and federal 340B drug pricing program covered entities ("Covered Entities"). The Company operates a group purchasing organization that negotiates pricing for the purchase of pharmaceuticals and rebates with pharmaceutical manufacturers on behalf of its participants. The Company also provides various administrative, management and reporting services to pharmaceutical manufacturers. The Pharmacy Services segment's clients are primarily employers, insurance companies, unions, government employee groups, health plans, PDPs, Medicaid managed care ("Managed Medicaid") plans, plans offered on Insurance Exchanges and other sponsors of health benefit plans throughout the United States and Covered Entities. The Pharmacy Services segment operates retail specialty pharmacy stores, specialty mail order pharmacies, mail order dispensing pharmacies, compounding pharmacies and branches for infusion and enteral nutrition services. During the year ended December 31, 2022, the Company's PBM filled or managed 2.3 billion prescriptions on a 30-day equivalent basis.

PBM Services

The Company dispenses prescription drugs directly through its mail order dispensing and specialty mail order pharmacies and through pharmacies in its retail network. All prescriptions processed by the Company are analyzed, processed and documented by the Company's proprietary prescription management systems. These systems provide essential features and functionality to allow plan members to utilize their prescription drug benefits. These systems also streamline the process by which prescriptions are processed by staff and network pharmacists by enhancing review of various items through automation, including plan eligibility, early refills, duplicate dispensing, appropriateness of dosage, drug interactions or allergies, over-utilization and potential fraud.

Plan Design Offerings and Administration
The Company assists its PBM clients in designing pharmacy benefit plans that help improve health outcomes while minimizing the costs to the client. The Company also assists PBM clients in monitoring the effectiveness of their plans through frequent, informal communications, the use of proprietary software, as well as through formal annual, quarterly and sometimes monthly performance reviews. The Company administers pharmacy benefit plans for clients who contract with it to facilitate prescription drug coverage and claims processing for their eligible plan members. The Company also provides administrative services for Covered Entities.

The Company makes recommendations to help PBM clients design benefit plans that promote the use of lower cost, clinically appropriate drugs and helps its PBM clients control costs by recommending plan designs that encourage the use of generic equivalents of brand name drugs when such equivalents are available. Clients also have the option, through plan design, to further lower their pharmacy benefit plan costs by setting different member payment levels for different products on their drug lists or "formularies," which helps guide members to choose lower cost alternatives through appropriate financial incentives.

Formulary Management

The Company utilizes an independent panel of doctors, pharmacists and other medical experts, referred to as the CVS Caremark National Pharmacy and Therapeutics Committee, to review and approve the selection of drugs that meet the Company's standards of safety and efficacy for inclusion on one of the Company's template formularies. The Company's formularies provide recommended products in numerous drug classes to help ensure member access to clinically appropriate drugs with alternatives within a class under the client's pharmacy benefit plan, while helping to drive the lowest net cost for clients that select one of the Company's formularies. To help improve clinical outcomes for members and clients, the Company conducts ongoing, independent reviews of all drugs, including those appearing on the formularies and generic equivalent products. Many of the Company's clients choose to adopt a template formulary offering as part of their plan design. PBM clients are given capabilities to offer real time benefits information for a member's specific plan design, provided digitally at the point of prescribing, at the CVS pharmacy and directly to members.

Retail Pharmacy Network Management Services

The Company maintains a national network of approximately 66,000 retail pharmacies, consisting of approximately 40,000 chain pharmacies (which include CVS pharmacy locations) and approximately 26,000 independent pharmacies, in the United States, including Puerto Rico, the District of Columbia, Guam and the U.S. Virgin Islands. When a customer fills a prescription in a retail pharmacy, the pharmacy sends prescription data electronically to the Company from the point-of-sale. This data interfaces with the Company's proprietary prescription management systems, which verify relevant plan member data and eligibility, while also performing a drug utilization review to help evaluate clinical appropriateness and safety and confirming that the pharmacy will receive payment for the prescription.

Mail Order Pharmacy Services

The Pharmacy Services segment operates mail order dispensing pharmacies in the United States. Plan members or their prescribers submit prescriptions or refill requests, primarily for maintenance medications, to these pharmacies, and staff pharmacists review these prescriptions and refill requests with the assistance of the Company's prescription management systems. This review may involve communications with the prescriber and, with the prescriber's approval when required, can result in generic substitution, therapeutic interchange or other actions designed to help reduce cost and/or improve quality of treatment. The Company's mail order dispensing pharmacies have been awarded Mail Service Pharmacy accreditation from URAC.

Specialty Pharmacy and Infusion Services

The Pharmacy Services segment operates specialty mail order pharmacies, retail specialty pharmacy stores and branches for infusion and enteral nutrition services in the United States. The specialty mail order pharmacies are used for delivery of advanced medications to individuals with chronic or genetic diseases and disorders. The Company's specialty mail order pharmacies have been awarded Specialty Pharmacy accreditation from URAC. Substantially all of the Company's specialty mail order pharmacies also have been accredited by The Joint Commission and the Accreditation Commission for Health Care ("ACHC"), which are independent, not-for-profit organizations that accredit and certify health care programs and organizations in the United States. The ACHC accreditation includes an additional accreditation by the Pharmacy Compounding Accreditation Board, which certifies compliance with the highest level of pharmacy compounding standards.

Clinical Services

The Company offers multiple clinical programs and services to help clients manage overall pharmacy and health care costs in a clinically appropriate manner. These programs are primarily designed to promote better health outcomes and to help target inappropriate medication utilization and non-adherence to medication, each of which may result in adverse medical events that negatively affect member health and client pharmacy and medical spend. These programs include utilization management ("UM"), medication management, quality assurance, adherence and counseling programs to complement the client's plan design and clinical strategies. To help address prescription opioid abuse and misuse, the Company introduced an industry-leading UM approach that limits to seven days the supply of opioids dispensed for certain acute prescriptions for patients who are new to therapy, limits the daily dosage of opioids dispensed based on the strength of the opioid and requires the use of immediate-release formulations of opioids before extended-release opioids are dispensed. The Company's Pharmacy Advisor® program facilitates pharmacist counseling, both face-to-face and over the telephone, to help participating plan members with certain chronic diseases, such as diabetes and cardiovascular conditions, to identify gaps in care, adhere to their prescribed medications and manage their health conditions. The Company also has digital connectivity that helps to lower drug costs for patients by providing expanded visibility to lower cost alternatives through enhanced analytics and data sharing.

Disease Management Programs

The Company's clinical programs and services utilize advanced protocols and offer clients convenience in working with providers and other third parties. The Company's care management program covers diseases such as rheumatoid arthritis, Parkinson's disease, epilepsy and multiple sclerosis and is accredited by the NCQA. The Company's UM program covers similar diseases and is accredited by the NCQA and URAC.

Medical Benefit Management

The Company's NovoLogix® online preauthorization tool helps identify and capture cost savings opportunities for specialty drugs billed under the medical benefit by identifying outliers to appropriate dosages and costs, and helps to ensure clinically appropriate use of specialty drugs.

Group Purchasing Organization Services

The Company operates a group purchasing organization that negotiates pricing for the purchase of pharmaceuticals and rebates with pharmaceutical manufacturers on behalf of its participants. The Company also provides various administrative, management and reporting services to pharmaceutical manufacturers.

Pharmacy Services Information Systems

The Pharmacy Services segment's claim adjudication platform incorporates architecture that centralizes the data generated from filling mail order prescriptions, adjudicating retail pharmacy claims and delivering other solutions to PBM clients. The Health Engagement Engine® technology and proprietary clinical algorithms help connect various parts of the enterprise and serve an essential role in cost management and health improvement, leveraging cloud-native technologies and practices. This capability transforms pharmacy data into actionable interventions at key points of care, including in retail, mail and specialty pharmacies as well as in customer care call center operations, leveraging our enterprise data platform to improve the quality of care. The technology leverages assisted artificial intelligence to deliver insights to the business and bring automation to otherwise manual tasks. Specialty services also connects with our claim adjudication platform and various health plan adjudication platforms with a centralized architecture servicing many clients and members. Operating services, such as Specialty Expedite®, provide an interconnected onboarding solution for specialty medications and branding solutions ranging from fulfillment to total patient management. These services are managed through our new innovative specialty workflow and web platform.

Pharmacy Services Clients

The Company's Pharmacy Services clients are primarily employers, insurance companies, unions, government employee groups, health plans, PDPs, Managed Medicaid plans, plans offered on Insurance Exchanges, other sponsors of health benefit plans throughout the United States and Covered Entities. Pharmaceuticals are provided to eligible members in benefit plans maintained by clients and utilize the Company's information systems, among other things, to help perform safety checks, drug interaction screening and identify opportunities for generic substitution. Substantially all of the Pharmacy Services segment's revenues are generated from dispensing and managing prescription drugs to eligible members in benefit plans maintained by clients.

Pharmacy Services Seasonality

The majority of Pharmacy Services segment revenues are not seasonal in nature.

Pharmacy Services Competition

The Company believes the primary competitive factors in the pharmacy services industry include: (i) the ability to negotiate favorable discounts from drug manufacturers as well as to negotiate favorable discounts from, and access to, retail pharmacy networks; (ii) the ability to identify and apply effective cost management programs utilizing clinical strategies, including the development and utilization of preferred formularies; (iii) the ability to market PBM products and services; (iv) the commitment to provide flexible, clinically-oriented services to clients and be responsive to clients' needs; (v) the quality, scope and costs of products and services offered to clients and their members; and (vi) operational excellence in delivering services. The Pharmacy Services segment has a significant number of competitors offering PBM services, including large, national PBM companies (e.g., Prime Therapeutics and MedImpact), PBMs owned by large national health plans (e.g., the Express Scripts business of Cigna Corporation and the OptumRx business of UnitedHealth) and smaller standalone PBMs.

Retail/LTC Segment

The Retail/LTC segment sells prescription drugs and a wide assortment of health and wellness products and general merchandise, provides health care services through its MinuteClinic walk-in medical clinics, provides medical diagnostic testing, administers vaccinations for illnesses such as influenza, COVID-19 and shingles and conducts long-term care pharmacy ("LTC") operations, which distribute prescription drugs and provide related pharmacy consulting and other ancillary services to long-term care facilities and other care settings. As of December 31, 2022, the Retail/LTC segment operated more than 9,000 retail locations, more than 1,100 MinuteClinic locations as well as online retail pharmacy websites, LTC pharmacies and on-site pharmacies. During the year ended December 31, 2022, the Retail/LTC segment filled 1.6 billion prescriptions on a 30-day equivalent basis. For the year ended December 31, 2022, the Company dispensed approximately 26.8% of the total retail pharmacy prescriptions in the United States.

Retail/LTC Products and Services

A typical retail store sells prescription drugs and a wide assortment of high-quality, nationally advertised brand name and proprietary brand merchandise. Pharmacy locations may also contract with Covered Entities under the federal 340B drug pricing program. Front store categories include over-the-counter drugs, consumer health products, beauty products and personal care products. The Company purchases merchandise from numerous manufacturers and distributors. The Company believes that competitive sources are readily available for substantially all of the products carried in its retail stores and the loss of any one supplier would not likely have a material effect on the Retail/LTC segment. LTC operations include distribution of prescription drugs and related consulting and ancillary services. The Company's MinuteClinic locations offer a variety of health care services.

Retail/LTC revenues by major product group are as follows:

	Percentage of Revenues		
	2022	**2021**	**2020**
Pharmacy [1]	76.9 %	76.0 %	76.9 %
Front store and other [2]	23.1 %	24.0 %	23.1 %
	100.0 %	100.0 %	100.0 %

(1) Pharmacy includes LTC sales and sales in pharmacies within Target Corporation ("Target") and other retail stores.
(2) "Other" represents less than 12% of the "Front store and other" revenue category in all periods presented.

Pharmacy
Pharmacy revenues represented approximately three-fourths of Retail/LTC segment revenues in each of 2022, 2021 and 2020. The Company believes that retail pharmacy operations will continue to represent a critical part of the Company's business due to industry demographics, e.g., an aging American population consuming a greater number of prescription drugs, prescription drugs being used more often as the first line of defense for managing illness, the introduction of new pharmaceutical products, the need for vaccinations, including the COVID-19 vaccination, and Medicare Part D growth. The Company believes the retail pharmacy business benefits from investment in both people and technology, as well as innovative collaborations with health plans, PBMs and providers. Given the nature of prescriptions, consumers want their prescriptions filled accurately by professional pharmacists using the latest tools and technology, and ready when promised. Consumers also need medication management programs and better information to help them get the most out of their health care dollars. To assist consumers with these needs, the Company has introduced integrated pharmacy health care services that provide an earlier, easier and more effective approach to engaging consumers in behaviors that can help lower costs, improve health and save lives.

Front Store
Front store revenues reflect the Company's strategy of innovating with new and unique products and services, using innovative personalized marketing and adjusting the mix of merchandise to match customers' needs and preferences. A key component of the front store strategy is the ExtraCare® card program, which is one of the largest and most successful retail loyalty programs in the United States. The ExtraCare program allows the Company to balance marketing efforts so it can reward its best customers by providing them with automatic sale prices, customized coupons, ExtraBucks® rewards and other benefits. The Company also offers a subscription-based membership program, CarePass®, under which members are entitled to a suite of benefits delivered over the course of the subscription period, as well as a promotional reward that can be redeemed for future

goods and services. The Company continues to launch and enhance new and exclusive brands to create unmatched offerings in beauty products and deliver other unique product offerings, including a full range of high-quality proprietary brand products that are only available through CVS stores. The Company currently carries approximately 5,500 proprietary brand products, which accounted for approximately 21% of front store revenues during 2022.

MinuteClinic

As of December 31, 2022, the Company operated more than 1,100 MinuteClinic locations in the United States. The clinics are staffed by nurse practitioners and physician assistants who utilize nationally established guidelines to deliver a variety of health care services. Payors value these clinics because they provide convenient, high-quality, cost-effective care, in many cases offering an attractive alternative to more expensive sites of care. MinuteClinic also offers virtual care services to connect customers with licensed providers to provide access to health services remotely. MinuteClinic is collaborating with the Health Care Benefits and Pharmacy Services segments to help meet the needs of the Company's health plan and client plan members by offering programs that can improve member health and lower costs. MinuteClinic also maintains relationships with leading hospitals, clinics and physicians in the communities we serve to support and enhance quality, access and continuity of care.

On-site Pharmacies

The Company also operates a limited number of pharmacies located at client sites, which provide certain health plan members and customers with a convenient alternative for filling their prescriptions and receiving vaccinations, including the COVID-19 vaccination.

Medical Diagnostic Testing

The Company offers medical diagnostic testing primarily through its testing sites located at CVS pharmacy locations, in its MinuteClinic locations, at community-based testing sites in underserved areas and through its Return Ready solution.

Long-term Care Pharmacy Operations

The Retail/LTC segment provides LTC pharmacy services through the Omnicare® business. Omnicare's customers consist of skilled nursing facilities, assisted living facilities, independent living communities, hospitals, correctional facilities, and other health care service providers. The Company provides pharmacy consulting, including monthly patient drug therapy evaluations, to assist in compliance with state and federal regulations and provide proprietary clinical and health management programs. It also provides pharmaceutical case management services for retirees, employees and dependents who have drug benefits under corporate-sponsored health care programs.

Community Location Development

CVS Health's community health destinations are an integral part of its ability to meet the needs of consumers and maintain its leadership position in the changing health care landscape. When paired with its rapidly expanding digital presence, the Company's physical presence in thousands of communities across the country represents a competitive advantage by allowing it to develop deep and trusted relationships through everyday engagement in consumer health. The Company's community health destinations have played, and will continue to play, a key role in the Company's continued growth and success. During 2022, the Company opened approximately 40 new locations, relocated 4 locations and closed approximately 300 locations.

The Company's continuous assessment of its national footprint is an essential component of competing effectively in the current health care environment. On an ongoing basis, the Company evaluates changes in population, consumer buying patterns and future health needs to assess the ability of its existing stores and locations to meet the needs of its consumers and the business. During the fourth quarter of 2021, the Company completed a strategic review of its retail business and announced its plans to reduce store density in certain locations through the closure of approximately 900 retail stores between 2022 and 2024. As of December, 31, 2022, the Company has closed approximately 300 retail stores in connection with this strategic review.

Retail/LTC Information Systems

The Company has continued to invest in information systems to enable it to deliver exceptional customer service, enhance safety and quality, and expand patient care services while lowering operating costs. The proprietary WeCARE Workflow tool supports pharmacy teams by prioritizing work to meet customer expectations, facilitating prescriber outreach, and seamlessly integrating clinical programs. This solution delivers improved efficiency and enhances customer experience, as well as provides a framework to accommodate the evolution of pharmacy practice and the expansion of clinical programs. Our Health Engagement Engine technology and data science clinical algorithms enable the Company to help identify opportunities for pharmacists to deliver face-to-face counseling regarding patient health and safety matters, including medication adherence issues, gaps in care and management of certain chronic health conditions. The Company's digital strategy is to empower the consumer to navigate their pharmacy experience and manage their condition through integrated online and mobile solutions that offer utility and convenience. The Company's LTC digital technology suite, Omniview®, improves the efficiency of customers' operations with tools that include executive dashboards, pre-admission pricing, electronic ordering of prescription refills, proof-of-delivery tracking, access to patient profiles, receipt and management of facility bills, and real-time validation of Medicare Part D coverage, among other capabilities.

Through the collaboration of its digital and technical teams, the Company has established critical tools which enable patients to schedule diagnostic testing and vaccination appointments through CVS.com and MinuteClinic.com. Key elements of the offerings include landing pages which highlight services and answer common questions, screening capabilities to determine patient eligibility, service location locator and appointment selection tools to efficiently identify the requested service on a specified date, time, and location and registration pages to collect required patient information, accelerating the administration of the test or vaccine once at the store. Once scheduled, the tools provide the user with instructions and notifications including SMS text message and email reminders, and, following administration, also provide digital results for tests and records for vaccinations, enabling patients to view and save their medical records for convenient access at a later point.

Retail/LTC Customers

The success of the Retail/LTC segment's businesses is dependent upon the Company's ability to establish and maintain contractual relationships with pharmacy benefit managers and other payors on acceptable terms. Substantially all of the Retail/LTC segment's pharmacy revenues are derived from pharmacy benefit managers, managed care organizations ("MCOs"), government funded health care programs, commercial employers and other third-party payors. No single Retail/LTC payor accounted for 10% or more of the Company's consolidated total revenues in 2022, 2021 or 2020.

Retail/LTC Seasonality

The majority of Retail/LTC segment revenues, particularly pharmacy revenues, generally are not seasonal in nature. However, front store revenues tend to be higher during the December holiday season. In addition, both pharmacy and front store revenues are affected by the timing and severity of the cough, cold and flu season. Uncharacteristic or extreme weather conditions also can adversely affect consumer shopping patterns and Retail/LTC revenues, expenses and operating results.

During the year ended December 31, 2022, the customary quarterly operating income progression in the Retail/LTC segment continued to be impacted by COVID-19. During the first quarter, the Company saw high volumes of administration of COVID-19 vaccinations, as well as demand for OTC test kits in the front store, particularly in the beginning of the year when the Omicron variant incidence was high. In addition, the Company administered the highest quarterly volume of COVID-19 diagnostic tests of 2022 during the first quarter, however a decline compared to the prior year. During the second and third quarters, the Company continued to generate earnings from the sale of OTC test kits, as customers performed more in-home testing versus diagnostic testing, in addition to earnings from the continued administration of COVID-19 diagnostic testing and vaccinations, albeit at lower levels than those experienced in the first quarter. During the fourth quarter, the Company saw an increase in COVID-19 vaccine administration from the prior quarter related to the bivalent COVID-19 booster.

During the year ended December 31, 2021, the customary quarterly operating income progression was impacted by COVID-19. During the first quarter, the Company experienced reduced customer traffic in its retail pharmacies, which reflected the impact of a weaker cough, cold and flu season, while it administered the highest quarterly volume of COVID-19 diagnostic tests. During the second quarter, the segment generated earnings from COVID-19 vaccinations and saw improved customer traffic as vaccinated customers began more actively shopping in CVS locations. During the third and fourth quarters, emerging new variants drove the continued administration of COVID-19 vaccinations (including booster shots) and diagnostic testing, while the segment also generated earnings from the sale of OTC test kits in the front store.

During the year ended December 31, 2020, the customary quarterly operating income progression was impacted by COVID-19. During March 2020, the Company experienced increased prescription volume due to the greater use of 90-day prescriptions and early refills of maintenance medications, as well as increased front store volume as consumers prepared for the COVID-19 pandemic. Beginning in the second quarter and continuing throughout the remainder of the year, the Company experienced reduced customer traffic in its retail pharmacies and MinuteClinic locations due to shelter-in-place orders as well as reduced new therapy prescriptions and decreased long-term care prescription volume as a result of the COVID-19 pandemic. Beginning in the third quarter, the Company saw an increase in diagnostic testing related to the COVID-19 pandemic and in December 2020, the Company began administering COVID-19 vaccinations in long-term care facilities.

Retail/LTC Competition

The retail pharmacy business is highly competitive. The Company believes that it competes principally on the basis of: (i) store location and convenience, (ii) customer service and satisfaction, (iii) product selection and variety, and (iv) price. In the areas it serves, the Company competes with other drugstore chains (e.g., Walgreens and Rite Aid), supermarkets, discount retailers (e.g., Walmart), independent pharmacies, restrictive pharmacy networks, internet companies (e.g., Amazon), membership clubs, retail health clinics, urgent care and primary care offices, as well as mail order dispensing pharmacies.

LTC pharmacy services are highly regional or local in nature, and within a given geographic area of operation, highly competitive. The Company's largest LTC pharmacy competitor nationally is PharMerica. The Company also competes with numerous local and regional institutional pharmacies, pharmacies owned by long-term care facilities and local retail pharmacies. Some states have enacted "freedom of choice" or "any willing provider" requirements as part of their state Medicaid programs or in separate legislation, which may increase the competition that the Company faces in providing services to long-term care facility residents in these states.

Corporate/Other Segment

The Company presents the remainder of its financial results in the Corporate/Other segment, which primarily consists of:

- Management and administrative expenses to support the Company's overall operations, which include certain aspects of executive management and the corporate relations, legal, compliance, human resources, information technology and finance departments, expenses associated with the Company's investments in its transformation and enterprise modernization programs and acquisition-related integration costs; and
- Products for which the Company no longer solicits or accepts new customers such as its large case pensions and long-term care insurance products.

Generic Sourcing Venture

The Company and Cardinal Health, Inc. ("Cardinal") each have a 50% ownership in Red Oak Sourcing, LLC ("Red Oak"), a generic pharmaceutical sourcing entity. Under this arrangement, the Company and Cardinal contributed their sourcing and supply chain expertise to Red Oak and agreed to source and negotiate generic pharmaceutical supply contracts for both companies through Red Oak. Red Oak does not own or hold inventory on behalf of either company.

Working Capital Practices

The Company funds the growth of its businesses through a combination of cash flow from operations, commercial paper and other short-term borrowings, as well as long-term borrowings. For additional information on the Company's working capital practices, see "Liquidity and Capital Resources" in the MD&A included in Item 7 of this 10-K. Employer groups, individuals, college students, part-time and hourly workers, health plans, providers, governmental units, government-sponsored plans (with the exception of Medicare Part D services, which are described below), labor groups and expatriates, which represent the vast majority of Health Care Benefits segment revenues, typically settle in less than 30 days. As a provider of Medicare Part D services, the Company contracts annually with CMS. Utilization of services each plan year results in the accumulation of either a receivable from or a payable to CMS. The timing of settlement of the receivable or payable with CMS takes several quarters, which impacts working capital from year to year. The majority of the Retail/LTC segment non-pharmacy revenues are paid in cash, or with debit or credit cards. Managed care organizations, pharmacy benefit managers, government funded health care programs, commercial employers and other third party insurance programs, which represent the vast majority of the Company's consolidated pharmacy revenues, typically settle in less than 30 days. The remainder of the Company's consolidated pharmacy revenues are paid in cash, or with debit or credit cards.

Human Capital

Overview

At CVS Health, we share a single, clear purpose: bringing our heart to every moment of your health. We devote significant time and attention to the attraction, development and retention of talent to deliver high levels of service to our customers. Our commitment to them includes a competitive rewards package and programs that support our diverse range of colleagues in rewarding and fulfilling careers. As of December 31, 2022, we employed over 300,000 colleagues primarily in the United States including in all 50 states, the District of Columbia and Puerto Rico, approximately 73% of whom were full-time.

We believe engaged colleagues produce stronger business results and are more likely to build a career with the Company. Each year we conduct an internal engagement survey that provides colleagues with an opportunity to share their opinions and experiences with respect to their role, their team and the enterprise to help CVS Health Corporation's Board of Directors (the "Board") and our management identify areas where we can improve colleague experience. The survey covers a broad range of topics including development and opportunities, diversity management, recognition, performance, well-being, compliance and continuous improvement. In 2022, greater than 80% of our colleagues participated in the engagement survey, of which greater than 75% responded that they were actively engaged.

The Board, our Chief Executive Officer ("CEO") and our Chief People Officer provide oversight of our human capital strategy, which consists of the following categories: total rewards; diversity, equity and inclusion; colleague development; and health and safety.

Total Rewards

We recognize how vital our colleagues are to our success and strive to offer comprehensive and competitive wages and benefits to meet the varying needs of our colleagues and their families. The benefits and programs include annual bonuses, 401(k) plans, stock awards, an employee stock purchase plan, health care and insurance benefits, paid time off, flexible work schedules, family leave, dependent care resources, colleague assistance programs and tuition assistance, among many others, depending on eligibility.

In recognition of the critical role that the attraction and retention of talent plays in the success of our business, during 2021, we also announced a significant investment in our employees through an increase in the Company's minimum hourly wage to $15.00 an hour effective July 2022, with incremental increases to the Company's competitive hourly rates beginning in August 2021. The new wage structure also incorporates additional increases beyond the $15.00 minimum, with higher starting hourly rates for roles such as pharmacy technicians and call center representatives. In addition, during 2021 we awarded incremental bonuses to select colleague groups in recognition of their ongoing contributions throughout the COVID-19 pandemic, the most significant of which included bonuses to our pharmacist and distribution center colleagues. In 2022, we awarded incremental bonuses to select colleague groups including our front-line retail store, pharmacy and MinuteClinic colleagues.

Diversity, Equity & Inclusion

We believe that a diverse workforce creates a healthier, stronger and more sustainable company. We aim to attract, develop, retain and support a diverse workforce that reflects the many customers, patients, members and communities we serve. Our Diversity Management Leadership Council, a cross-functional group of senior leaders appointed by our CEO, works with our Strategic Diversity Management leadership team to intentionally embed diversity across all facets of our business. For our efforts, we have been recognized as a DiversityInc Top 50 Company, one of Seramount's Best Companies for Multicultural Women and earned a 100 percent score on both the Human Rights Campaign Corporate Equality Index as well as the Disability Equality Index, meaning the company is recognized as a "Best Place to Work for Disability Inclusion." The Company discloses information on our diversity, equity and inclusion strategy and programs in our annual Environmental, Social and Governance ("ESG") Report.

As a foundation of diversity and inclusion, we continuously focus on increasing underrepresented populations across our business. In 2022, 70% of our total colleague population and 55% of our colleagues at the manager level and above self-reported as female. In addition, in 2022 our colleagues reported their race/ethnicity as: White (49%), Black/African American (18%), Hispanic/Latino (16%), Asian (11%) and Other (6%). The appendix to our ESG Report, our Strategic Diversity Management Report and our EEO-1 Employer Information Report include additional information on the diversity of our workforce.

Our diversity management strategy emphasizes workplace representation, inclusion and belonging, talent acquisition and management and a diverse marketplace. Beginning in 2021, we incorporated a diversity metric into our annual cash incentive program for our most senior leaders who have the greatest ability to influence the overall hiring, development and promotion of our colleagues. We also continued the deployment of conscious inclusion training for colleagues designed to enhance awareness of biases and rolled out our INCLUDE program to activate inclusive behaviors. Our ESG Report and Strategic Diversity Management Report include additional information with respect to our conscious inclusion training. We support 16 Colleague Resource Groups ("CRGs") that include more than 28,000 colleagues across the enterprise. These groups represent a wide range of professional, cultural, ethical and personal affinities and interests, as well as formal mentoring programs. Our CRGs provide our colleagues with an opportunity to connect and network with one another through a particular affinity, culture or interest. Each of our CRGs is sponsored by a senior leader.

Colleague Development

The Company offers a number of resources and programs that attract, engage, develop, advance and retain colleagues. Training and development provides colleagues the support they need to perform well in their current role while planning and preparing for future roles. We offer an online orientation program that pairs new hires with seasoned colleagues and the training continues throughout a colleague's career through in-person, virtual and self-paced learning at all levels. We also provide mentoring, tools and workshops for colleagues to manage their career development. We offer a variety of management and leadership programs that develop incumbent diverse and other high potential colleagues. Our broad training practices include updated, tech-enabled tools and keep our colleagues informed of new developments in our industry that are relevant to their roles. During the year ended December 31, 2022, our colleagues invested approximately 17 million hours in learning and development courses.

Our colleague development program also promotes the importance of compliance across our business. Our colleagues demonstrate this commitment through our annual Code of Conduct training, which nearly 100% of active colleagues completed in 2022. In 2022, we launched more than 70 different training courses as part of our Enterprise Compliance Training Program.

Health & Safety

We have a strong commitment to providing a safe working environment. We have implemented an environmental health and safety management system to support adherence and monitoring of programs designed to make our various business operations compliant with applicable occupational safety and health regulations and requirements. Our Environmental Health and Safety Department oversees the implementation and adherence to programs like Powered Industrial Truck training, materials handling and storage, selection of personal protective equipment and workplace violence prevention.

We utilize Safety Service Plans to analyze data and concentrate on key areas of risk to reduce the chance of workplace incidents. We focus on identifying causes and improving performance when workplace incidents occur. We also engage leaders in promoting a culture of safety. With safety task forces in place at each distribution center, we empower leaders and safety business partners to identify policies, procedures and processes that could improve their own operations.

From the outset of the COVID-19 pandemic, we took a comprehensive approach to managing occupational health and safety challenges presented by the pandemic, including implementing facial covering requirements for our workplaces and providing face masks to colleagues, providing sick leave, implementing symptom screening measures and implementing additional protocols in accordance with applicable Occupational Safety and Health Administration ("OSHA") requirements and guidance and Centers for Disease Control and Prevention ("CDC") guidelines for workplaces. We have emphasized the importance of taking immediate steps toward full vaccination.

Environmental, Social and Governance Strategy

Overview

CVS Health believes the health of our people, communities and planet are linked to the health of our business. Our ESG strategy – *Healthy 2030* is focused on achieving our economic, environmental and social imperatives and outlines how we are shaping a more equitable and sustainable future for all – across multiple dimensions of health. Designed to use our assets to transform the health care experience and invest in community health at the local level, while working to reduce the environmental impact of our operations, *Healthy 2030* consists of four pillars: *Healthy People*, *Healthy Business*, *Healthy Community* and *Healthy Planet*. We believe this strategy is achievable without materially adversely affecting our businesses, operating results, cash flows and/or prospects.

Healthy People

Through physical and virtual assets, we provide convenient, personalized and integrated access to health care support and services. We continue to implement and expand initiatives that build on our innovative health care model, with the ultimate aim to transform the health care experience for every person we reach to improve health outcomes. These include helping to improve chronic disease prevention and management, helping to reduce and prevent prescription drug misuse, and improving the social determinants of health, which include education, transportation and behavioral health. Through our ESG strategy we are leveraging our expertise and resources to make the health care experience simple, equitable, convenient and deeply personal for each of us.

Healthy Business

As we work to transform health care, we are committed to operating a healthy business for all our stakeholders, including our patients, customers, stockholders, clients, partners, communities and colleagues. Throughout our large operational footprint and including our supply chain, we are committed to acting responsibly with respect for human rights, privacy, information security, public policy, marketing and advertising. We focus on diversity, equity and inclusion as well as colleague development, health and safety. Through our ESG strategy, we are focused on providing people with the opportunity to be as healthy as possible by expanding community-centered solutions that advance health equity and improve outcomes.

Healthy Community

By working with community-focused organizations and through innovative programs that can be tailored to and executed across different communities, we are driving positive health outcomes and reducing overall health care costs. Our philanthropic strategy, which includes grants made through the CVS Health Foundation, Health Zones initiative and Project Health program, improves health outcomes and reduce health disparities in under-resourced communities. We are investing charitable resources, leveraging CVS Health assets, and working in partnership with non-profits to help our communities be as healthy as possible.

Healthy Planet

We are working to improve the health of our planet and make a difference in the lives of the people who live on it by advancing our sustainability commitments and addressing the environmental factors that contribute to health inequities. In October 2021, CVS Health's science-based net zero greenhouse gas ("GHG") emissions targets were validated by the Science Based Targets initiatives ("SBTi"). We continue to make meaningful progress to reduce our environmental impact across our operations and supply chain. Key priorities include the advancement of our GHG emissions-reduction targets, reduction in our energy consumption, the advancement of sustainability in transportation, logistics and our physical locations, which includes retrofitting community and corporate locations with LED lighting, exploring investments in renewable energy, reducing water use, focusing on smarter consumption through a "digital first" approach and the reduction of our use of paper and plastic.

Intellectual Property

The Company has registered and/or applied to register a variety of trademarks and service marks used throughout its businesses, as well as domain names, and relies on a combination of copyright, patent, trademark and trade secret laws, in addition to contractual restrictions, to establish and protect the Company's proprietary rights. The Company regards its intellectual property as having significant value in the Health Care Benefits, Pharmacy Services and Retail/LTC segments. The Company is not aware of any facts that could materially impact the continuing use of any of its intellectual property.

Government Regulation

Overview

The Company's operations are subject to comprehensive federal, state and local laws and regulations and comparable multiple levels of international regulation in the jurisdictions in which it does business. There also continues to be a heightened level of review and/or audit by federal, state and international regulators of the health and related benefits industry's business and reporting practices. In addition, many of the Company's PBM clients and the Company's payors in the Retail/LTC segment, including insurers, Medicare plans, Managed Medicaid plans and MCOs, are themselves subject to extensive regulations that affect the design and implementation of prescription drug benefit plans that they sponsor. Similarly, the Company's LTC clients, such as skilled nursing facilities, are subject to government regulations, including many of the same government regulations to which the Company is subject.

The laws and rules governing the Company's businesses and interpretations of those laws and rules continue to expand and become more restrictive each year and are subject to frequent change. The application of these complex legal and regulatory requirements to the detailed operation of the Company's businesses creates areas of uncertainty. Further, there are numerous proposed health care, financial services and other laws and regulations at the federal, state and international levels, some of which could adversely affect the Company's businesses if they are enacted. The Company cannot predict whether pending or future federal or state legislation or court proceedings will change aspects of how it operates in the specific markets in which it competes or the health care industry generally, but if changes occur, the impact of any such changes could have a material adverse impact on the Company's businesses, operating results, cash flows and/or stock price. Possible regulatory or legislative changes include the federal or one or more state governments fundamentally restructuring the Commercial, Medicare or Medicaid marketplace; reducing payments to the Company in connection with Medicare, Medicaid, dual eligible or special needs programs; increasing its involvement in drug reimbursement, pricing, purchasing, and/or importation; or changing the laws governing PBMs.

The Company has internal control policies and procedures and conducts training and compliance programs for its employees to help prevent, detect and correct prohibited practices. However, if the Company's employees or agents fail to comply with applicable laws governing its international or other operations, it may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any failure or alleged failure to comply with applicable laws and regulations summarized below, or any adverse applications or interpretations of, or changes in, the laws and regulations affecting the Company and/or its businesses, could have a material adverse effect on the Company's operating results, financial condition, cash flows and/or stock price. See Item 3 of this 10-K, "Legal Proceedings," for further information.

The Company can give no assurance that its businesses, financial condition, operating results and/or cash flows will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations, including the laws and regulations described in this Government Regulation section, as they may relate to one or more of the Company's businesses, one or more of the industries in which the Company competes and/or the health care industry generally; (iii) pending or future federal or state governmental investigations of one or more of the Company's businesses, one or more of the industries in which the Company competes and/or the health care industry generally; (iv) pending or future government audits, investigations or enforcement actions against the Company; or (v) adverse developments in pending or future legal proceedings against or affecting the Company, including *qui tam* lawsuits, or affecting one or more of the industries in which the Company competes and/or the health care industry generally.

Laws and Regulations Related to COVID-19

In response to the COVID-19 pandemic, the U.S. Department of Health and Human Services ("HHS") put in place a public health emergency ("PHE") in January 2020 and HHS must extend it every 90 days to maintain certain health care flexibilities and waivers. The Biden administration most recently renewed the PHE on January 11, 2023 and has indicated that they intend for the PHE to expire on May 11, 2023. The Families First Coronavirus Response Act (the "Families First Act") and the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") were enacted in March 2020. Each of the Families First Act and the CARES Act requires the Company to provide coverage for COVID-19 related medical services, in many cases without member cost-sharing, in its Insured Health Care Benefits products.

The CARES Act also provides relief funding to providers to reimburse them for health care related expenses incurred in preventing, preparing for and/or responding to COVID-19 (provided no other source is obligated to reimburse those expenses) or lost health care related revenues that are attributable to COVID-19. Under the CARES Act, the Company receives reimbursement for uninsured patients in connection with COVID-19 testing and vaccination as well as monoclonal antibody treatment. Aside from such reimbursement, the Company has not requested any funding under the CARES Act. However, in the second quarter of 2020, the Company received $43 million from the CARES Act provider relief fund, all of which was returned to the HHS during the second quarter of 2020.

The CARES Act also allows for the deferral of the payment of the employer share of Social Security taxes effective March 27, 2020 by permitting them to remit the associated payments in two equal installments on or about December 31, 2021 and December 31, 2022. The Company elected to defer approximately $670 million of its Social Security tax payments during the year ended December 31, 2020. The Company paid the first of two equal installments in December 2021 and the second installment in December 2022, as required under the CARES Act.

Congress enacted the American Rescue Plan Act in March 2021. Among other changes, as a result of this legislation, Public Exchange plan premium subsidies increased for low-income individuals and became available to people with incomes higher than 400% of the federal poverty limit. In August 2022, the Inflation Reduction Act subsequently extended these subsidies through 2025, which could cause shifts in enrollment into Public Exchange plans.

In addition to the Families First Act, the CARES Act, and the American Rescue Plan Act, the Company has experienced legislation, regulation, directives, orders and other requirements from federal, state, county and municipal authorities related to the COVID-19 pandemic. These governmental actions included, but were not limited to, requirements to waive member cost-sharing associated with COVID-19 testing and treatment, provide coverage for additional COVID-19-related services, expand the use of telemedicine, extend grace periods for payments of premiums or limit coverage termination based on non-payment of premiums or fees, modify health benefits coverage eligibility rules to help maintain employee eligibility, and facilitate, accelerate or advance payments to providers, and other requirements related to the PHE. Many of these requirements remain in effect and continue to impact different areas of our business differently and may continue for different lengths of time, and present financial implications with respect to implementing and unwinding our compliance with these requirements.

The Company has operations that fall within the scope of COVID-19 vaccine requirements for federal contractors, certain health care workers, and the requirements of certain jurisdictions such as New York City. Several of these are subject to judicial challenges. We are continuing to closely monitor and update our practices in response to developments or changes in the COVID-19 vaccination policies established by various federal agencies as well as the several state- and municipal-specific COVID-19 vaccine mandates that provide expanded exemptions, modifications, requirements or restrictions regarding employee vaccinations. We have a process for employees to request a reasonable accommodation if they are unable to get vaccinated due to a medical condition, sincerely held religious belief, or any other legally recognized exemption. Employees must apply and be approved for a reasonable accommodation in order to be exempt from the vaccination requirement.

Additionally, in January 2022, the HHS announced that commercial health insurers must cover the costs of up to eight rapid COVID-19 OTC test kits per individual per 30-day period. Coverage for COVID-19 OTC test kits has subsequently been required by Medicare and, in many states, Medicaid. These requirements may increase benefit costs in those businesses and jurisdictions, and may increase revenues in our retail business. The requirement may also result in a decrease in more expensive tests and treatments, which could partially mitigate the increase in benefit costs. These impacts will be highly dependent on the overall supply of testing products.

Some activities that were suspended during the COVID-19 pandemic, such as Medicaid eligibility redeterminations, are currently scheduled to resume later this year, and many of the requirements set forth above may change once the PHE expires. The impact of this governmental activity on the U.S. economy, consumer, customer and health care provider behavior and health care utilization patterns is beyond our knowledge and control. As a result, the financial and/or operational impact these COVID-19 related governmental actions and inactions will have on our businesses, operating results, cash flows and/or financial condition is uncertain, but the collective impact could be material and adverse.

Laws and Regulations Related to Multiple Segments of the Company's Business

Laws Related to Reimbursement by Government Programs - The Company is subject to various federal and state laws concerning its submission of claims and other information to Medicare, Medicaid and other federal and state government-sponsored health care programs. Potential sanctions for violating these laws include recoupment or reduction of government reimbursement amounts, civil penalties, treble damages, and exclusion from participation in government health care programs. Such laws include the federal False Claims Act (the "False Claims Act"), the federal anti-kickback statute (the "AKS"), state false claims acts and anti-kickback statutes in most states, the federal "Stark Law" and related state laws. In particular, the False Claims Act prohibits intentionally submitting, conspiring to submit, or causing to be submitted, false claims, records, or statements to the federal government, or intentionally failing to return overpayments, in connection with reimbursement by federal government programs. In addition, any claim for government reimbursement also violates the False Claims Act where it results from a violation of the AKS.

Both federal and state false claims laws permit private individuals to file *qui tam* or "whistleblower" lawsuits on behalf of the federal or state government. Participants in the health and related benefits industry, including the Company, frequently are subject to actions under the False Claims Act or similar state laws. The federal Stark Law generally prohibits physicians from referring Medicare or Medicaid beneficiaries for certain services, including outpatient prescription drugs, to any entity with which the physician, or an immediate family member of the physician, has a financial relationship. The Stark Law further prohibits the entity receiving a prohibited referral from presenting a claim for reimbursement by Medicare or Medicaid for services furnished pursuant to the prohibited referral. Various states have enacted similar laws.

The ACA - The ACA significantly increased federal and state oversight of health plans. Among other requirements, it specifies minimum medical loss ratios ("MLRs") for Commercial and Medicare Insured products, specifies features required to be included in commercial benefit designs, limits commercial individual and small group rating and pricing practices, encourages additional competition (including potential incentives for new participants to enter the marketplace), and includes regulations and processes that could delay or limit the Company's ability to appropriately increase its health plan premium rates. This in turn could adversely affect the Company's ability to continue to participate in certain product lines and/or geographies that it serves today.

In June 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety and issued an opinion preserving the ACA and its consumer protections in its current form. Even though the ACA was deemed constitutional, there may nevertheless be continued efforts to invalidate, modify, repeal or replace portions of it. In addition to litigation, parts of the ACA continue to evolve through the promulgation of executive orders, legislation, regulations and guidance at the federal or state level. The Company expects the ACA, including potential changes thereto, to continue to significantly impact its business operations and operating results, including pricing, medical benefit ratios ("MBRs") and the geographies in which the Company's products are available.

In July 2022, HHS issued a new proposed rule to significantly revise the agency's prior interpretation of Section 1557 of the ACA. Section 1557 prohibits discrimination on the basis of race, color, national origin, sex, age, and disability in certain health programs and activities, and the proposed rule specifically includes sex stereotypes, sex characteristics, sexual orientation, gender identity and pregnancy or related conditions as bases for sex discrimination. The comment period on the proposed rule has closed but to date no final rule has been released.

Medicare Regulation - The Company's Medicare Advantage products compete directly with Original Medicare and Medicare Advantage products offered by other Medicare Advantage organizations and Medicare Supplement products offered by other insurers. The Company's Medicare PDP and Medicare Supplement products are products that Medicare beneficiaries who are enrolled in Original Medicare purchase to enhance their Original Medicare coverage.

The Company continues to expand the number of counties in which it offers Medicare products. The Company has expanded its Medicare service area and products in 2022 and is seeking to substantially grow its Medicare membership, revenue and operating results over the next several years, including through growth in Medicare Supplement products. The anticipated organic expansion of the Medicare service area and Medicare products offered and the Medicare-related provisions of the ACA significantly increase the Company's exposure to funding and regulation of, and changes in government policy with respect to and/or funding or regulation of, the various Medicare programs in which the Company participates, including changes in the amounts payable to us under those programs and/or new reforms or surcharges on existing programs. For example, the ACA requires minimum MLRs for Medicare Advantage and Medicare Part D plans of 85%. If a Medicare Advantage or Medicare Part D contract pays minimum MLR rebates for three consecutive years, it will become ineligible to enroll new members. If a Medicare Advantage or Medicare Part D contract pays such rebates for five consecutive years, it will be terminated by CMS. Due to potential lower utilization of medical services by Medicare beneficiaries during the COVID-19 pandemic, it is possible certain Medicare Advantage contracts may not meet the 85% MLR for consecutive years.

The Company's Medicare Advantage and PDP products are heavily regulated by CMS. The regulations and contractual requirements applicable to the Company and other private participants in Medicare programs are complex, expensive to comply with and subject to change. For example, the Medicare Advantage Overpayment Rule, issued in 2014, implemented the ACA requirements that Medicare Advantage and PDP plans report and refund to CMS overpayments that those plans receive from CMS. Failure to notify overpayments to CMS could result in liability under the False Claims Act. The precise interpretation, impact and legality of this rule are subject to pending litigation. Payments the Company receives from CMS for its Medicare Advantage and Part D businesses also are subject to risk adjustment based on the health status of the individuals enrolled. Elements of that risk adjustment mechanism continue to be challenged by the U.S. Department of Justice (the "DOJ"), the Office of the Inspector General of the HHS (the "OIG") and CMS itself. Substantial changes in the risk adjustment mechanism, including changes that result from enforcement or audit actions, could materially affect the amount of the Company's Medicare reimbursement, require the Company to raise prices or reduce the benefits offered to Medicare beneficiaries, and potentially limit the Company's (and the industry's) participation in the Medicare program.

The Company has invested significant resources to comply with Medicare standards, and its Medicare compliance efforts will continue to require significant resources. CMS may seek premium and other refunds, prohibit the Company from continuing to market and/or enroll members in or refuse to passively enroll members in one or more of the Company's Medicare or Medicare-Medicaid demonstration (historically known as "dual eligible") plans, exclude us from participating in one or more Medicare, dual eligible or dual eligible special needs plan programs and/or institute other sanctions and/or civil monetary penalties against the Company if it fails to comply with CMS regulations or its Medicare contractual requirements. The Company's Medicare Supplement products are regulated at the state level and subject to similar significant compliance requirements and risks.

In addition, in November 2020, the HHS released the final Rebate Rule (the "Rebate Rule"), which eliminates the regulatory safe harbor from prosecution under the AKS for rebates from pharmaceutical companies to PBMs in Medicare Part D, replacing it with two far narrower safe harbors designed to directly benefit patients with high out-of-pocket costs and to change the way PBMs are compensated. The new safe harbors are (i) for rebates which are passed on to the patient at the point of sale and (ii) for flat service fee payments made to PBMs which cannot be tied to the list prices of drugs. It is unclear whether the Rebate Rule will be enforceable, whether pharmaceutical companies will respond by reducing list prices, whether list prices in the private market may also be reduced, and what the resulting impact will be to PBMs or the Company. The Pharmaceutical Care Management Association (the "PCMA"), which represents PBMs, has filed a suit in an effort to block the Rebate Rule, claiming that the Rebate Rule would lead to higher premiums in Medicare Part D and was adopted in an unlawful manner. The Bipartisan Infrastructure Act of 2021 delays the effective date of the rebate rule to January 2026, and the Inflation Reduction Act, enacted in August 2022, further delays the Rebate Rule through 2032.

In July 2022, the 2% Medicare sequester required by the Budget Control Act of 2011 resumed, meaning that Medicare claims incur a 2% reduction in Medicare payment. The sequester had been suspended during the COVID-19 pandemic.

Going forward, the Company expects CMS, the OIG, the DOJ, other federal agencies and the U.S. Congress to continue to scrutinize closely each component of the Medicare program (including Medicare Advantage, PDPs, demonstration projects such as Medicare-Medicaid plans and provider network access and adequacy), modify the terms and requirements of the program and possibly seek to recast or limit private insurers' roles. It is also possible that Congress may consider changes to Medicare Advantage payment policies due to recent recommendations by the Medicare Payment Advisory Commission and to reduce the potential added cost burden of costly new benefits, or policies that impact drug pricing such as price controls and inflationary rebates applied to pharmaceutical manufacturers.

It is not possible to predict the outcome of such regulatory or Congressional activity, any of which could materially and adversely affect the Company.

Medicare Audits - CMS regularly audits the Company's performance to determine its compliance with CMS's regulations and its contracts with CMS and to assess the quality of services it provides to Medicare Advantage and PDP beneficiaries. For example, CMS conducts risk adjustment data validation ("RADV") audits of a subset of Medicare Advantage contracts for each contract year. Since 2011, CMS has selected certain of the Company's Medicare Advantage contracts for various years for RADV audit, and the number of RADV audits continues to increase. The OIG also is auditing the Company's risk adjustment data and that of other companies, and the Company expects CMS and the OIG to continue auditing risk adjustment data. The Company also has received Civil Investigative Demands ("CIDs") from, and provided documents and information to, the Civil Division of the DOJ in connection with a current investigation of its patient chart review processes in connection with risk adjustment data submissions under Parts C and D of the Medicare program.

On January 30, 2023, CMS released the final rule concerning Part C contract-level Risk Adjustment Data Validation Audits (the "RADV Audit Rule"). The RADV Audit Rule eliminated the application of a fee-for-service adjuster ("FFS Adjuster") in contract-level RADV audits but continued the use of extrapolation in such audits of Medicare Advantage organizations. The FFS Adjuster that was announced in 2012 was to be used by CMS to determine a permissible level of payment error. By applying the FFS Adjuster, Medicare Advantage organizations would have been liable for repayments only to the extent that their extrapolated payment errors exceeded the error rate in Original Medicare, which could have impacted the extrapolated repayments to which Medicare Advantage organizations are subject. Under the RADV Audit Rule, CMS, in most cases, will conduct RADV audits for payment year 2018 and subsequent payment years using extrapolation without the application of a FFS Adjuster. The RADV Audit Rule may have potential adverse effects, which could be material, on the Company's operating results, financial condition, and cash flows. CMS also has announced that it will not conduct RADV audits on all contracts; instead, it will only audit contracts it believes are at the highest risk for overpayments based on its statistical modeling.

Medicare Star Ratings - A portion of each Medicare Advantage plan's reimbursement is tied to the plan's "star ratings." The star rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management, compliance and overall customer satisfaction. Only Medicare Advantage plans with an overall star rating of 4 or more stars (out of 5 stars) are eligible for a quality bonus in their basic premium rates. As a result, the Company's Medicare Advantage plans' operating results in 2023 and going forward will be significantly affected by their star ratings. The Company's star ratings and past performance scores are adversely affected by any compliance issues that may have arisen each year in its Medicare operations. CMS released the Company's 2023 star ratings in October 2022. The Company's 2023 star ratings will be used to determine which of its Medicare Advantage plans have ratings of 4 stars or higher and qualify for bonus payments in 2024. Based on the 2023 star ratings, the percentage of the Company's Medicare Advantage members in 4 or more stars plans is expected to drop to 21% (based on enrollment and contract affiliation at December 31, 2022), as compared to 87% based on the

2022 star ratings. The main driver of this decrease was a 1 star decrease in the Company's Aetna National PPO, which dropped from 4.5 to 3.5 stars, while many of the Company's other plans remain rated at 4 or more stars. The decrease in the star rating for the Aetna National PPO will mean that it will no longer be eligible for CMS' quality bonus payments related to 2024, though the Company's contract diversification efforts, which will partially mitigate certain adverse impacts associated with the decrease in the star rating for the Aetna National PPO, have received regulatory approval. CMS also gives PDPs star ratings that affect each PDP's enrollment. Medicare Advantage and PDP plans that are rated less than 3 stars for three consecutive years are subject to contract termination by CMS. CMS continues to revise its star ratings system to make it harder to achieve 4 or more stars. There can be no assurances that the Company will be successful in maintaining or improving its star ratings in future years. Accordingly, the Company's Medicare Advantage plans may not continue to be or become eligible for full level quality bonuses, which could adversely affect the benefits such plans can offer, reduce membership and/or reduce profit margins.

Medicare Payment Rates - In April 2022, CMS issued its final notice detailing final 2023 Medicare Advantage payment rates. Final 2023 Medicare Advantage rates resulted in an expected average increase in revenue for the Medicare Advantage industry of 5.00%, excluding the CMS estimate of Medicare Advantage risk score trend. On February 1, 2023, CMS issued an advance notice detailing proposed 2024 Medicare Advantage payment rates. The 2024 Medicare Advantage rates, if finalized as proposed, will result in an expected average decrease in revenue for the Medicare Advantage industry of 2.27%, excluding the CMS estimate of Medicare Advantage risk score trend. CMS intends to publish the final 2024 rate announcement no later than April 3, 2023. The federal government may seek to impose restrictions on the configuration of pharmacy or other provider networks for Medicare Advantage and/or PDP plans, or otherwise restrict the ability of these plans to alter benefits, negotiate prices or establish other terms to improve affordability or maintain viability of products. The Company currently believes that the payments it has received and will receive in the near term are adequate to justify the Company's continued participation in the Medicare Advantage and PDP programs, although there are economic and political pressures to continue to reduce spending on the program, and this outlook could change.

340B Drug Pricing Program – The 340B Drug Pricing Program allows eligible Covered Entities to purchase prescription drugs from manufacturers at a steep discount, and is overseen by the HHS and the Health Resources and Services Administration ("HRSA"). In 2020, a number of pharmaceutical manufacturers began programs that limited Covered Entities' participation in the program through contract pharmacies arrangements. In May 2021, HRSA sent enforcement letters to multiple manufacturers to curb these practices. In September 2021, HRSA forwarded the enforcement actions to the OIG for potential imposition of civil monetary penalties. Those enforcement actions are currently subject to ongoing litigation. In November 2022, HRSA issued proposed rules that would overhaul the 340B Drug Pricing Programs Administrative Dispute Resolution process. The revisions are designed to make the process more accessible by making it more expeditious and less formal, as well as more equitable by requiring fewer resources to participate. A reduction in Covered Entities' participation in contract pharmacy arrangements, as a result of the pending enforcement actions or otherwise, a reduction in the use of the Company's administrative services by Covered Entities, or a reduction in drug manufacturers' participation in the program could materially and adversely affect the Company.

Anti-Remuneration Laws - Federal law prohibits, among other things, an entity from knowingly and willfully offering, paying, soliciting or receiving, subject to certain exceptions and "safe harbors," any remuneration to induce the referral of individuals or the purchase, lease or order of items or services for which payment may be made under Medicare, Medicaid or certain other federal and state health care programs. A number of states have similar laws, some of which are not limited to services paid for with government funds. Sanctions for violating these federal and state anti-remuneration laws may include imprisonment, criminal and civil fines, and exclusion from participation in Medicare, Medicaid and other federal and state government-sponsored health care programs. Companies involved in public health care programs such as Medicare and/or Medicaid are required to maintain compliance programs to detect and deter fraud, waste and abuse, and are often the subject of fraud, waste and abuse investigations and audits. The Company has invested significant resources to comply with Medicare and Medicaid program standards. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that the Company's compliance efforts in this area will continue to require significant resources.

Antitrust and Unfair Competition - The U.S. Federal Trade Commission ("FTC") investigates and prosecutes practices that are "unfair trade practices" or "unfair methods of competition." Numerous lawsuits have been filed throughout the United States against pharmaceutical manufacturers, retail pharmacies and/or PBMs under various federal and state antitrust and unfair competition laws challenging, among other things: (i) brand name drug pricing and rebate practices of pharmaceutical manufacturers, (ii) the maintenance of retail or specialty pharmacy networks by PBMs, and (iii) various other business practices of PBMs and retail pharmacies. In July 2021, the FTC approved several resolutions that direct agency staff to use compulsory process, such as subpoenas, to investigate seven specific enforcement priorities. Priority targets include, among other businesses, health care businesses, such as pharmaceutical companies, pharmacy benefits managers and hospitals. To the extent that the Company appears to have actual or potential market power in a relevant market or CVS pharmacy, CVS specialty or MinuteClinic plays a unique or expanded role in a Health Care Benefits or Pharmacy Services segment product offering, the Company's business arrangements and uses of confidential information may be subject to heightened scrutiny from an anti-competitive perspective and possible challenge by state and/or federal regulators and/or private parties.

Privacy and Confidentiality Requirements - Many of the Company's activities involve the receipt, use and disclosure by the Company of personally identifiable information ("PII") as permitted in accordance with applicable federal and state privacy and data security laws, which require organizations to provide appropriate privacy and security safeguards for such information. In addition to PII, the Company uses and discloses de-identified data for analytical and other purposes when permitted. Additionally, there are industry standards for handling credit card data known as the Payment Card Industry Data Security Standard, which are a set of requirements designed to help ensure that entities that process, store or transmit credit card information maintain a secure environment. Certain states have incorporated these requirements into state laws or enacted other requirements relating to the use and/or disclosure of PII.

The federal Health Insurance Portability and Accountability Act of 1996 and the regulations issued thereunder (collectively, "HIPAA"), as further modified by the American Recovery and Reinvestment Act of 2009 ("ARRA") impose extensive requirements on the way in which health plans, providers, health care clearinghouses (known as "covered entities") and their business associates use, disclose and safeguard protected health information ("PHI"). Further, ARRA requires the Company and other covered entities to report any breaches of PHI to impacted individuals and to the HHS and to notify the media in any states where 500 or more people are impacted by the unauthorized release or use of or access to PHI. Criminal penalties and civil sanctions may be imposed for failing to comply with HIPAA standards. The Health Information Technology for Economic and Clinical Health Act (the "HITECH Act"), enacted as part of ARRA, amended HIPAA to impose additional restrictions on third-party funded communications using PHI and the receipt of remuneration in exchange for PHI. The HITECH Act also extended HIPAA privacy and security requirements and penalties directly to business associates. HHS has begun to audit health plans, providers and other parties to enforce HIPAA compliance, including with respect to data security.

In addition to HIPAA, state health privacy laws apply to the extent they are more protective of individual privacy than is HIPAA, including laws that place stricter controls on the release of information relating to specific diseases or conditions and requirements to notify members of unauthorized release or use of or access to PHI. States also have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as the Gramm-Leach-Bliley Act ("GLBA")) which generally require insurers, including health insurers, to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a non-affiliated third party. Like HIPAA, GLBA sets a "floor" standard, allowing states to adopt more stringent requirements governing privacy protection. Complying with additional state requirements requires us to make additional investments beyond those the Company has made to comply with HIPAA and GLBA.

The Cybersecurity Information Sharing Act of 2015 encourages organizations to share cyber threat indicators with the federal government and, among other things, directs HHS to develop a set of voluntary cybersecurity best practices for organizations in the health care industry. In addition, states have begun to enact more comprehensive privacy laws and regulations addressing consumer rights to data access, deletion, protection or transparency, such as the California Consumer Privacy Act ("CCPA"). States also are starting to issue regulations and proposed regulations specifically related to cybersecurity, such as the regulations issued by the New York Department of Financial Services. Complying with conflicting cybersecurity regulations, which may differ from state to state, requires significant resources. In addition, differing approaches to state privacy and/or cyber-security regulation and varying enforcement philosophies may materially and adversely affect the Company's ability to standardize its products and services across state lines. Widely-reported large scale commercial data breaches in the United States and abroad increase the likelihood that additional data security legislation will be considered by additional states. These legislative and regulatory developments will impact the design and operation of the Company's businesses, its privacy and security strategy and its web-based and mobile assets.

Finally, each Public Exchange is required to adhere to privacy and security standards with respect to PII, and to impose privacy and security standards that are at least as protective of PII as those the Public Exchange has implemented for itself or non-Public Exchange entities, which include insurers offering plans through the Public Exchange and their designated downstream entities, including PBMs and other business associates. These standards may differ from, and be more stringent than, HIPAA.

Consumer Protection Laws - The federal government has many consumer protection laws, such as the Federal Trade Commission Act, the Federal Postal Service Act and the Consumer Product Safety Act. Most states also have similar consumer protection laws and a growing number of states regulate subscription programs. In addition, the federal government and most states have adopted laws and/or regulations requiring places of public accommodation, health care services and other goods and services to be accessible to people with disabilities. These consumer protection and accessibility laws and regulations have been the basis for investigations, lawsuits and multistate settlements relating to, among other matters, the marketing of loyalty programs, and health care products and services, pricing accuracy, expired front store products, financial incentives provided by drug manufacturers to pharmacies in connection with therapeutic interchange programs, disclosures related to how personal data is used and protected and the accessibility of goods and services to people with disabilities. As a result of the Company's direct-to-consumer activities, including mobile and web-based solutions offered to members and to other consumers, the Company also is subject to federal and state regulations applicable to electronic communications and to other general consumer protection laws and regulations. For example, the CCPA became effective in 2020, and additional federal and state regulation of consumer privacy protection may be proposed or enacted in the future. The Company expects these new laws and regulations to impact the design of its products and services and the management and operation of its businesses and to increase its compliance costs.

Transparency in Coverage Rule - In October 2020, the HHS, the U.S. Department of Labor ("DOL") and the U.S. Internal Revenue Service ("IRS," and together with the HHS and DOL, the "Tri-Departments") released a final rule requiring health insurers to disclose negotiated prices of drugs, medical services, supplies and other covered items. The rule requires group health plans and health insurance issuers in the individual and group markets to disclose cost-sharing information upon request, to a participant, beneficiary, or enrollee and require plans and issuers to publicly disclose in-network provider rates, historical out-of-network allowed amounts and the associated billed charges, and negotiated rates and historical net prices for prescription drugs. Insurers are required to implement a consumer tool and disclose data in a machine readable file. In August 2021, the federal government delayed enforcement of the requirement to publish machine-readable files related to prescription drug pricing until further rulemaking occurs. The public disclosure of insurer- or PBM-negotiated price concessions may result in drug manufacturers lowering discounts or rebates, resulting in higher drug costs for patients and impacting the ability of the Company to negotiate drug prices and provide competitive products and services to consumers.

Additionally, the Consolidated Appropriations Act of 2021 was signed into law in December 2020 and contains further transparency provisions requiring group health plans and health insurance issuers to report certain prescription drug costs, overall spending on health services and prescription drugs, and information about premiums and the impact of rebates and other remuneration on premiums and out-of-pocket costs to the Tri-Departments. No later than 18 months after the first submission and bi-annually thereafter, the Tri-Departments will release a public report on drug pricing trends, drug reimbursement, and the impact of drug prices on premiums. The first filings of plan year data were required in December 2022 and will be required annually in June of each year on an ongoing basis.

Telemarketing and Other Outbound Contacts - Certain federal and state laws, such as the Telephone Consumer Protection Act and the Telemarketing Sales Rule, give the FTC, the Federal Communications Commission and state Attorneys General the ability to regulate, and bring enforcement actions relating to, telemarketing practices and certain automated outbound contacts such as phone calls, texts or emails. Under certain circumstances, these laws provide consumers with a private right of action. Violations of these laws could result in substantial statutory penalties and other sanctions.

Pharmacy and Professional Licensure and Regulation - The Company is subject to a variety of intersecting federal and state statutes and regulations that govern the wholesale distribution of drugs; operation of retail, specialty, infusion, LTC and mail order pharmacies; licensure of facilities and professionals, including pharmacists, technicians, nurses and other health care professionals; registration of facilities with the U.S. Drug Enforcement Administration (the "DEA") and analogous state agencies that regulate controlled substances; packaging, storing, shipping and tracking of pharmaceuticals; repackaging of drug products; labeling, medication guides and other consumer disclosures; interactions with prescribers and health care professionals; compounding of prescription medications; dispensing of controlled and non-controlled substances; counseling of patients; transfers of prescriptions; advertisement of prescription products and pharmacy services; security; inventory control; recordkeeping; reporting to Boards of Pharmacy, the U.S. Food and Drug Administration (the "FDA"), the U.S. Consumer Product Safety Commission, the DEA and related state agencies; and other elements of pharmacy practice. Pharmacies are highly regulated and have contact with a wide variety of federal, state and local agencies with various powers to investigate, inspect, audit or solicit information, including Boards of Pharmacy and Nursing, the DEA, the FDA, the DOJ, HHS and others. Many of these agencies have broad enforcement powers, conduct audits on a regular basis, can impose substantial fines and penalties, and may revoke the license, registration or program enrollment of a facility or professional.

State Insurance, HMO and Insurance Holding Company Regulation - A number of states regulate affiliated groups of insurers and HMOs such as the Company under holding company statutes. These laws may, among other things, require prior regulatory approval of dividends and material intercompany transfers of assets and transactions between the regulated companies and their affiliates, including their parent holding companies. The Company expects the states in which its insurance and HMO subsidiaries are licensed to continue to expand their regulation of the corporate governance and internal control activities of its insurance companies and HMOs. Changes to state insurance, HMO and/or insurance holding company laws or regulations or changes to the interpretation of those laws or regulations, including due to regulators' increasing concerns regarding insurance company and/or HMO solvency due, among other things, to past and expected payor insolvencies, could negatively affect the Company's businesses in various ways, including through increases in solvency fund assessments, requirements that the Company hold greater levels of capital and/or delays in approving dividends from regulated subsidiaries.

PBM offerings of prescription drug coverage under certain risk arrangements may be subject to laws and regulations in various states. Such laws may require that the party at risk become licensed as an insurer, establish reserves or otherwise demonstrate financial viability. Laws that may apply in such cases include insurance laws and laws governing MCOs and limited prepaid health service plans. In addition, several states require that PBMs become directly registered or licensed with the department of insurance or similar government oversight agency regardless of any arrangements they have with clients. PBM licensure laws may include oversight of certain PBM activities and operations and may include auditing of those activities.

The states of domicile of the Company's regulated subsidiaries have statutory risk-based capital ("RBC") requirements for health and other insurance companies and HMOs based on the National Association of Insurance Commissioners' (the "NAIC") Risk-Based Capital for Insurers Model Act (the "RBC Model Act"). These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products. The RBC Model Act sets forth the formula for calculating RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company's business. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year. At December 31, 2022, the RBC level of each of the Company's insurance and HMO subsidiaries was above the level that would require regulatory action.

For information regarding restrictions on certain payments of dividends or other distributions by the Company's HMO and insurance company subsidiaries, see Note 12 "Shareholders' Equity" included in Item 8 of this 10-K.

The holding company laws for the states of domicile of certain of the Company's subsidiaries also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company (such as the Company's ultimate parent company, CVS Health Corporation) that controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would control the insurance holding company. Control is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Certain states have laws that prohibit submitting a false claim or making a false record or statement in order to secure reimbursement from an insurance company. These state laws vary, and violation of them may lead to the imposition of civil or criminal penalties.

Government Agreements and Mandates - From time to time, the Company and/or its various affiliates are subject to certain consent decrees, settlement and other agreements, corrective action plans and corporate integrity agreements with various federal, state and local authorities relating to such matters as privacy practices, controlled substances, PDPs, expired products, environmental and safety matters, marketing and advertising practices, PBM, LTC and other pharmacy operations and various other business practices. Certain of these agreements contain ongoing reporting, monitoring and/or other compliance requirements for the Company. Failure to meet the Company's obligations under these agreements could result in civil or criminal remedies, financial penalties, administrative remedies, and/or exclusion from participation in federal health care programs.

Environmental and Safety Regulation - The Company's businesses are subject to various federal, state and local laws, regulations and other requirements pertaining to protection of the environment, public health and employee safety, including, for example, regulations governing the management of hazardous substances, the cleaning up of contaminated sites, and the maintenance of safe working conditions in the Company's retail locations, distribution centers and other facilities. Governmental agencies at the federal, state and local levels continue to focus on the retail and health care sectors' compliance with such laws and regulations, and have at times pursued enforcement activities. Any failure to comply with these regulations could result in fines or other sanctions by government authorities.

ERISA Regulation - The Employee Retirement Income Security Act of 1974 ("ERISA"), provides for comprehensive federal regulation of certain employee pension and benefit plans, including private employer and union sponsored health plans and certain other plans that contract with us to provide PBM services. In general, the Company assists plan sponsors in the administration of their health benefit plans, including the prescription drug benefit portion of those plans, in accordance with the plan designs adopted by the plan sponsors. In addition, the Company may have fiduciary duties where it has specifically contracted with a plan sponsor to accept limited fiduciary responsibility, such as for the adjudication of initial prescription drug benefit claims and/or the appeals of denied claims under a plan. In addition to its fiduciary provisions, ERISA imposes civil and criminal liability on service providers to health plans and certain other persons if certain forms of illegal remuneration are made or received. These provisions of ERISA are broadly written and their application to specific business practices is often uncertain.

Some of the Company's health and related benefits and large case pensions products and services and related fees also are subject to potential issues raised by judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, the Company may have ERISA fiduciary duties with respect to medical members, PBM members and/or certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those general account assets are subject to conflict of interest and other restrictions, and the Company must provide certain disclosures to policyholders annually. The Company must comply with these restrictions or face substantial penalties.

Preemption - ERISA generally preempts all state and local laws that relate to employee benefit plans, but the extent of the preemption continues to be reviewed by courts, including the U.S. Supreme Court. For example, in December 2020, the U.S. Supreme Court upheld an Arkansas law that, among other things, mandates a particular pricing methodology, establishes an appeals process for a pharmacy when the reimbursement is below the pharmacy's acquisition cost, permits a pharmacy to reverse and rebill if they cannot procure the drug from its wholesaler at a price equal to or less than the reimbursement rate, prohibits a PBM from reimbursing a pharmacy less than the amount it reimburses an affiliate on a per unit basis, and permits a pharmacy to decline to dispense if the reimbursement is lower than the pharmacy's acquisition cost. Subsequently, in November 2021, the U.S. Court of Appeals for the Eighth Circuit upheld a North Dakota law that regulates employer-sponsored ERISA health plans and certain PBM practices within Medicare and in April 2022 the U.S. District Court for the Western District of Oklahoma affirmed that the Oklahoma Insurance Department could enforce a state law against PBMs that contained provisions that alter and limit some of the options that an ERISA plan can use, because none of the provisions mandate that ERISA plans make any specific choices. Additional litigation has been filed in several states to challenge ERISA and Medicare Part D preemption.

Other Legislative Initiatives and Regulatory Initiatives - The U.S. federal and state governments, as well as governments in other countries where the Company does business, continue to enact and seriously consider many broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system and the Company's businesses, operating results and/or cash flows. For example:

- Under the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 significant, automatic across-the-board budget cuts (known as sequestration) began in March 2013, including Medicare spending cuts of not more than 2% of total program costs per year through 2024. Since then, Congress has extended and modified the Medicare sequester a number of times. The CARES Act temporarily suspended the Medicare sequester and extended mandatory sequestration to 2030. In July 2022, the 2% Medicare sequester resumed. Significant uncertainty remains as to whether and how the U.S. Congress will proceed with actions that create additional federal revenue and/or with entitlement reform. The Company cannot predict future federal Medicare or federal or state Medicaid funding levels or the impact that future federal or state budget actions or entitlement program reform, if it occurs, will have on the Company's businesses, operations or operating results, but the effects could be materially adverse, particularly on the Company's Medicare and/or Medicaid revenues, MBRs and operating results.

- The European Union's ("EU's") General Data Protection Regulation ("GDPR") began to apply across the EU during 2018.

- Other significant legislative and/or regulatory measures which are or recently have been under consideration include the following:

  - Increasing the corporate tax rate.

  - Eliminating payment of manufacturer's rebates on prescription drugs to PBMs, PDPs and Managed Medicaid organizations in connection with federally funded health care programs.

  - Imposing requirements and restrictions on the design and/or administration of pharmacy benefit plans offered by the Company's and its clients' health plans and/or its PBM clients and/or the services the Company provides to those clients, including prohibiting "differential" or "spread" pricing in PBM contracts; restricting or eliminating the use of formularies for prescription drugs; restricting the Company's ability to require members to obtain drugs through a home delivery or specialty pharmacy; restricting the Company's ability to place certain specialty or other drugs in the higher cost tiers of its pharmacy formularies; restricting the Company's ability to make changes to drug formularies and/or clinical programs; limiting or eliminating rebates on pharmaceuticals; requiring the use of up front purchase price discounts on pharmaceuticals in lieu of rebates; restricting the Company's ability to

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configure and reimburse its health plan and retail pharmacy provider networks, including use of CVS pharmacy locations; and restricting or eliminating the use of certain drug pricing methodologies.

- Increasing federal or state government regulation of, or involvement in, the pricing and/or purchasing of drugs.
- Restricting the Company's ability to limit providers' participation in its networks and/or remove providers from its networks by imposing network adequacy requirements or otherwise (including in its Medicare and Commercial Health Care Benefits products).
- Imposing assessments on (or to be collected by) health plans or health carriers that may or may not be passed through to their customers. These assessments may include assessments for insolvency, the uninsured, uncompensated care, Medicaid funding or defraying health care provider medical malpractice insurance costs.
- Mandating coverage by the Company's and its clients' health plans for additional conditions and/or specified procedures, drugs or devices (e.g., high cost pharmaceuticals, experimental pharmaceuticals and oral chemotherapy regimens).
- Regulating electronic connectivity.
- Mandating or regulating the disclosure of provider fee schedules, manufacturer's rebates and other data about the Company's payments to providers and/or payments the Company receives from pharmaceutical manufacturers.
- Mandating or regulating disclosure of provider outcome and/or efficiency information.
- Prescribing or limiting members' financial responsibility for health care or other covered services they utilize, including restricting "surprise" bills by providers and by specifying procedures for resolving "surprise" bills.
- Prescribing payment levels for health care and other covered services rendered to the Company's members by providers who do not have contracts with the Company.
- Assessing the medical device status of home infusion therapy products and/or solutions, mobile consumer wellness tools and clinical decision support tools, which may require compliance with FDA requirements in relation to some of these products, solutions and/or tools.
- Restricting the ability of employers and/or health plans to establish or impose member financial responsibility.
- Proposals to expand benefits under Original Medicare.
- Amending or supplementing ERISA to impose greater requirements on PBMs or the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose the Company and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.

It is uncertain whether the Company can counter the potential adverse effects of such potential legislation or regulation on its operating results or cash flows, including whether it can recoup, through higher premium rates, expanded membership or other measures, the increased costs of mandated coverage or benefits, assessments, fees, taxes or other increased costs, including the cost of modifying its systems to implement any enacted legislation or regulations.

The Company's businesses also may be affected by other legislation and regulations. The Dodd-Frank Wall Street Reform and Consumer Protection Act creates incentives for whistleblowers to speak directly to the government rather than utilizing internal compliance programs and reduces the burden of proof under the Foreign Corrupt Practices Act of 1977 (the "FCPA"). There also are laws and regulations that set standards for the escheatment of funds to states.

Health savings accounts, health reimbursement arrangements and flexible spending accounts and certain of the tax, fee and subsidy provisions of the ACA also are regulated by the U.S. Department of the Treasury and the IRS.

The Company also may be adversely affected by court and regulatory decisions that expand or revise the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Federal and state courts, including the U.S. Supreme Court, continue to consider cases, and federal and state regulators continue to issue regulations and interpretations, addressing bad faith liability for denial of medical claims, the scope of ERISA's fiduciary duty requirements, the scope of the False Claims Act and the pre-emptive effect of ERISA and Medicare Part D on state laws.

Contract Audits - The Company is subject to audits of many of its contracts, including its PBM client contracts, its PBM rebate contracts, its PBM network contracts, its contracts relating to Medicare Advantage and/or Medicare Part D, the agreements the Company's pharmacies enter into with other payors, its Medicaid contracts and its customer contracts. Because some of the Company's contracts are with state or federal governments or with entities contracted with state or federal agencies, audits of these contracts are often regulated by the federal or state agencies responsible for administering federal or state benefits programs, including those which operate Medicaid fee for service plans, Managed Medicaid plans, Medicare Part D plans or Medicare Advantage organizations.

Federal Employee Health Benefits Program - The Company's subsidiaries contract with the Office of Personnel Management (the "OPM") to provide managed health care services under the FEHB program in their service areas. These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. In addition to other requirements, such as the Transparency in Coverage Rule note above, OPM regulations require that community-rated FEHB plans meet a FEHB program-specific minimum MLR by plan code and market. Managing to these rules is complicated by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of the ACA. The Company also has a contractual arrangement with carriers for the FEHB program, such as the BlueCross BlueShield Association, to provide pharmacy services to federal employees, postal workers, annuitants, and their dependents under the Government-wide Service Benefit Plan, as authorized by the FEHB Act and as part of the FEHB program. Additionally, the Company manages certain FEHB plans on a "cost-plus" basis. These arrangements subject the Company to certain aspects of the FEHB Act, and other federal regulations, such as the FEHB Acquisition Regulation, that otherwise would not be applicable to the Company. The OPM also is auditing the Company and its other contractors to, among other things, verify that plans meet their applicable FEHB program-specific MLR and the premiums established under the OPM's Insured contracts and costs allocated pursuant to the OPM's cost-based contracts are in compliance with the requirements of the applicable FEHB program. The OPM may seek premium refunds or institute other sanctions against the Company if it fails to comply with the FEHB program requirements.

Clinical Services Regulation - The Company provides clinical services to health plans, PBMs and providers for a variety of complex and common medical conditions, including arranging for certain members to participate in disease management programs. State laws regulate the practice of medicine, the practice of pharmacy, the practice of nursing and certain other clinical activities. Clinicians engaged in a professional practice in connection with the provision of clinical services must satisfy applicable state licensing requirements and must act within their scope of practice.

Third Party Administration and Other State Licensure Laws - Many states have licensure or registration laws governing certain types of administrative organizations, such as PPOs, TPAs and companies that provide utilization review services. Several states also have licensure or registration laws governing the organizations that provide or administer consumer card programs (also known as cash card or discount card programs).

International Regulation - The Company has insurance licenses in several foreign jurisdictions and does business directly or through local affiliations in numerous countries around the world. The Company has taken steps to be able to continue to serve customers in the European Economic Area following the United Kingdom's exit from the EU ("Brexit").

The Company's international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection (including the EU's General Data Protection Regulation which began to apply across the EU during 2018), data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; compulsory cessions of reinsurance; required localization of records and funds; higher premium and income taxes; limitations on dividends and repatriation of capital; and requirements for local participation in an insurer's ownership. In addition, the presence of operations in foreign countries potentially increases the Company's exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and corresponding foreign laws, including the U.K. Bribery Act 2010 (the "UK Bribery Act").

Anti-Corruption Laws - The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. The Company also is subject to applicable anti-corruption laws of the jurisdictions in which it operates. In many countries outside the United States, health care professionals are employed by the government. Therefore, the Company's dealings with them are subject to regulation under the FCPA. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and there continues to be a heightened level of FCPA enforcement activity by the U.S. Securities and Exchange Commission (the "SEC") and the DOJ. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. Disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions.

Anti-Money Laundering Regulations - Certain lines of the Company's businesses are subject to Treasury anti-money laundering regulations. Those lines of business have implemented anti-money laundering policies designed to ensure their compliance with the regulations. The Company also is subject to anti-money laundering laws in non-U.S. jurisdictions where it operates.

Office of Foreign Assets Control - The Company also is subject to regulation by the Office of Foreign Assets Control of the U.S. Department of Treasury ("OFAC"). OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, the Company is subject to similar regulations in the non-U.S. jurisdictions in which it operates.

FDA Regulation - The FDA regulates the Company's compounding pharmacy and clinical research operations. The FDA also generally has authority to, among other things, regulate the manufacture, distribution, sale and labeling of medical devices (including hemodialysis devices such as the device the Company is developing and mobile medical devices) and many products sold through retail pharmacies, including prescription drugs, over-the-counter medications, cosmetics, dietary supplements and certain food items. In addition, the FDA regulates the Company's activities as a distributor of store brand products.

Laws and Regulations Related to the Health Care Benefits Segment

In addition to the laws and regulations discussed above that may affect multiple segments of the Company's business, the Company is subject to federal, state, local and international statutes and regulations governing its Health Care Benefits segment specifically.

Overview - Differing approaches to state insurance regulation and varying enforcement philosophies may materially and adversely affect the Company's ability to standardize its Health Care Benefits products and services across state lines. These laws and regulations, including the ACA, restrict how the Company conducts its business and result in additional burdens and costs to the Company. Significant areas of governmental regulation include premium rates and rating methodologies, underwriting rules and procedures, required benefits, sales and marketing activities, provider rates of payment, restrictions on health plans' ability to limit providers' participation in their networks and/or remove providers from their networks and financial condition (including reserves and minimum capital or risk based capital requirements). These laws and regulations are different in each jurisdiction and vary from product to product.

Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. Applicable laws also restrict the ability of the Company's regulated subsidiaries to pay dividends, and certain dividends require prior regulatory approval. In addition, some of the Company's businesses and related activities may be subject to PPO, MCO, utilization review or TPA-related licensure requirements and regulations. These licensure requirements and regulations differ from state to state, but may contain provider network, contracting, product and rate, financial and reporting requirements. There also are laws and regulations that set specific standards for the Company's delivery of services, payment of claims, fraud prevention, protection of consumer health information, and payment for covered benefits and services.

Required Regulatory Approvals - The Company must obtain and maintain regulatory approvals to price, market and administer many of its Health Care Benefits products. Supervisory agencies, including CMS, the Center for Consumer Information and Insurance Oversight and the DOL, as well as state health, insurance, managed care and Medicaid agencies, have broad authority to take one or more of the following actions:

- Grant, suspend and revoke the Company's licenses to transact business;
- Suspend or exclude the Company from participation in government programs;
- Suspend or limit the Company's authority to market products;
- Regulate many aspects of the products and services the Company offers, including the pricing and underwriting of many of its products and services;
- Assess damages, fines and/or penalties;
- Terminate the Company's contract with the government agency and/or withhold payments from the government agency to the Company;
- Impose retroactive adjustments to premiums and require the Company to pay refunds to the government, customers and/or members;
- Restrict the Company's ability to conduct acquisitions or dispositions;

- Require the Company to maintain minimum capital levels in its subsidiaries and monitor its solvency and reserve adequacy;

- Regulate the Company's investment activities on the basis of quality, diversification and other quantitative criteria; and/or

- Exclude the Company's plans from participating in Public Exchanges if they are deemed to have a history of "unreasonable" premium rate increases or fail to meet other criteria set by HHS or the applicable state.

The Company's operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by, and from time to time the Company receives subpoenas and other requests for information from, federal, state and international supervisory and enforcement agencies, Attorneys General and other state, federal and international governmental authorities and legislators.

Commercial Product Pricing and Underwriting Restrictions - Pricing and underwriting regulation by states limits the Company's underwriting and rating practices and those of other health insurers, particularly for small employer groups, and varies by state. In general, these limitations apply to certain customer segments and limit the Company's ability to set prices for new or renewing groups, or both, based on specific characteristics of the group or the group's prior claim experience. In some states, these laws and regulations restrict the Company's ability to price for the risk it assumes and/or reflect reasonable costs in the Company's pricing.

The ACA expanded the premium rate review process by, among other things, requiring the Company's Commercial Insured rates to be reviewed for "reasonableness" at either the state or the federal level. HHS established a federal premium rate review process that generally applies to proposed premium rate increases equal to or exceeding a federally (or lower state) specified threshold. HHS's rate review process imposes additional public disclosure requirements as well as additional review on filings requesting premium rate increases equal to or exceeding this "reasonableness" threshold. These combined state and federal review requirements may prevent, further delay or otherwise affect the Company's ability to price for the risk it assumes, which could adversely affect its MBRs and operating results, particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds the Company's projections.

The ACA also specifies minimum MLRs of 85% for large group Commercial products and 80% for individual and small group Commercial products. Because the ACA minimum MLRs are structured as "floors" for many of their requirements, states have the latitude to enact more stringent rules governing these restrictions. For Commercial products, states have and may adopt higher minimum MLR requirements, use more stringent definitions of "medical loss ratio," incorporate minimum MLR requirements into prospective premium rate filings, require prior approval of premium rates or impose other requirements related to minimum MLR. Minimum MLR requirements and similar actions further limit the level of margin the Company can earn in its Insured Commercial products while leaving the Company exposed to medical costs that are higher than those reflected in its pricing. The Company also may be subject to significant fines, penalties, premium refunds and litigation if it fails to comply with minimum MLR laws and regulations.

In addition, the Company requested increases in its premium rates in its Commercial Health Care Benefits business for 2023 and expects to request future increases in those rates in order to adequately price for projected medical cost trends, required expansions of coverage and rating limits, and significant assessments, fees and taxes imposed by the federal and state governments, including as a result of the ACA. The Company's rates also must be adequate to reflect adverse selection in its products, particularly in small group Commercial products. These rate increases may be significant and thus heighten the risks of adverse publicity, adverse regulatory action and adverse selection and the likelihood that the Company's requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

Many of the laws and regulations governing the Company's pricing and underwriting practices also limit the differentials in premium rates insurers and other carriers may charge between new and renewal business, and/or between groups based on differing characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal premium rates and limit the ability of a carrier to terminate customers' coverage.

Medicaid Regulation - The Company is seeking to substantially grow its Medicaid, dual eligible and dual eligible special needs plan businesses over the next several years. As a result, the Company also is increasing its exposure to changes in government policy with respect to and/or regulation of the various Medicaid, dual eligible and dual eligible special needs plan programs in which the Company participates, including changes in the amounts payable to the Company under those programs.

In addition to a quality rating system that applies to Medicaid and Managed Medicaid plans, federal regulations give states the option to choose to establish a minimum MLR of at least 85% for their Managed Medicaid plans, including those offered by the Company. Regardless of whether a state establishes a minimum MLR, it must use plan-reported MLR data to set future payment rates for managed care, so that its plans will "reasonably achieve" an MLR of at least 85%. For Managed Medicaid products, states may use more stringent definitions of "medical loss ratio", use discretion in choosing a quantitative standard for determining provider network adequacy, or impose other requirements related to minimum MLR. Minimum MLR requirements and similar actions further limit the level of margin the Company can earn in its Insured Medicaid products while leaving the Company exposed to medical costs that are higher than those reflected in its pricing. The Company also may be subject to significant fines, penalties, premium refunds and litigation if it fails to comply with minimum MLR laws and regulations.

States continue to consider Medicaid expansion; however, to date 12 states have not expanded, which will drop to 11 states once South Dakota's expansion takes effect in July 2023. States may opt out of the elements of the ACA requiring expansion of Medicaid coverage without losing their current federal Medicaid funding. In addition, the election of new Governors and/or state legislatures may impact states' previous decisions regarding Medicaid expansion. Although Congress enacted incentives for states that had not yet done so to expand Medicaid, this incentive alone may not persuade holdout states to expand.

In 2021, Medicaid MCOs faced new requirements and state flexibility that were finalized in the 2020 Medicaid managed care final rule. States now have flexibility related to rate setting and provider network adequacy that could adversely or positively impact our Medicaid plans. Other changes related to managed care operations include beneficiary communications, appeals and grievances, and provider directories.

The economic aspects of the Medicaid, dual eligible and dual eligible special needs plan business vary from state to state and are subject to frequent change. Medicaid premiums are paid by each state and differ from state to state. The federal government and certain states also are considering proposals and legislation for Medicaid and dual eligible program reforms or redesigns, including restrictions on the collection of manufacturer's rebates on pharmaceuticals by Medicaid MCOs and their contracted PBMs, further program, population and/or geographic expansions of risk-based managed care, increasing beneficiary cost-sharing or payment levels, and changes to benefits, reimbursement, eligibility criteria, provider network adequacy requirements (including requiring the inclusion of specified high cost providers in the Company's networks) and program structure. In some states, current Medicaid and dual eligible funding and premium revenue may not be adequate for the Company to continue program participation. The Company's Medicaid and dual eligible contracts with states (or sponsors of Medicaid managed care plans) are subject to cancellation by the state (or the sponsors of the managed care plans) after a short notice period without cause (e.g., when a state discontinues a managed care program) or in the event of insufficient state funding.

The Company's Medicaid, dual eligible and dual eligible special needs plan products also are heavily regulated by CMS and state Medicaid agencies, which have the right to audit the Company's performance to determine compliance with CMS contracts and regulations. The Company's Medicaid products, dual eligible products and CHIP contracts also are subject to complex federal and state regulations and oversight by state Medicaid agencies regarding the services provided to Medicaid enrollees, payment for those services, network requirements (including mandatory inclusion of specified high-cost providers), and other aspects of these programs, and by external review organizations which audit Medicaid plans on behalf of state Medicaid agencies. The laws, regulations and contractual requirements applicable to the Company and other participants in Medicaid and dual eligible programs, including requirements that the Company submit encounter data to the applicable state agency, are extensive, complex and subject to change. The Company has invested significant resources to comply with these standards, and its Medicaid and dual eligible program compliance efforts will continue to require significant resources. CMS and/or state Medicaid agencies may fine the Company, withhold payments to the Company, seek premium and other refunds, terminate the Company's existing contracts, elect not to award the Company new contracts or not to renew the Company's existing contracts, prohibit the Company from continuing to market and/or enroll members in or refuse to automatically assign members to one or more of the Company's Medicaid or dual eligible products, exclude the Company from participating in one or more Medicaid or dual eligible programs and/or institute other sanctions and/or civil monetary penalties against the Company if it fails to comply with CMS or state regulations or contractual requirements.

The Company cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of the Medicaid program, nor can it predict the impact those changes will have on its business operations or operating results, but the effects could be materially adverse.

Federal and State Reporting - The Company is subject to extensive financial and business reporting requirements, including penalties for inaccuracies and/or omissions, at both the federal and state level. The Company's ability to comply with certain of these requirements depends on receipt of information from third parties that may not be readily available or reliably provided in all instances. The Company is and will continue to be required to modify its information systems, dedicate significant resources and incur significant expenses to comply with these requirements. However, the Company cannot eliminate the risks of unavailability of or errors in its reports.

Product Design and Administration and Sales Practices - State and/or federal regulatory scrutiny of health care benefit product design and administration and marketing and advertising practices, including the filing of insurance policy forms, the adequacy of provider networks, the accuracy of provider directories, and the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices. Medicare, Medicaid and dual eligible products and products offering more limited benefits in particular continue to attract increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection - Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (in most states up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The life and health insurance guaranty associations in which the Company participates that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. The Company's assessments generally are based on a formula relating to the Company's health care premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered over time as offsets to premium taxes. Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer governed health plans established under the ACA. While historically the Company has ultimately recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that limit future offsets.

Laws and Regulations Related to the Pharmacy Services Segment

In addition to the laws and regulations discussed above that may affect multiple segments of the Company's business, the Company is subject to federal, state and local statutes and regulations governing the operation of its Pharmacy Services segment specifically. Among these are the following:

PBM Laws and Regulation - Legislation and/or regulations seeking to regulate PBM activities in a comprehensive manner have been proposed or enacted in a majority of states. This legislation could adversely affect the Company's ability to conduct business on commercially reasonable terms in states where the legislation is in effect and the Company's ability to standardize its PBM products and services across state lines. In addition, certain quasi-regulatory organizations, including the National Association of Boards of Pharmacy and the National Council of Insurance Legislators, have issued model regulations or may propose future regulations concerning PBMs and/or PBM activities. Similarly, credentialing organizations such as URAC have established voluntary standards regarding PBM, mail order pharmacy and/or specialty pharmacy activities. While the actions of these quasi-regulatory or standard-setting organizations do not have the force of law, they may influence states to adopt their requirements or recommendations and influence client requirements for PBM, mail order pharmacy and/or specialty pharmacy services. Moreover, any standards established by these organizations could also impact the Company's health plan clients and/or the services provided to those clients and/or the Company's health plans.

The Company's PBM activities also are regulated directly and indirectly at the federal and state levels, including being subject to the False Claims Act and state false claims acts and the AKS and state anti-kickback laws. These laws and regulations govern, and proposed legislation and regulations may govern and/or further restrict, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers; use of, administration of and/or changes to drug formularies, maximum allowable cost ("MAC") list pricing, average wholesale prices ("AWP") and/or clinical programs; the offering to plan sponsors of pricing that includes retail network "differential" or "spread" (i.e., a difference between the drug price charged to the plan sponsor by a PBM and the price paid by the PBM to the dispensing provider); reconciliation to pricing guarantees; disclosure of data to third parties; drug UM practices; the level of duty a PBM owes its customers; configuration of pharmacy networks; the operations of the Company's pharmacies (including audits of its pharmacies); disclosure of negotiated provider reimbursement rates; disclosure of fees associated with administrative service agreements and patient care programs that are attributable to members' drug utilization; and registration or licensing of PBMs. Failure by the Company or one of its PBM services suppliers to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on the Company's operating results and/or cash flows.

The Company's PBM service contracts, including those in which the Company assumes certain risks under performance guarantees or similar arrangements, are generally not subject to insurance regulation by the states. However, state departments of insurance are increasing their oversight of PBM activities due to legislation passing in a number of states requiring PBMs to register or obtain a license with the department, including through market conduct examinations and other audits our licensed entities. In addition, rulemaking is either underway or has already taken place in a number of states with the areas of focus including licensure requirements, pharmacy reimbursement, network design, cost sharing and pharmacy audits - most of which fall under the state insurance code.

Pharmacy Network Access Legislation - Medicare Part D and a majority of states now have some form of legislation affecting the Company's (and its health plans' and its health plan clients') ability to limit access to a pharmacy provider network or remove pharmacy network providers. For example, certain "any willing provider" legislation may require the Company or its clients to admit a nonparticipating pharmacy if such pharmacy is willing and able to meet the plan's price and other applicable terms and conditions for network participation. These laws could negatively affect the services and economic benefits achievable through a limited pharmacy provider network. Also, a majority of states now have some form of legislation affecting the Company's ability (and the Company's and its client health plans' ability) to conduct audits of network pharmacies regarding claims submitted to the Company for payment. These laws could negatively affect the Company's ability to recover overpayments of claims submitted by network pharmacies that the Company identifies through pharmacy audits. Finally, several states have passed legislation that limits the ability of PBMs and health insurers to provide special benefit structures for use with affiliated pharmacies, which could result in reduced savings to clients and consumers.

Pharmacy Pricing Legislation - A number of states have passed legislation regulating the Company's ability to manage and establish MACs for generic prescription drugs. MAC methodology is a common cost management practice used by private and public payors (including CMS) to pay pharmacies for dispensing generic prescription drugs. MAC prices specify the allowable reimbursement by a PBM for a particular strength and dosage of a generic drug that is available from multiple manufacturers but sold at different prices. State legislation can regulate the disclosure of MAC prices and MAC price methodologies, the kinds of drugs that a PBM can pay for at a MAC price, and the rights of pharmacies to appeal a MAC price established by a PBM. These laws could negatively affect the Company's ability to establish MAC prices for generic drugs. Additionally, some states have passed legislation that would restrict certain types of retroactive reconciliation or recoupment from pharmacies in the network or create a reimbursement benchmark mandate, such as the national average drug acquisition cost and/or the wholesale acquisition cost ("WAC"), plus a set dispensing fee, for pharmacies in the network.

Formulary and Plan Design Regulation - A number of government entities regulate the administration of prescription drug benefits. HHS regulates how Medicare Part D formularies are developed and administered, including requiring the inclusion of all drugs in certain classes and categories, subject to limited exceptions. Under the ACA, CMS imposes drug coverage requirements for health plans required to cover essential health benefits, including plans offered through federal or state Public Exchanges. Additionally, the NAIC and health care accreditation agencies like NCQA and URAC have developed model acts and standards for formulary development that are often incorporated into government requirements. Many states regulate the scope of prescription drug coverage, as well as the delivery channels to receive prescriptions, for insurers, MCOs and Medicaid managed care plans. The increasing government regulation of formularies could significantly affect the Company's ability to develop and administer formularies, pharmacy networks and other plan design features. Similarly, some states prohibit health plan sponsors from implementing certain restrictive pharmacy benefit plan design features. This regulation could limit or preclude (i) limited networks, (ii) a requirement to use particular providers, (iii) copayment differentials among providers and (iv) formulary tiering practices.

Laws and Regulations Related to the Retail/LTC Segment

In addition to the laws and regulations discussed above that may affect multiple segments of the Company's business, the Company is subject to federal, state and local statutes and regulations governing the operation of its Retail/LTC segment specifically. Among these are the following:

Retail Medical Clinics - States regulate retail medical clinics operated by nurse practitioners or physician assistants through physician oversight, clinic and lab licensure requirements and the prohibition of the corporate practice of medicine. A number of states have implemented or proposed laws or regulations that impact certain components of retail medical clinic operations such as physician oversight, signage, third party contracting requirements, bathroom facilities, and scope of services. These laws and regulations may affect the operation and expansion of the Company's owned and managed retail medical clinics.

Other Laws - Other federal, state and local laws and regulations also impact the Company's retail operations, including laws and regulations that limit the sale of alcohol, mandate a minimum wage, govern the practices of optometry or audiology, or impact the provision of dietician services and the sale of durable medical equipment, contact lenses, eyeglasses and hearing aids.

Available Information

CVS Health Corporation was incorporated in Delaware in 1996. The corporate office is located at One CVS Drive, Woonsocket, Rhode Island 02895, telephone (401) 765-1500. CVS Health Corporation's common stock is listed on the New York Stock Exchange under the trading symbol "CVS." General information about the Company is available through the

Company's website at *http://www.cvshealth.com*. The Company's financial press releases and filings with the SEC are available free of charge within the Investors section of the Company's website at *http://investors.cvshealth.com*. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the SEC. The address of that website is *http://www.sec.gov.* The information on or linked to the Company's website is neither a part of nor incorporated by reference in this 10-K or any of the Company's other SEC filings.

In accordance with guidance provided by the SEC regarding use by a company of its websites and social media channels as a means to disclose material information to investors and to comply with its disclosure obligations under SEC Regulation FD, CVS Health Corporation (the "Registrant") hereby notifies investors, the media and other interested parties that it intends to continue to use its media and investor relations website (*http://investors.cvshealth.com/*) and its Twitter feed (@CVSHealthIR) to publish important information about the Registrant, including information that may be deemed material to investors. The list of social media channels that the Registrant uses may be updated on its media and investor relations website from time to time. The Registrant encourages investors, the media, and other interested parties to review the information the Registrant posts on its website and social media channels as described above, in addition to information announced by the Registrant through its SEC filings, press releases and public conference calls and webcasts.

Item 1A. Risk Factors.

You should carefully consider each of the following risks and uncertainties and all of the other information set forth in this 10-K. These risks and uncertainties and other factors may affect forward-looking statements, including those we make in this 10-K or elsewhere, such as in news releases or investor or analyst calls, meetings or presentations, on our websites or through our social media channels. The risks and uncertainties described below are not the only ones we face. There can be no assurance that we have identified all the risks that affect us. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect our businesses. Any of these risks or uncertainties could cause our actual results to differ materially from our expectations and the expected results discussed in our forward-looking statements. You should not consider past results to be an indication of future performance.

If any of the following risks or uncertainties develops into actual events or if the circumstances described in the risks or uncertainties occur or continue to occur, those events or circumstances could have a material adverse effect on our businesses, operating results, cash flows, financial condition and/or stock price, among other effects on us. You should read the following section in conjunction with the MD&A, included in Item 7 of this 10-K, our consolidated financial statements and the related notes, included in Item 8 of this 10-K, and our "Cautionary Statement Concerning Forward-Looking Statements" in this 10-K.

Summary

The following is a summary of the principal risks we face that could negatively impact our businesses, operating results, cash flows and/or financial condition:

Risks Relating to Our Businesses

- The impact COVID-19 will have on our businesses, operating results, cash flows and/or financial condition is uncertain, but the impact could be material and adverse.
- We may not be able to accurately forecast health care and other benefit costs.
- Adverse economic conditions in the U.S. and abroad can materially and adversely impact our businesses, operating results, cash flows and financial condition.
- Each of our segments operates in a highly competitive and evolving business environment.
- A change in our Health Care Benefits product mix may adversely affect our profit margins.
- We can provide no assurance that we will be able to compete successfully and profitably on Public Exchanges.
- Negative public perception of the industries in which we operate can adversely affect our businesses, operating results, cash flows and prospects.
- We must maintain and improve our relationships with our customers and increase the demand for our products and services.
- We face risks relating to the availability, pricing and safety profiles of prescription drugs that we purchase and sell.

- The reserves we hold for expected claims in our Insured Health Care Benefits products are based on estimates that involve an extensive degree of judgment and are inherently variable, and any reserve, including a premium deficiency reserve, may be insufficient.

- We are exposed to risks relating to the solvency of other insurers.

Risks From Changes in Public Policy and Other Legal and Regulatory Risks

- We are subject to potential changes in public policy, laws and regulations, including reform of the U.S. health care system and entitlement programs.

- If we fail to comply with applicable laws and regulations, or fail to change our operations in line with any new legal or regulatory requirements, we could be subject to significant adverse regulatory actions.

- If our compliance or other systems and processes fail or are deemed inadequate, we may suffer brand and reputational harm and become subject to regulatory actions and/or litigation.

- We routinely are subject to litigation and other adverse legal proceedings, including class actions and *qui tam* actions. Many of these proceedings seek substantial damages which may not be covered by insurance.

- We frequently are subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions.

- Our litigation and regulatory risk profiles are changing as we offer new products and services and expand in business areas beyond our historical core businesses.

- We face unique regulatory and other challenges in our Public Exchange, Medicare and Medicaid businesses.

- Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues.

- We may not be able to obtain adequate premium rate increases in our Insured Health Care Benefits products, MBRs and operating results which could magnify the adverse impact of increases in health care and other benefit costs and of ACA assessments, fees and taxes.

- Minimum MLR rebate requirements limit the level of margin we can earn in our Insured Health Care Benefits products while leaving us exposed to higher than expected medical costs. Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our operating results.

- Our operating results may be adversely affected by changes in laws and policies governing employers and by union organizing activity.

Risks Associated with Mergers, Acquisitions, and Divestitures

- We may be unable to successfully integrate companies we acquire.

- We expect to continue to pursue acquisitions, joint ventures, strategic alliances and other inorganic growth opportunities, which may be unsuccessful, cause us to assume unanticipated liabilities, disrupt our existing businesses, be dilutive or lead us to assume significant debt, among other things.

Risks Related to Our Operations

- Failure to meet customer and investor expectations, including with respect to environmental, social and governance goals, may harm our brand and reputation, our ability to retain and grow our customer base and membership.

- We and our vendors have experienced and continue to experience information security incidents. We can provide no assurance that we or our vendors will be able to contain detect or prevent incident.

- Data governance failures or the failure or disruption of our information technology or infrastructure can adversely affect our reputation, businesses and prospects. Our use and disclosure of members', customers' and other constituents' sensitive information is subject to complex regulations.

- Product liability, product recall or personal injury issues could damage our reputation.

- We face significant competition in attracting and retaining talented employees. Further, managing succession for, and retention of, key executives is critical to our success.

- Sales of our products and services are dependent on our ability to attract and motivate internal sales personnel and independent third-party brokers, consultants and agents. We may be subject to penalties or other regulatory actions as a result of the marketing practices of brokers and agents selling our products.

- Failure of our businesses to effectively collaborate could prevent us from maximizing our operating results.

- Pursuing multiple information technology improvement initiatives simultaneously could make continued development and implementation significantly more challenging.

- We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and disrupt our business operations.

- Both our and our vendors' operations are subject to a variety of business continuity hazards and risks that could interrupt our operations or otherwise adversely affect our performance and operating results.

Financial Risks

- We would be adversely affected by downgrades or potential downgrades in our credit ratings, should they occur, or if we do not effectively deploy our capital.

- Goodwill and other intangible assets could, in the future, become impaired.

- Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative instruments and other investments.

Risks Related to Our Relationships with Manufacturers, Providers, Suppliers and Vendors

- We face risks relating to the market availability, pricing, suppliers and safety profiles of prescription drugs and other products that we purchase and sell.

- We need to be able to maintain our ability to contract with providers on competitive terms and develop and maintain attractive networks with high quality providers.

- If our suppliers or service providers fail to meet their contractual obligations to us or to comply with applicable laws or regulations, we may be exposed to brand and reputational harm, litigation and/or regulatory action.

- We may experience increased medical and other benefit costs, litigation risk and customer and member dissatisfaction when providers that do not have contracts with us render services to our Health Care Benefits members.

- Continuing consolidation and integration among providers and other suppliers may increase our costs and increase competition.

Risks Relating to Our Businesses

The impact of COVID-19 underscores and amplifies certain risks we face.

COVID-19 has spread to every state in the U.S., has been declared a pandemic by the World Health Organization and has severely impacted the economies of the U.S. and other countries around the world. Although certain of the economic impacts of COVID-19 have moderated and the restrictions imposed as a result of COVID-19 have eased, a rise in infection rates, the development of new variants or viruses could result in, among other things, a return of the following: a reduction in discretionary utilization, the cancellation of elective medical procedures, reduced customer traffic and front store sales in our retail pharmacies, our customers being ordered to close or severely curtail their operations, the adoption of work-from-home policies and a reduction in diagnostic reporting due to reductions in health care provider visits and restrictions on our access to providers' medical records, all of which have had a negative impact on our businesses. In addition, as a result of legislative and/or regulatory responses to a rise in infection rates or the development of new variants or viruses, the premiums we charge in our Insured Health Care Benefits products may prove to be insufficient to cover the cost of medical services delivered to our insured medical members, which may increase significantly as a result of higher utilization rates of medical facilities and services and other increases in associated hospital and pharmaceutical costs.

Over the course of the COVID-19 pandemic, we implemented various initiatives, such as COVID-19 related support programs for our customers, medical members and colleagues. If there is a rise in infection rates or the development of new variants or viruses, we may have to re-institute, extend or expand these initiatives, which could adversely impact our businesses, operating results, cash flows and/or financial condition. In addition, measures that were imposed to limit the spread of COVID-19 may also be re-instituted, which may lead to impacts including, but not limited to, complete or partial facility closures, labor shortages, financial difficulties of third-party providers, supply chain disruptions and re-introduction of remote work arrangements. If any of the foregoing materializes, the Company's ability to operate its businesses effectively may be adversely affected and other risks to the Company, such as the risk of cybersecurity attacks, may be amplified, and the impact on our businesses, operating results, cash flows and/or financial condition would be uncertain but could be adverse and material. COVID-19 also may result in legal and regulatory proceedings, investigations and claims against us.

We believe COVID-19's continuing impact on our businesses, operating results, cash flows and/or financial condition primarily will be driven by vaccination rates; the severity of any new COVID-19 variants and the continued effectiveness of vaccines; and whether federal, state and local governments reinstitute and/or intensify policies and initiatives designed to reduce the transmission of COVID-19, including new and existing variants, and to address the financial impacts of a pandemic through additional legislation and other support programs. These primary drivers are beyond our knowledge and control.

We may not be able to accurately forecast health care and other benefit costs, which could adversely affect our Health Care Benefits segment's operating results. There can be no assurance that future health care and other benefits costs will not exceed our projections.

COVID-19 has caused and may continue to cause unanticipated and significant volatility in our health care and other benefits costs, including COVID-19 related testing and vaccination and post-acute care skilled nursing facility and behavioral health costs. In January 2021, the President of the United States issued an executive order to support government efforts to expand access, availability and use of COVID-19 diagnostic, screening and surveillance and addressed the cost of COVID-19 testing by facilitating COVID-19 testing free of charge to those who lack comprehensive health insurance and clarifying group health plans' and health insurance issuers' obligations to provide coverage for COVID-19 testing. In January 2022, the HHS announced that commercial health insurers must cover the cost of up to eight rapid COVID-19 OTC test kits per individual per 30-day period. In addition, the timing of vaccine administration to the general public and related costs as well as the identification of new, more infectious strains of the COVID-19 virus and whether the vaccines will be effective against such new strains are uncertain and may impact our MBR.

Premiums for our Insured Health Care Benefits products, which comprised 93% of our Health Care Benefits revenues for 2022, are priced in advance based on our forecasts of health care and other benefit costs during a fixed premium period, which is generally twelve months. These forecasts are typically developed several months before the fixed premium period begins, are influenced by historical data (and recent historical data in particular), are dependent on our ability to anticipate and detect medical cost trends and changes in our members' behavior and health care utilization patterns and medical claim submission patterns and require a significant degree of judgment. For example, our revenue on Medicare policies is based on bids submitted in June of the year before the contract year. Cost increases in excess of our projections cannot be recovered in the fixed premium period through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur and our ability to anticipate and detect medical cost trends. For 2023, those forecasts include adjustments made to pricing based on prospective expectations for liabilities due to testing, vaccines, direct COVID-19 treatment and deferred care. Risk-adjusted revenue has been adjusted for deferred care, and forecasted enrollment considers assumptions about the economic environment, though COVID-19 related impacts remain uncertain. During periods when health care and other benefit costs, utilization and/or medical costs trends experience significant volatility and medical claim submission patterns are changing rapidly as a result of COVID-19, accurately detecting, forecasting, managing, reserving and pricing for our (and our self-insured customers') medical cost trends and incurred and future health care and other benefits costs is more challenging. There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and whether our health care and other benefit costs (including COVID-19 related testing and vaccination and post-acute care skilled nursing facility and behavioral health costs) will be affected by COVID-19 or other variants or viruses and other external events over which we have no control. Even relatively small differences between predicted and actual health care and other benefit costs as a percentage of premium revenues can result in significant adverse changes in our Health Care Benefits segment's operating results.

A number of factors contribute to rising health care and other benefit costs, including COVID-19 or other variants or viruses, previously uninsured members entering the health care system, changes in members' behavior and health care utilization patterns, turnover in our membership, additional government mandated benefits or other regulatory changes (including under the Families First Act, the CARES Act, and the American Rescue Plan Act), changes in the health status of our members, the aging of the population and other changing demographic characteristics, advances in medical technology, increases in the number and cost of prescription drugs (including specialty pharmacy drugs and ultra-high cost drugs and therapies), direct-to-consumer marketing by drug manufacturers, the increasing influence of social media on our members' health care utilization and other behaviors, changes in health care practices and general economic conditions (such as inflation and employment levels). In addition, government-imposed limitations on Medicare and Medicaid reimbursements to health plans and providers have caused the private sector to bear a greater share of increasing health care and other benefits costs over time, and future amendments to the ACA that increase the uninsured population may amplify this issue. Other factors that affect our health care and other benefit costs include epidemics or other pandemics, changes as a result of the ACA, changes to the ACA and other changes in the regulatory environment, the evolution toward a consumer driven business model, new technologies, influenza-related health care costs (which may be substantial and higher than we expected), clusters of high-cost cases, health care provider and member fraud, and numerous other factors that are or may be beyond our control. For example, the 2020-2021 influenza season was impacted by efforts taken to reduce the spread of COVID-19; and the 2019-2020 influenza season had an earlier than average start and had a higher incidence of influenza than the 2018-2019 influenza season.

Our Health Care Benefits segment's operating results and competitiveness depend in large part on our ability to appropriately manage future health care and other benefit costs through underwriting criteria, product design, provider network configuration, negotiation of favorable provider contracts and medical management programs. Our medical cost management programs may not be successful and may have a smaller impact on health care and benefit costs than we expect. The factors described above may adversely affect our ability to predict and manage health care and other benefit costs, which can adversely affect our competitiveness and operating results.

Furthermore, if we are not able to accurately and promptly anticipate and detect medical cost trends or accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions to limit future health care costs and reflect our current benefit cost experience in our pricing process may be limited, which would further amplify the extent of any adverse impact on our operating results. These risks are particularly acute during periods when health care and other benefit costs, utilization and/or medical cost trends experience significant volatility and medical claim submission patterns are changing rapidly as a result of COVID-19. Such risks are further magnified by the ACA and other existing and future legislation and regulations that limit our ability to price for our projected and/or experienced increases in utilization and/or medical cost trends.

Many of the requirements set forth above may change once the PHE expires. The Biden administration recently renewed the PHE on January 11, 2023 and has indicated that they intend for the PHE to expire on May 11, 2023. There can be no assurance that future health care and other benefits costs will not exceed our projections.

Adverse economic conditions in the U.S. and abroad can materially and adversely impact our businesses, operating results, cash flows and financial condition, and we do not expect these conditions to improve in the near future.

Adverse economic conditions in the U.S. and abroad, including those caused by inflation, high interest rates, supply chain disruptions and COVID-19, can materially and adversely impact our businesses, operating results, cash flows and financial condition, including:

- In our Pharmacy Services segment, by causing drug utilization to decline, reducing demand for PBM services and adversely affecting the financial health of our PBM clients.
- In our Retail/LTC segment, by causing drug utilization to decline, changing consumer purchasing power, preferences and/or spending patterns leading to reduced consumer demand for products sold in our stores, potentially increasing levels of theft at our retail locations and adversely affecting the financial health of our LTC pharmacy customers.
- By causing our existing customers to reduce workforces (including due to business failures), which would reduce our revenues, the number of covered lives in our PBM clients and/or the number of members our Health Care Benefits segment serves.
- By causing our clients and customers and potential clients and customers, particularly those with the most employees or members, and state and local governments, to force us to compete more vigorously on factors such as price and service, including service, discount and other performance guarantees, to retain or obtain their business.
- By causing customers and potential customers of our Health Care Benefits and Retail/LTC segments to purchase fewer products and/or products that generate less profit for us than the ones they currently purchase or otherwise would have purchased.
- By causing customers and potential customers of our Health Care Benefits segment, particularly smaller employers and individuals, to forego obtaining or renewing their health and other coverage with us.
- In our Health Care Benefits segment, by causing unanticipated increases and volatility in utilization of medical and other covered services, including COVID-19 related testing, vaccination and behavioral health services, by our medical members, changes in medical claim submission patterns and/or increases in medical unit costs and/or provider behavior, each of which would increase our costs and limit our ability to accurately detect, forecast, manage, reserve and price for our (and our self-insured customers') medical cost trends and incurred and future health care and other benefits costs.
- By increasing medical unit costs and causing changes in provider behavior in our Health Care Benefits segment as hospitals and other providers attempt to maintain revenue levels in their efforts to adjust to their own economic challenges.
- By weakening the ability or perceived ability of the issuers and/or guarantors of the debt or other securities we hold in our investment portfolio to perform on their obligations to us, which could result in defaults in those securities and has

reduced, and may further reduce, the value of those securities and has created, and may continue to create, net realized capital losses for us that reduce our operating results.

- By weakening the ability of our customers, including self-insured customers in our Health Care Benefits segment, medical providers and the other companies with which we do business as well as our medical members to perform their obligations to us or causing them not to perform those obligations, either of which could reduce our operating results.

- By weakening the ability of our former subsidiaries and/or their purchasers to satisfy their lease obligations that we have guaranteed and causing the Company to be required to satisfy those obligations.

- By weakening the financial condition of other insurers, including long-term care insurers and life insurers, which increases the risk that we will receive significant assessments for obligations of insolvent insurers to policyholders and claimants.

- By continuing to cause, over time, inflation that could cause interest rates to further increase and thereby further increase our interest expense and reduce our operating results, as well as further decrease the value of the debt securities we hold in our investment portfolio, which would further reduce our operating results and/or adversely affect our financial condition.

Furthermore, reductions in workforce by our customers can cause unanticipated increases in the health care and other benefits costs of our Health Care Benefits segment. For example, our business associated with members who have elected to receive benefits under Consolidated Omnibus Budget Reconciliation Act (known as "COBRA") typically has an MBR that is significantly higher than our overall Commercial MBR.

Each of our segments operates in a highly competitive and evolving business environment; and operating income in the industries in which we compete may decline.

Each of our segments, Health Care Benefits, Pharmacy Services, which includes our PBM business, and Retail/LTC, operates in a highly competitive and evolving business environment. Specifically:

- As competition increases in the geographies in which we operate, including competition from new entrants, a significant increase in price compression and/or reimbursement pressures could occur, and this could require us to reevaluate our pricing structures to remain competitive.

- In our Health Care Benefits segment, we are seeking to substantially grow our Medicaid, dual eligible and dual eligible special needs plan membership over the next several years. In many instances, to acquire and retain our government customers' business, we must bid against our competitors in a highly competitive environment. Winning bids often are challenged successfully by unsuccessful bidders, and may also be withdrawn or cancelled by the issuing agency.

- Customer contracts in our Health Care Benefits segment are generally for a period of one year, and our customers have considerable flexibility in moving between us and our competitors. We may lose members to competitors with more favorable pricing, or our customers may purchase different types of products from us that are less profitable, adversely affecting our revenues and operating results. In addition, our Medicare, Medicaid and CHIP products are subject to termination without cause, periodic re-bid, rate adjustment and program redesign, as customers seek to contain their benefit costs, particularly in an uncertain economy, and our exposure to this risk is increasing as we grow our Government products membership. These actions may adversely affect our membership, revenues and operating results.

- We requested increases in our premium rates in our Commercial Health Care Benefits business for 2023 and expect to request future increases in those rates in order to adequately price for projected medical cost trends, required expansions of coverage and rating limits, and significant assessments, fees and taxes imposed by federal and state governments, including as a result of the ACA. Our rates also must be adequate to reflect the risk that our products will be selected by people with a higher risk profile or utilization rate than the pool of participants we anticipated when we established pricing for the applicable products (also known as "adverse selection"), particularly in small group Commercial products. These rate increases may be significant and thus heighten the risks of adverse publicity, adverse regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

- The competitive success of our Pharmacy Services segment is dependent on our ability to establish and maintain contractual relationships with network pharmacies.

- The competitive success of our Retail/LTC segment and our specialty pharmacy operations is dependent on our ability to establish and maintain contractual relationships with PBMs and other payors on acceptable terms as the payors' clients evaluate adopting narrow or restricted retail pharmacy networks.

- In our PBM business, we maintain contractual relationships with brand name drug manufacturers that provide for purchase discounts and/or rebates on drugs dispensed by pharmacies in our retail network and by our specialty and mail order pharmacies (all or a portion of which may be passed on to clients). Manufacturer's rebates often depend on a PBM's ability to meet contractual requirements, including the placement of a manufacturer's products on the PBM's formularies. If we lose our relationship with one or more drug manufacturers, or if the discounts or rebates provided by drug manufacturers decline, our operating results, cash flows and/or prospects could be adversely affected.

- If laws or regulations are promulgated that limit the number of PBMs available in a particular business or geography, competition in those businesses and geographies could be amplified and could adversely affect our revenues and operating results.

- The PBM industry has been experiencing price compression as a result of competitive pressures and increased client demands for lower prices, increased revenue sharing, including sharing in a larger portion of rebates received from drug manufacturers, enhanced service offerings and/or higher service levels. Marketplace dynamics and regulatory changes also have adversely affected our ability to offer plan sponsors pricing that includes the use of retail "differential" or "spread," which could adversely affect our future profitability, and we expect these trends to continue.

- Our retail pharmacy, specialty pharmacy and LTC pharmacy operations have been affected by reimbursement pressure caused by competition, including client demands for lower prices, generic drug pricing, earlier than expected generic drug introductions and network reimbursement pressure. If we are unable to increase our prices to reflect, or otherwise mitigate the impact of, increasing costs, our profitability will be adversely affected. If we are unable to limit our price increases, we may lose customers to competitors with more favorable pricing, adversely affecting our revenues and operating results.

- A shift in the mix of our pharmacy prescription volume towards programs offering lower reimbursement rates as a result of competition or otherwise could adversely affect our margins, including the ongoing shift in pharmacy mix towards 90-day prescriptions at retail and the ongoing shift in pharmacy mix towards Medicare Part D prescriptions.

- PBM client contracts often are for a period of approximately three years. However, PBM clients may require early or periodic re-negotiation of pricing prior to contract expiration. PBM clients are generally well informed, can move between us and our competitors and often seek competing bids prior to expiration of their contracts. We are therefore under pressure to contain price increases despite being faced with increasing drug costs and increasing operating costs. If we are unable to increase our prices to reflect, or otherwise mitigate the impact of, increasing costs, our profitability will be adversely affected. If we are unable to limit our price increases, we may lose customers to competitors with more favorable pricing, adversely affecting our revenues and operating results.

- The operating results and margins of our LTC business are further affected by the increased efforts of health care payors to negotiate reduced or capitated pricing arrangements and by the financial health of, and purchases and sales of, our LTC customers.

In addition, competitors in each of our businesses may offer services and pricing terms that we may not be willing or able to offer. Competition also may come from new entrants and other sources in the future. Unless we can demonstrate enhanced value to our clients through innovative product and service offerings in the rapidly changing health care industry, we may be unable to remain competitive.

Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such alterations and make timely and effective changes to our strategies and business model to compete effectively. For example, decisions to buy our Health Care Benefits and Pharmacy Services products and services increasingly are made or influenced by consumers, either through direct purchasing (e.g., Medicare Advantage plans and PDPs) or through Public Exchanges and private health insurance exchanges that allow individual choice. Consumers also are increasingly seeking to access consumer goods and health care products and services locally and through other direct channels such as mobile devices and websites. To compete effectively in the consumer-driven marketplace, we will be required to develop or acquire new capabilities, attract new talent and develop new service and distribution relationships that respond to consumer needs and preferences.

Changes in marketplace dynamics or the actions of competitors or manufacturers, including industry consolidation, the emergence of new competitors and strategic alliances, and decisions to exclude us from new narrow or restricted retail pharmacy networks could materially and adversely affect our businesses, operating results, cash flows and/or prospects.

We can provide no assurance that we will be able to compete successfully on Public Exchanges or that our pricing or other actions will result in the profitability of our Public Exchange products.

In January 2022, we entered into the Public Exchanges in eight states and further expanded to a total of twelve states in January 2023. To compete effectively on Public Exchanges, we have developed or acquired the technology, systems, tools and talent necessary to interact with Public Exchanges and engage Public Exchange consumers through enhanced consumer-focused sales, marketing channels and customer interfaces. We have also created new customer service programs and product offerings. While participating on the Public Exchanges, we will have to respond to pricing and other actions taken by existing competitors and regulators as well as potentially disruptive new entrants, which could reduce our profit margins. Due to the price transparency provided by Public Exchanges, when we market products we face competitive pressures from existing and new competitors who may have lower cost structures. Our competitors may bring their Public Exchange and other consumer products to market more quickly, have greater experience marketing to consumers and/or may be targeting the higher margin portions of our business. We can provide no assurance that we will be able to compete successfully or profitably on Public Exchanges or that we will be able to benefit from any opportunities presented by Public Exchanges.

In addition, there can be no assurance that our pricing or other actions will result in the profitability of our Public Exchange products in 2023 or any future year. We have set 2023 premium rates for our Public Exchange products based on our projections, including as to the health status and quantity of membership and utilization of medical and/or other covered services by members. The accuracy of the projections reflected in our pricing may be impacted by (i) adverse selection among individuals who require or utilize more expensive medical and/or other covered services, (ii) other plans' withdrawals from participation in the Public Exchanges we serve, (iii) a rapid increase or decline in membership, including as a result of individuals losing Medicaid eligibility as redeterminations resume after being suspended during the COVID-19 pandemic, and (iv) legislation, regulations, enforcement activity and/or judicial decisions that cause Public Exchanges to operate in a manner different than what we projected in setting our premium rates.

A change in our Health Care Benefits product mix may adversely affect our profit margins.

Our Insured Health Care Benefits products that involve greater potential risk generally tend to be more profitable than our ASC products. Historically, smaller employer groups have been more likely to purchase Insured Health Care Benefits products because such purchasers are generally unable or unwilling to bear greater liability for health care expenditures, although over the last several years even relatively small employers have moved to ASC products. We also serve, and expect to grow our business with, government-sponsored programs, including Medicare and Medicaid, that are subject to competitive bids and have lower profit margins than our Commercial Insured Health Care Benefits products. A shift of enrollees from more profitable products to less profitable products could have a material adverse effect on the Health Care Benefits segment's operating results.

Negative public perception of the industries in which we operate, or of our industries' or our practices, can adversely affect our businesses, operating results, cash flows and prospects.

Our brand and reputation are two of our most important assets, and the industries in which we operate have been and are negatively perceived by the public from time to time. Negative publicity may come as a result of adverse media coverage, litigation against us and other industry participants, the ongoing public debates over drug pricing, PBMs, government involvement in drug pricing and purchasing, changes to the ACA, "surprise" medical bills, governmental hearings and/or investigations, actual or perceived shortfalls regarding our industries' or our own products and/or business practices (including PBM operations, drug pricing and insurance coverage determinations) and social media and other media relations activities. Negative publicity also may come from a failure to meet customer expectations for consistent, high quality and accessible care. This risk may increase as we continue to offer products and services that make greater use of data and as our business model becomes more focused on delivering health care to consumers.

In addition, by working with the U.S. government in the distribution and administration of the COVID-19 vaccine, the Company may be subject to negative publicity related to the government's actions in response to COVID-19 that are outside of the ability of the Company to control.

Negative public perception and/or publicity of our industries in general, or of us or our key vendors, brokers or product distribution networks in particular, can further increase our costs of doing business and adversely affect our operating results and our stock price by:

• adversely affecting our brand and reputation;

• adversely affecting our ability to market and sell our products and/or services and/or retain our existing customers and members;

• requiring us to change our products and/or services;

• reducing or restricting the revenue we can receive for our products and/or services; and/or

• increasing or significantly changing the regulatory and legislative requirements with which we must comply.

We must maintain and improve our relationships with our retail and specialty pharmacy customers and increase the demand for our products and services, including proprietary brands.

The success of our businesses depends in part on customer loyalty, superior customer service and our ability to persuade customers to frequent our retail stores and online sites and to purchase products in additional categories and our proprietary brands. Failure to timely identify or effectively respond to changing consumer preferences and spending patterns, and evolving demographic mixes in the communities we serve, an inability to expand the products being purchased by our clients and customers, or the failure or inability to obtain or offer particular categories of products could adversely affect our relationship with our customers and clients and the demand for our products and services and could result in excess inventories of products.

We offer our retail customers proprietary brand products that are available exclusively at our retail stores and through our online retail sites. The sale of proprietary products subjects us to unique risks including potential product liability risks, mandatory or voluntary product recalls, potential supply chain and distribution chain disruptions for raw materials and finished products, our ability to successfully protect our intellectual property rights and the rights of applicable third parties, and other risks generally encountered by entities that source, market and sell private-label products. We also face similar risks for the other products we sell in our retail operations, including supply chain and distribution chain disruption risk. Any failure to adequately address some or all of these risks could have an adverse effect on our retail business, operating results, cash flows and/or financial condition. Additionally, an increase in the sales of our proprietary brands may adversely affect our sales of products owned by our suppliers and adversely impact certain of our supplier relationships. Our ability to locate qualified, economically stable suppliers who satisfy our requirements, and to acquire sufficient products in a timely and effective manner, is critical to ensuring, among other things, that customer confidence is not diminished. Any failure to develop sourcing relationships with a broad and deep supplier base could adversely affect our operating results and erode customer loyalty.

We also could be adversely affected if we fail to identify or effectively respond to changes in marketplace dynamics. For example, specialty pharmacy represents a significant and growing proportion of prescription drug spending in the U.S., a significant portion of which is dispensed outside of traditional retail pharmacies. Because our specialty pharmacy business focuses on complex and high-cost medications, many of which are made available by manufacturers to a limited number of pharmacies (so-called limited distribution drugs) that serve a relatively limited universe of patients, the future growth of our specialty pharmacy business depends largely upon expanding our access to key drugs and penetration in certain treatment categories. Any contraction of our base of patients or reduction in demand for the prescriptions we currently dispense could have an adverse effect on our specialty pharmacy business, operating results and cash flows.

We face risks relating to the availability, pricing and safety profiles of prescription drugs that we purchase and sell.

The profitability of our Retail/LTC and Pharmacy Services segments is dependent upon the utilization of prescription drug products. We dispense significant volumes of brand name and generic drugs from our retail, LTC, specialty and mail order pharmacies, and the retail pharmacies in our PBM's network also dispense significant volumes of brand name and generic drugs. Our revenues, operating results and cash flows may decline if physicians cease writing prescriptions for drugs or the utilization of drugs is reduced, including due to:

• increased safety risk profiles or regulatory restrictions;

• manufacturing or other supply issues;

• a reduction in drug manufacturers' participation in federal programs;

• certain products being withdrawn by their manufacturers or transitioned to over-the-counter products;

• future FDA rulings restricting the supply or increasing the cost of products;

• the introduction of new and successful prescription drugs or lower-priced generic alternatives to existing brand name products; or

• inflation in the price of drugs.

In addition, increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) has resulted in pressure to decrease reimbursement payments to retail, mail order, specialty and LTC pharmacies for generic drugs, causing a reduction in our margins on sales of generic drugs. Consolidation within the generic drug manufacturing industry and other external factors may enhance the ability of manufacturers to sustain or increase pricing of generic drugs and diminish our ability to negotiate reduced generic drug acquisition costs. Any inability to offset increased brand name or generic prescription drug acquisition costs or to modify our activities to lessen the financial impact of such increased costs could have a significant adverse effect on our operating results.

The reserves we hold for expected claims in our Insured Health Care Benefits products are based on estimates that involve an extensive degree of judgment and are inherently variable. Any reserve, including a premium deficiency reserve, may be

insufficient. If actual claims exceed our estimates, our operating results could be materially adversely affected, and our ability to take timely corrective actions to limit future costs may be limited.

A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of such claims as well as claims that have been reported to us but not yet paid. We also must estimate the amount of rebates payable under the MLR rules of the ACA, CMS and the OPM and the amounts payable by us to, and receivable by us from, the United States federal government under the ACA's remaining premium stabilization program.

Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience, but this estimation process also makes use of extensive judgment. Considerable variability is inherent in such estimates, and the accuracy of the estimates is highly sensitive to changes in medical claims submission and processing patterns and/or procedures, turnover and other changes in membership, changes in product mix, changes in the utilization of medical and/or other covered services, including prescription drugs, changes in medical cost trends, changes in our medical management practices and the introduction of new benefits and products. We estimate health care costs payable periodically, and any resulting adjustments, including premium deficiency reserves, are reflected in current-period operating results within benefit costs. For example, as of December 31, 2021, we established a premium deficiency reserve of $16 million related to Medicaid products in the Health Care Benefits segment, but did not establish a premium deficiency reserve as of December 31, 2022. A worsening (or improvement) of health care cost trend rates or changes in claim payment patterns from those that we assumed in estimating health care costs payable as of December 31, 2022 would cause these estimates to change in the near term, and such a change could be material.

Furthermore, if we are not able to accurately and promptly anticipate and detect medical cost trends or accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions to limit future health care costs and reflect our current benefit cost experience in our pricing process may be limited, which would further exacerbate the extent of any adverse impact on our operating results. These risks are particularly acute during and following periods when utilization of medical and/or other covered services and/or medical cost trends are below recent historical levels and in products where there is significant turnover in our membership each year, and such risks are further magnified by the ACA and other legislation and regulations that limit our ability to price for our projected and/or experienced increases in utilization and/or medical cost trends.

Our operating results are affected by the health of the economy in general and in the communities we serve.

The U.S. financial markets have been experiencing, and may continue to experience, volatility and disruptions, including diminished liquidity and credit availability, inflation, declines in consumer confidence and economic growth and increases in unemployment rates, all of which have resulted in uncertainty about economic stability. Our businesses are affected by economic instability and declines in consumer confidence in general and in the communities we serve, and various other economic factors, including inflation and changes in consumer purchasing power, preferences and/or spending patterns. An unfavorable, uncertain or volatile economic environment, as we have experienced recently as a result of inflation, rising interest rates, supply chain disruptions and COVID-19, has caused and could cause a decline in drug utilization, an increase in health care utilization, a dampening demand for PBM services and retail products, and an increase in theft or other crime that could impact our retail locations.

If our customers' operating and financial performance deteriorates, or they are unable to make scheduled payments or obtain adequate financing, as a result of adverse economic conditions or otherwise, our customers may not be able to pay timely, or may delay payment of, amounts owed to us. Any inability of our customers to pay us for our products and services may adversely affect our businesses, operating results and cash flows. In addition, both state and federal government sponsored payers, as a result of budget deficits or spending reductions, may suspend payments or seek to reduce their health care expenditures resulting in our customers delaying payments to us or renegotiating their contracts with us.

The adverse impacts on our businesses of an uncertain economic environment may be further exacerbated by the increasing prevalence of high deductible health plans and health plan designs favoring co-insurance over co-payments as members and other consumers may decide to postpone, or not to seek, medical treatment which may lead them to incur more expensive medical treatment in the future and/or decrease our prescription volumes.

Further, economic conditions including interest rate fluctuations, changes in capital market conditions and regulatory changes may affect our ability to obtain necessary financing on acceptable terms, our ability to secure suitable store locations under acceptable terms, our ability to execute sale-leaseback transactions under acceptable terms and the value of our investment portfolio.

In addition, our Health Care Benefits membership remains concentrated in certain U.S. geographies and in certain industries. Unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in those geographic areas where our membership is concentrated could therefore have a disproportionately adverse effect on our Health Care Benefits segment's operating results. Our Health Care Benefits membership has been and may continue to be affected by workforce reductions by our customers due to adverse and/or uncertain general economic conditions, especially in the U.S. geographies and industries where our membership is concentrated. As a result, we may not be able to profitably grow and diversify our Health Care Benefits membership geographically, by product type or by customer industry, and our revenues and operating results may be disproportionately affected by adverse changes affecting our customers.

Adverse changes in the U.S. economy, consumer confidence and economic conditions could have an adverse effect on our businesses and financial results.

We are exposed to risks relating to the solvency of other insurers.

We are subject to assessments under guaranty fund laws existing in all states for obligations of insolvent insurance companies (including long-term care insurers), HMOs, ACA co-ops and other payors to policyholders and claimants. For example, in the first quarter of 2017, Aetna recorded a discounted estimated liability expense of $231 million pretax for our estimated share of future assessments for long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries. Guaranty funds are maintained by state insurance commissioners to protect policyholders and claimants in the event that an insurer, HMO, ACA co-op and/or other payor becomes insolvent or is unable to meet its financial obligations. These funds are usually financed by assessments against insurers regulated by a state. Future assessments may have an adverse effect on our operating results and cash flows.

Extreme events, or the threat of extreme events, could materially impact our businesses and health care (including behavioral health) costs.

Nuclear, biological or other attacks, or other acts of violence, including active shooter situations, whether as a result of war or terrorism or otherwise; other man-made disasters; natural disasters, such as hurricanes, tropical storms, floods, fires, earthquakes, tsunamis, cyclones, typhoons or extreme weather conditions such as major or extended winter storms, droughts and tornados, whether as a result of climate change or otherwise; epidemics; pandemics and other extreme events can affect the U.S. economy in general, our industries and us specifically. In particular, such extreme events or the threat of such extreme events could result in significant health care (including behavioral health) costs, which also would be affected by the government's actions and the responsiveness of public health agencies and other insurers. Such extreme events or the threat of such extreme events also could disrupt our supply chains and/or our distribution chains for the products we sell. In addition, our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be particularly exposed to these events. Such events could adversely affect our businesses, operating results and cash flows, and, in the event of extreme circumstances, our financial condition or viability, particularly if our responses to such events are less adequate than those of our competitors.

We may be unable to achieve our environmental, social and governance goals.

We are dedicated to corporate social responsibility and sustainability and we established certain goals as part of our ESG strategy. We face pressures from our colleagues, customers, and stockholders to meet our goals and to make significant advancements in environmental, social and governance matters. Achievement of our goals is subject to risks and uncertainties, many of which are outside of our control, and it is possible that we may fail to achieve these goals or that our colleagues, customers, or stockholders may not be satisfied with the goals we set or our efforts to achieve them. These risks and uncertainties include, but are not limited to: our ability to set and execute on our operational strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of technological advancements, renewable energy and other materials necessary to meet our goals and expectations; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to climate-related goals; labor-related regulations and requirements that restrict or prohibit our ability to impose requirements on third party contractors; the actions of competitors and competitive pressures; an acquisition of or merger with another company that has not adopted similar goals or whose progress towards reaching its goals is not as advanced as ours; and the pace of regional and global recovery from the COVID-19 pandemic. A failure to meet our goals could adversely affect public perception of our business, employee morale or customer or stockholder support.

Further, an increasing percentage of colleagues, customers, and stockholders considers sustainability factors in making employment, consumer health care and investment decisions. If we are unable to meet our goals, we may lose colleagues, have difficulty recruiting new colleagues, and be unable to attract investors, customers, or partners, our stock price may be negatively impacted, our reputation may be negatively affected, and it may be more difficult for us to compete effectively, all of which would have an adverse effect on our business, operating results, and financial condition.

Risks From Changes in Public Policy and Other Legal and Regulatory Risks

We are subject to potential changes in public policy, laws and regulations, including reform of the U.S. health care system, which can adversely affect our businesses. Entitlement program reform, if it occurs, could have a material adverse effect on our businesses, operations and/or operating results.

The political environment in which we operate remains uncertain. It is reasonably possible that our business operations and operating results could be materially adversely affected by legislative, enforcement, regulatory and public policy changes at the federal or state level, increased government involvement in drug reimbursement, pricing, purchasing and/or importation and/or increased regulation of PBMs, including: changes to the regulatory environment for health care and related benefits, including Medicare, the ACA, and related Public Exchange regulations; changes to laws or regulations governing drug reimbursement and/or pricing; changes to the laws and regulations governing PBMs', PDPs' and/or Managed Medicaid organizations' interactions with government funded health care programs; changes to laws and/or regulations governing drug manufacturers' rebates; changes to laws and/or regulations governing reimbursements paid to pharmacists by and/or reporting required by PBMs; changes to immigration policies and/or other public policy initiatives. It is not possible to predict whether or when any such changes will occur or what form any such changes may take (including through the use of U.S. Presidential Executive Orders or executive orders by Governors or key regulators). Other significant changes to health care and related benefits system legislation or regulation as well as changes with respect to tax and trade policies, tariffs and other government regulations affecting trade between the United States and other countries also are possible and could adversely affect our businesses. If we fail to respond adequately to such changes, including by implementing strategic and operational initiatives, or do not respond as effectively as our competitors, our businesses, operations and operating results may be materially adversely affected.

Efforts to amend the ACA and related regulations are possible. It is also possible that federal and state governments will continue to enact and seriously consider many broad-based legislative and regulatory proposals that will or could materially impact various aspects of the health care and related benefits system and our businesses. Further changes to federal health care and related benefits laws, including the ACA, drug reimbursement and pricing laws, laws governing PBMs and/or laws governing PBMs', PDPs' and/or Managed Medicaid organizations' interactions with government funded health care programs, are probable. We cannot predict the effect, if any, that new health care and related benefits legislation, future changes to the ACA or the implementation of or failure to implement the outstanding provisions of ACA, may have on our Health Care Benefits, Pharmacy Services and/or retail pharmacy, LTC pharmacy operations and/or operating results. The federal and many state governments also are considering changes in the interpretation, enforcement and/or application of existing programs, laws and regulations, including changes to payments under and funding of Medicare and Medicaid programs and increased regulation of PBMs.

Further, changes in existing federal or state laws or regulations or the adoption of new laws or regulations relating to additional regulation of PBMs (including network restrictions, formulary management, affiliate reimbursement, contractual guarantees and reconciliations, reimbursement mandates or other PBM services), drug pricing or purchasing, patent term extensions and/or purchase discount and/or rebate arrangements with drug manufacturers also could reduce the discounts or rebates we receive. Changes in existing federal or state laws or regulations or the adoption of new laws or regulations relating to claims processing and billing also could adversely affect our profitability.

In addition, in November 2020, the HHS released the Rebate Rule, which eliminates the regulatory safe harbor from prosecution under the AKS for rebates from pharmaceutical companies to PBMs in Medicare Part D and in Medicaid MCOs, replacing it with two far narrower safe harbors designed to directly benefit patients with high out-of-pocket costs and to change the way PBMs are compensated. The new safe harbors are (i) for rebates which are passed on to the patient at the point of sale and (ii) for flat service fee payments made to PBMs which cannot be tied to the list prices of drugs. The PCMA, which represents PBMs, has filed a suit in an effort to block the Rebate Rule, claiming that the Rebate Rule would lead to higher premiums in Medicare Part D and was adopted in an unlawful manner. It is unclear whether the Rebate Rule will be enforceable, whether pharmaceutical companies will respond by reducing list prices, whether list prices in the private market may also be reduced, and what the resulting impact will be to PBMs or the Company. The Bipartisan Infrastructure Act of 2021 delays the effective date of the rebate rule to January 2026, and the Inflation Reduction Act, enacted in August 2022, further delays the Rebate Rule through 2032.

Additionally, the Consolidated Appropriations Act of 2021 was signed into law in December 2020 and contains transparency provisions requiring group health plans and health insurance issuers to report certain prescription drug costs, overall spending on health services and prescription drugs, and information about premiums and the impact of rebates and other remuneration on premiums and out-of-pocket costs to the Tri-Departments. No later than 18 months after the first submission and bi-annually thereafter, the Tri-Departments will release a public report on drug pricing trends, drug reimbursement, and the impact of drug prices on premiums. The first filings of plan year data were required in December 2022 and will be required annually in June of each year on an ongoing basis.

We cannot predict the enactment or content of new legislation or regulations or changes to existing laws or regulations or their enforcement, interpretation or application, or the effect they will have on our business operations or operating results, which could be materially adverse. Even if we could predict such matters, it is not possible to eliminate the adverse impact of public policy changes that would fundamentally change the dynamics of one or more of the industries in which we compete. Examples of such changes include: the federal or one or more state governments fundamentally restructuring or reducing the funding available for Medicare, Medicaid, dual eligible or dual eligible special needs plan programs, increasing its involvement in drug reimbursement, pricing, purchasing and/or importation, changing the laws and regulations governing PBMs', PDPs' and/or Managed Medicaid organizations' interactions with government funded health care programs, changing the tax treatment of health or related benefits, or significantly altering the ACA. The likelihood of adverse changes remains high due to state and federal budgetary pressures, and our businesses and operating results could be materially and adversely affected by such changes, even if we correctly predict their occurrence.

For more information on these matters, see "Government Regulation" included in Item 1 of this 10-K.

If we fail to comply with applicable laws and regulations, many of which are highly complex, we could be subject to significant adverse regulatory actions, including monetary penalties, or suffer brand and reputational harm.

Our businesses are subject to extensive regulation and oversight by state, federal and international governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations, including those related to human capital and climate change, are increasing in number and complexity, change frequently and can be inconsistent or conflict with one another. In general, these laws and regulations are designed to benefit and protect customers, members and providers rather than us or our investors. In addition, the governmental authorities that regulate our businesses have broad latitude to make, interpret and enforce the laws and regulations that govern us and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year. We also must follow various restrictions on certain of our businesses and the payment of dividends by certain of our subsidiaries put in place by certain state regulators.

Certain of our Pharmacy Services and Retail/LTC operations, products and services are subject to:

- the clinical quality, patient safety and other risks inherent in the dispensing, packaging and distribution of drugs and other health care products and services, including claims related to purported dispensing and other operational errors (any failure by our Pharmacy Services and/or Retail/LTC operations to adhere to the laws and regulations applicable to the dispensing of drugs could subject us to civil and criminal penalties);
- federal and state anti-kickback and other laws that govern our relationship with drug manufacturers, customers and consumers;
- compliance requirements under ERISA, including fiduciary obligations in connection with the development and implementation of items such as drug formularies and preferred drug listings; and
- federal and state legislative proposals and/or regulatory activity that could adversely affect pharmacy benefit industry practices.

Our Health Care Benefits products are highly regulated, particularly those that serve Public Exchange, Medicare, Medicaid, dual eligible, dual eligible special needs and small group Commercial customers and members. The laws and regulations governing participation in the Public Exchanges, Medicare Advantage (including dual eligible special needs plans), Medicare Part D, Medicaid, and managed Medicaid plans are complex, are subject to interpretation and can expose us to penalties for non-compliance.

The scope of the practices and activities that are prohibited by federal and state false claims acts is the subject of pending litigation. Claims under federal and state false claims acts can be brought by the government or by private individuals on behalf of the government through a *qui tam* or "whistleblower" suit, and we are a defendant in a number of such proceedings. If we are convicted of fraud or other criminal conduct in the performance of a government program or if there is an adverse decision against us under the False Claims Act, we may be temporarily or permanently suspended from participating in government health care programs, including Public Exchange, Medicare Advantage, Medicare Part D, Medicaid, dual eligible and dual eligible special needs plan programs, and we also may be required to pay significant fines and/or other monetary penalties. Whistleblower suits have resulted in significant settlements between governmental agencies and health care companies. The significant incentives and protections provided to whistleblowers under applicable law increase the risk of whistleblower suits.

If we fail to comply with laws and regulations that apply to government programs, we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or active or passive enrollment of members, corrective actions, termination of our contracts or other sanctions which could have a material adverse effect on our ability to participate in Public Exchange, Medicare Advantage, Medicare Part D, Medicaid, dual eligible, and dual eligible special needs plans and other programs and on our operating results, cash flows and financial condition.

Our businesses, profitability and growth also may be adversely affected by (i) judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, expand fiduciary obligations, impose medical or bad faith liability, increase our responsibilities under ERISA or the remedies available under ERISA, or reduce the scope of ERISA and Medicare Part D preemption of state law claims or (ii) other legislation and regulations. For example, in December 2020, the U.S. Supreme Court upheld an Arkansas law that, among other things, mandates a particular pricing methodology, establishes an appeals process for a pharmacy when the reimbursement is below the pharmacy's acquisition cost, permits a pharmacy to reverse and rebill if they cannot procure the drug from its wholesaler at a price equal to or less than the reimbursement rate, prohibits a PBM from reimbursing a pharmacy less than the amount it reimburses an affiliate on a per unit basis, and permits a pharmacy to decline to dispense if the reimbursement is lower than the pharmacy's acquisition cost. Subsequently, in November 2021, the U.S. Court of Appeals for the Eighth Circuit upheld a North Dakota law that regulates employer-sponsored ERISA health plans and certain PBM practices within Medicare and in April 2022 the U.S. District Court for the Western District of Oklahoma affirmed that the Oklahoma Insurance Department could enforce a state law against PBMs that contained provisions that alter and limit some of the options that an ERISA plan can use, because none of the provisions mandate that ERISA plans make any specific choices. Additional litigation has been filed in several states to challenge ERISA and Medicare Part D preemption.

If our compliance or other systems and processes fail or are deemed inadequate, we may suffer brand and reputational harm and become subject to regulatory actions and/or litigation.

In addition to being subject to extensive and complex regulations, many of our contracts with customers include detailed requirements. In order to be eligible to offer certain products or bid on certain contracts, we must demonstrate that we have robust systems and processes in place that are designed to maintain compliance with all applicable legal, regulatory and contractual requirements. These systems and processes frequently are reviewed and audited by our customers and regulators. If our systems and processes designed to maintain compliance with applicable legal and contractual requirements, and to prevent and detect instances of, or the potential for, non-compliance fail or are deemed inadequate, we may suffer brand and reputational harm and be subject to regulatory actions, litigation and other proceedings which may result in damages, fines, suspension or loss of licensure, suspension or exclusion from participation in government programs and/or other penalties, any of which could adversely affect our businesses, operating results, cash flows and/or financial condition.

We routinely are subject to litigation and other adverse legal proceedings, including class actions and qui tam actions. Many of these proceedings seek substantial damages which may not be covered by insurance. These proceedings are costly to defend, may result in changes in our business practices, harm our brand and reputation and adversely affect our businesses and operating results.

PBM, retail pharmacy, mail order pharmacy, specialty pharmacy, LTC pharmacy and health care and related benefits are highly regulated industries whose participants frequently are subject to litigation and other adverse legal proceedings. We are currently subject to various litigation and arbitration matters, investigations, regulatory audits, inspections, government inquiries, and regulatory and other legal proceedings, both inside and outside the U.S. For example, outside the U.S., contractual rights, tax positions and applicable regulations may be subject to interpretation or uncertainty to a greater degree than in the U.S. Litigation related to our provision of professional services in our medical clinics, pharmacies and LTC operations is increasing as we expand our services along the continuum of health care.

Litigation, and particularly securities, derivative, collective or class action and *qui tam* litigation, is often expensive and disruptive. Many of the legal proceedings against us seek substantial damages (including non-economic or punitive damages and treble damages), and certain of these proceedings also seek changes in our business practices. While we currently have insurance coverage for some potential liabilities, other potential liabilities may not be covered by insurance, insurers may dispute coverage and/or the amount of our insurance may not be enough to cover the damages awarded or costs incurred. In addition, some types of damages, like punitive damages, may not be covered by insurance, and in some jurisdictions the coverage of punitive damages is prohibited. Insurance coverage for all or some forms of liability also may become unavailable or prohibitively expensive in the future.

The outcome of litigation and other adverse legal proceedings is always uncertain, and outcomes that are not justifiable by the evidence or existing law or regulation can and do occur, and the costs incurred frequently are substantial regardless of the outcome. Litigation and other adverse legal proceedings could materially adversely affect our businesses, operating results and/or cash flows because of brand and reputational harm to us caused by such proceedings, the cost of defending such proceedings, the cost of settlement or judgments against us, or the changes in our operations that could result from such proceedings. See Item 3 of this 10-K for additional information.

We frequently are subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions.

As one of the largest national retail, mail order, specialty and LTC pharmacy, PBM and health care and related benefits providers, we frequently are subject to regular and special governmental market conduct and other audits, investigations and reviews by, and we receive subpoenas and other requests for information from, various federal and state agencies, regulatory authorities, Attorneys General, committees, subcommittees and members of the U.S. Congress and other state, federal and international governmental authorities. For example, we have received CIDs from, and provided documents and information to, the Civil Division of the DOJ in connection with a current investigation of our patient chart review processes in connection with risk adjustment data submissions under Parts C and D of the Medicare program. CMS and the OIG also are auditing the risk adjustment-related data of certain of our Medicare Advantage plans, and the number of such audits continues to increase. Several such audits, investigations and reviews by governmental authorities currently are pending, some of which may be resolved in 2023, the results of which may be adverse to us.

Federal and state governments have made investigating and prosecuting health care and other insurance fraud, waste and abuse a priority. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical and/or other covered services, improper marketing and violations of patient privacy rights. The regulations and contractual requirements applicable to us and other industry participants are complex and subject to change, making it necessary for us to invest significant resources in complying with our regulatory and contractual requirements. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources. In addition, our medical costs and the medical expenses of our Health Care Benefits ASC customers may be adversely affected if we do not prevent or detect fraudulent activity by providers and/or members.

Regular and special governmental audits, investigations and reviews by federal, state and international regulators could result in changes to our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including suspension or exclusion from participation in government programs and suspension or loss of licensure. Any of these audits, investigations or reviews could have a material adverse effect on our businesses, operating results, cash flows and/or financial condition or result in significant liabilities and negative publicity for us.

See "Legal and Regulatory Proceedings" in Note 16 "Commitments and Contingencies" included in Item 8 of this 10-K for additional information.

Our litigation and regulatory risk profile are changing as we offer new products and services and expand in business areas beyond our historical core businesses of Health Care Benefits, Pharmacy Services and Retail/LTC.

Historically, we focused primarily on providing Health Care Benefits, Pharmacy Services and Retail/LTC products and services. As a result of our transformation program and other innovation initiatives, we are expanding our presence in the health care space and plan to offer new products and services which present a different litigation and regulatory risk profile than the products and services that we historically have offered.

The increased volume of business in areas beyond our historical core businesses and new products and services subject us to litigation and regulatory risks that are different from the risks of providing Health Care Benefits, Pharmacy Services and Retail/LTC products and services and increase significantly our exposure to other risks.

We face unique regulatory and other challenges in our Medicare and Medicaid businesses.

We are seeking to substantially grow the Medicare and Medicaid membership in our Health Care Benefits segment in 2023 and over the next several years. We face unique regulatory and other challenges that may inhibit the growth and profitability of those businesses.

• In April 2022, CMS issued its final notice detailing final 2023 Medicare Advantage payment rates. Final 2023 Medicare Advantage rates resulted in an expected average increase in revenue for the Medicare Advantage industry of 5.00%, excluding the CMS estimate of Medicare Advantage risk score trend. On February 1, 2023, CMS issued an advance notice detailing proposed 2024 Medicare Advantage payment rates. The 2024 Medicare Advantage rates, if finalized as proposed, will result in an expected average decrease in revenue for the Medicare Advantage industry of 2.27%, excluding the CMS estimate of Medicare Advantage risk score trend, though the rates may vary widely depending on the provider group and patient demographics. CMS intends to publish the final 2024 rate announcement no later than April 3, 2023. The Company faces a challenge from the impact of the increasing cost of medical care (including prescription medications), changes to methodologies for determining payments and CMS local and national coverage decisions that require the Company to pay for services and supplies that are not factored into the Company's bids. We cannot predict how the rates will be finalized, future Medicare funding levels, the impact of future federal budget actions or ensure that such changes or actions will not have a material adverse effect on our Medicare operating results.

• The organic expansion of our Medicare Advantage and Medicare Part D service area is subject to the ability of CMS to process our requests for service area expansions and our ability to build cost competitive provider networks in the expanded service areas that meet applicable network adequacy requirements. CMS' decisions on our requests for service area expansions also may be affected adversely by compliance issues that arise each year in our Medicare operations.

• CMS regularly audits our performance to determine our compliance with CMS's regulations and our contracts with CMS and to assess the quality of the services we provide to our Medicare members, and state regulators are increasingly conducting audits to assess the quality of services we provide to our Medicaid members. As a result of these audits, we may be subject to significant or material retroactive adjustments to and/or withholding of certain premiums and fees, fines, criminal liability, civil monetary penalties, CMS- or state-imposed sanctions (including suspension or exclusion from participation in government programs) or other restrictions on our Medicare, Medicaid and other businesses, including suspension or loss of licensure.

• "Star ratings" from CMS for our Medicare Advantage plans will continue to have a significant effect on our plans' operating results. Only Medicare Advantage plans with a star rating of 4 or higher (out of 5) are eligible for a quality bonus in their basic premium rates. CMS continues to change its rating system to make achieving and maintaining a four or higher star rating more difficult. Our star ratings and past performance scores are adversely affected by any compliance issues that may have arisen each year in our Medicare operations. CMS released the Company's 2023 star ratings in October 2022. The Company's 2023 star ratings will be used to determine which of its Medicare Advantage plans have ratings of 4 stars or higher and qualify for bonus payments in 2024. Based on the 2023 star ratings, the percentage of the Company's Medicare Advantage members in 4 stars or higher plans is expected to drop to 21% (based on enrollment and contract affiliation at December 31, 2022), as compared to 87% based on the 2022 star ratings. The main driver of this decrease was a 1 star decrease in the Company's Aetna National PPO, which dropped from 4.5 to 3.5 stars, while many other of the Company's plans remain rated at 4 stars or higher. The decrease in the star rating for the Aetna National PPO will mean that it will no longer be eligible for CMS' quality bonus payments related to 2024. A lower star rating may also negatively impact new enrollment in the Aetna National PPO as consumers seek out plans that have four star or higher ratings. There can be no assurances that the Company will be successful in maintaining or improving its star ratings in future years. If our star ratings fall or remain below four for a significant portion of our Medicare Advantage membership, or do not match the performance of our competitors, or the star rating quality bonuses are reduced or eliminated, our revenues, operating results and cash flows may be significantly adversely affected.

• Payments we receive from CMS for our Medicare Advantage and Medicare Part D businesses also are subject to risk adjustment based on the health status of the individuals we enroll. Elements of that risk adjustment mechanism continue to be challenged by the DOJ, the OIG and CMS itself. Substantial changes in the risk adjustment mechanism, including those that may result from the RADV Audit Rule or other changes that result from enforcement or audit actions, could materially affect the amount of our Medicare reimbursement, require us to raise prices or reduce the benefits we offer to Medicare beneficiaries, and potentially limit our (and the industry's) participation in the Medicare program.

- The RADV Audit Rule creates uncertainty for Medicare Advantage plans. The lack of detail provided with respect to how CMS will select contracts and claims to audit and how it will extrapolate as part of the RADV Audit Rule may impact future Medicare Advantage bids and result in other implications.

- Changes to the ability of PBMs to have pharmacy performance programs in place for clients and report payments via direct and indirect reporting mechanisms, including requiring all pharmacy payments to be included in point-of-sale pricing, could impact the Pharmacy Services business.

- Medicare Part D has resulted in increased utilization of prescription medications and puts pressure on our pharmacy gross margin rates due to regulatory and competitive pressures. Further, as a result of the ACA and changes to the retiree drug subsidy rules, clients of our PBM business could decide to discontinue providing prescription drug benefits to their Medicare-eligible members. To the extent this phenomenon occurs, the adverse effects of increasing customer migration into Medicare Part D may outweigh the benefits we realize from growth of our Medicare Part D products.

- Our Medicare Part D operating results and our ability to expand our Medicare Part D business could be adversely affected if: the cost and complexity of Medicare Part D exceed management's expectations or prevent effective program implementation or administration; further changes to the regulations regarding how drug costs are reported for Medicare Part D are implemented in a manner that adversely affects the profitability of our Medicare Part D business; changes to the regulations regarding how drug costs are reported for Medicare Part D are implemented in a manner that adversely affects the profitability of our Medicare Part D business; changes to the applicable regulations impact our ability to retain fees from third parties including network pharmacies; the government alters Medicare Part D program requirements or reduces funding because of the higher-than-anticipated cost to taxpayers of Medicare Part D or for other reasons; the government mandated use of point-of-sale manufacturer's rebates continues; the government enacts price controls on certain pharmaceutical products in Medicare Part D; the government makes changes to how pharmacy pay-for-performance is calculated; the government mandates CMS negotiation with manufacturers for certain drugs; or reinsurance thresholds are reduced below their current levels, which is currently scheduled to begin in 2025.

- We have experienced challenges in obtaining complete and accurate encounter data for our Medicaid products due to difficulties with providers and third-party vendors submitting claims in a timely fashion in the proper format, and with state agencies in coordinating such submissions. As states increase their reliance on encounter data, these difficulties could affect the Medicaid premium rates we receive and how Medicaid membership is assigned to us, which could have a material adverse effect on our Medicaid operating results and cash flows and/or our ability to bid for, and continue to participate in, certain Medicaid programs.

- If we fail to report and correct errors discovered through our own auditing procedures or during a CMS audit or otherwise fail to comply with the applicable laws and regulations, we could be subject to fines, civil monetary penalties or other sanctions, including fines and penalties under the False Claims Act, which could have a material adverse effect on our ability to participate in Medicare Advantage, Medicare Part D or other government programs, and on our operating results, cash flows and financial condition.

- The resumption of Medicaid eligibility redeterminations after being suspended during the COVID-19 pandemic could negatively impact the number of members eligible for the Company's Medicaid plans.

- Certain of our Medicaid contracts require the submission of complete and correct encounter data. The accurate and timely reporting of encounter data is increasingly important to the success of our Medicaid programs because more states are using encounter data to determine compliance with performance standards and, in part, to set premium rates. We have expended and may continue to expend additional effort and incur significant additional costs to collect accurate, or to correct inaccurate or incomplete, encounter data and have been and could be exposed to premium withholding, operating sanctions and financial fines and penalties for noncompliance. We have experienced challenges in obtaining complete and accurate encounter data due to difficulties with providers and third-party vendors submitting claims in a timely fashion in the proper format, and with state agencies in coordinating such submissions. As states increase their reliance on encounter data, and some states mandate that certain amounts be included or excluded from encounter data, these difficulties could affect the Medicaid premium rates we receive and how Medicaid membership is assigned to us, which could have a material adverse effect on our Medicaid operating results and cash flows and/or our ability to successfully bid for, and continue to participate in, certain Medicaid programs.

Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues, and we expect that percentage to increase.

Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues, and we expect that percentage to increase. As our government funded businesses grow, our exposure to changes in federal and state government policy with respect to and/or regulation of the various government funded programs in which we participate also increases.

The laws and regulations governing participation in Public Exchange, Medicare Advantage (including dual eligible special needs plans), Medicare Part D, Medicaid, and managed Medicaid plans are complex, are subject to interpretation and can expose us to penalties for non-compliance. Federal, state and local governments have the right to cancel or not to renew their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities.

The U.S. federal government and our other government customers also may reduce funding for health care or other programs, cancel or decline to renew contracts with us, or make changes that adversely affect the number of persons eligible for certain programs, the services provided to enrollees in such programs, our premiums and our administrative and health care and other benefit costs, any of which could have a material adverse effect on our businesses, operating results and cash flows. When federal funding is delayed, suspended or curtailed, we continue to receive, and we remain liable for and are required to fund, claims from providers for providing services to beneficiaries of federally funded health benefits programs in which we participate. An extended federal government shutdown or a delay by Congress in raising the federal government's debt ceiling also could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on the value of our investment portfolio, our ability to access the capital markets and our businesses, operating results, cash flows and liquidity.

Possible changes in industry pricing benchmarks and drug pricing generally can adversely affect our PBM and Retail/LTC businesses.

It is possible that the pharmaceutical industry, regulators, or federal policymakers may evaluate and/or develop an alternative pricing reference to replace AWP or WAC, which are the pricing references used for many of our PBM and LTC client contracts, drug purchase agreements, retail network contracts, specialty payor agreements and other contracts with third party payors in connection with the reimbursement of drug payments. In addition, many state Medicaid fee-for-service programs have established pharmacy network payments on the basis of Actual Acquisition Cost ("AAC"). The use of an AAC basis in fee for service Medicaid could have an impact on reimbursement practices in Health Care Benefits' Commercial and other Government products. It is also possible that Congress may enact some limited form of price negotiation for Medicare. In addition, CMS also publishes the National Average Drug Acquisition Cost ("NADAC") for certain drugs; NADAC pricing is being adopted in an increasing number of states.

Future changes to the use of AWP, WAC or to other published pricing benchmarks used to establish drug pricing, including changes in the basis for calculating reimbursement by federal and state health care programs and/or other payors, could impact the reimbursement we receive from Medicare and Medicaid programs, the reimbursement we receive from our PBM clients and other payors and/or our ability to negotiate rebates and/or discounts with drug manufacturers, wholesalers, PBMs and retail pharmacies. A failure or inability to fully offset any increased prices or costs or to modify our operations to mitigate the impact of such increases could have a material adverse effect on our operating results. Additionally, any future changes in drug prices could be significantly different than our projections. We cannot predict the effect of these possible changes on our businesses.

We may not be able to obtain adequate premium rate increases in our Insured Health Care Benefits products, which would have an adverse effect on our revenues, MBRs and operating results and could magnify the adverse impact of increases in health care and other benefit costs and of ACA assessments, fees and taxes.

Premium rates for our Insured Health Care Benefits products often must be filed with state insurance regulators and are subject to their approval, which creates risk for us in the current political and regulatory environment. The ACA generally requires a review by HHS in conjunction with state regulators of premium rate increases that exceed a federally specified threshold (or lower state-specific thresholds set by states determined by HHS to have adequate processes). Rate reviews can magnify the adverse impact on our operating margins, MBRs and operating results of increases in health care and other benefit costs, increased utilization of covered services, and ACA assessments, fees and taxes, by restricting our ability to reflect these increases and/or these assessments, fees and taxes in our pricing. Further, our ability to reflect ACA assessments, fees and taxes in our Medicare, Medicaid and CHIP premium rates is limited.

Since 2013, HHS has issued determinations to health plans that their premium rate increases were "unreasonable," and we continue to experience challenges to appropriate premium rate increases in certain states. Regulators or legislatures in several states have implemented or are considering limits on premium rate increases, either by enforcing existing legal requirements more stringently or proposing different regulatory standards. Regulators or legislatures in several states also have conducted hearings on proposed premium rate increases, which can result, and in some instances have resulted, in substantial delays in implementing proposed rate increases even if they ultimately are approved. Our plans can be excluded from participating in small group Public Exchanges if they are deemed to have a history of "unreasonable" rate increases. Any significant rate increases we may request heighten the risks of adverse publicity, adverse regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

We anticipate continued regulatory and legislative action to increase regulation of premium rates in our Insured Health Care Benefits products. We may not be able to obtain rates that are actuarially justified or that are sufficient to make our policies profitable in one or more product lines or geographies. If we are unable to obtain adequate premium rates and/or premium rate increases, it could materially and adversely affect our operating margins and MBRs and our ability to earn adequate returns on Insured Health Care Benefits products in one or more states or cause us to withdraw from certain geographies and/or products.

Minimum MLR rebate requirements limit the level of margin we can earn in our Insured Health Care Benefits products while leaving us exposed to higher than expected medical costs. Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our operating results.

The ACA's minimum MLR rebate requirements limit the level of margin we can earn in Health Care Benefits' Commercial Insured and Medicare Insured businesses. CMS minimum MLR rebate regulations limit the level of margin we can earn in our Medicaid Insured business. Certain portions of our Health Care Benefits Medicaid and FEHB program business also are subject to minimum MLR rebate requirements in addition to but separate from those imposed by the ACA. Minimum MLR rebate requirements leave us exposed to medical costs that are higher than those reflected in our pricing. The process supporting the management and determination of the amount of MLR rebates payable is complex and requires judgment, and the minimum MLR reporting requirements are detailed. CMS has also proposed, but not yet finalized, a definition of "prescription drug price concessions" for commercial MLR calculation purposes, which would make additional PBM information available to plans and the HHS, potentially further complicating the MLR calculation process. Federal and state auditors are challenging our Commercial Health Care Benefits business' compliance with the ACA's minimum MLR requirements as well as our FEHB plans' compliance with OPM's FEHB program-specific minimum MLR requirements. Our Medicare and Medicaid contracts also are subject to minimum MLR audits. If a Medicare Advantage or Medicare Part D contract pays minimum MLR rebates for three consecutive years, it will become ineligible to enroll new members. If a Medicare Advantage or Medicare Part D contract pays such rebates for five consecutive years, it will be terminated by CMS. Additional challenges to our methodology and/or reports relating to minimum MLR and related rebates by federal and state regulators and private litigants are reasonably possible. The outcome of these audits and additional challenges could adversely affect our operating results.

Our operating results may be adversely affected by changes in laws and policies governing employers and by union organizing activity.

Congress and certain state legislatures continue to consider and pass legislation that increases our costs of doing business, including increased minimum wages and requiring employers to provide paid sick leave or paid family leave. In addition, our employee-related operating costs may be increased by union organizing activity and it is possible that the National Labor Relations Board may adopt regulatory changes through re-making or case law that could facilitate union organizing. If we are unable to reflect these increased expenses in our pricing or otherwise modify our operations to mitigate the effects of such increases, our operating results will be adversely affected.

We face international political, legal and compliance, operational, regulatory, economic and other risks that may be more significant than in our domestic operations.

Our international operations present political, legal, compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, climate change regulation, nationalization or expropriation of assets and pricing constraints. Our international products need to meet country-specific customer and member preferences as well as country-specific legal requirements, including those related to licensing, data privacy, data storage and data protection.

Our international operations increase our exposure to, and require us to devote significant management resources to implement controls and systems to comply with, the privacy and data protection laws of non-U.S. jurisdictions, such as the EU's GDPR, and the anti-bribery, anti-corruption and anti-money laundering laws of the United States (including the FCPA) and the United Kingdom (including the UK Bribery Act) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems may also require the investment of considerable management time and financial and other resources. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business, and significant brand and reputational harm. We must regularly reassess the size, capability and location of our global infrastructure and make appropriate changes, and must have effective change management processes and internal controls in place to address changes in our businesses and operations. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties, and the failure to do so could have a material adverse effect on our brand, reputation, businesses, operating results and/or financial condition.

Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, standards and customs that can be difficult and make employee relationships less flexible than in our domestic operations and expensive to modify or terminate. In some countries we are required to, or choose to, operate with local business associates, which requires us to manage our relationships with these third parties and may reduce our operational flexibility and ability to quickly respond to business challenges.

In some countries we may be exposed to currency exchange controls or other restrictions that prevent us from transferring funds internationally or converting local currencies into U.S. dollars or other currencies. Fluctuations in foreign currency exchange rates may adversely affect our revenues, operating results and cash flows from our international operations. Some of our operations are, and are increasingly likely to be, in emerging markets where these risks are heightened. Any measures we may implement to reduce the effect of volatile currencies and other risks on our international operations may not be effective.

Risks Associated with Mergers, Acquisitions, and Divestitures

We may be unable to successfully integrate companies we acquire.

Upon the closing of any acquisition, including the proposed acquisition of Oak Street Health and pending acquisition of Signify Health, we will need to successfully integrate the products, services and related assets, as well as internal controls into our business operations. If an acquisition is consummated, the integration of the acquired business, its products, services and related assets into our company also may be complex, expensive, and time-consuming and, if the integration is not fully successful, we may not achieve the anticipated benefits, operating and cost synergies and/or growth opportunities of an acquisition. Potential difficulties that may be encountered in the integration process, including with respect to Oak Street Health and Signify Health, include the following:

• Integrating personnel, operations and systems (including internal control environments and compliance policies), while maintaining focus on producing and delivering consistent, high quality products and services;

• Coordinating geographically dispersed organizations;

• Disrupting management's attention from our ongoing business operations;

• Retaining existing customers and attracting new customers;

• Managing inefficiencies associated with integrating our operations; and

• Reconciling post-acquisition costs and liabilities between buyer and seller.

An inability to realize the full extent of the anticipated benefits, operating and cost synergies, innovations and operations efficiencies or growth opportunities of an acquisition, including the proposed acquisition of Oak Street Health and pending acquisition of Signify Health, as well as any delays or additional expenses encountered in the integration process, could have a material adverse effect on our businesses and operating results. Furthermore, acquisitions, including the proposed acquisition of Oak Street Health and pending acquisition of Signify Health, even if successfully integrated, may fail to further our business strategy as anticipated, expose us to increased competition or challenges with respect to our products, services or service areas, and expose us to additional liabilities associated with an acquired business including risks and liabilities associated with litigation involving the acquired business. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions after we have expended resources on them.

We expect to continue to pursue acquisitions, joint ventures, strategic alliances and other inorganic growth opportunities, as well as strategic divestitures, which may be unsuccessful, cause us to assume unanticipated liabilities, disrupt our existing businesses, be dilutive or lead us to assume significant debt, among other things.

We expect to continue to pursue acquisitions, joint ventures, strategic alliances and other inorganic growth opportunities as part of our growth strategy. In addition to the integration risks noted above, some other risks we may face with respect to acquisitions, including the proposed acquisition of Oak Street Health and pending acquisition of Signify Health, and other inorganic growth strategies include:

- we may not be able to obtain the required regulatory approval for an acquisition in a timely manner, if at all;

- we frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies;

- the acquired, alliance and/or joint venture businesses may not perform as projected;

- the goodwill or other intangible assets established as a result of our acquisitions may be incorrectly valued or may become impaired;

- we may assume unanticipated liabilities, including those that were not disclosed to us or which we underestimated;

- the acquired businesses, or the pursuit of other inorganic growth strategies, could disrupt or compete with our existing businesses, distract management, result in the loss of key employees, business partners, suppliers and customers, divert resources, result in tax costs or inefficiencies and make it difficult to maintain our current business standards, controls, information technology systems, policies, procedures and performance;

- we may finance future acquisitions and other inorganic growth strategies by issuing common stock for some or all of the purchase price, which would dilute the ownership interests of our stockholders;

- we may incur significant debt in connection with acquisitions (whether to finance acquisitions or by assuming debt from the businesses we acquire);

- a proposed or pending transaction may have a negative effect on the Company's credit ratings;

- we may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of businesses we acquire, which may be difficult or impossible to accomplish;

- we may enter into merger or purchase agreements but, due to reasons within or outside our control, fail to complete the related transactions, which could result in termination fees or other penalties that could be material, cause material disruptions to our businesses and operations and adversely affect our brand, reputation, or stock price; for example, if the proposed acquisition of Oak Street Health terminates under certain specified circumstances and the receipt of regulatory approval has not been obtained by such time, the Company will be required to pay Oak Street Health a termination fee of approximately $500 million and if the pending acquisition of Signify Health terminates under certain specified circumstances and the receipt of regulatory approval has not been obtained by such time, the Company will be required to pay Signify Health a termination fee in an amount equal to $380 million;

- in order to complete an acquisition, we may be required to divest certain portions of our business, for which we may not be able to obtain favorable pricing;

- we may be involved in litigation related to mergers or acquisitions, including for matters that occurred prior to the applicable closing, which may be costly to defend and may result in adverse rulings against us that could be material;

- announcements related to an acquisition could have an adverse effect on the market price of the Company's common stock and other securities; and

- the integration into our businesses of the businesses and entities we acquire may affect the way in which existing laws and regulations apply to us, including subjecting us to laws and regulations that did not previously apply to us.

Similarly, we may also seek to divest assets that no longer fit into our long-term strategic plan. Such divestitures may take time and, even if such divestitures can be completed, they may have negative short-term financial impacts or may result in regulatory and financial exposure to businesses we have sold. In addition, joint ventures present risks that are different from acquisitions, including selection of appropriate joint venture parties, initial and ongoing governance of the joint venture, joint venture compliance activities (including compliance with applicable CMS requirements), growing the joint venture's business in a manner acceptable to all the parties, including other providers in the networks that include joint ventures, maintaining positive relationships among the joint venture parties and the joint venture's customers, and member and business disruption that may occur upon joint venture termination.

Risks Related to Our Operations

Failure to meet customer expectations may harm our brand and reputation, our ability to retain and grow our customer base and membership and our operating results and cash flows.

Our ability to attract and retain customers and members is dependent upon providing cost effective, quality customer service operations (such as call center operations, PBM functions, retail pharmacy and LTC services, retail, mail order and specialty pharmacy prescription delivery, claims processing, customer case installation and online access and tools) that meet or exceed our customers' and members' expectations, either directly or through vendors. As we seek to reduce general and administrative expenses, we must balance the potential impact of cost-saving measures on our customers and other services and performances. If we misjudge the effects of such measures, customers and other services may be adversely affected. We depend on third parties for certain of our customer service, PBM and prescription delivery operations. If we or our vendors fail to provide service that meets our customers' and members' expectations, we may have difficulty retaining or profitably growing our customer base and/or membership, which could adversely affect our operating results. For example, noncompliance with any privacy or security laws or regulations or any security breach involving us or one of our third-party vendors could have a material adverse effect on our businesses, operating results, brand and reputation.

We and our vendors have experienced and continue to experience cyber attacks. We can provide no assurance that we or our vendors will be able to detect, prevent or contain the effects of such attacks or other information security (including cybersecurity) risks or threats in the future.

We and our vendors have experienced diverse cyber attacks and expect to continue to experience cyber attacks going forward. As examples, the Company and its vendors have experienced attempts to gain access to systems, denial of service attacks, attempted malware infections, account takeovers, scanning activity, and phishing emails. Attacks can originate from external sources (including criminals, terrorists, nation states, or internal actors). The Company is dedicating and will continue to dedicate significant resources and incur significant expenses to maintain and update on an ongoing basis the systems and processes that are designed to mitigate the information security risks it faces and protect the security of its computer systems, software, networks and other technology assets against attempts by unauthorized parties to obtain access to confidential information, disrupt or degrade service, or cause other damage. The impact of known cyber attacks has not been material to the Company's operations or operating results through December 31, 2022. The Board and its Audit Committee and Nominating and Corporate Governance Committee are regularly informed regarding the Company's information security policies, practices and status.

A compromise of our information security controls or of those businesses with whom we interact, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from customers and clients, financial institutions, payment card associations and other persons, any of which could adversely affect our businesses, operating results and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. Moreover, a data security breach could require that we expend significant resources related to our information systems and infrastructure, and could distract management and other key personnel from performing their primary operational duties. We also could be adversely affected by any significant disruption in the systems of third parties we interact with, including key payors and vendors.

The costs of attempting to protect against the foregoing risks and the costs of responding to an information security incident are significant. Large scale data breaches at other entities increase the challenge we and our vendors face in maintaining the security of our information technology systems and proprietary information and of our customers', employees', members' and other constituents' sensitive information. Following an information security incident, our and/or our vendors' remediation efforts may not be successful, and could result in interruptions, delays or cessation of service, and loss of existing or potential customers and members. In addition, breaches of our and/or our vendors' security measures and the unauthorized access to or dissemination of sensitive personal information or proprietary information or confidential information about us, our customers, our members or other third-parties, could expose our customers', members' and other constituents' private information and our customers, members and other constituents to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of customers, litigation or other actions which could have a material adverse effect on our brand, reputation, businesses, operating results and cash flows.

Data governance failures can adversely affect our reputation, businesses and prospects. Our use and disclosure of members', customers' and other constituents' sensitive information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates or other vendors fail to adequately protect members', customers' or other constituents' sensitive information.

Our information systems are critical to the operation of our businesses. We collect, process, maintain, retain, evaluate, utilize and distribute large amounts of personally identifiable, personal health, and financial information (including payment card information) and other confidential and sensitive data about our customers, employees, members and other constituents in the ordinary course of our businesses. Some of our information systems rely upon third party systems, including cloud service providers, to accomplish these tasks. The use and disclosure of such information is regulated at the federal, state and international levels, including, for example, the California Consumer Privacy Act which went into effect January 1, 2020, the EU's GDPR which began to apply across the EU during 2018 and the audit program implemented by HHS under HIPAA. In some cases, such laws, rules and regulations also apply to our vendors and/or may hold us liable for any violations by our vendors. These laws, rules and regulations are subject to change (and many are rapidly evolving) and in recent years have given rise to increased enforcement activity, litigation, and other disputes. International laws, rules and regulations governing the use and disclosure of these types of information are generally more stringent than U.S. laws and regulations, and they vary from jurisdiction to jurisdiction. Noncompliance with applicable privacy or security laws or regulations, or any security breach, information security incident, and any other incident involving the theft, misappropriation, loss or other unauthorized disclosure of, or access to, sensitive or confidential customer, member or other constituent information, whether by us, by one of our business associates or vendors or by another third party, could require us to expend significant resources to remediate any damage, could interrupt our operations and could adversely affect our brand and reputation, membership and operating results and also could expose and/or has exposed us to mandatory disclosure requirements, adverse media attention, litigation (including class action litigation), governmental investigations and enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our businesses, operating results, cash flows or financial condition.

Our businesses depend on our customers', members' and other constituents' willingness to entrust us with their health related and other sensitive personal information. Events that adversely affect that trust, including inadequate disclosure to our members or customers of our uses of their information, failing to keep our information technology systems and our customers', members' and other constituents' sensitive information secure from significant attack, theft, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction (including human error) or that of our business associates, vendors or other third parties, could adversely affect our brand and reputation, membership and operating results and also could expose and/or has exposed us to mandatory disclosure to the media, litigation (including class action litigation), governmental investigations and enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our businesses, operating results, cash flows or financial condition. There can be no assurance that awe have or will be able to adequately prevent, detect, and/or remediate such data security incidents.

Product liability, product recall or personal injury issues could damage our reputation and have a significant adverse effect on our businesses, operating results, cash flows and/or financial condition.

The products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. In addition, errors in the dispensing, packaging or administration of drugs or other products and consuming drugs in a manner that is not prescribed could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the drugs or other products we sell or services we provide. For example, we are a defendant in hundreds of litigation proceedings relating to opioids and the sale of products containing talc. Our businesses involve the provision of professional services, including by pharmacists, physician assistants, nurses and nurse practitioners, which exposes us to professional liability claims. Should a product or other liability issue arise, the coverage available under our insurance programs and the indemnification amounts available to us from third parties may not be adequate to protect us against the financial impact of the related claims. We also may not be able to maintain our existing levels of insurance on acceptable terms in the future. A product liability or personal injury issue or judgment against us or a product recall, tampering, or mislabeling could damage our reputation and have a significant adverse effect on our businesses, operating results and/or financial condition.

We face significant competition in attracting and retaining talented employees. Further, managing succession for, and retention of, key executives is critical to our success, and our failure to do so could adversely affect our businesses, operating results and/or future performance.

Our ability to attract and retain qualified and experienced employees is essential to meet our current and future goals and objectives. There is no guarantee we will be able to attract and retain such employees or that competition among potential employers will not result in increased compensation and/or benefits costs. If we are unable to retain existing employees or attract additional employees, or we experience an unexpected loss of leadership, we could experience a material adverse effect on our businesses, operating results and/or future performance.

In addition, our failure to adequately plan for succession of senior management and other key management roles or the failure of key employees to successfully transition into new roles could have a material adverse effect on our businesses, operating results and/or future performance. The succession plans we have in place and our employment arrangements with certain key executives do not guarantee the services of these executives will continue to be available to us.

Sales of our products and services are dependent on our ability to attract and motivate internal sales personnel and independent third-party brokers, consultants and agents. New distribution channels create new disintermediation risk. We may be subject to penalties or other regulatory actions as a result of the marketing practices of brokers and agents selling our products.

Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently recommend and/or market health care benefits products of our competitors. Accordingly, we must compete intensely for their services and allegiance. Our sales could be adversely affected if we are unable to attract, retain or motivate sales personnel and third-party brokers, consultants and agents, or if we do not adequately provide support, training and education to this sales network regarding our complex product portfolio, or if our sales strategy is not appropriately aligned across distribution channels. This risk is heightened as we develop, operate and expand our consumer-oriented products and services and we expand in the health care space and our business model evolves to include a greater focus on consumers and direct-to-consumer sales, such as competing for sales on Insurance Exchanges.

New distribution channels for our products and services continue to emerge, including Private Exchanges operated by health care consultants and technology companies. These channels may make it more difficult for us to directly engage consumers and other customers in the selection and management of their health care benefits, in health care utilization and in the effective navigation of the health care system. We also may be challenged by new technologies and marketplace entrants that could interfere with our existing relationships with customers and health plan members in these areas.

In addition, there have been several investigations regarding the marketing practices of brokers and agents selling health care and other insurance products and the payments they receive. These investigations have resulted in enforcement actions against companies in our industry and brokers and agents marketing and selling those companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of brokers and agents who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans and/or changes to industry practices, which could adversely affect our ability to market our products.

Failure of our businesses to effectively collaborate could prevent us from maximizing our operating results.

To maximize our overall enterprise value, our various businesses need to collaborate effectively. Our businesses need to be aligned in order to prioritize goals and coordinate the design of new products intended to utilize the offerings of multiple businesses, including our transformation and enterprise modernization programs. In addition, misaligned incentives, information siloes, ineffective product development and failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization, also could prevent us from maximizing our operating results and/or achieving our financial and other projections.

The failure or disruption of our information technology systems or the failure of our information technology infrastructure to support our businesses could adversely affect our reputation, businesses, operating results and cash flows.

Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches (including credit card or personally identifiable information breaches), cyber attacks, vandalism, catastrophic events and human error. If our information systems are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and may experience reputational damage, loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. We use third-party vendors to set-up, service, and/or maintain portions of our information technology systems, and our vendors may suffer the same types of issues, which could adversely affect our ability to access and use such systems and the data contained therein, which could result in similar harm. In addition, our efforts to comply with changes in U.S. and foreign laws and regulations, including privacy and information security laws and standards, may cause us to incur significant expense due to increased investment in technology and the development of new operational processes.

Our business success and operating results depend in part on effective information technology systems and on continuing to develop and implement improvements in technology. Pursuing multiple initiatives simultaneously could make this continued development and implementation significantly more challenging.

Many aspects of our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our ordering, pricing, point-of-sale, pharmacy fulfillment, inventory replenishment, claims processing, customer loyalty and subscription programs, finance, human resources, and other processes. Throughout our operations, we collect, process, maintain, retain, evaluate, utilize and distribute large amounts of confidential and sensitive data and information, including personally identifiable information and protected health information, that our customers, employees, members and other constituents provide to purchase products or services, enroll in programs or services, register on our websites, interact with our personnel, or otherwise communicate with us. For these operations, we depend in part on the secure transmission of confidential information over public networks.

We have many different information and other technology systems supporting our businesses (including as a result of our acquisitions). Our businesses depend in large part on these systems to adequately price our products and services; accurately establish reserves, process claims and report operating results; and interact with providers, employer plan sponsors, customers, members, consumers and vendors in an efficient and uninterrupted fashion. In addition, recent trends toward greater consumer engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Certain of our technology systems (including software) are older, legacy systems that are less flexible, less efficient and require a significant ongoing commitment of capital and human resources to maintain, protect and enhance them and to integrate them with our other systems. We must re-engineer and reduce the number of these systems to meet changing consumer and vendor preferences and needs, improve our productivity and reduce our operating expenses. We also need to develop or acquire new technology systems, contract with new vendors or modify certain of our existing systems to support the consumer-oriented and transformation products and services we are developing, operating and expanding and/or to meet current and developing industry and regulatory standards, including to keep pace with continuing changes in information processing technology, emerging cybersecurity risks and threats, and changes to applicable privacy and security laws, rules and regulations. If we fail to achieve these objectives, our ability to profitably grow our business and/or our operating results may be adversely affected.

In addition, information technology and other technology and process improvement projects, including our transformation and enterprise modernization programs, frequently are long-term in nature and may take longer to complete and cost more than we expect and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently secure, manage, integrate and enhance our technology portfolio (including vendor sourced systems), we could, among other things, have problems determining health care and other benefit cost estimates and/or establishing appropriate pricing, meeting the needs of customers, consumers, providers, members and vendors, developing and expanding our consumer-oriented products and services or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and disrupt our business operations.

We accept payments using a variety of methods, including cash, checks, credit cards, debit cards, gift cards, mobile payments and potentially other technologies in the future. Acceptance of these payment methods subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change in the future, which could make compliance more difficult or costly. For certain payment options, including credit and debit cards, we pay interchange and other fees, which could increase periodically thereby raising our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and various other forms of electronic payment. If these vendors are unable to provide these services to us, or if their systems are compromised, our operations could be disrupted. The payment methods that we offer also expose us to potential fraud and theft by persons seeking to obtain unauthorized access to, or exploit any weaknesses in, the payment systems we use. If we fail to abide by applicable rules or requirements, or if data relating to our payment systems is compromised due to a breach or misuse, we may be responsible for any costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees. In addition, our reputation and ability to accept certain types of payments could each be harmed resulting in reduced sales and adverse effects on our operating results.

Both our and our vendors' operations are subject to a variety of business continuity hazards and risks, any of which could interrupt our operations or otherwise adversely affect our performance and operating results.

We and our vendors are subject to business continuity hazards and other risks, including natural disasters, utility and other mechanical failures, acts of war or terrorism, acts of civil unrest, crime, disruption of communications, data security and preservation, disruption of supply or distribution, safety regulation and labor difficulties. The occurrence of any of these or other events to us or our vendors might disrupt or shut down our operations or otherwise adversely affect our operations. We also may be subject to certain liability claims in the event of an injury or loss of life, or damage to property, resulting from such events. Although we have developed procedures for crisis management and disaster recovery and business continuity plans and maintain insurance policies that we believe are customary and adequate for our size and industry, our insurance policies include limits and exclusions and, as a result, our coverage may be insufficient to protect against all potential hazards and risks incident to our businesses. In addition, our crisis management and disaster recovery procedures and business continuity plans may not be effective. Should any such hazards or risks occur, or should our insurance coverage be inadequate or unavailable, our businesses, operating results, cash flows and financial condition could be adversely affected.

Financial Risks

We would be adversely affected if we do not effectively deploy our capital. Downgrades or potential downgrades in our credit ratings, should they occur, could adversely affect our brand and reputation, businesses, operating results, cash flows and financial condition.

Our operations generate significant capital, and we may from time to time raise additional capital, subject to market conditions. The manner in which we deploy our capital, including investments in our businesses, our operations (such as information technology and other strategic and capital projects), dividends, acquisitions, share and/or debt repurchases, repayment of debt, reinsurance or other capital uses, impacts our financial strength, claims paying ability and credit ratings issued by nationally-recognized statistical rating organizations. Credit ratings issued by nationally-recognized statistical rating organizations are broadly distributed and generally used throughout our industries. Our ratings reflect each rating organization's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to our insureds. We believe our credit ratings and the financial strength and claims paying ability of our principal insurance and HMO subsidiaries are important factors in marketing our Health Care Benefits products to certain of our customers.

Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Downgrades in our ratings could adversely affect our businesses, operating results, cash flows and financial condition.

Goodwill and other intangible assets could, in the future, become impaired.

As of December 31, 2022 and December 31, 2021, we had $102.9 billion and $108.1 billion, respectively, of goodwill and other intangible assets. Goodwill and indefinite-lived intangible assets are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable. When evaluating goodwill for potential impairment, we compare the fair value of our reporting units to their respective carrying amounts. We estimate the fair value of our reporting units using a combination of a discounted cash flow method and a market multiple method. If the carrying amount of a reporting unit exceeds its estimated fair value, a goodwill impairment loss is recognized in an amount equal to the excess to the extent of the goodwill balance. Indefinite-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinite-lived trademarks using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. Definite-lived intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group's estimated future cash flows (discounted).

Estimated fair values could change if, for example, there are changes in the business climate, industry-wide changes, changes in the competitive environment, adverse legal or regulatory actions or developments, changes in capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows or market capitalization. Because of the significance of our goodwill and intangible assets, any future impairment of these assets could require material noncash charges to our operating results, which also could have a material adverse effect on our financial condition.

Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, and our operating results and/or our financial condition.

The global capital markets, including credit markets, continue to experience volatility and uncertainty. As an insurer, we have a substantial investment portfolio that supports our policy liabilities and surplus and is comprised largely of debt securities of issuers located in the U.S. As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the international financial markets; and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S. credit markets, and governments' monetary policy, particularly U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our operating results and/or our financial condition by:

- significantly reducing the value and/or liquidity of the debt securities we hold in our investment portfolio and creating realized capital losses that reduce our operating results and/or unrealized capital losses that reduce our shareholders' equity;

- lowering interest rates on high-quality short-term or medium-term debt securities and thereby materially reducing our net investment income and operating results as the proceeds from securities in our investment portfolio that mature or are otherwise disposed of continue to be reinvested in lower yielding securities;

- reducing the fair values of our investments if interest rates rise;

- causing non-performance of or defaults on their obligations to us by third parties, including customers, issuers of securities in our investment portfolio, mortgage borrowers and/or reinsurance and/or derivatives counterparties;

- making it more difficult to value certain of our investment securities, for example if trading becomes less frequent, which could lead to significant period-to-period changes in our estimates of the fair values of those securities and cause period-to-period volatility in our net income and shareholders' equity;

- reducing our ability to issue short-term debt securities at attractive interest rates, thereby increasing our interest expense and decreasing our operating results; and

- reducing our ability to issue other securities.

Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit and counterparty exposures, a failure adequately to do so could adversely affect our net income and our financial condition and, in extreme circumstances, our cash flows.

Risks Related to Our Relationships with Manufacturers, Providers, Suppliers and Vendors

We face risks relating to the market availability, pricing, suppliers and safety profiles of prescription drugs and other products that we purchase and sell.

Our Retail/LTC segment and our mail order and specialty pharmacy operations generate revenues in significant part by dispensing prescription drugs. Our PBM business generates revenues primarily by contracting with clients to provide prescription drugs and related health care services to plan members. As a result, we are dependent on our relationships with prescription drug manufacturers and suppliers. We acquire a substantial amount of our mail order and specialty pharmacies' prescription drug supply from a limited number of suppliers. Certain of our agreements with such suppliers are short-term and cancelable by either party without cause. In addition, these agreements may allow the supplier to distribute through channels other than us. Certain of these agreements also allow pricing and other terms to be adjusted periodically for changing market conditions or required service levels. A termination or modification to any of these relationships could adversely affect our prescription drug supply and have a material adverse effect on our businesses, operating results and financial condition. Moreover, many products distributed by our pharmacies are manufactured with ingredients that are susceptible to supply shortages. In some cases, we depend upon a single source of supply. Any such supply shortages or loss of any such single source of supply could adversely affect our operating results and cash flows.

Much of the branded and generic drug product that we sell in our pharmacies, and much of the other merchandise we sell, is manufactured in whole or in substantial part outside of the United States. In most cases, the products or merchandise are imported by others and sold to us. As a result, significant changes in tax or trade policies, tariffs or trade relations between the United States and other countries, such as the imposition of unilateral tariffs on imported products, could result in significant increases in our costs, restrict our access to suppliers, depress economic activity, and have a material adverse effect on our businesses, operating results and cash flows. In addition, other countries may change their business and trade policies and such changes, as well as any negative sentiments towards the United States in response to increased import tariffs and other changes in U.S. trade regulations, could adversely affect our businesses.

Our suppliers are independent entities subject to their own operational and financial risks that are outside our control. If our current suppliers were to stop selling prescription drugs to us or delay delivery, including as a result of supply shortages, supplier production disruptions, supplier quality issues, closing or bankruptcies of our suppliers, or for other reasons, we may be unable to procure alternatives from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Our operating results may be adversely affected if we are unable to contract with providers on competitive terms and develop and maintain attractive networks with high quality providers.

We are seeking to enhance our health care provider networks by entering into joint ventures and other collaborative risk-sharing arrangements with providers. Providers' willingness to enter these arrangements with us depends upon, among other things, our ability to provide them with up to date quality of care data to support these value-based contracts. These arrangements are designed to give providers incentives to engage in population health management and optimize delivery of health care to our members. These arrangements also may allow us to expand into new geographies, target new customer groups, increase membership and reduce medical costs and, if we provide technology or other services to the relevant health system or provider organization, may contribute to our revenue and earnings from alternative sources. If such arrangements do not result in the lower medical costs that we project or if we fail to attract providers to such arrangements, or are less successful at implementing such arrangements than our competitors, our medical costs may not be competitive and may be higher than we project, our attractiveness to customers may be reduced, we may lose or be unable to grow medical membership, and our ability to profitably grow our business and/or our operating results may be adversely affected.

While we believe joint ventures, accountable care organizations ("ACOs") and other non-traditional health care provider organizational structures present opportunities for us, the implementation of our joint ventures and other non-traditional structure strategies may not achieve the intended results, which could adversely affect our operating results and cash flows. Among other things, joint ventures require us to maintain collaborative relationships with our counterparties, continue to gain access to provider rates that make the joint ventures economically sustainable and devote significant management time to the operation and management of the joint ventures. We may not be able to achieve these objectives in one or more of our joint ventures, which could adversely affect our operating results and cash flows.

If our suppliers or service providers fail to meet their contractual obligations to us or to comply with applicable laws or regulations, we may be exposed to brand and reputational harm, litigation and/or regulatory action. This risk is particularly high in our Medicare, Medicaid, dual eligible and dual eligible special needs plan programs.

In addition to our suppliers, we contract with various third parties to perform certain functions and services and provide us with certain information technology systems. Our arrangements with suppliers and these third parties may expose us to public scrutiny, adversely affect our brand and reputation, expose us to litigation or regulatory action, and otherwise make our operations vulnerable if we fail to adequately oversee, monitor and regulate their performance or if they fail to meet their contractual obligations to us or to comply with applicable laws or regulations, including those related to human capital and climate change. For example, certain of our vendors have been responsible for releases of sensitive information of our members and employees, which has caused us to incur additional expenses and given rise to regulatory actions and litigation against us.

These risks are particularly high in our in Medicare Advantage (including dual eligible special needs plans), Medicare Part D, Medicaid, and managed Medicaid plans, where third parties may perform medical management and other member related services for us. Any failure of our or these third parties' prevention, detection or control systems related to regulatory compliance, compliance with our internal policies, data security and/or cybersecurity or any incident involving the theft, misappropriation, loss or other unauthorized disclosure of, or access to, members', customers' or other constituents' sensitive information could require us to expend significant resources to remediate any damage, interrupt our operations and adversely affect our brand and reputation and also expose us to whistleblower, class action and other litigation, other proceedings, prohibitions on marketing or active or passive enrollment of members, corrective actions, fines, sanctions and/or penalties, any of which could adversely affect our businesses, operating results, cash flows and/or financial condition.

We may experience increased medical and other benefit costs, litigation risk and customer and member dissatisfaction when providers that do not have contracts with us render services to our Health Care Benefits members.

Some providers that render services to our Health Care Benefits members do not have contracts with us. In those cases, we do not have a pre-established understanding with these providers as to the amount of compensation that is due to them for services rendered to our members. In some states, the amount of compensation due to these nonparticipating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover the difference between what we have paid them and the amount they charged us from our members, which may result in customer and member dissatisfaction. For example, in October 2018, an arbitrator awarded certain claimant hospitals approximately $150 million in a proceeding relating to Aetna's out-of-network benefit payment and administration practices, and in March 2019 that award was reduced to approximately $86 million. Such disputes may cause us to pay higher medical or other benefit costs than we projected.

Continuing consolidation and integration among providers and other suppliers may increase our medical and other covered benefits costs, make it difficult for us to compete in certain geographies and create new competitors.

Hospitals and other providers and health systems continue to consolidate across the health care industry. While this consolidation could increase efficiency and has the potential to improve the delivery of health care services, it also reduces competition and the number of potential contracting parties in certain geographies. These health systems also are increasingly forming and considering forming health plans to directly offer health insurance in competition with us, a process that has been accelerated by the ACA. In addition, ACOs (including Commercial and Medicaid-only ACOs developed as a result of state Medicaid laws), practice management companies, consolidation among and by integrated health systems and other changes in the organizational structures that physicians, hospitals and other providers adopt continues to change the way these providers interact with us and the competitive landscape in which we operate. These changes may increase our medical and other covered benefits costs, may affect the way we price our products and services and estimate our medical and other covered benefits costs and may require us to change our operations, including by withdrawing from certain geographies where we do not have a significant presence across our businesses or are unable to collaborate or contract with providers on acceptable terms. Each of these changes may adversely affect our businesses and operating results.

Item 1B. Unresolved Staff Comments.

There are no unresolved SEC Staff Comments.

Item 2. Properties.

The Company's principal office is an owned building complex located in Woonsocket, Rhode Island, which totals approximately one million square feet. The Company also leases office space in other locations in the United States.

Health Care Benefits Segment

The Health Care Benefits segment's principal office is an owned building complex located in Hartford, Connecticut, which totals approximately 1.7 million square feet. The Health Care Benefits segment also owns or leases office space in other locations in the United States and several other countries.

Pharmacy Services Segment

The Pharmacy Services segment includes owned or leased mail service dispensing pharmacies, call centers, on-site pharmacy stores, retail specialty pharmacy stores, specialty mail service pharmacies and branches for infusion and enteral services throughout the United States.

Retail/LTC Segment

As of December 31, 2022, the Retail/LTC segment operated the following properties:

- Approximately 7,795 retail stores, of which approximately 5% were owned. Net selling space for retail stores was approximately 77.4 million square feet as of December 31, 2022.
- Approximately 1,880 retail pharmacies within retail chains, as well as approximately 60 clinics in Target Corporation ("Target") stores;
- Owned distribution centers and leased distribution facilities throughout the United States totaling approximately 10.7 million square feet; and
- Owned and leased LTC pharmacies throughout the United States and an owned LTC repackaging facility.

In connection with certain business dispositions completed between 1995 and 1997, the Company continues to guarantee lease obligations for 67 former stores. The Company is indemnified for these guarantee obligations by the respective initial purchasers. These guarantees generally remain in effect for the initial lease term and any extension thereof pursuant to a renewal option provided for in the lease prior to the time of the disposition. For additional information on these guarantees, see "Lease Guarantees" in Note 16 "Commitments and Contingencies" included in Item 8 of this 10-K.

Management believes that the Company's owned and leased facilities are suitable and adequate to meet the Company's anticipated needs. At the end of the existing lease terms, management believes the leases can be renewed or replaced by alternative space. For additional information on the right-of-use assets and lease liabilities associated with the Company's leases, see Note 6 "Leases" included in Item 8 of this 10-K.

Item 3. Legal Proceedings.

The information contained in Note 16 "Commitments and Contingencies" included in Item 8 of this 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Information about our Executive Officers

The following sets forth the name, age and biographical information for each of the Registrant's executive officers as of February 8, 2023. In each case the officer's term of office extends to the date of the meeting of the Board following the next annual meeting of stockholders of CVS Health Corporation. Previous positions and responsibilities held by each of the executive officers over the past five years or more are indicated below:

Sreekanth K. Chaguturu, M.D., age 44, Executive Vice President and Chief Medical Officer of CVS Health Corporation since May 2022; Chief Medical Officer of CVS Caremark from September 2019 through May 2022; Chief Population Health Officer at Mass General Brigham, a non-profit hospital formerly known as Partners HealthCare, from August 2017 through August 2019; Vice President, Population Health Management at Mass General Brigham from June 2014 through August 2017. Dr. Chaguturu is also an Attending Physician at Massachusetts General Hospital and an Instructor in Internal Medicine at Harvard Medical School from July 2007 to the present.

James D. Clark, age 58, Senior Vice President - Controller and Chief Accounting Officer of CVS Health Corporation since November 2018; Vice President - Finance and Accounting of CVS Pharmacy, Inc. from September 2009 through October 2018.

Daniel P. Finke, age 52, Executive Vice President of CVS Health Corporation and President of Health Care Benefits since February 2021; Executive Vice President, Commercial Business and Markets of Aetna Inc. from February 2020 through January 2021; Executive Vice President, Consumer Health and Service of Aetna Inc. from June 2018 through January 2020; Senior Vice President, Network and Clinical Services of Aetna Inc. from January 2016 through May 2018.

Shawn M. Guertin, age 59, Executive Vice President and Chief Financial Officer of CVS Health Corporation since May 2021; Executive Vice President, Chief Financial Officer and Chief Enterprise Risk Officer of Aetna Inc. from February 2013 through May 2019; Senior Vice President, Finance of Aetna Inc. from April 2011 through January 2013.

Laurie P. Havanec, age 62, Executive Vice President and Chief People Officer of CVS Health Corporation since February 2021; Executive Vice President and Chief People Officer, Otis Worldwide Corporation, an elevator, escalator and moving walkway manufacturer, from October 2019 through January 2021; Corporate Vice President, Talent of United Technologies Corporation, a multinational manufacturing conglomerate, from April 2017 through October 2019; Vice President - Human Resources, Institution Businesses of Aetna Inc. from 2013 through March 2017. Ms. Havanec is also a member of the board of directors of American Water Works Company, Inc., a publicly traded water and wastewater utility company.

J. David Joyner, age 58, Executive Vice President of CVS Health Corporation and President of Pharmacy Services since January 2023; Strategic Business Advisor to gWell, Inc., a wellness technology company, since July 2021; Advisor to Podimetrics Inc., a health care company focused on the identification and treatment of diabetic foot ulcers since September 2020; Advisory Council to the Rawls College of Business of Texas Tech University since July 2020; Executive Vice President – Sales and Account Services, CVS Caremark for CVS Health Corporation from March 2011 through December 2019.

Karen S. Lynch, age 60, President and Chief Executive Officer of CVS Health Corporation since February 2021; Executive Vice President of CVS Health Corporation from November 2018 through January 2021; President of Aetna Inc. from January 2015 through January 2021; and a director of CVS Health Corporation since February 2021.

Tilak Mandadi, age 59, Executive Vice President and Chief Data, Digital and Technology Officer of CVS Health Corporation since July 2022; Chief Strategy Officer, MGM Resorts International from July 2021 through July 2022; Executive Vice President, Digital & Global Chief Technology Officer, Disney Parks, Experiences and Products from March 2013 through July 2021.

Thomas M. Moriarty, age 59, Executive Vice President and General Counsel of CVS Health Corporation since October 2012; Chief Policy and External Affairs Officer since March 2017; Chief Strategy Officer from March 2014 through February 2017.

Michelle A. Peluso, age 50, Executive Vice President and Chief Customer Officer of CVS Health Corporation since January 2021 and Co-President of Retail since January 2022; Senior Vice President, Digital Sales and Chief Marketing Officer, IBM, a multinational technology corporation, from February 2016 through January 2021; Chief Executive Officer, Gilt Groupe, Inc., an online shopping destination, from 2013 through February 2016. Ms. Peluso is also a member of the board of directors of Nike, Inc., an athletic footwear and clothing manufacturer.

Prem Shah, age 43, Executive Vice President and Chief Pharmacy Officer of CVS Health Corporation since November 2021 and Co-President of Retail since January 2022; Executive Vice President, Specialty and Product Innovation, CVS Caremark from August 2018 through November 2021; Vice President - Specialty Pharmacy, CVS Caremark from February 2013 through July 2018.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

CVS Health Corporation's common stock is listed on the New York Stock Exchange under the symbol "CVS."

Dividends

During 2022, 2021 and 2020, the quarterly cash dividend was $0.55, $0.50 and $0.50 per share, respectively. In December 2022, the Board authorized a 10% increase in the quarterly cash dividend to $0.605 per share effective in 2023. CVS Health Corporation has paid cash dividends every quarter since becoming a public company. Future dividends will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board.

See Note 12 "Shareholders' Equity" included in Item 8 of this 10-K for information regarding CVS Health Corporation's dividends.

Holders of Common Stock

As of February 1, 2023, there were 24,142 registered holders of the registrant's common stock according to the records maintained by the registrant's transfer agent.

Issuer Purchases of Equity Securities

The following share repurchase programs have been authorized by the Board:

In billions Authorization Date	Authorized	Remaining as of December 31, 2022
November 17, 2022 ("2022 Repurchase Program")	$ 10.0	$ 10.0
December 9, 2021 ("2021 Repurchase Program")	10.0	6.5

Each of the share Repurchase Programs was effective immediately and permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase ("ASR") transactions, and/or other derivative transactions. Both the 2022 and 2021 Repurchase Programs can be modified or terminated by the Board at any time.

During the year ended December 31, 2022, the Company repurchased an aggregate of 34.1 million shares of common stock for approximately $3.5 billion pursuant to the 2021 Repurchase Program, including share repurchases under the $1.5 billion fixed dollar ASR transaction described below. During the years ended December 31, 2021 and 2020, the Company did not repurchase any shares of common stock.

Pursuant to the authorization under the 2021 Repurchase Program, the Company entered into a $2.0 billion fixed dollar ASR with Citibank, N.A. ("Citibank"). Upon payment of the $2.0 billion purchase price on January 4, 2023, the Company received a number of shares of CVS Health Corporation's common stock equal to 80% of the $2.0 billion notional amount of the ASR or approximately 17.4 million shares at a price of $92.19 per share, which were placed into treasury stock in January 2023. At the conclusion of the ASR, the Company may receive additional shares representing the remaining 20% of the $2.0 billion notional amount. The ultimate number of shares the Company may receive will depend on the daily volume-weighted average price of the Company's stock over an averaging period, less a discount. It is also possible, depending on such weighted average price, that the Company will have an obligation to Citibank which, at the Company's option, could be settled in additional cash or by issuing shares. Under the terms of the ASR, the maximum number of shares that could be delivered to the Company is 43.4 million.

Pursuant to the authorization under the 2021 Repurchase Program, the Company entered into a $1.5 billion fixed dollar ASR with Barclays Bank PLC. Upon payment of the $1.5 billion purchase price on January 4, 2022, the Company received a number of shares of CVS Health Corporation's common stock equal to 80% of the $1.5 billion notional amount of the ASR or approximately 11.6 million shares at a price of $103.34 per share, which were placed into treasury stock in January 2022. The

ASR was accounted for as an initial treasury stock transaction for $1.2 billion and a forward contract for $0.3 billion. The forward contract was classified as an equity instrument and was recorded within capital surplus. In February 2022, the Company received approximately 2.7 million shares of CVS Health Corporation's common stock, representing the remaining 20% of the $1.5 billion notional amount of the ASR, thereby concluding the ASR. These shares were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in February 2022.

At the time they were received, the initial and final receipt of shares resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

See Note 12 "Shareholders' Equity" included in Item 8 of this 10-K for additional information regarding the Company's share repurchases.

Stock Performance Graph

The following graph compares the cumulative total shareholder return on CVS Health Corporation's common stock (assuming reinvestment of dividends) with the cumulative total return on the S&P 500 Index, the S&P 500 Food and Staples Retailing Industry Group Index and the S&P 500 Healthcare Sector Group Index from December 31, 2017 through December 31, 2022. The graph assumes a $100 investment in shares of CVS Health Corporation's common stock on December 31, 2017.



	December 31,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
CVS Health Corporation	$ 100	$ 93	$ 109	$ 103	$ 160	$ 148
S&P 500 (1)	100	96	126	149	191	157
S&P 500 Food & Staples Retailing Group Index (2)	100	101	129	150	187	168
S&P 500 Health Care Group Index (1) (3)	100	106	129	146	184	180

(1) Includes CVS Health Corporation.
(2) Includes five companies (COST, KR, SYY, WBA, WMT).
(3) Includes 63 companies.

The year-ended values of each investment shown in the preceding graph are based on share price appreciation plus dividends, with the dividends reinvested as of the last business day of the month during which such dividends were ex-dividend. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown beneath the graph.

Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. ("MD&A")

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K (this "10-K"), "Risk Factors" included in Item 1A of this 10-K and the "Cautionary Statement Concerning Forward-Looking Statements" in this 10-K.

Overview of Business

CVS Health Corporation, together with its subsidiaries (collectively, "CVS Health," the "Company," "we," "our" or "us"), is a leading diversified health solutions company reshaping health care to help make healthier happen for more Americans. In an increasingly connected and digital world, CVS Health is meeting people wherever they are and changing health care to meet their needs. The Company has more than 9,000 retail locations, more than 1,100 walk-in medical clinics, a leading pharmacy benefits manager with over 110 million plan members with expanding specialty pharmacy solutions and a dedicated senior pharmacy care business serving more than one million patients per year. The Company also serves an estimated 35 million people through traditional, voluntary and consumer-directed health insurance products and related services, including expanding Medicare Advantage offerings and a leading standalone Medicare Part D prescription drug plan ("PDP"). The Company believes its integrated health care model increases access to quality care, delivers better health outcomes and lowers overall health care costs.

The Company has four reportable segments: Health Care Benefits, Pharmacy Services, Retail/LTC and Corporate/Other, which are described below.

Overview of the Health Care Benefits Segment

The Health Care Benefits segment operates as one of the nation's leading diversified health care benefits providers. The Health Care Benefits segment has the information and resources to help members, in consultation with their health care professionals, make more informed decisions about their health care. The Health Care Benefits segment offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental and behavioral health plans, medical management capabilities, Medicare Advantage and Medicare Supplement plans, PDPs, Medicaid health care management services, and health information technology products and services. The Health Care Benefits segment also provided workers' compensation administrative services through its Coventry Health Care Workers' Compensation business ("Workers' Compensation business") prior to the sale of this business on July 31, 2020. The Health Care Benefits segment's customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers ("providers"), governmental units, government-sponsored plans, labor groups and expatriates. The Company refers to insurance products (where it assumes all or a majority of the risk for medical and dental care costs) as "Insured" and administrative services contract products (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs) as "ASC." In addition, effective January 2022, the Company entered the individual public health insurance exchanges ("Public Exchanges") in eight states through which it sells Insured plans directly to individual consumers. The Company entered Public Exchanges in four additional states effective January 2023.

Overview of the Pharmacy Services Segment

The Pharmacy Services segment provides a full range of pharmacy benefit management ("PBM") solutions, including plan design offerings and administration, formulary management, retail pharmacy network management services and mail order pharmacy. In addition, through the Pharmacy Services segment, the Company provides specialty pharmacy and infusion services, clinical services, disease management services, medical spend management and pharmacy and/or other administrative services for providers and federal 340B drug pricing program covered entities ("Covered Entities").The Company operates a group purchasing organization that negotiates pricing for the purchase of pharmaceuticals and rebates with pharmaceutical manufacturers on behalf of its participants. The Company also provides various administrative, management and reporting services to pharmaceutical manufacturers. The Pharmacy Services segment's clients are primarily employers, insurance companies, unions, government employee groups, health plans, PDPs, Medicaid managed care plans, plans offered on Public Exchanges and private health insurance exchanges, other sponsors of health benefit plans throughout the United States and Covered Entities. The Pharmacy Services segment operates retail specialty pharmacy stores, specialty mail order pharmacies, mail order dispensing pharmacies, compounding pharmacies and branches for infusion and enteral nutrition services.

Overview of the Retail/LTC Segment

The Retail/LTC segment sells prescription drugs and a wide assortment of health and wellness products and general merchandise, provides health care services through its MinuteClinic® walk-in medical clinics, provides medical diagnostic testing, administers vaccinations for illnesses such as influenza, coronavirus disease 2019 ("COVID-19") and shingles and conducts long-term care pharmacy ("LTC") operations, which distribute prescription drugs and provide related pharmacy consulting and other ancillary services to long-term care facilities and other care settings. As of December 31, 2022, the Retail/LTC segment operated more than 9,000 retail locations, more than 1,100 MinuteClinic locations as well as online retail pharmacy websites, LTC pharmacies and on-site pharmacies. For the year ended December 31, 2022, the Company dispensed 26.8% of the total retail pharmacy prescriptions in the United States.

Overview of the Corporate/Other Segment

The Company presents the remainder of its financial results in the Corporate/Other segment, which primarily consists of:

• Management and administrative expenses to support the Company's overall operations, which include certain aspects of executive management and the corporate relations, legal, compliance, human resources, information technology and finance departments, expenses associated with the Company's investments in its transformation and enterprise modernization programs and acquisition-related integration costs; and

• Products for which the Company no longer solicits or accepts new customers such as its large case pensions and long-term care insurance products.

COVID-19

The COVID-19 pandemic and its emerging new variants continue to impact the economies of the U.S. and other countries around the world. Our strong local presence and scale in communities across the country has enabled us to continue to play an indispensable role in the national response to COVID-19, as well as provide seamless support for our customers wherever they need us: in our CVS locations, in their homes, and virtually. The COVID-19 pandemic had a significant impact on the Company's operating results for the years ended December 31, 2022, 2021 and 2020, primarily in the Company's Health Care Benefits and Retail/LTC segments.

Health Care Benefits Segment

Beginning in mid-March 2020, the health care system experienced a significant reduction in utilization of medical services ("utilization") that is discretionary and the cancellation of elective medical procedures. Utilization remained below historical levels through April 2020, began to recover in May and June 2020 and reached more normal levels in the third and fourth quarters of 2020, with select geographies impacted by COVID-19 waves. In response to COVID-19, the Company provided expanded benefit coverage to its members, including cost-sharing waivers for COVID-19 related treatments, as well as assistance to members through premium credits, telehealth cost-sharing waivers and other investments. During 2020, COVID-19 also resulted in a shift in the Company's medical membership. The Company experienced declines in Commercial membership due to reductions in workforce at our existing customers, substantially offset by increases in Medicaid membership primarily as a result of the suspension of eligibility redeterminations and increased unemployment.

During the year ended December 31, 2021, overall medical costs in the first quarter were generally consistent with historical baseline levels in the aggregate, however the segment experienced increased COVID-19 testing and treatment costs and lower Medicare risk-adjusted revenue. During the second quarter, COVID-19 testing and treatment costs persisted, however at levels significantly lower than those observed during the first quarter. Beginning in the third quarter of 2021, medical costs once again increased primarily driven by the spread of emerging new variants of COVID-19, which resulted in increased testing and treatment costs throughout the remainder of the year.

During the year ended December 31, 2022, the impact of COVID-19 within the Health Care Benefits segment has generally stabilized as a result of the Company's ability to capture COVID-19 related medical costs in pricing.

Retail/LTC Segment

During March 2020, the Company experienced increased prescription volume due to the greater use of 90-day prescriptions and early refills of maintenance medications, as well as increased front store volume as consumers prepared for the COVID-19 pandemic. Beginning in the second quarter and continuing throughout the remainder of the year, the Company experienced reduced customer traffic in its retail pharmacies and MinuteClinic locations due to shelter-in-place orders as well as reduced new therapy prescriptions and decreased long-term care prescription volume as a result of the COVID-19 pandemic. In addition, the Company incurred incremental operating expenses associated with the Company's COVID-19 pandemic response efforts and waived fees associated with prescription home delivery and associated front store products. During 2020, the Company also played a key role in supporting the local communities in which it operates through the administration of diagnostic testing at its CVS pharmacy locations, as well as in long-term care facilities, at community-based testing sites in underserved areas and through its Return Ready℠ solution. The Company also began administering COVID-19 vaccinations in long-term care facilities during December 2020.

During the first quarter of 2021, the Company experienced reduced customer traffic in its retail pharmacies, which reflected the impact of a weaker cough, cold and flu season, while it administered the highest quarterly volume of COVID-19 diagnostic tests. The Company began administering COVID-19 vaccines in its retail pharmacies during February 2021. During the second quarter, the segment generated earnings from COVID-19 vaccines and saw improved customer traffic as vaccinated customers began more actively shopping in CVS locations. During the third and fourth quarters, emerging new variants drove the continued administration of COVID-19 vaccinations (including boosters) and diagnostic testing, while the segment also generated earnings from the sale of over-the-counter ("OTC") test kits in the front store. During the year ended December 31, 2021, the Company administered more than 32 million COVID-19 tests and more than 59 million COVID-19 vaccines and sold more than 22 million OTC test kits.

During the year ended December 31, 2022, the customary quarterly operating income progression in the Retail/LTC segment continued to be impacted by COVID-19. During the first quarter, the Company saw high volumes of administration of COVID-19 vaccinations, as well as demand for OTC test kits in the front store, particularly in the beginning of the year when the

Omicron variant incidence was high. In addition, the Company administered the highest quarterly volume of COVID-19 diagnostic tests of 2022 during the first quarter, however a decline compared to the prior year. During the second and third quarters, the Company continued to generate earnings from the sale of OTC test kits, as customers performed more in-home testing versus diagnostic testing, in addition to earnings from the continued administration of COVID-19 diagnostic testing and vaccinations, albeit at lower levels than those experienced in the first quarter. During the fourth quarter, the Company saw an increase in COVID-19 vaccine administration from the prior quarter related to the bivalent COVID-19 booster. During the year ended December 31, 2022, the Company administered more than 15 million COVID-19 tests and nearly 28 million COVID-19 vaccines and sold more than 63 million OTC test kits.

The COVID-19 pandemic continues to evolve. The Company believes COVID-19's impact on its businesses, operating results, cash flows and/or financial condition primarily will be driven by the geographies impacted and the severity and duration of the pandemic; the pandemic's impact on the U.S. and global economies and consumer behavior and health care utilization patterns; and the timing, scope and impact of legislation as well as other federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company's knowledge and control. As a result, the impact COVID-19 will have on the Company's businesses, operating results, cash flows and/or financial condition is uncertain, but the impact could be adverse and material. COVID-19 also may result in legal and regulatory proceedings, investigations and claims against the Company.

Results of Operations

The following information summarizes the Company's results of operations for 2022 compared to 2021. For discussion of the Company's results of operations for 2021 compared to 2020, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC") on February 9, 2022.

Summary of Consolidated Financial Results

| In millions | Year Ended December 31, | | | Change | | | |
| | | | | 2022 vs. 2021 | | 2021 vs. 2020 | |
	2022	2021	2020	$	%	$	%
Revenues:							
Products	$226,616	$203,738	$190,688	$ 22,878	11.2 %	$13,050	6.8 %
Premiums	85,330	76,132	69,364	9,198	12.1 %	6,768	9.8 %
Services	9,683	11,042	7,856	(1,359)	(12.3)%	3,186	40.6 %
Net investment income	838	1,199	798	(361)	(30.1)%	401	50.3 %
Total revenues	322,467	292,111	268,706	30,356	10.4 %	23,405	8.7 %
Operating costs:							
Cost of products sold	196,892	175,803	163,981	21,089	12.0 %	11,822	7.2 %
Benefit costs	71,281	64,260	55,679	7,021	10.9 %	8,581	15.4 %
Opioid litigation charges	5,803	—	—	5,803	100.0 %	—	— %
Loss on assets held for sale	2,533	—	—	2,533	100.0 %	—	— %
Store impairments	—	1,358	—	(1,358)	(100.0)%	1,358	100.0 %
Goodwill impairment	—	431	—	(431)	(100.0)%	431	100.0 %
Operating expenses	38,212	37,066	35,135	1,146	3.1 %	1,931	5.5 %
Total operating costs	314,721	278,918	254,795	35,803	12.8 %	24,123	9.5 %
Operating income	7,746	13,193	13,911	(5,447)	(41.3)%	(718)	(5.2)%
Interest expense	2,287	2,503	2,907	(216)	(8.6)%	(404)	(13.9)%
Loss on early extinguishment of debt	—	452	1,440	(452)	(100.0)%	(988)	(68.6)%
Other income	(169)	(182)	(206)	13	7.1 %	24	11.7 %
Income before income tax provision	5,628	10,420	9,770	(4,792)	(46.0)%	650	6.7 %
Income tax provision	1,463	2,522	2,569	(1,059)	(42.0)%	(47)	(1.8)%
Income from continuing operations	4,165	7,898	7,201	(3,733)	(47.3)%	697	9.7 %
Loss from discontinued operations, net of	—	—	(9)	—	— %	9	100.0 %
Net income	4,165	7,898	7,192	(3,733)	(47.3)%	706	9.8 %
Net (income) loss attributable to noncontrolling interests	(16)	12	(13)	(28)	(233.3)%	25	192.3 %
Net income attributable to CVS Health	$ 4,149	$ 7,910	$ 7,179	$ (3,761)	(47.5)%	$ 731	10.2 %

Commentary - 2022 compared to 2021

Revenues
- Total revenues increased $30.4 billion, or 10.4%, in 2022 compared to 2021. The increase in total revenues was primarily driven by growth across all segments.
- Please see "Segment Analysis" later in this MD&A for additional information about the revenues of the Company's segments.

Operating expenses
- Operating expenses increased $1.1 billion, or 3.1%, in 2022 compared to 2021. The increase in operating expenses was primarily due to increased operating expenses to support growth in the business, incremental investments in business operations and decreased gains from legal settlements in 2022 compared to 2021. These increases were partially offset by a decrease in amortization of intangible assets compared to the prior year, as well as pre-tax gains of $250 million on the sale

of the Company's wholly-owned subsidiary bswift LLC ("bswift") and $225 million on the sale of PayFlex Holdings, Inc. ("PayFlex"), both of which were sold during 2022.

- Operating expenses as a percentage of total revenues decreased to 11.8% in 2022 compared to 12.7% in 2021. The decrease in operating expenses as a percentage of total revenues was primarily due to the increases in total revenues described above.

- Please see "Segment Analysis" later in this MD&A for additional information about the operating expenses of the Company's segments.

Operating income

- Operating income decreased $5.4 billion, or 41.3%, in 2022 compared to 2021. The decrease in operating income was primarily driven by the $5.8 billion of opioid litigation charges and declines in the Retail/LTC segment, which included a $2.5 billion loss on assets held for sale related to the write-down of the Company's Omnicare® long-term care business ("LTC business") during 2022, partially offset by the absence of a store impairment charge of approximately $1.4 billion and a $431 million goodwill impairment charge on the remaining goodwill of the LTC reporting unit, both of which were recorded in the prior year. These decreases were partially offset by increases in the Health Care Benefits segment, which included the pre-tax gains of $250 million on the sale of bswift and $225 million on the sale of PayFlex and a decrease in amortization of intangible assets, as well as improved purchasing economics and growth in specialty pharmacy in the Pharmacy Services segment.

- Please see "Segment Analysis" later in this MD&A for additional information about the operating results of the Company's segments.

Interest expense

- Interest expense decreased $216 million, or 8.6%, in 2022 compared to 2021, due to lower debt in the year ended December 31, 2022. See "Liquidity and Capital Resources" later in this report for additional information.

Loss on early extinguishment of debt

- During 2021, the loss on early extinguishment of debt relates to the Company's repayment of approximately $2.3 billion of its outstanding senior notes in December 2021 pursuant to its early redemption make-whole provision for such senior notes, which resulted in a loss on early extinguishment of debt of $89 million, and the repayment of approximately $2.0 billion of its outstanding senior notes pursuant to its tender offer for such notes in August 2021, which resulted in a loss on early extinguishment of debt of $363 million. See Note 8 "Borrowings and Credit Agreements" included in Item 8 of this 10-K for additional information.

Income tax provision

- The Company's effective income tax rate increased to 26.0% in 2022 compared to 24.2% in the prior year. The increase was primarily due to certain nondeductible legal charges and basis differences on the sale of certain subsidiaries in 2022. These increases were partially offset by the impact of certain discrete tax items concluded in the first quarter of 2022.

Outlook for 2023

With respect to 2023, the Company believes you should consider the following important information:

- The Health Care Benefits segment is expected to continue to benefit from Medicare and Commercial membership growth, partially offset by declines in Medicaid due to the impact of redeterminations in 2023.
- The Pharmacy Services segment is expected to continue to benefit from the Company's ability to drive further improvements in purchasing economics and strong pharmacy network volume. These increases are expected to be partially offset by continued client price improvements and regulation of pharmacy pricing.
- The Retail/LTC segment is expected to continue to benefit from increased prescription volume and improved generic drug purchasing, partially offset by continued pharmacy reimbursement pressure and lower contributions from COVID-19 vaccinations, diagnostic testing and OTC test kits as COVID-19 transitions to the endemic stage.
- The Company is expected to benefit from enterprise-wide cost savings initiatives, which aim to reduce the Company's operating cost structure in a way that improves the consumer experience and is sustainable. Key drivers include:
  - Investments in digital, technology and analytics capabilities that will streamline processes and improve outcomes,
  - Implementing workforce and workplace strategies, and
  - Deploying vendor and procurement strategies.
- The Company expects changes to its business environment to continue as elected and other government officials at the national and state levels continue to propose and enact significant modifications to public policy and existing laws and regulations that govern or impact the Company's businesses.
- The COVID-19 pandemic continues to impact the economies of the U.S. and other countries around the world. The Company believes COVID-19's impact on its businesses, operating results, cash flows and/or financial condition primarily will be driven by the geographies impacted and the severity and duration of the pandemic, as well as the pandemic's impact on the U.S. and global economies, global supply chain, consumer behavior, and health care utilization patterns. In addition, as described in the "Government Regulation" section of this Form 10-K, federal, state and local governmental policies and initiatives designed to reduce the transmission of COVID-19 and emerging new variants may not effectively combat the severity and/or duration of the COVID-19 pandemic, and have resulted in a myriad of impacts on the Company's businesses. Those primary drivers are beyond the Company's knowledge and control. As a result, the impact COVID-19 will have on the Company's businesses, operating results, cash flows and/or financial condition is uncertain, but the impact could be adverse and material.

The Company's current expectations described above are forward-looking statements. Please see "Risk Factors" included in Item 1A of this 10-K and the "Cautionary Statement Concerning Forward-Looking Statements" in this 10-K for information regarding important factors that may cause the Company's actual results to differ from those currently projected and/or otherwise materially affect the Company.

Segment Analysis

The following discussion of segment operating results is presented based on the Company's reportable segments in accordance with the accounting guidance for segment reporting and is consistent with the segment disclosure in Note 17 "Segment Reporting" included in Item 8 of this 10-K.

The Company has three operating segments, Health Care Benefits, Pharmacy Services and Retail/LTC, as well as a Corporate/Other segment. The Company's segments maintain separate financial information, and the Company's chief operating decision maker (the "CODM") evaluates the segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The CODM evaluates the performance of the Company's segments based on adjusted operating income, which is defined as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance. See the reconciliations of operating income (GAAP measure) to adjusted operating income below for further context regarding the items excluded from operating income in determining adjusted operating income. The Company uses adjusted operating income as its principal measure of segment performance as it enhances the Company's ability to compare past financial performance with current performance and analyze underlying business performance and trends. Non-GAAP financial measures the Company discloses, such as consolidated adjusted operating income, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The following is a reconciliation of financial measures of the Company's segments to the consolidated totals:

In millions	Health Care Benefits	Pharmacy Services [1]	Retail/ LTC	Corporate/ Other	Intersegment Eliminations [2]	Consolidated Totals
2022						
Total revenues	$ 91,409	$ 169,236	$ 106,594	$ 530	$ (45,302)	$ 322,467
Adjusted operating income (loss)	5,984	7,356	6,705	(1,785)	(728)	17,532
2021						
Total revenues	82,186	153,022	100,105	721	(43,923)	292,111
Adjusted operating income (loss)	5,012	6,859	7,623	(1,471)	(711)	17,312
2020						
Total revenues	75,467	141,938	91,198	426	(40,323)	268,706
Adjusted operating income (loss)	6,188	5,688	6,146	(1,306)	(708)	16,008

(1) Total revenues of the Pharmacy Services segment include approximately $12.6 billion, $11.6 billion and $10.9 billion of retail co-payments for 2022, 2021 and 2020, respectively. See Note 1 "Significant Accounting Policies" included in Item 8 of this 10-K for additional information about retail co-payments.

(2) Intersegment revenue eliminations relate to intersegment revenue generating activities that occur between the Health Care Benefits segment, the Pharmacy Services segment, and/or the Retail/LTC segment. Intersegment adjusted operating income eliminations occur when members of Pharmacy Services segment clients enrolled in Maintenance Choice® elect to pick up maintenance prescriptions at one of the Company's retail pharmacies instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail/LTC segments record the adjusted operating income on a stand-alone basis.

The following are reconciliations of consolidated operating income (GAAP measure) to consolidated adjusted operating income, as well as reconciliations of segment GAAP operating income to segment adjusted operating income:

In millions	Year Ended December 31, 2022					
	Health Care Benefits	Pharmacy Services	Retail/ LTC	Corporate/ Other	Intersegment Eliminations	Consolidated Totals
Operating income (loss) (GAAP	$ 5,118	$ 7,187	$ 3,778	$ (7,609)	$ (728)	$ 7,746
Amortization of intangible assets [1]	1,203	167	435	3	—	1,808
Office real estate optimization charges [2]	97	2	—	18	—	117
Gain on divestiture of subsidiaries [3]	(475)	—	—	—	—	(475)
Opioid litigation charges [4]	—	—	—	5,803	—	5,803
Loss on assets held for sale [5]	41	—	2,492	—	—	2,533
Adjusted operating income (loss)	$ 5,984	$ 7,356	$ 6,705	$ (1,785)	$ (728)	$ 17,532

In millions	Year Ended December 31, 2021					
	Health Care Benefits	Pharmacy Services	Retail/ LTC	Corporate/ Other	Intersegment Eliminations	Consolidated Totals
Operating income (loss) (GAAP	$ 3,521	$ 6,667	$ 5,322	$ (1,606)	$ (711)	$ 13,193
Amortization of intangible assets [1]	1,552	192	512	3	—	2,259
Acquisition-related integration costs [6]	—	—	—	132	—	132
Store impairments [7]	—	—	1,358	—	—	1,358
Goodwill impairment [8]	—	—	431	—	—	431
Acquisition purchase price adjustment outside of measurement period [9]	(61)	—	—	—	—	(61)
Adjusted operating income (loss)	$ 5,012	$ 6,859	$ 7,623	$ (1,471)	$ (711)	$ 17,312

In millions	Year Ended December 31, 2020					
	Health Care Benefits	Pharmacy Services	Retail/ LTC	Corporate/ Other	Intersegment Eliminations	Consolidated Totals
Operating income (loss) (GAAP measure)	$ 5,166	$ 5,454	$ 5,640	$ (1,641)	$ (708)	$ 13,911
Amortization of intangible assets [1]	1,598	234	506	3	—	2,341
Acquisition-related integration costs [6]	—	—	—	332	—	332
Gain on divestiture of subsidiary [3]	(269)	—	—	—	—	(269)
Receipt of fully reserved ACA risk corridor receivable [10]	(307)	—	—	—	—	(307)
Adjusted operating income (loss)	$ 6,188	$ 5,688	$ 6,146	$ (1,306)	$ (708)	$ 16,008

---

(1) The Company's acquisition activities have resulted in the recognition of intangible assets as required under the acquisition method of accounting which consist primarily of trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in the Company's GAAP consolidated statements of operations in operating expenses within each segment. Although intangible assets contribute to the Company's revenue generation, the amortization of intangible assets does not directly relate to the underwriting of the Company's insurance products, the services performed for the Company's customers or the sale of the Company's products or services. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company's acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within the Company's GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

(2) In 2022, the office real estate optimization charges primarily relate to the abandonment of leased real estate and the related right-of-use assets and property and equipment in connection with the planned reduction of corporate office real estate space in response to the Company's new flexible work arrangement. The office real estate optimization charges are reflected in the Company's GAAP consolidated statement of operations in operating expenses within the Health Care Benefits, Corporate/Other and Pharmacy Services segments.

(3) In 2022, the gain on divestiture of subsidiaries represents the pre-tax gain on the sale of bswift, which the Company sold in November 2022, and the pre-tax gain on the sale of PayFlex, which the Company sold in June 2022. In 2020, the gain on divestiture of subsidiary represents the pre-tax gain on the sale of the Workers' Compensation business, which the Company sold in July 2020. The gains on divestitures are reflected as a reduction of operating expenses in the Company's GAAP consolidated statements of operations within the Health Care Benefits segment.

(4)   In 2022, the opioid litigation charges relate to agreements to resolve substantially all opioid claims against the Company by certain states and governmental entities. The opioid litigation charges are reflected within the Corporate/Other segment.

(5)   In 2022, the loss on assets held for sale relates to the LTC reporting unit within the Retail/LTC segment. The Company continually evaluates its portfolio for non-strategic assets. The Company determined that its LTC business was no longer a strategic asset and during the third quarter of 2022 committed to a plan to sell the LTC business. As of September 30, 2022, the LTC business met the criteria for held-for-sale accounting and the net assets were accounted for as assets held for sale. The carrying value of the LTC business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the third quarter of 2022. As of December 31, 2022, the net assets of the LTC business continued to meet the criteria for held-for-sale accounting and during the fourth quarter of 2022, an incremental loss on assets held for sale was recorded to write down the carrying value of the LTC business to its estimated fair value less costs to sell. During 2022, the loss on assets held for sale also relates to the Commercial Business reporting unit within the Health Care Benefits segment. In March 2022, the Company reached an agreement to sell its international health care business domiciled in Thailand ("Thailand business"), which was included in the Commercial Business reporting unit. At that time, a portion of the Commercial Business goodwill was specifically allocated to the Thailand business. The net assets of the Thailand business were accounted for as assets held for sale at March 31, 2022. The carrying value of the Thailand business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the first quarter of 2022. The sale of the Thailand business closed in the second quarter of 2022, and the ultimate loss on the sale was not material.

(6)   In 2021 and 2020, acquisition-related integration costs relate to the Company's acquisition (the "Aetna Acquisition") of Aetna Inc. ("Aetna"). The acquisition-related integration costs are reflected in the Company's GAAP consolidated statements of operations in operating expenses within the Corporate/Other segment.

(7)   In 2021, the store impairment charge relates to the write down of operating lease right-of-use assets and property and equipment in connection with the planned closure of approximately 900 retail stores between 2022 and 2024. The store impairment charge is reflected within the Retail/LTC segment.

(8)   In 2021, the goodwill impairment charge relates to an impairment of the remaining goodwill of the LTC reporting unit within the Retail/LTC segment.

(9)   In 2021, the Company received $61 million related to a purchase price working capital adjustment for an acquisition completed during the first quarter of 2020. The resolution of this matter occurred subsequent to the acquisition accounting measurement period and is reflected in the Company's GAAP consolidated statement of operations as a reduction of operating expenses within the Health Care Benefits segment.

(10)   In 2020, the Company received $313 million owed to it under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, the "ACA")'s risk corridor program that was previously fully reserved for as payment was uncertain. After considering offsetting items such as the ACA's minimum medical loss ratio ("MLR") rebate requirements and premium taxes, the Company recognized pre-tax income of $307 million in the Company's GAAP consolidated statement of operations within the Health Care Benefits segment.

Health Care Benefits Segment

The following table summarizes the Health Care Benefits segment's performance for the respective periods:

						Change		
	Year Ended December 31,			2022 vs. 2021		2021 vs. 2020		
In millions, except percentages and basis points ("bps")	**2022**	**2021**	**2020**	**$**	**%**	**$**	**%**	
Revenues:								
Premiums	$ 85,274	$ 76,064	$ 69,301	$ 9,210	12.1 %	$ 6,763	9.8 %	
Services	5,659	5,536	5,683	123	2.2 %	(147)	(2.6)%	
Net investment income	476	586	483	(110)	(18.8)%	103	21.3 %	
Total revenues	91,409	82,186	75,467	9,223	11.2 %	6,719	8.9 %	
Benefit costs	71,611	64,662	56,083	6,949	10.7 %	8,579	15.3 %	
MBR (Benefit costs as a % of premium revenues)	84.0 %	85.0 %	80.9%	(100) bps		410 bps		
Loss on assets held for sale	$ 41	$ —	$ —	$ 41	100.0 %	$ —	— %	
Operating expenses	14,639	14,003	14,218	636	4.5 %	(215)	(1.5)%	
Operating expenses as a % of total revenues	16.0 %	17.0 %	18.8 %					
Operating income	$ 5,118	$ 3,521	$ 5,166	$ 1,597	45.4 %	$ (1,645)	(31.8)%	
Operating income as a % of total revenues	5.6 %	4.3 %	6.8 %					
Adjusted operating income [1]	$ 5,984	$ 5,012	$ 6,188	$ 972	19.4 %	$ (1,176)	(19.0)%	
Adjusted operating income as a % of total revenues	6.5 %	6.1 %	8.2 %					
Premium revenues (by business):								
Government	$ 63,141	$ 55,739	$ 48,928	$ 7,402	13.3 %	$ 6,811	13.9 %	
Commercial	22,133	20,325	20,373	1,808	8.9 %	(48)	(0.2)%	

(1) See "Segment Analysis" above in this MD&A for a reconciliation of operating income (GAAP measure) to adjusted operating income for the Health Care Benefits segment, which represents the Company's principal measure of segment performance.

Commentary - 2022 compared to 2021

Revenues
- Total revenues increased $9.2 billion, or 11.2%, to $91.4 billion in 2022 compared to 2021 driven by growth across all product lines.

Medical Benefit Ratio
- Medical benefit ratio is calculated as benefit costs divided by premium revenues and represents the percentage of premium revenues spent on medical benefits for the Company's Insured members. Management uses MBR to assess the underlying business performance and underwriting of its insurance products, understand variances between actual results and expected results and identify trends in period-over-period results. MBR provides management and investors with information useful in assessing the operating results of the Company's Insured Health Care Benefits products.
- The MBR decreased from 85.0% to 84.0% in 2022 compared to the prior year primarily driven by the net favorable impact of COVID-19 compared to the prior year, partially offset by the unfavorable impact of the flu compared to the prior year.

Loss on assets held for sale
- During 2022, the Company recorded a $41 million loss on assets held for sale on its Thailand business, which is included in the Commercial Business reporting unit within the Health Care Benefits segment. See Note 2 "Acquisitions, Divestitures and Asset Sales" included in Item 8 of this 10-K for additional information.

Operating expenses
- Operating expenses in the Health Care Benefits segment include selling, general and administrative expenses and depreciation and amortization expenses.

- Operating expenses increased $636 million, or 4.5%, in 2022 compared to 2021. The increase in operating expenses was primarily driven by increased operating expenses to support the growth across all product lines described above, incremental investments in the business, as well as office real estate optimization charges recorded in 2022 in connection with the planned reduction of corporate office real estate space. These increases were partially offset by the pre-tax gains of $250 million on the sale of bswift and $225 million on the sale of PayFlex.
- Operating expenses as a percentage of total revenues decreased to 16.0% in 2022 compared to 17.0% in 2021. The decrease in operating expenses as a percentage of total revenues was primarily driven by the increases in total revenues described above and the pre-tax gains on the sales of bswift and PayFlex.

Adjusted operating income
- Adjusted operating income increased $972 million, or 19.4%, in 2022 compared to 2021. The increase in adjusted operating income was primarily driven by the net favorable impact of COVID-19 compared to the prior year, strong underlying performance and membership growth. These increases were partially offset by incremental investments to support growth in the business, the unfavorable impact of the flu compared to the prior year and net realized capital losses.

The following table summarizes the Health Care Benefits segment's medical membership as of December 31, 2022 and 2021:

	2022			2021		
In thousands	**Insured**	**ASC**	**Total**	**Insured**	**ASC**	**Total**
Medical membership:						
Commercial	3,136	13,896	17,032	3,258	13,530	16,788
Medicare Advantage	3,270	—	3,270	2,971	—	2,971
Medicare Supplement	1,363	—	1,363	1,285	—	1,285
Medicaid	2,234	497	2,731	2,333	471	2,804
Total medical membership	10,003	14,393	24,396	9,847	14,001	23,848
Supplemental membership information:						
Medicare Prescription Drug Plan (standalone)			6,128			5,777

Medical Membership
- Medical membership represents the number of members covered by the Company's Insured and ASC medical products and related services at a specified point in time. Management uses this metric to understand variances between actual medical membership and expected amounts as well as trends in period-over-period results. This metric provides management and investors with information useful in understanding the impact of medical membership on segment total revenues and operating results.
- Medical membership as of December 31, 2022 of 24.4 million increased 548,000 compared with December 31, 2021, reflecting increases in Medicare and Commercial membership, as underlying Commercial growth more than offset the impact of international divestitures. These increases were partially offset by a decline in Medicaid membership reflecting the previously disclosed loss of a large customer in the third quarter of 2022.

Medicare Update
On April 4, 2022, the U.S. Centers for Medicare & Medicaid Services ("CMS") issued its final notice detailing final 2023 Medicare Advantage payment rates. Final 2023 Medicare Advantage rates resulted in an expected average increase in revenue for the Medicare Advantage industry of 5.00%, excluding the CMS estimate of Medicare Advantage risk score trend. On February 1, 2023, CMS issued an advance notice detailing proposed 2024 Medicare Advantage payment rates. The 2024 Medicare Advantage rates, if finalized as proposed, will result in an expected average decrease in revenue for the Medicare Advantage industry of 2.27%, excluding the CMS estimate of Medicare Advantage risk score trend. CMS intends to publish the final 2024 rate announcement no later than April 3, 2023.

The ACA ties a portion of each Medicare Advantage plan's reimbursement to the plan's "star ratings." Plans must have a star rating of four or higher (out of five) to qualify for bonus payments. CMS released the Company's 2023 star ratings in October 2022. The Company's 2023 star ratings will be used to determine which of the Company's Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2024. Based on the Company's membership at December 31, 2022, 21% of the Company's Medicare Advantage members were in plans with 2023 star ratings of at least 4.0 stars, compared to 87% of the Company's Medicare Advantage members being in plans with 2022 star ratings of at least 4.0 stars based on the Company's membership at December 31, 2021.

Pharmacy Services Segment

The following table summarizes the Pharmacy Services segment's performance for the respective periods:

						Change		
	Year Ended December 31,			**2022 vs. 2021**			**2021 vs. 2020**	
In millions, except percentages	**2022**	**2021**	**2020**	**$**	**%**		**$**	**%**
Revenues:								
Products	$ 168,004	$ 151,851	$ 140,950	$ 16,153	10.6 %	$	10,901	7.7 %
Services	1,232	1,171	988	61	5.2 %		183	18.5 %
Total revenues	169,236	153,022	141,938	16,214	10.6 %		11,084	7.8 %
Cost of products sold	160,421	144,894	135,045	15,527	10.7 %		9,849	7.3 %
Operating expenses	1,628	1,461	1,439	167	11.4 %		22	1.5 %
Operating expenses as a % of total revenues	1.0 %	1.0 %	1.0 %					
Operating income	$ 7,187	$ 6,667	$ 5,454	$ 520	7.8 %	$	1,213	22.2 %
Operating income as a % of total revenues	4.2 %	4.4 %	3.8 %					
Adjusted operating income [(1)]	$ 7,356	$ 6,859	$ 5,688	$ 497	7.2 %	$	1,171	20.6 %
Adjusted operating income as a % of total revenues	4.3 %	4.5 %	4.0 %					
Revenues (by distribution channel):								
Pharmacy network [(2)]	$ 97,668	$ 91,715	$ 85,045	$ 5,953	6.5 %	$	6,670	7.8 %
Mail choice [(3)]	70,466	60,547	56,071	9,919	16.4 %		4,476	8.0 %
Other	1,102	760	822	342	45.0 %		(62)	(7.5)%
Pharmacy claims processed: [(4)]								
Total	2,336.6	2,244.7	2,112.9	91.9	4.1 %		131.8	6.2 %
Pharmacy network [(2)]	2,003.6	1,914.0	1,790.1	89.6	4.7 %		123.9	6.9 %
Mail choice [(3)]	333.0	330.7	322.8	2.3	0.7 %		7.9	2.4 %
Generic dispensing rate: [(4)]								
Total	87.4 %	86.8 %	88.2 %					
Pharmacy network [(2)]	87.7 %	87.0 %	88.7 %					
Mail choice [(3)]	85.6 %	85.6 %	85.3 %					

(1) See "Segment Analysis" above in this MD&A for a reconciliation of operating income (GAAP measure) to adjusted operating income for the Pharmacy Services segment, which represents the Company's principal measure of segment performance.

(2) Pharmacy network is defined as claims filled at retail and specialty retail pharmacies, including the Company's retail pharmacies and LTC pharmacies, but excluding Maintenance Choice® activity, which is included within the mail choice category. Maintenance Choice permits eligible client plan members to fill their maintenance prescriptions through mail order delivery or at a CVS pharmacy retail store for the same price as mail order.

(3) Mail choice is defined as claims filled at a Pharmacy Services mail order facility, which includes specialty mail claims inclusive of Specialty Connect® claims picked up at a retail pharmacy, as well as prescriptions filled at the Company's retail pharmacies under the Maintenance Choice program.

(4) Includes an adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Commentary - 2022 compared to 2021

Revenues

- Total revenues increased $16.2 billion, or 10.6%, to $169.2 billion in 2022 compared to 2021. The increase was primarily driven by increased pharmacy claims volume, growth in specialty pharmacy and brand inflation, partially offset by continued client price improvements.

Operating expenses
- Operating expenses in the Pharmacy Services segment include selling, general and administrative expenses; depreciation and amortization expense; and expenses related to specialty retail pharmacies, which include administrative payroll, employee benefits and occupancy costs.
- Operating expenses increased $167 million, or 11.4%, in 2022 compared to 2021. The increase was primarily driven by restructuring and business integration costs recorded in 2022.
- Operating expenses as a percentage of total revenues remained consistent at 1.0% in both 2022 and 2021.

Adjusted operating income
- Adjusted operating income increased $497 million, or 7.2%, in 2022 compared to 2021. The increase in adjusted operating income was primarily driven by improved purchasing economics, including increased contributions from the products and services of the Company's group purchasing organization, partially offset by continued client price improvements.
- As you review the Pharmacy Services segment's performance in this area, you should consider the following important information about the business:
  - The Company's efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the rebates, fees and/or discounts the Company receives from manufacturers, wholesalers and retail pharmacies continue to have an impact on adjusted operating income. In particular, competitive pressures in the PBM industry have caused the Company and other PBMs to continue to share with clients a larger portion of rebates, fees and/or discounts received from pharmaceutical manufacturers. In addition, marketplace dynamics and regulatory changes have limited the Company's ability to offer plan sponsors pricing that includes retail network "differential" or "spread," and the Company expects these trends to continue. The "differential" or "spread" is any difference between the drug price charged to plan sponsors, including Medicare Part D plan sponsors, by a PBM and the price paid for the drug by the PBM to the dispensing provider.

Pharmacy claims processed
- Total pharmacy claims processed represents the number of prescription claims processed through our pharmacy benefits manager and dispensed by either our retail network pharmacies or our own mail and specialty pharmacies. Management uses this metric to understand variances between actual claims processed and expected amounts as well as trends in period-over-period results. This metric provides management and investors with information useful in understanding the impact of pharmacy claim volume on segment total revenues and operating results.
- The Company's pharmacy network claims processed increased 4.7% on a 30-day equivalent basis in 2022 compared to 2021 primarily driven by net new business, increased utilization and the impact of an elevated cough, cold and flu season compared to the prior year. These increases were partially offset by a decrease in COVID-19 vaccinations.
- The Company's mail choice claims processed increased 0.7% on a 30-day equivalent basis in 2022 compared to 2021 primarily driven by net new business and the increased utilization of Maintenance Choice prescriptions.
- Excluding the impact of COVID-19 vaccinations, total pharmacy claims processed increased 5.1% on a 30-day equivalent basis in 2022 compared to the prior year.

Generic dispensing rate
- Generic dispensing rate is calculated by dividing the Pharmacy Services segment's generic drug prescriptions processed or filled by its total prescriptions processed or filled. Management uses this metric to evaluate the effectiveness of the business at encouraging the use of generic drugs when they are available and clinically appropriate, which aids in decreasing costs for client members and retail customers. This metric provides management and investors with information useful in understanding trends in segment total revenues and operating results.
- The Pharmacy Services segment's total generic dispensing rate increased to 87.4% in 2022 compared to 86.8% in the prior year. The increase in the segment's generic dispensing rate was primarily driven by a decrease in brand prescriptions, largely attributable to decreased COVID-19 vaccinations in 2022 compared to the prior year. Excluding the impact of COVID-19 vaccinations, the segment's total generic dispensing rate was 88.3% and 88.5% in 2022 and 2021, respectively.

Retail/LTC Segment

The following table summarizes the Retail/LTC segment's performance for the respective periods:

					Change			
	Year Ended December 31,			**2022 vs. 2021**		**2021 vs. 2020**		
In millions, except percentages	**2022**	**2021**	**2020**	**$**	**%**	**$**	**%**	
Revenues:								
Products	$ 103,762	$ 95,652	$ 89,944	$ 8,110	8.5 %	$ 5,708	6.3 %	
Services	2,876	4,436	1,254	(1,560)	(35.2)%	3,182	253.7 %	
Net investment income (loss)	(44)	17	—	(61)	(358.8)%	17	100.0 %	
Total revenues	106,594	100,105	91,198	6,489	6.5 %	8,907	9.8 %	
Cost of products sold	79,684	72,832	67,284	6,852	9.4 %	5,548	8.2 %	
Loss on assets held for sale	2,492	—	—	2,492	100.0 %	—	— %	
Store impairments	—	1,358	—	(1,358)	(100.0)%	1,358	100.0 %	
Goodwill impairment	—	431	—	(431)	(100.0)%	431	100.0 %	
Operating expenses	20,640	20,162	18,274	478	2.4 %	1,888	10.3 %	
Operating expenses as a % of total revenues	19.4 %	20.1 %	20.0 %					
Operating income	$ 3,778	$ 5,322	$ 5,640	$ (1,544)	(29.0)%	$ (318)	(5.6)%	
Operating income as a % of total revenues	3.5 %	5.3 %	6.2 %					
Adjusted operating income [1]	$ 6,705	$ 7,623	$ 6,146	$ (918)	(12.0)%	$ 1,477	24.0 %	
Adjusted operating income as a % of total revenues	6.3 %	7.6 %	6.7 %					
Revenues (by major goods/service lines):								
Pharmacy	$ 82,010	$ 76,121	$ 70,176	$ 5,889	7.7 %	$ 5,945	8.5 %	
Front Store	22,780	21,315	19,655	1,465	6.9 %	1,660	8.4 %	
Other	1,848	2,652	1,367	(804)	(30.3)%	1,285	94.0 %	
Net investment income (loss)	(44)	17	—	(61)	(358.8)%	17	100.0 %	
Prescriptions filled [2]	1,623.8	1,587.6	1,465.2	36.2	2.3 %	122.4	8.4 %	
Same store sales increase: [3]								
Total	9.0 %	8.9 %	5.6 %					
Pharmacy	9.5 %	9.3 %	7.0 %					
Front Store	7.4 %	7.6 %	0.9 %					
Prescription volume [2]	4.0 %	9.3 %	4.7 %					
Generic dispensing rate [2]	87.4 %	85.7 %	88.3 %					

(1) See "Segment Analysis" above in this MD&A for a reconciliation of operating income (GAAP measure) to adjusted operating income for the Retail/LTC segment, which represents the Company's principal measure of segment performance.

(2) Includes an adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(3) Same store sales and prescription volume represent the change in revenues and prescriptions filled in the Company's retail pharmacy stores that have been operating for greater than one year, expressed as a percentage that indicates the increase or decrease relative to the comparable prior period. Same store metrics exclude revenues from MinuteClinic and revenues and prescriptions from LTC operations. Management uses these metrics to evaluate the performance of existing stores on a comparable basis and to inform future decisions regarding existing stores and new locations. Same-store metrics provide management and investors with information useful in understanding the portion of current revenues and prescriptions resulting from organic growth in existing locations versus the portion resulting from opening new stores.

Commentary - 2022 compared to 2021

Revenues

- Total revenues increased $6.5 billion, or 6.5%, to $106.6 billion in 2022 compared to 2021. The increase was primarily driven by increased prescription and front store volume, including the impact of an elevated cough, cold and flu season compared to the prior year and increased sales of COVID-19 OTC test kits in 2022 compared to 2021, as well as pharmacy drug mix and brand inflation. These increases were partially offset by decreased COVID-19 vaccinations and diagnostic testing, the impact of recent generic introductions and continued pharmacy reimbursement pressure.

- Pharmacy same store sales increased 9.5% in 2022 compared to 2021. The increase was primarily driven by the 4.0% increase in pharmacy same store prescription volume on a 30-day equivalent basis, including the impact of an elevated cough, cold and flu season compared to the prior year, pharmacy drug mix and brand inflation. These increases were partially offset by the impact of recent generic introductions and continued pharmacy reimbursement pressure.

- Front store same store sales increased 7.4% in 2022 compared to 2021. The increase was primarily due to strength in consumer health, including the impact of an elevated cough, cold and flu season compared to the prior year and increased sales of COVID-19 OTC test kits in 2022 compared to 2021.

- Other revenues decreased 30.3% in 2022 compared to 2021. The decrease was primarily due to decreased COVID-19 diagnostic testing in 2022 compared to the prior year.

Loss on assets held for sale
- During 2022, the Company recorded a loss on assets held for sale of approximately $2.5 billion related to the write-down of its LTC business. See Note 2 "Acquisitions, Divestitures and Asset Sales" included in Item 8 of this 10-K for additional information.

Store impairments
- During 2021, the Company recorded a store impairment charge of approximately $1.4 billion related to the write-down of operating lease right-of-use assets and property and equipment in connection with the planned closure of approximately 900 retail stores between 2022 and 2024. See Note 6 "Leases" included in Item 8 of this 10-K for additional information.

Goodwill impairment
- During 2021, the Company recorded a $431 million goodwill impairment charge related to the LTC reporting unit within the Retail/LTC segment. See Note 5 "Goodwill and Other Intangibles" included in Item 8 of this 10-K for additional information.

Operating expenses
- Operating expenses in the Retail/LTC segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

- Operating expenses increased $478 million, or 2.4%, in 2022 compared to 2021. The increase was primarily due to incremental costs associated with increased volume, increased investments in the segment's operations and capabilities, as well as decreased gains from legal settlements in 2022 compared to 2021. These increases were partially offset by lower expenses associated with COVID-19 vaccination administration compared to the prior year and the favorable impact of business initiatives in 2022.

- Operating expenses as a percentage of total revenues decreased to 19.4% in 2022 compared to 20.1% in 2021. The decrease in operating expenses as a percentage of total revenues was primarily driven by the increases in total revenues described above.

Adjusted operating income
- Adjusted operating income decreased $918 million, or 12.0%, in 2022 compared to 2021. The decrease in adjusted operating income was primarily driven by decreased COVID-19 vaccinations and diagnostic testing, continued pharmacy reimbursement pressure, increased investments in the segment's operations and capabilities and decreased gains from legal settlements in 2022 compared to 2021. These decreases were partially offset by the increased prescription and front store volume described above, improved generic drug purchasing and the favorable impact of business initiatives in 2022.

- As you review the Retail/LTC segment's performance in this area, you should consider the following important information about the business:

  - The segment's adjusted operating income has been adversely affected by the efforts of managed care organizations, PBMs and governmental and other third-party payors to reduce their prescription drug costs, including the use of restrictive networks, as well as changes in the mix of business within the pharmacy portion of the Retail/LTC segment. If the pharmacy reimbursement pressure accelerates, the segment may not be able to grow revenues, and its adjusted operating income could be adversely affected.

  - The increased use of generic drugs has positively impacted the segment's adjusted operating income but has resulted in third-party payors augmenting their efforts to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which the Company expects to continue, reduces the benefit the segment realizes from brand-to-generic drug conversions.

Prescriptions filled

- Prescriptions filled represents the number of prescriptions dispensed through the Retail/LTC segment's pharmacies. Management uses this metric to understand variances between actual prescriptions dispensed and expected amounts as well as trends in period-over-period results. This metric provides management and investors with information useful in understanding the impact of prescription volume on segment total revenues and operating results.

- Prescriptions filled increased 2.3% on a 30-day equivalent basis in 2022 compared to 2021 primarily driven by increased utilization and the impact of an elevated cough, cold and flu season compared to the prior year, partially offset by a decrease in COVID-19 vaccinations. Excluding the impact of COVID-19 vaccinations, prescriptions filled increased 4.4%, on a 30-day equivalent basis in 2022 compared to the prior year.

Generic dispensing rate

- Generic dispensing rate is calculated by dividing the Retail/LTC segment's generic drug prescriptions filled by its total prescriptions filled. Management uses this metric to evaluate the effectiveness of the business at encouraging the use of generic drugs when they are available and clinically appropriate, which aids in decreasing costs for client members and retail customers. This metric provides management and investors with information useful in understanding trends in segment total revenues and operating results.

- The Retail/LTC segment's generic dispensing rate increased to 87.4% in 2022 compared to 85.7% in the prior year. The increase in the segment's generic dispensing rate was primarily driven by a decrease in brand prescriptions, largely attributable to decreased COVID-19 vaccinations in 2022 compared to the prior year. Excluding the impact of COVID-19 vaccinations, the segment's total generic dispensing rate was 89.0% in both 2022 and 2021.

Corporate/Other Segment

The following table summarizes the Corporate/Other segment's performance for the respective periods:

					Change			
					2022 vs. 2021		2021 vs. 2020	
	Year Ended December 31,							
In millions, except percentages	2022	2021	2020	$	%	$	%	
Revenues:								
Premiums	$ 56	$ 68	$ 63	$ (12)	(17.6)%	$ 5	7.9 %	
Services	68	57	48	11	19.3 %	9	18.8 %	
Net investment income	406	596	315	(190)	(31.9)%	281	89.2 %	
Total revenues	530	721	426	(191)	(26.5)%	295	69.2 %	
Cost of products sold	42	37	—	5	13.5 %	37	100.0 %	
Benefit costs	319	212	221	107	50.5 %	(9)	(4.1)%	
Opioid litigation charges	5,803	—	—	5,803	100.0 %	—	— %	
Operating expenses	1,975	2,078	1,846	(103)	(5.0)%	232	12.6 %	
Operating loss	(7,609)	(1,606)	(1,641)	(6,003)	(373.8)%	35	2.1 %	
Adjusted operating loss [1]	(1,785)	(1,471)	(1,306)	(314)	(21.3)%	(165)	(12.6)%	

[1] See "Segment Analysis" above in this MD&A for a reconciliation of Corporate/Other segment operating loss (GAAP measure) to adjusted operating loss, which represents the Company's principal measure of segment performance.

Commentary - 2022 compared to 2021

Revenues
- Revenues primarily relate to products for which the Company no longer solicits or accepts new customers, such as large case pensions and long-term care insurance products.
- Total revenues decreased $191 million, or 26.5%, in 2022 compared to 2021. The decrease was primarily driven by net realized capital losses in 2022 compared to net realized capital gains in 2021 and lower net investment income from private equity investments, partially offset by higher average invested assets and favorable average investment yields in 2022 compared to 2021.

Opioid litigation charges
- During 2022, the Company recorded $5.8 billion of opioid litigation charges. See Note 16 "Commitments and Contingencies" included in Item 8 of this 10-K for additional information.

Adjusted operating loss
- Adjusted operating loss increased $314 million, or 21.3%, in 2022 compared to 2021. The increase was primarily driven by the decreases in net investment income described above and the strengthening of reserves in the Company's long-term care insurance business, which occurred during the second quarter of 2022.

Liquidity and Capital Resources

Cash Flows

The Company maintains a level of liquidity sufficient to allow it to meet its cash needs in the short-term. Over the long term, the Company manages its cash and capital structure to maximize shareholder return, maintain its financial condition and maintain flexibility for future strategic initiatives. The Company continuously assesses its regulatory capital requirements, working capital needs, debt and leverage levels, debt maturity schedule, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions. The Company believes its operating cash flows, commercial paper program, credit facilities, as well as any potential future borrowings, will be sufficient to fund these future payments and long-term initiatives. As of December 31, 2022, the Company had approximately $12.9 billion in cash and cash equivalents, approximately $5.4 billion of which was held by the parent company or nonrestricted subsidiaries.

The net change in cash, cash equivalents and restricted cash for the years ended December 31, 2022, 2021 and 2020 was as follows:

				Change			
	Year Ended December 31,			2022 vs. 2021		2021 vs. 2020	
In millions	2022	2021	2020	$	%	$	%
Net cash provided by operating activities	$ 16,177	$ 18,265	$ 15,865	$ (2,088)	(11.4)%	$ 2,400	15.1 %
Net cash used in investing activities	(5,047)	(5,261)	(5,534)	214	4.1 %	273	4.9 %
Net cash used in financing activities	(10,516)	(11,356)	(7,696)	840	7.4 %	(3,660)	(47.6)%
Net increase in cash, cash equivalents and restricted cash	$ 614	$ 1,648	$ 2,635	$ (1,034)	(62.7)%	$ (987)	(37.5)%

Commentary - 2022 compared to 2021

- *Net cash provided by operating activities* decreased by $2.1 billion in 2022 compared to 2021 primarily due to the timing of payments and higher inventory purchases.

- *Net cash used in investing activities* decreased by $214 million in 2022 compared to 2021 primarily due to lower net purchases of investments and the gross proceeds from the divestitures of PayFlex and bswift, largely offset by a reduction in restricted cash as a result of the sale of health savings account funds held on behalf of customers in conjunction with the sale of PayFlex. In addition, cash used in investing activities reflected the following activity:
    - Gross capital expenditures remained relatively consistent at approximately $2.7 billion and $2.5 billion in 2022 and 2021, respectively. During 2022, approximately 73% of the Company's total capital expenditures were for technology, digital and other strategic initiatives and 27% were for store, fulfillment and support facilities expansion and improvements.

- *Net cash used in financing activities* decreased to $10.5 billion in 2022 compared to $11.4 billion in 2021. The decrease in cash used in financing activities primarily related to lower net repayments of long-term debt during 2022 compared to the prior year, partially offset by share repurchases in 2022.

Included in net cash used in investing activities for the years ended December 31, 2022, 2021 and 2020 was the following store development activity: [1]

	2022	2021	2020
Total stores (beginning of year)	9,939	9,962	9,896
New and acquired stores [2]	41	58	156
Closed stores [2]	(306)	(81)	(90)
Total stores (end of year)	9,674	9,939	9,962
Relocated stores [2]	4	17	18

[1] Includes retail drugstores and pharmacies within retail chains, primarily in Target Corporation ("Target") stores.
[2] Relocated stores are not included in new and acquired stores or closed stores totals.

Short-term Borrowings

Commercial Paper and Back-up Credit Facilities
The Company did not have any commercial paper outstanding as of December 31, 2022 or 2021. In connection with its commercial paper program, the Company maintains a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 16, 2025, a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 11, 2026, and a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 16, 2027. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company's public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2022 and 2021, there were no borrowings outstanding under any of the Company's back-up credit facilities.

Federal Home Loan Bank of Boston ("FHLBB")
A subsidiary of the Company is a member of the FHLBB. As a member, the subsidiary has the ability to obtain cash advances, subject to certain minimum collateral requirements. The maximum borrowing capacity available from the FHLBB as of December 31, 2022 was approximately $915 million. At both December 31, 2022 and 2021, there were no outstanding advances from the FHLBB.

Long-term Borrowings

Exercise of Par Call Redemptions
In May 2022, the Company exercised the par call redemption on its outstanding 3.5% senior notes due July 2022 to redeem for cash on hand the entire $1.5 billion aggregate principal amount.

In August 2022, the Company exercised the par call redemption on its outstanding 2.75% senior notes due November 2022 (issued by Aetna) to redeem for cash on hand the entire $1.0 billion aggregate principal amount.

In September 2022, the Company exercised the par call redemptions on its outstanding 2.75% senior notes due December 2022 and 4.75% senior notes due December 2022 (including notes issued by Omnicare, Inc.) to redeem for cash on hand the entire aggregate principal amount of $1.25 billion and $399 million, respectively.

2021 Notes
On August 18, 2021, the Company issued $1.0 billion aggregate principal amount of 2.125% unsecured senior notes due September 15, 2031 for total proceeds of $987 million, net of discounts, underwriting fees and offering expenses. The net proceeds of this offering were used for the purchase of senior notes in connection with the Company's cash tender offer in August 2021 as described below.

Cash Flow Hedges
During March 2020, the Company entered into several interest rate swap transactions to manage interest rate risk. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in interest rates related to the anticipated issuance of $750 million aggregate principal amount of 3.625% unsecured senior notes due April 1, 2027, $1.5 billion aggregate principal amount of 3.75% unsecured senior notes due April 1, 2030, $1.0 billion aggregate principal amount of 4.125% unsecured senior notes due April 1, 2040 and $750 million aggregate principal amount of 4.25% unsecured senior notes due April 1, 2050 (collectively, the "March 2020 Notes"). In connection with the issuance of the March 2020 Notes on March 31, 2020, the Company terminated all outstanding cash flow hedges. The Company paid a net amount of $7 million to the hedge counterparties upon termination, which was recorded as a loss, net of tax, of $5 million in accumulated other comprehensive income and will be reclassified as interest expense over the life of the March 2020 Notes. See Note 13 "Other Comprehensive Income (Loss)" included in Item 8 of this 10-K for additional information.

Early Extinguishments of Debt
In December 2021, the Company redeemed for cash the remaining $2.3 billion of its outstanding 3.7% senior notes due 2023. In connection with the early redemption of such senior notes, the Company paid a make-whole premium of $80 million in excess of the aggregate principal amount of the senior notes that were redeemed, wrote-off $8 million of unamortized deferred financing costs and incurred $1 million in fees, for a total loss on early extinguishment of debt of $89 million.

In August 2021, the Company purchased approximately $2.0 billion of its outstanding 4.3% senior notes due 2028 through a cash tender offer. In connection with the purchase of such senior notes, the Company paid a premium of $332 million in excess of the aggregate principal amount of the senior notes that were purchased, wrote-off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on early extinguishment of debt of $363 million.

In December 2020, the Company purchased $4.5 billion of its outstanding senior notes through cash tender offers. The senior notes purchased included the following: $113 million of its 4.0% senior notes due 2023, $1.4 billion of its 3.7% senior notes due 2023, $1.0 billion of its 4.1% senior notes due 2025 and $2.0 billion of its 4.3% senior notes due 2028. In connection with the purchase of such senior notes, the Company paid a premium of $619 million in excess of the aggregate principal amount of the senior notes that were purchased, wrote-off $45 million of unamortized deferred financing costs and incurred $10 million in fees, for a total loss on early extinguishment of debt of $674 million.

In August 2020, the Company purchased $6.0 billion of its outstanding senior notes through cash tender offers. The senior notes purchased included the following: $723 million of its 4.0% senior notes due 2023, $2.3 billion of its 3.7% senior notes due 2023 and $3.0 billion of its 4.1% senior notes due 2025. In connection with the purchase of such senior notes, the Company paid a premium of $706 million in excess of the aggregate principal amount of the senior notes that were purchased, wrote-off $47 million of unamortized deferred financing costs and incurred $13 million in fees, for a total loss on early extinguishment of debt of $766 million.

See Note 8 "Borrowings and Credit Agreements" included in Item 8 of this 10-K for additional information about debt issuances and debt repayments.

Derivative Financial Instruments

The Company uses derivative financial instruments in order to manage interest rate and foreign exchange risk and credit exposure. The Company's use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps.

Debt Covenants

The Company's back-up revolving credit facilities and unsecured senior notes (see Note 8 "Borrowings and Credit Agreements" included in Item 8 of this 10-K) contain customary restrictive financial and operating covenants. These covenants do not include an acceleration of the Company's debt maturities in the event of a downgrade in the Company's credit ratings. The Company does not believe the restrictions contained in these covenants materially affect its financial or operating flexibility. As of December 31, 2022, the Company was in compliance with all of its debt covenants.

Debt Ratings

As of December 31, 2022, the Company's long-term debt was rated "Baa2" by Moody's Investors Service, Inc. ("Moody's") and "BBB" by Standard & Poor's Financial Services LLC ("S&P"), and its commercial paper program was rated "P-2" by Moody's and "A-2" by S&P. The outlook on the Company's long-term debt is "Stable" by Moody's. In December 2022, S&P changed the outlook on the Company's long-term debt from "Positive" to "Stable." In assessing the Company's credit strength, the Company believes that both Moody's and S&P considered, among other things, the Company's capital structure and financial policies as well as its consolidated balance sheet, its historical acquisition activity and other financial information. Although the Company currently believes its long-term debt ratings will remain investment grade, it cannot guarantee the future actions of Moody's and/or S&P. The Company's debt ratings have a direct impact on its future borrowing costs, access to capital markets and new store operating lease costs.

Share Repurchase Programs

The following share repurchase programs have been authorized by CVS Health Corporation's Board of Directors (the "Board"):

The following share repurchase programs have been authorized by the Board:

In billions **Authorization Date**	**Authorized**	**Remaining as of December 31, 2022**
November 17, 2022 ("2022 Repurchase Program")	$ 10.0	$ 10.0
December 9, 2021 ("2021 Repurchase Program")	10.0	6.5

Each of the share Repurchase Programs was effective immediately and permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase

("ASR") transactions, and/or other derivative transactions. Both the 2022 and 2021 Repurchase Programs can be modified or terminated by the Board at any time.

During the year ended December 31, 2022, the Company repurchased an aggregate of 34.1 million shares of common stock for approximately $3.5 billion pursuant to the 2021 Repurchase Program, including share repurchases under the $1.5 billion fixed dollar ASR transaction described below. During the years ended December 31, 2021 and 2020, the Company did not repurchase any shares of common stock.

Pursuant to the authorization under the 2021 Repurchase Program, the Company entered into a $2.0 billion fixed dollar ASR with Citibank, N.A. ("Citibank"). Upon payment of the $2.0 billion purchase price on January 4, 2023, the Company received a number of shares of CVS Health Corporation's common stock equal to 80% of the $2.0 billion notional amount of the ASR or approximately 17.4 million shares at a price of $92.19 per share, which were placed into treasury stock in January 2023. At the conclusion of the ASR, the Company may receive additional shares representing the remaining 20% of the $2.0 billion notional amount. The ultimate number of shares the Company may receive will depend on the daily volume-weighted average price of the Company's stock over an averaging period, less a discount. It is also possible, depending on such weighted average price, that the Company will have an obligation to Citibank which, at the Company's option, could be settled in additional cash or by issuing shares. Under the terms of the ASR, the maximum number of shares that could be delivered to the Company is 43.4 million.

Pursuant to the authorization under the 2021 Repurchase Program, the Company entered into a $1.5 billion fixed dollar ASR with Barclays Bank PLC. Upon payment of the $1.5 billion purchase price on January 4, 2022, the Company received a number of shares of CVS Health Corporation's common stock equal to 80% of the $1.5 billion notional amount of the ASR or approximately 11.6 million shares at a price of $103.34 per share, which were placed into treasury stock in January 2022. The ASR was accounted for as an initial treasury stock transaction for $1.2 billion and a forward contract for $0.3 billion. The forward contract was classified as an equity instrument and was recorded within capital surplus. In February 2022, the Company received approximately 2.7 million shares of CVS Health Corporation's common stock, representing the remaining 20% of the $1.5 billion notional amount of the ASR, thereby concluding the ASR. These shares were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in February 2022.

At the time they were received, the initial and final receipt of shares resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

Dividends

During 2022, 2021 and 2020 the quarterly cash dividend was $0.55, $0.50 and $0.50 per share, respectively. In December 2022, the Board authorized a 10% increase in the quarterly cash dividend to $0.605 per share effective in 2023. CVS Health Corporation has paid cash dividends every quarter since becoming a public company. Future dividend payments will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board.

Future Cash Requirements

The following table summarizes certain estimated future cash requirements under the Company's various contractual obligations at December 31, 2022, in total and disaggregated into current and long-term obligations. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2022 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements).

In millions	Total	Current	Long-Term
Operating lease liabilities [1]	$ 24,039	$ 2,685	$ 21,354
Finance lease liabilities [1]	2,288	139	2,149
Contractual lease obligations with Target [2]	2,487	—	2,487
Long-term debt [3]	51,288	1,719	49,569
Interest payments on long-term debt [3]	29,472	2,042	27,430
Opioid litigation settlement agreements [4]	5,712	539	5,173
Other long-term liabilities on the consolidated balance sheets [5]			
Future policy benefits [6]	5,407	385	5,022
Unpaid claims [6]	1,329	243	1,086
Policyholders' funds [6] [7]	1,861	1,394	467
Total	$ 123,883	$ 9,146	$ 114,737

(1) Refer to Note 6 "Leases" included in Item 8 of this 10-K for additional information regarding the maturity of lease liabilities under operating and finance leases.
(2) The Company leases pharmacy and clinic space from Target. See Note 6 "Leases" included in Item 8 of this 10-K for additional information regarding the lease arrangements with Target. Amounts related to such operating and finance leases are reflected within the operating lease liabilities and finance lease liabilities in the table above. Pharmacy lease amounts due in excess of the remaining estimated economic life of the buildings are reflected in the table above assuming equivalent stores continue to operate through the term of the arrangements.
(3) Refer to Note 8 "Borrowings and Credit Agreements" included in Item 8 of this 10-K for additional information regarding the maturities of debt principal. Interest payments on long-term debt are calculated using outstanding balances and interest rates in effect on December 31, 2022.
(4) Refer to Note 16 "Commitments and Contingencies" included in Item 8 of this 10-K for additional information regarding the opioid litigation settlement agreements.
(5) Payments of other long-term liabilities exclude Separate Accounts liabilities of approximately $3.2 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of the Company's business.
(6) Total payments of future policy benefits, unpaid claims and policyholders' funds include $705 million, $1.3 billion and $170 million, respectively, of reserves for contracts subject to reinsurance. The Company expects the assuming reinsurance carrier to fund these obligations and has reflected these amounts as reinsurance recoverable assets on the consolidated balance sheets.
(7) Customer funds associated with group life and health contracts of approximately $107 million have been excluded from the table above because such funds may be used primarily at the customer's discretion to offset future premiums and/or for refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital losses on debt securities supporting experience-rated products of $56 million, before tax, have been excluded from the table above.

Restrictions on Certain Payments

In addition to general state law restrictions on payments of dividends and other distributions to stockholders applicable to all corporations, health maintenance organizations ("HMOs") and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to CVS Health Corporation as a holding company, since CVS Health Corporation is not an HMO or an insurance company. In addition, in connection with the Aetna Acquisition, the Company made certain undertakings that require prior regulatory approval of dividends by certain of its HMOs and insurance companies. The additional regulations and undertakings applicable to the Company's HMO and insurance company subsidiaries are not expected to affect the Company's ability to service the Company's debt, meet other financing obligations or pay dividends, or the ability of any of the Company's subsidiaries to service their debt or other financing obligations. Under applicable regulatory requirements and undertakings, at December 31, 2022, the maximum amount of dividends that may be paid by the Company's insurance and HMO subsidiaries without prior approval by regulatory authorities was $2.7 billion in the aggregate.

The Company maintains capital levels in its operating subsidiaries at or above targeted and/or required capital levels and dividends amounts in excess of these levels to meet liquidity requirements, including the payment of interest on debt and stockholder dividends. In addition, at the Company's discretion, it uses these funds for other purposes such as funding share and debt repurchase programs, investments in new businesses and other purposes considered advisable.

At December 31, 2022 and 2021, the Company held investments of $331 million and $450 million, respectively, that are not accounted for as Separate Accounts assets but are legally segregated and are not subject to claims that arise out of the Company's business. See Note 3 ''Investments'' included in Item 8 of this 10-K for additional information on investments related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract.

Solvency Regulation

The National Association of Insurance Commissioners (the "NAIC") utilizes risk-based capital ("RBC") standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company's adjusted surplus to its required surplus (the "RBC Ratio"). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring an insurer to submit a comprehensive financial plan for increasing its RBC to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2022, the RBC Ratio of each of the Company's primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2022, at that date, each of the Company's active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. External rating agencies use their own capital models and/or RBC standards when they determine a company's rating.

Critical Accounting Policies

The Company prepares the consolidated financial statements in conformity with generally accepted accounting principles, which require management to make certain estimates and apply judgment. Estimates and judgments are based on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, the Company reviews its accounting policies and how they are applied and disclosed in the consolidated financial statements. While the Company believes the historical experience, current trends and other factors considered by management support the preparation of the consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from estimates, and such differences could be material.

Significant accounting policies are discussed in Note 1 ''Significant Accounting Policies'' included in Item 8 of this 10-K. Management believes the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. The Company has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board (the "Audit Committee"), and the Audit Committee has reviewed the disclosures relating to them.

Revenue Recognition

Health Care Benefits Segment
Health Care Benefits revenue is principally derived from insurance premiums and fees billed to customers. Revenue is recognized based on customer billings, which, in the Company's Commercial business, reflect contracted rates per member and the number of covered members recorded in the Company's records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. Revenue related to the Company's Government business is collected monthly from the U.S. federal government and various government agencies based on fixed payment rates and member eligibility.

The Company's billings may be subsequently adjusted to reflect enrollment changes due to member terminations or other factors. These adjustments are known as retroactivity adjustments. In each period, the Company estimates the amount of future retroactivity and adjusts the recorded revenue accordingly. As information regarding actual retroactivity amounts becomes known, the Company refines its estimates and records any required adjustments to revenues in the period in which they arise. A significant difference in the actual level of retroactivity compared to estimated levels would have a significant effect on the Company's operating results.

Premium Revenue
Premiums are recognized as revenue in the month in which the enrollee is entitled to receive health care services. Premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Additionally, premium revenue subject to the MLR rebate requirements of the ACA is recorded net of the estimated minimum MLR rebates for the current calendar year. Premiums related to unexpired contractual coverage periods (unearned premiums) are reported as other insurance liabilities on the consolidated balance sheets and recognized as revenue when earned.

Some of the Company's contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of Insured members. Such adjustments are reasonably estimable at the outset of the contract, and adjustments to those estimates are made based on actual experience of the customer emerging under the contract and the terms of the underlying contract.

Services Revenue
Services revenue relates to contracts that can include various combinations of services or series of services which generally are capable of being distinct and accounted for as separate performance obligations. The Health Care Benefits segment's services revenue primarily consists of ASC fees received in exchange for performing certain claim processing and member services for ASC members. ASC fee revenue is recognized over the period the service is provided. Some of the Company's administrative services contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's benefit claim experience will fall within a certain range. With any of these guarantees, the Company is financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk typically is limited to a percentage of the fees otherwise payable to the Company by the customer involved. Each period the Company estimates its obligations under the terms of these guarantees and records its estimate as an offset to services revenues.

Accounting for Medicare Part D

Revenues include insurance premiums earned by the Company's PDPs, which are determined based on the PDP's annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, and can be subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially recorded within other insurance liabilities and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

Revenues also include a risk-sharing feature of the Medicare Part D program design referred to as the risk corridor. The Company estimates variable consideration in the form of amounts payable to, or receivable from, CMS under the risk corridor, and adjusts revenue based on calculations of additional subsidies to be received from or owed to CMS at the end of the reporting year.

In addition to Medicare Part D premiums, the Company receives additional payments each month from CMS related to catastrophic reinsurance, low-income cost-sharing subsidies and coverage gap benefits. If the subsidies received differ from the amounts earned from actual prescriptions transferred, the difference is recorded in either accounts receivable, net or accrued expenses.

Pharmacy Services Segment

The Pharmacy Services segment sells prescription drugs directly through its mail service dispensing pharmacies and indirectly through the Company's retail pharmacy network. The Company's pharmacy benefit arrangements are accounted for in a manner consistent with a master supply arrangement as there are no contractual minimum volumes and each prescription is considered a separate purchasing decision and distinct performance obligation transferred at a point in time. PBM services performed in connection with each prescription claim are considered part of a single performance obligation which culminates in the dispensing of prescription drugs.

The Company recognizes revenue using the gross method at the contract price negotiated with its clients when the Company has concluded it controls the prescription drug before it is transferred to the client plan members. The Company controls prescriptions dispensed indirectly through its retail pharmacy network because it has separate contractual arrangements with those pharmacies, has discretion in setting the price for the transaction and assumes primary responsibility for fulfilling the promise to provide prescription drugs to its client plan members while also performing the related PBM services.

Revenues include (i) the portion of the price the client pays directly to the Company, net of any discounts earned on brand name drugs or other discounts and refunds paid back to the client (see "Drug Discounts" and "Guarantees" below), (ii) the price paid to the Company by client plan members for mail order prescriptions and the price paid to retail network pharmacies by client plan members for retail prescriptions ("retail co-payments"), and (iii) claims based administrative fees for retail pharmacy network contracts. Sales taxes are not included in revenues.

The Company recognizes revenue when control of the prescription drugs is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those prescription drugs. The Company has established the following revenue recognition policies for the Pharmacy Services segment:

- Revenues generated from prescription drugs sold by mail service dispensing pharmacies are recognized when the prescription drug is delivered to the client plan member. At the time of delivery, the Company has performed substantially all of its performance obligations under its client contracts and does not experience a significant level of returns or reshipments.
- Revenues generated from prescription drugs sold by third party pharmacies in the Company's retail pharmacy network and associated administrative fees are recognized at the Company's point-of-sale, which is when the claim is adjudicated by the Company's online claims processing system and the Company has transferred control of the prescription drug and completed all of its performance obligations.

For contracts under which the Company acts as an agent or does not control the prescription drugs prior to transfer to the client plan member, revenue is recognized using the net method.

Drug Discounts

The Company records revenue net of manufacturers' rebates earned by its clients based on their plan members' utilization of brand-name formulary drugs. The Company estimates these rebates at period-end based on actual and estimated claims data and its estimates of the manufacturers' rebates earned by its clients. The estimates are based on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. The Company adjusts its rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. Any cumulative effect of these adjustments is recorded against revenues at the time it is identified. Adjustments generally result from contract changes with clients or manufacturers that have retroactive rebate adjustments, differences between the estimated and actual product mix subject to rebates, or whether the brand name drug was included in the applicable formulary. The effect of adjustments between estimated and actual manufacturers' rebate amounts has not been material to the Company's operating results or financial condition.

Guarantees

The Company also adjusts revenues for refunds owed to clients resulting from pricing guarantees and performance against defined service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts has not been material to the Company's operating results or financial condition.

Retail/LTC Segment

Retail Pharmacy

The Company's retail drugstores recognize revenue at the time the customer takes possession of the merchandise. For pharmacy sales, each prescription claim is its own arrangement with the customer and is a performance obligation, separate and distinct from other prescription claims under other retail network arrangements. Revenues are adjusted for refunds owed to third party payers resulting from pricing guarantees and performance against defined value-based service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts has not been material to the Company's operating results or financial condition.

Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred. Any amounts not expected to be redeemed by customers (i.e., breakage) are recognized based on historical redemption patterns.

Customer returns are not material to the Company's operating results or financial condition. Sales taxes are not included in revenues.

Loyalty and Other Programs

The Company's customer loyalty program, ExtraCare®, consists of two components, ExtraSavings™ and ExtraBucks® Rewards. ExtraSavings are coupons that are recorded as a reduction of revenue when redeemed as the Company concluded that they do not represent a promise to the customer to deliver additional goods or services at the time of issuance because they are not tied to a specific transaction or spending level.

ExtraBucks Rewards are accumulated by customers based on their historical spending levels. Thus, the Company has determined that there is an additional performance obligation to those customers at the time of the initial transaction. The Company allocates the transaction price to the initial transaction and the ExtraBucks Rewards transaction based upon the relative standalone selling price, which considers historical redemption patterns for the rewards. Revenue allocated to ExtraBucks Rewards is recognized as those rewards are redeemed. At the end of each period, unredeemed ExtraBucks Rewards are reflected as a contract liability.

The Company also offers a subscription-based membership program, CarePass®, under which members are entitled to a suite of benefits delivered over the course of the subscription period, as well as a promotional reward that can be redeemed for future goods and services. Subscriptions are paid for on a monthly or annual basis at the time of or in advance of the Company delivering the goods and services. Revenue from these arrangements is recognized as the performance obligations are satisfied.

Long-term Care

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements. A significant portion of long-term care revenue from sales of pharmaceutical and medical products is reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as long-term care facilities and other third party insurance payors, and reduces revenue at the revenue recognition date to properly account for the variable consideration due to anticipated differences between billed and reimbursed amounts. Accordingly, the total revenues and receivables reported in the Company's consolidated financial statements are recorded at the amount expected to be ultimately received from these payors.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors typically are not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of normal billing procedures and subject to normal accounts receivable collections procedures.

<u>Walk-In Medical Clinics</u>
For services provided by the Company's walk-in medical clinics, revenue recognition occurs for completed services provided to patients, with adjustments taken for third party payor contractual obligations and patient direct bill historical collection rates.

Impairments of Debt Securities

The Company regularly reviews its debt securities to determine whether a decline in fair value below the cost basis or carrying value has occurred. If a debt security is in an unrealized loss position and the Company has the intent to sell the security, or it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis, the amortized cost basis of the security is written down to its fair value and the difference is recognized in net income. If a debt security is in an unrealized loss position and the Company does not have the intent to sell and it is more likely than not that the Company will not have to sell such security before recovery of its amortized cost basis, the Company bifurcates the impairment into credit-related and non-credit related (yield-related) components. The amount of the credit-related component is recorded as an allowance for credit losses and recognized in net income, and the amount of the non-credit related component is included in other comprehensive income (loss). The Company analyzes all facts and circumstances believed to be relevant for each investment when performing this analysis, in accordance with applicable accounting guidance.

In evaluating whether a credit related loss exists, the Company considers a variety of factors including: the extent to which the fair value is less than the amortized cost basis; adverse conditions specifically related to the issuer of a security, an industry or geographic area; the payment structure of the security; the failure of the issuer of the security to make scheduled interest or principle payments; and any changes to the rating of the security by a rating agency.

Among the factors considered in evaluating whether a decline in fair value below the cost basis or carrying value has occurred are whether the decline results from a change in the quality of the debt security itself, whether the decline results from a downward movement in the market as a whole, and the prospects for realizing the carrying value of the debt security based on the investment's current and short-term prospects for recovery. For unrealized losses determined to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, the Company determines whether it intends to sell the debt security or if it is more likely than not that the Company will be required to sell the debt security prior to the anticipated recovery of the debt security's amortized cost basis. If either case is true, the Company recognizes a non-credit related impairment, and the cost basis or carrying amount of the debt security is written down to fair value.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded yield-related impairment losses on debt securities of $143 million, $42 million and $49 million, respectively. During the year ended December 31, 2022, the Company recorded credit-related losses on debt securities of $13 million. During the years ended December 31, 2021 and 2020, the Company did not record any credit-related impairment losses on debt securities.

The risks inherent in assessing the impairment of a debt security include the risk that market factors may differ from projections and the risk that facts and circumstances factored into the Company's assessment may change with the passage of time. Unexpected changes to market factors and circumstances that were not present in past reporting periods are among the factors that may result in a current period decision to sell debt securities that were not impaired in prior reporting periods.

Vendor Allowances and Purchase Discounts

Vendor and manufacturer receivables were $12.4 billion and $10.6 billion as of December 31, 2022 and 2021, respectively, the majority of which relate to purchase discounts and vendor allowances as described below.

Pharmacy Services Segment
The Pharmacy Services segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services segment to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These

rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the Company's operating results or financial condition. The Company accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services segment also receives additional discounts under its wholesaler contracts if it exceeds contractually defined purchase volumes. In addition, the Pharmacy Services segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of cost of products sold.

Retail/LTC Segment

Vendor allowances received by the Retail/LTC segment reduce the carrying cost of inventory and are recognized in cost of products sold when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of products sold over the life of the contract based upon sales volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of products sold on a straight-line basis over the life of the related contract.

The Company establishes a receivable for vendor income that is earned but not yet received based on historical trends and data. The majority of vendor receivables are collected within the following fiscal quarter. Historically, adjustments to the Company's vendor receivables resulting from the reconciliation of receivables recognized to the amounts collected have not been material to the Company's operating results or financial condition.

There have not been any material changes in the way the Company accounts for vendor allowances or purchase discounts during the past three years.

Inventory

Inventories are valued at the lower of cost or net realizable value using the weighted average cost method.

The value of ending inventory is reduced for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each retail store and LTC pharmacy, and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the consolidated financial statements are properly stated. The Company's accounting for inventory contains uncertainty since management must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, a number of factors are considered which include historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

The total reserve for estimated inventory losses covered by this critical accounting policy was $559 million and $522 million as of December 31, 2022 and 2021, respectively. Although management believes there is sufficient current and historical information available to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help investors assess the aggregate risk, if any, associated with the inventory-related uncertainties discussed above, a ten percent (10%) pre-tax change in estimated inventory losses, which is a reasonably likely change, would increase or decrease the total reserve for estimated inventory losses by approximately $56 million as of December 31, 2022.

Although management believes that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from such estimates, and such differences could be material.

Right-of-Use Assets and Lease Liabilities

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company's leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and are reduced by lease incentives. The Company evaluates the recoverability of its right-of-use assets as described in "Recoverability of Long-Lived Assets" below.

The Company's real estate leases typically contain options that permit renewals for additional periods of up to five years each. For real estate leases, the options to extend are not considered reasonably certain at lease commencement because the Company reevaluates each lease on a regular basis to consider the economic and strategic incentives of exercising the renewal options and regularly opens or closes stores to align with its operating strategy. Generally, the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability. Similarly, renewal options are not included in the lease term for non-real estate leases because they are not considered reasonably certain of being exercised at lease commencement. Leases with an initial term of 12 months or less are not recorded on the balance sheets, and lease expense is recognized on a straight-line basis over the term of the short-term lease.

For real estate leases, the Company accounts for lease components and nonlease components as a single lease component. Certain real estate leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed as incurred as variable lease costs. Other real estate leases contain one fixed lease payment that includes real estate taxes, common area maintenance and insurance. These fixed payments are considered part of the lease payment and included in the right-of-use assets and lease liabilities.

Recoverability of Long-Lived Assets

Recoverability of Definite-Lived Assets
The Company evaluates the recoverability of long-lived assets, excluding goodwill and indefinite-lived intangible assets, which are tested for impairment using separate tests described below, whenever events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. The Company groups and evaluates these long-lived assets for impairment at the lowest level at which individual cash flows can be identified. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group's estimated future cash flows (discounted). If required, an impairment loss is recorded for the portion of the asset group's carrying value that exceeds the asset group's estimated future cash flows (discounted).

The long-lived asset impairment loss calculation contains uncertainty since management must use judgment to estimate each asset group's future sales, profitability and cash flows. When preparing these estimates, the Company considers historical results and current operating trends and consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including general economic and regulatory conditions, efforts of third party organizations to reduce their prescription drug costs and/or increased member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

During the fourth quarter of 2022, the Company undertook an initiative to evaluate its corporate office real estate space in response to its new flexible work arrangement. As part of this initiative, the Company evaluated its current real estate space and changes in employee work arrangement requirements to ensure it had the appropriate space to support the business. As a result of this assessment, the Company determined that it would vacate and abandon certain leased corporate office spaces. Accordingly, in the three months ended December 31, 2022, the Company recorded office real estate optimization charges of $117 million, primarily consisting of $71 million related to operating lease right-of-use assets and $44 million related to property and equipment, within the Health Care Benefits, Corporate/Other and Pharmacy Services segments.

During the fourth quarter of 2021, the Company completed a strategic review of its retail business and announced the creation of new formats for its stores to continue to drive higher engagement with customers. As part of this review, the Company evaluated changes in population, consumer buying patterns and future health needs to ensure it has the right kinds of stores in the right locations for consumers and for the business. In connection with this initiative, on November 17, 2021, the Board authorized the closing of approximately 900 retail stores, approximately 300 stores each year, between 2022 and 2024. As a result, management determined that there were indicators of impairment with respect to the impacted stores' asset groups, including the associated operating lease right-of-use assets and property and equipment. A long-lived asset impairment test was performed during the fourth quarter of 2021 and the results of the impairment test indicated that the fair value of certain retail store asset groups was lower than their respective carrying values. Accordingly, in the three months ended December 31, 2021, the Company recorded a store impairment charge of approximately $1.4 billion, consisting of a write down of approximately

$1.1 billion related to operating lease right-of-use assets and $261 million related to property and equipment, within the Retail/LTC segment.

There were no material impairment charges recognized on long-lived assets during the year ended December 31, 2020.

Recoverability of Goodwill
Goodwill represents the excess of amounts paid for acquisitions over the fair value of the net identifiable assets acquired. Goodwill is subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment on a reporting unit basis. The impairment test is performed by comparing the reporting unit's fair value with its net book value (or carrying amount), including goodwill. The fair value of the reporting units is estimated using a combination of a discounted cash flow method and a market multiple method. If the net book value (carrying amount) of the reporting unit exceeds its fair value, the reporting unit's goodwill is considered to be impaired, and an impairment is recognized in an amount equal to the excess.

The determination of the fair value of the reporting units requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include the selection of appropriate peer group companies; control premiums and valuation multiples appropriate for acquisitions in the industries in which the Company competes; discount rates; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, income taxes, capital expenditures and future working capital requirements. When determining these assumptions and preparing these estimates, the Company considers each reporting unit's historical results and current operating trends; consolidated revenues, profitability and cash flow results and forecasts; and industry trends. The Company's estimates can be affected by a number of factors, including general economic and regulatory conditions; the risk-free interest rate environment; the Company's market capitalization; efforts of customers and payers to reduce costs, including their prescription drug costs, and/or increase member co-payments; the continued efforts of competitors to gain market share, consumer spending patterns and the Company's ability to achieve its revenue growth projections and execute on its cost reduction initiatives.

2022 Goodwill Impairment Test
During the third quarter of 2022, the Company performed its required annual impairment test of goodwill. The results of the impairment tests indicated that there was no impairment of goodwill as of the testing date. The fair values of the reporting units with goodwill exceeded their carrying values by significant margins.

Subsequent to the closing date of the Aetna Acquisition in November 2018, the Company had experienced declines in its Commercial Insured medical membership. In 2022, the Company has grown its Commercial Insured medical membership, excluding the impact of the divestiture of the Thailand business described in Note 2 "Acquisitions, Divestitures and Asset Sales" included in Item 8 of this 10-K. Adverse economic conditions may impact medical membership in the Commercial business due to reductions in workforce at existing customers. The Company's fair value estimate is sensitive to significant assumptions including changes in medical membership, revenue growth rate, operating income and the discount rate. The Company believes the financial projections used to determine the fair value of the Commercial Business reporting unit in the third quarter of 2022 were reasonable and achievable. As of December 31, 2022, the goodwill balance in the Commercial Business reporting unit was $25.5 billion.

2021 Goodwill Impairment Test
During the third quarter of 2021, the Company performed its required annual impairment tests of goodwill. The results of the impairment tests indicated an impairment of the goodwill associated with the LTC reporting unit, as the reporting unit's carrying value exceeded its fair value as of the testing date. The results of the impairment tests of the remaining reporting units indicated that there was no impairment of goodwill as of the testing date. The fair values of the reporting units with goodwill exceeded their carrying values by significant margins, with the exception of the Commercial Business reporting unit, which exceeded its carrying value by approximately 3%.

As discussed in Note 5 "Goodwill and Other Intangibles" included in Item 8 of this 10-K, during 2021, the LTC reporting unit has continued to face challenges that have impacted the Company's ability to grow the LTC reporting unit's business at the rate estimated when its 2020 goodwill impairment test was performed. These challenges include lower net facility admissions, net long-term care facility customer losses and the prolonged adverse impact of the COVID-19 pandemic and the emerging new variants, which resulted in more significant declines in occupancy rates experienced by the Company's long-term care facility customers than previously anticipated. During the third quarter of 2021, LTC management updated their 2021 annual forecast and submitted their long-term plan which showed deterioration in the financial results for the remainder of 2021 and beyond. The Company utilized these updated projections in performing its annual impairment test, which indicated that the fair value of the LTC reporting unit was lower than its carrying value, resulting in a $431 million goodwill impairment charge in the third quarter of 2021. The fair value of the LTC reporting unit was determined using a combination of a discounted cash flow method and a market multiple method. Subsequent to the impairment charge recorded in the third quarter of 2021, there is no remaining goodwill balance in the LTC reporting unit.

2020 Goodwill Impairment Test
During the third quarter of 2020, the Company performed its required annual impairment test of goodwill. The results of this impairment test indicated that there was no impairment of goodwill as of the testing date. The goodwill impairment test resulted in the fair values of all of the Company's reporting units exceeding their carrying values by significant margins, with the exception of the Commercial Business and LTC reporting units, which exceeded their carrying values by approximately 6% and 12%, respectively.

Recoverability of Indefinite-Lived Intangible Assets
Indefinite-lived intangible assets are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that their carrying value may not be recoverable. Indefinite-lived intangible assets are tested by comparing the estimated fair value of the asset to its carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value.

The indefinite-lived intangible asset impairment loss calculation contains uncertainty since management must use judgment to estimate fair value based on the assumption that, in lieu of ownership of an intangible asset, the Company would be willing to pay a royalty in order to utilize the benefits of the asset. Fair value is estimated by discounting the hypothetical royalty payments to their present value over the estimated economic life of the asset. These estimates can be affected by a number of factors including general economic conditions, availability of market information and the profitability of the Company. There were no impairment losses recognized on indefinite-lived intangible assets in any of the years ended December 31, 2022, 2021 or 2020.

Health Care Costs Payable

At both December 31, 2022 and 2021, 75% of health care costs payable are estimates of the ultimate cost of (i) services rendered to the Company's Insured members but not yet reported to the Company and (ii) claims which have been reported to the Company but not yet paid (collectively, "IBNR"). Health care costs payable also include an estimate of the cost of services that will continue to be rendered after the financial statement date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables, other amounts due to providers pursuant to risk sharing agreements and accruals for state assessments. The Company develops its estimate of IBNR using actuarial principles and assumptions that consider numerous factors. See Note 1 "Significant Accounting Policies" included in Item 8 of this 10-K for additional information on the Company's reserving methodology.

During 2022 and 2021, the Company observed an increase in completion factors relative to those assumed at the prior year end. After considering the claims paid in 2022 and 2021 with dates of service prior to the fourth quarter of the previous year, the Company observed assumed incurred claim weighted average completion factors that were 3 and 21 basis points higher, respectively, than previously estimated, resulting in a decrease of $32 million and $207 million in 2022 and 2021, respectively, in health care costs payable that related to the prior year. The Company has considered the pattern of changes in its completion factors when determining the completion factors used in its estimates of IBNR as of December 31, 2022. However, based on historical claim experience, it is reasonably possible that the Company's estimated weighted average completion factors may vary by plus or minus 12 basis points from the Company's assumed rates, which could impact health care costs payable by approximately plus or minus $207 million pretax.

Also, during 2022 and 2021, the Company observed that health care costs for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2022 and 2021 with claim incurred dates for the fourth quarter of the previous year, the Company observed health care costs that were 4.8% and 5.0% lower, respectively, for each fourth quarter than previously estimated, resulting in a reduction of $622 million and $581 million in 2022 and 2021, respectively, in health care costs payable that related to prior year.

Management considers historical health care cost trend rates together with its knowledge of recent events that may impact current trends when developing estimates of current health care cost trend rates. When establishing reserves as of December 31, 2022, the Company increased its assumed health care cost trend rates for the most recent three months by 4.9% from health care cost trend rates recently observed. Health care cost trend rates during the past three years have been impacted by utilization changes driven by the COVID-19 pandemic. The impact has not been uniform, with products and select geographies experiencing utilization impacts due to COVID-19 waves. Based on historical claim experience, it is reasonably possible that the Company's estimated health care cost trend rates may vary by plus or minus 3.5% from the assumed rates, which could impact health care costs payable by plus or minus $487 million pretax.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are established for any temporary differences between financial and tax reporting bases and are adjusted as needed to reflect changes in the enacted tax rates expected to be in effect when the temporary differences reverse. Such adjustments are recorded in the period in which changes in tax laws are enacted, regardless of when they are effective. Deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those losses, deductions or other tax benefits is sufficiently uncertain. Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments based on differing interpretations of the tax laws. Although management believes that its estimates are reasonable and are based on the best available information at the time the provision is prepared, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in the consolidated financial statements.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the related tax authority. Interest and/or penalties related to uncertain tax positions are recognized in the income tax provision. Significant judgment is required in determining uncertain tax positions. The Company has established accruals for uncertain tax positions using its judgment and adjusts these accruals, as warranted, due to changing facts and circumstances.

New Accounting Pronouncements

See Note 1 "Significant Accounting Policies" included in Item 8 of this 10-K for a description of new accounting pronouncements applicable to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's earnings and financial condition are exposed to interest rate risk, credit quality risk, market valuation risk, foreign currency risk, commodity risk and operational risk.

Evaluation of Interest Rate and Credit Quality Risk

The Company manages interest rate risk by seeking to maintain a tight match between the durations of assets and liabilities when appropriate. The Company manages credit quality risk by seeking to maintain high average credit quality ratings and diversified sector exposure within its debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company's use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the Company expects these instruments to reduce overall risk.

Investments
The Company's investment portfolio supported the following products at December 31, 2022 and 2021:

In millions	2022	2021
Experience-rated products	$ 744	$ 957
Remaining products	23,147	25,185
Total investments [1]	$ 23,891	$ 26,142

[1] Includes long-term investments of $17 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" included in Item 8 of this 10-K for additional information.

Investment risks associated with experience-rated products generally do not impact the Company's operating results. The risks associated with investments supporting experience-rated pension and annuity products in the large case pensions business in the Company's Corporate/Other segment are assumed by the contract holders and not by the Company (subject to, among other things, certain minimum guarantees). Assets supporting experience-rated products may be subject to contract holder or participant withdrawals.

The debt securities in the Company's investment portfolio had an average credit quality rating of A at both December 31, 2022 and 2021, with a fair value of approximately $6.0 billion and $6.7 billion rated AAA at December 31, 2022 and 2021, respectively. The fair value of debt securities that were rated below investment grade (that is, having a credit quality rating below BBB-/Baa3) was $1.9 billion and $2.3 billion at December 31, 2022 and 2021, respectively (of which 1.6% and 2.0% at December 31, 2022 and 2021, respectively, supported experience-rated products).

At December 31, 2022 and 2021, the Company held $202 million and $305 million, respectively, of municipal debt securities that were guaranteed by third parties, representing 1% of total investments at both December 31, 2022 and 2021. These securities had an average credit quality rating of AA+ and AA at December 31, 2022 and 2021, respectively, with the guarantee. These securities had an average credit quality rating of A at both December 31, 2022 and 2021, respectively, without the guarantee. The Company does not have any significant concentration of investments with third party guarantors (either direct or indirect).

The Company generally classifies debt securities as available for sale, and carries them at fair value on the consolidated balance sheets. At both December 31, 2022 and 2021, less than 1% of debt securities were valued using inputs that reflect the Company's assumptions (categorized as Level 3 inputs in accordance with accounting principles generally accepted in the United States of America). See Note 4 "Fair Value" included in Item 8 of this 10-K for additional information on the methodologies and key assumptions used to determine the fair value of investments. For additional information related to investments, see Note 3 "Investments" included in Item 8 of this 10-K.

The Company regularly reviews debt securities in its portfolio to determine whether a decline in fair value below the cost basis or carrying value has occurred. If a debt security is in an unrealized loss position and the Company has the intent to sell the security, or it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis, the amortized cost basis of the security is written down to its fair value and the difference is recognized in net income. If a debt security is in an unrealized loss position and the Company does not have the intent to sell and it is more likely than not that the Company will not have to sell such security before recovery of its amortized cost basis, the Company bifurcates the impairment into credit-related and non-credit related components. The amount of the credit-related component is recorded as an allowance for credit losses and recognized in net income, and the amount of the non-credit related component is included in other comprehensive income (loss). The impairment of debt securities is considered a critical accounting policy. See "Critical Accounting Policies - Impairments of Debt Securities" in the MD&A included in Item 7 of this 10-K for additional information.

Evaluation of Market Valuation Risks

The Company regularly evaluates its risk from market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets and/or credit ratings/spreads. The Company also regularly evaluates the appropriateness of investments relative to management-approved investment guidelines (and operates within those guidelines) and the business objectives of its portfolios.

On a quarterly basis, the Company reviews the impact of hypothetical net losses in its investment portfolio on the Company's consolidated near-term financial condition, operating results and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices. Interest rate changes (whether resulting from changes in treasury yields or credit spreads or other factors) represent the most material risk exposure category for the Company. The Company has estimated the impact on the fair value of market sensitive instruments based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which the Company believes represents a moderately adverse scenario) for long-term debt issued by the Company, as well as its interest rate sensitive investments and an immediate decrease of 15% in prices for publicly traded domestic equity securities in the Company's investment portfolio.

Assuming an immediate increase of 100 basis points in interest rates, the theoretical decline in the fair values of market sensitive instruments at December 31, 2022 is as follows:

- The fair value of long-term debt issued by the Company would decline by approximately $2.9 billion ($3.6 billion pretax). Changes in the fair value of long-term debt do not impact the Company's operating results or financial condition.
- The theoretical reduction in the fair value of interest rate sensitive investments partially offset by the theoretical reduction in the fair value of interest rate sensitive liabilities would result in a net decline in fair value of approximately $595 million ($750 million pretax) related to continuing non-experience-rated products. Reductions in the fair value of investment securities would be reflected as an unrealized loss in equity, as the Company classifies these debt securities as available for sale. The Company does not record liabilities at fair value.

If the value of the Company's publicly traded domestic equity securities held within its investment portfolio were to decline by 15%, this would result in a net decline in fair value of $20 million ($26 million pretax).

Based on overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect consolidated near-term financial condition, operating results or cash flows as of December 31, 2022.

Evaluation of Foreign Currency and Commodity Risk

At December 31, 2022 and 2021, the Company did not have any material foreign currency exchange rate or commodity derivative instruments in place and believes its exposure to foreign currency exchange rate risk is not material.

Evaluation of Operational Risks

The Company also faces certain operational risks. Those risks include risks related to the COVID-19 pandemic and risks related to information security, including cybersecurity.

The spread of COVID-19, or actions taken to mitigate its spread, could have material and adverse effects on our ability to operate our businesses effectively, including as a result of the complete or partial closure of facilities or labor shortages. Disruptions in our supply chains, our distribution chains and/or public and private infrastructure, including communications, financial services and supply chains, could materially and adversely impact our business operations. We have transitioned a significant subset of our colleagues to a remote work environment in an effort to mitigate the spread of COVID-19, as have a significant number of our third-party service providers, which may amplify certain risks to our businesses, including an increased demand for information technology resources, increased risk of phishing and other cyber attacks, increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us or our medical members or other third-parties and increased risk of business interruptions.

The Company and its vendors have experienced diverse cyber attacks and expect to continue to experience cyber attacks going forward. As examples, the Company and its vendors have experienced attempts to gain access to systems, denial of service attacks, attempted malware infections, account takeovers, scanning activity and phishing emails. Attacks can originate from external criminals, terrorists, nation states or internal actors. The Company is dedicating and will continue to dedicate significant resources and incur significant expenses to maintain and update on an ongoing basis the systems and processes that are designed to mitigate the information security risks it faces and protect the security of its computer systems, software, networks and other technology assets against attempts by unauthorized parties to obtain access to confidential information, disrupt or degrade service or cause other damage. The impact of cyber attacks has not been material to the Company's operations or operating results through December 31, 2022. The Board and its Audit Committee and Nominating and Corporate Governance Committee are regularly informed regarding the Company's information security policies, practices and status.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Consolidated Statements of Operations

		For the Years Ended December 31,				
In millions, except per share amounts		**2022**		**2021**		**2020**
Revenues:						
Products	$	226,616	$	203,738	$	190,688
Premiums		85,330		76,132		69,364
Services		9,683		11,042		7,856
Net investment income		838		1,199		798
Total revenues		322,467		292,111		268,706
Operating costs:						
Cost of products sold		196,892		175,803		163,981
Benefit costs		71,281		64,260		55,679
Opioid litigation charges		5,803		—		—
Loss on assets held for sale		2,533		—		—
Store impairments		—		1,358		—
Goodwill impairment		—		431		—
Operating expenses		38,212		37,066		35,135
Total operating costs		314,721		278,918		254,795
Operating income		7,746		13,193		13,911
Interest expense		2,287		2,503		2,907
Loss on early extinguishment of debt		—		452		1,440
Other income		(169)		(182)		(206)
Income before income tax provision		5,628		10,420		9,770
Income tax provision		1,463		2,522		2,569
Income from continuing operations		4,165		7,898		7,201
Loss from discontinued operations, net of tax		—		—		(9)
Net income		4,165		7,898		7,192
Net (income) loss attributable to noncontrolling interests		(16)		12		(13)
Net income attributable to CVS Health	$	4,149	$	7,910	$	7,179
Basic earnings per share:						
Income from continuing operations attributable to CVS Health	$	3.16	$	6.00	$	5.49
Loss from discontinued operations attributable to CVS Health	$	—	$	—	$	(0.01)
Net income attributable to CVS Health	$	3.16	$	6.00	$	5.48
Weighted average basic shares outstanding		1,312		1,319		1,309
Diluted earnings per share:						
Income from continuing operations attributable to CVS Health	$	3.14	$	5.95	$	5.47
Loss from discontinued operations attributable to CVS Health	$	—	$	—	$	(0.01)
Net income attributable to CVS Health	$	3.14	$	5.95	$	5.46
Weighted average diluted shares outstanding		1,323		1,329		1,314
Dividends declared per share	$	2.20	$	2.00	$	2.00

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions	For the Years Ended December 31, 2022	2021	2020
Net income	$ 4,165	$ 7,898	$ 7,192
Other comprehensive income (loss), net of tax:			
Net unrealized investment gains (losses)	(2,279)	(436)	440
Foreign currency translation adjustments	—	(7)	3
Net cash flow hedges	17	(26)	(31)
Pension and other postretirement benefits	(168)	20	(17)
Other comprehensive income (loss)	(2,430)	(449)	395
Comprehensive income	1,735	7,449	7,587
Comprehensive (income) loss attributable to noncontrolling interests	(16)	12	(13)
Comprehensive income attributable to CVS Health	$ 1,719	$ 7,461	$ 7,574

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except per share amounts	At December 31,			
		2022		**2021**
Assets:				
Cash and cash equivalents	$	12,945	$	9,408
Investments		2,778		3,117
Accounts receivable, net		27,276		24,431
Inventories		19,090		17,760
Assets held for sale		908		—
Other current assets		2,685		5,292
Total current assets		65,682		60,008
Long-term investments		21,096		23,025
Property and equipment, net		12,873		12,896
Operating lease right-of-use assets		17,872		19,122
Goodwill		78,150		79,121
Intangible assets, net		24,754		29,026
Separate accounts assets		3,228		5,087
Other assets		4,620		4,714
Total assets	$	228,275	$	232,999
Liabilities:				
Accounts payable	$	14,838	$	12,544
Pharmacy claims and discounts payable		19,423		17,330
Health care costs payable		10,406		8,808
Policyholders' funds		1,500		4,301
Accrued expenses		18,745		17,670
Other insurance liabilities		1,140		1,303
Current portion of operating lease liabilities		1,678		1,646
Current portion of long-term debt		1,778		4,205
Liabilities held for sale		228		—
Total current liabilities		69,736		67,807
Long-term operating lease liabilities		16,800		18,177
Long-term debt		50,476		51,971
Deferred income taxes		3,880		6,270
Separate accounts liabilities		3,228		5,087
Other long-term insurance liabilities		6,108		6,402
Other long-term liabilities		6,732		1,904
Total liabilities		156,960		157,618
Commitments and contingencies (Note 16)				
Shareholders' equity:				
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding		—		—
Common stock, par value $0.01: 3,200 shares authorized; 1,758 shares issued and 1,300 shares outstanding at December 31, 2022 and 1,744 shares issued and 1,322 shares outstanding at December 31, 2021 and capital surplus		48,193		47,377
Treasury stock, at cost: 458 and 422 shares at December 31, 2022 and 2021		(31,858)		(28,173)
Retained earnings		56,145		54,906
Accumulated other comprehensive income (loss)		(1,465)		965
Total CVS Health shareholders' equity		71,015		75,075
Noncontrolling interests		300		306
Total shareholders' equity		71,315		75,381
Total liabilities and shareholders' equity	$	228,275	$	232,999

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In millions	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Cash receipts from customers	$ 313,662	$ 284,219	$ 264,327
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(189,766)	(165,783)	(158,636)
Insurance benefits paid	(69,728)	(63,598)	(55,124)
Cash paid to other suppliers and employees	(32,662)	(31,652)	(29,763)
Interest and investment income received	1,026	743	894
Interest paid	(2,239)	(2,469)	(2,904)
Income taxes paid	(4,116)	(3,195)	(2,929)
Net cash provided by operating activities	16,177	18,265	15,865
Cash flows from investing activities:			
Proceeds from sales and maturities of investments	6,729	7,246	6,467
Purchases of investments	(7,746)	(9,963)	(9,639)
Purchases of property and equipment	(2,727)	(2,520)	(2,437)
Proceeds from sale-leaseback transactions	—	—	101
Acquisitions (net of cash acquired)	(139)	(146)	(866)
Proceeds from sale of subsidiaries (net of cash and restricted cash sold of $2,854, $0 and $9)	(1,249)	—	840
Other	85	122	—
Net cash used in investing activities	(5,047)	(5,261)	(5,534)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	987	9,958
Repayments of long-term debt	(4,211)	(10,254)	(15,631)
Derivative settlements	—	—	(7)
Repurchase of common stock	(3,500)	—	—
Dividends paid	(2,907)	(2,625)	(2,624)
Proceeds from exercise of stock options	551	549	264
Payments for taxes related to net share settlement of equity awards	(370)	(168)	(88)
Other	(79)	155	432
Net cash used in financing activities	(10,516)	(11,356)	(7,696)
Net increase in cash, cash equivalents and restricted cash	614	1,648	2,635
Cash, cash equivalents and restricted cash at the beginning of the period	12,691	11,043	8,408
Cash, cash equivalents and restricted cash at the end of the period	$ 13,305	$ 12,691	$ 11,043

In millions	For the Years Ended December 31,		
	2022	2021	2020
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 4,165	$ 7,898	$ 7,192
Adjustments required to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,247	4,512	4,441
Loss on assets held for sale	2,533	—	—
Store impairments	—	1,358	—
Goodwill impairment	—	431	—
Stock-based compensation	447	484	400
Gain on sale of subsidiaries	(475)	—	(269)
Loss on early extinguishment of debt	—	452	1,440
Deferred income taxes	(2,075)	(428)	(570)
Other noncash items	332	(390)	72
Change in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(2,971)	(2,703)	(1,510)
Inventories	(1,435)	735	(973)
Other assets	(566)	(3)	364
Accounts payable and pharmacy claims and discounts payable	4,260	2,898	2,769
Health care costs payable and other insurance liabilities	1,247	169	(231)
Other liabilities	6,468	2,852	2,740
Net cash provided by operating activities	$ 16,177	$ 18,265	$ 15,865

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Number of shares outstanding		Common Stock and Capital Surplus [2]	Treasury Stock [1]	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total CVS Health Shareholders' Equity	Noncontrolling Interests	Total Shareholders' Equity
	Attributable to CVS Health								
In millions	Common Shares	Treasury Shares [1]							
Balance at December 31, 2019	1,727	(425)	$ 45,972	$ (28,235)	$ 45,108	$ 1,019	$ 63,864	$ 306	$ 64,170
Adoption of new accounting standard [3]	—	—	—	—	(3)	—	(3)	—	(3)
Net income	—	—	—	—	7,179	—	7,179	13	7,192
Other comprehensive income (Note 13)	—	—	—	—	—	395	395	—	395
Stock option activity, stock awards and other	6	—	541	—	—	—	541	—	541
ESPP issuances, net of purchase of treasury shares	—	2	—	57	—	—	57	—	57
Common stock dividends	—	—	—	—	(2,644)	—	(2,644)	—	(2,644)
Other decreases in noncontrolling interests	—	—	—	—	—	—	—	(7)	(7)
Balance at December 31, 2020	1,733	(423)	46,513	(28,178)	49,640	1,414	69,389	312	69,701
Net income	—	—	—	—	7,910	—	7,910	(12)	7,898
Other comprehensive loss (Note 13)	—	—	—	—	—	(449)	(449)	—	(449)
Stock option activity, stock awards and other	11	—	864	—	—	—	864	—	864
ESPP issuances, net of purchase of treasury shares	—	1	—	5	—	—	5	—	5
Common stock dividends	—	—	—	—	(2,644)	—	(2,644)	—	(2,644)
Other increases in noncontrolling interests	—	—	—	—	—	—	—	6	6
Balance at December 31, 2021	1,744	(422)	47,377	(28,173)	54,906	965	75,075	306	75,381
Net income	—	—	—	—	4,149	—	4,149	16	4,165
Other comprehensive loss (Note 13)	—	—	—	—	—	(2,430)	(2,430)	—	(2,430)
Stock option activity, stock awards and other	14	—	816	—	—	—	816	—	816
Purchase of treasury shares, net of ESPP issuances	—	(36)	—	(3,685)	—	—	(3,685)	—	(3,685)
Common stock dividends	—	—	—	—	(2,910)	—	(2,910)	—	(2,910)
Other decreases in noncontrolling interests	—	—	—	—	—	—	—	(22)	(22)
Balance at December 31, 2022	1,758	(458)	$ 48,193	$ (31,858)	$ 56,145	$ (1,465)	$ 71,015	$ 300	$ 71,315

(1) Treasury shares include 1 million shares held in trust for each of the years ended December 31, 2022, 2021 and 2020. Treasury stock includes $29 million related to shares held in trust for each of the years ended December 31, 2022, 2021 and 2020. See Note 1 "Significant Accounting Policies" for additional information.

(2) Common stock and capital surplus includes the par value of common stock of $18 million as of December 31, 2022 and $17 million as of December 31, 2021 and 2020.

(3) Reflects the adoption of Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses* (Topic 326), which resulted in a reduction to retained earnings of $3 million during the year ended December 31, 2020.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.   Significant Accounting Policies

Description of Business

CVS Health Corporation, together with its subsidiaries (collectively, "CVS Health" or the "Company"), has more than 9,000 retail locations, more than 1,100 walk-in medical clinics, a leading pharmacy benefits manager with over 110 million plan members with expanding specialty pharmacy solutions and a dedicated senior pharmacy care business serving more than one million patients per year. The Company also serves an estimated 35 million people through traditional, voluntary and consumer-directed health insurance products and related services, including expanding Medicare Advantage offerings and a leading standalone Medicare Part D prescription drug plan ("PDP"). The Company believes its integrated health care model increases access to quality care, delivers better health outcomes and lowers overall health care costs.

The coronavirus disease 2019 ("COVID-19") and its emerging new variants continue to impact the economies of the U.S. and other countries around the world. The impact of COVID-19 on the Company's businesses, operating results, cash flows and financial condition in the years ended December 31, 2022, 2021 and 2020, as well as information regarding certain expected impacts of COVID-19 on the Company, is discussed throughout this Annual Report on Form 10-K.

The Company has four reportable segments: Health Care Benefits, Pharmacy Services, Retail/LTC and Corporate/Other, which are described below.

Health Care Benefits Segment
The Health Care Benefits segment operates as one of the nation's leading diversified health care benefits providers. The Health Care Benefits segment has the information and resources to help members, in consultation with their health care professionals, make more informed decisions about their health care. The Health Care Benefits segment offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental and behavioral health plans, medical management capabilities, Medicare Advantage and Medicare Supplement plans, PDPs, Medicaid health care management services and health information technology products and services. The Health Care Benefits segment also provided workers' compensation administrative services through its Coventry Health Care Workers' Compensation business ("Workers' Compensation business") prior to the sale of this business on July 31, 2020. The Health Care Benefits segment's customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers ("providers"), governmental units, government-sponsored plans, labor groups and expatriates. The Company refers to insurance products (where it assumes all or a majority of the risk for medical and dental care costs) as "Insured" and administrative services contract products (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs) as "ASC." In addition, effective January 2022, the Company entered the individual public health insurance exchanges ("Public Exchanges") in eight states through which it sells Insured plans directly to individual consumers. The Company entered Public Exchanges in four additional states effective January 2023.

Pharmacy Services Segment
The Pharmacy Services segment provides a full range of pharmacy benefit management ("PBM") solutions, including plan design offerings and administration, formulary management, retail pharmacy network management services and mail order pharmacy. In addition, through the Pharmacy Services segment, the Company provides specialty pharmacy and infusion services, clinical services, disease management services, medical spend management and pharmacy and/or other administrative services for providers and federal 340B drug pricing program covered entities ("Covered Entities"). The Company operates a group purchasing organization that negotiates pricing for the purchase of pharmaceuticals and rebates with pharmaceutical manufacturers on behalf of its participants. The Company also provides various administrative, management and reporting services to pharmaceutical manufacturers. The Pharmacy Services segment's clients are primarily employers, insurance companies, unions, government employee groups, health plans, PDPs, Medicaid managed care plans, plans offered on Public Exchanges and private health insurance exchanges, other sponsors of health benefit plans throughout the United States and Covered Entities. The Pharmacy Services segment operates retail specialty pharmacy stores, specialty mail order pharmacies, mail order dispensing pharmacies, compounding pharmacies and branches for infusion and enteral nutrition services.

Retail/LTC Segment
The Retail/LTC segment sells prescription drugs and a wide assortment of health and wellness products and general merchandise, provides health care services through its MinuteClinic® walk-in medical clinics, provides medical diagnostic testing, administers vaccinations for illnesses such as influenza, COVID-19 and shingles and conducts long-term care pharmacy ("LTC") operations, which distribute prescription drugs and provide related pharmacy consulting and other ancillary services to

long-term care facilities and other care settings. As of December 31, 2022, the Retail/LTC segment operated more than 9,000 retail locations, more than 1,100 MinuteClinic locations as well as online retail pharmacy websites, LTC pharmacies and on-site pharmacies.

Corporate/Other Segment

The Company presents the remainder of its financial results in the Corporate/Other segment, which primarily consists of:

- Management and administrative expenses to support the Company's overall operations, which include certain aspects of executive management and the corporate relations, legal, compliance, human resources, information technology and finance departments, expenses associated with the Company's investments in its transformation and enterprise modernization programs and acquisition-related integration costs; and

- Products for which the Company no longer solicits or accepts new customers such as its large case pensions and long-term care insurance products.

Basis of Presentation

The accompanying consolidated financial statements of CVS Health and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest entities ("VIEs") for which the Company is the primary beneficiary. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased. The Company invests in short-term money market funds, commercial paper and time deposits, as well as other debt securities that are classified as cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash.

Restricted Cash

Restricted cash included in other current assets on the consolidated balance sheets represents funds held on behalf of members, including health savings account ("HSA") funds associated with high deductible health plans. Restricted cash included in other assets on the consolidated balance sheets represents amounts held in a trust in one of the Company's captive insurance companies to satisfy collateral requirements associated with the assignment of certain insurance policies. All restricted cash is invested in time deposits and money market funds.

The following is a reconciliation of cash and cash equivalents on the consolidated balance sheets to total cash, cash equivalents and restricted cash on the consolidated statements of cash flows as of December 31, 2022, 2021 and 2020:

In millions	2022	2021	2020
Cash and cash equivalents	$ 12,945	$ 9,408	$ 7,854
Restricted cash (included in other current assets)	144	3,065	2,913
Restricted cash (included in other assets)	216	218	276
Total cash, cash equivalents and restricted cash in the consolidated statements of cash flows	$ 13,305	$ 12,691	$ 11,043

The decrease in restricted cash included in other current assets as of December 31, 2022 compared to December 31, 2021 was primarily due to a decrease in HSA funds held on behalf of customers as a result of the sale of Payflex Holdings, Inc. ("PayFlex"). See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information on the Company's sale of PayFlex.

Investments

Debt Securities
Debt securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless the Company intends to sell an investment within the next twelve months, in which case it is classified as current on the consolidated balance sheets. Debt securities are classified as available for sale and are carried at fair value. See Note 4 ''Fair Value'' for additional information on how the Company estimates the fair value of these investments.

If a debt security is in an unrealized loss position and the Company has the intent to sell the security, or it is more likely than not that the Company will have to sell the security before recovery of its amortized cost basis, the amortized cost basis of the security is written down to its fair value and the difference is recognized in net income. If a debt security is in an unrealized loss position and the Company does not have the intent to sell and it is more likely than not that the Company will not have to sell such security before recovery of its amortized cost basis, the Company bifurcates the impairment into credit-related and non-credit related (yield-related) components. In evaluating whether a credit related loss exists, the Company considers a variety of factors including: the extent to which the fair value is less than the amortized cost basis; adverse conditions specifically related to the issuer of a security, an industry or geographic area; the payment structure of the security; the failure of the issuer of the security to make scheduled interest or principal payments; and any changes to the rating of the security by a rating agency. The amount of the credit-related component is recorded as an allowance for credit losses and recognized in net income, and the amount of the non-credit related component is included in other comprehensive income (loss). Interest is not accrued on debt securities when management believes the collection of interest is unlikely.

The credit-related component is determined by comparing the present value of cash flows expected to be collected from the security, considering all reasonably available information relevant to the collectability of the security, with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, the Company records an allowance for credit losses, which is limited by the amount that the fair value is less than amortized cost basis.

For mortgage-backed and other asset-backed securities, the Company recognizes income using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The Company's investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security, with adjustments recognized in net income.

Equity Securities
Equity securities with readily available fair values are measured at fair value with changes in fair value recognized in net income.

Mortgage Loans
Mortgage loan investments on the consolidated balance sheets are valued at the unpaid principal balance, net of an allowance for credit losses. Mortgage loans with a maturity date or a committed prepayment date within twelve months are classified as current on the consolidated balance sheets. The Company assesses whether its loans share similar risk characteristics and, if so, groups such loans in a risk pool when measuring expected credit losses. The Company considers the following characteristics when evaluating whether its loans share similar risk characteristics: loan-to-value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property condition.

Credit loss reserves are determined using a loss rate method that multiplies the unpaid principal balance of each loan within a risk pool group by an estimated loss rate percentage. The loss rate percentage considers both the expected loan loss severity and the probability of loan default. For periods where the Company is able to make or obtain reasonable and supportable forecasts of expected economic conditions (e.g., gross domestic product, employment), the Company adjusts its expected loss rates to reflect these forecasted economic conditions. For periods beyond which the Company is able to make or obtain reasonable and supportable forecasts of expected economic conditions, the Company reverts to historical loss rates in determining expected credit losses.

Interest income on a potential problem loan (i.e., high probability of default) or restructured loan is accrued to the extent it is deemed to be collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure) is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal.

Other Investments

Other investments consist primarily of the following:

- Private equity and hedge fund limited partnerships, which are accounted for using the equity method of accounting. Under this method, the carrying value of the investment is based on the value of the Company's equity ownership of the underlying investment funds provided by the general partner or manager of the investments, the financial statements of which generally are audited. As a result of the timing of the receipt of the valuation information provided by the fund managers, these investments are generally reported on up to a three month lag. The Company reviews investments for impairment at least quarterly and monitors their performance throughout the year through discussions with the administrators, managers and/or general partners. If the Company becomes aware of an impairment of a limited partnership's investments through its review or prior to receiving the limited partnership's financial statements at the financial statement date, an impairment will be recognized by recording a reduction in the carrying value of the limited partnership with a corresponding charge to net investment income.

- Investment real estate, which is carried on the consolidated balance sheets at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any real estate investment is considered held-for-sale, it is carried at the lower of its carrying value or fair value less estimated selling costs. The Company generally estimates fair value using net operating income and applying a capitalization rate in conjunction with comparable sales information. At the time of the sale, the difference between the sales price and the carrying value is recorded as a realized capital gain or loss.

- Privately-placed equity securities, which are carried on the consolidated balance sheets at cost less impairments, plus or minus subsequent adjustments for observable price changes. Additionally, as a member of the Federal Home Loan Bank of Boston ("FHLBB"), a subsidiary of the Company is required to purchase and hold shares of the FHLBB. These shares are restricted and carried at cost.

Net Investment Income

Net investment income on the Company's investments is recorded when earned and is reflected in the Company's net income (other than net investment income on assets supporting experience-rated products). Experience-rated products are products in the large case pensions business where the contract holder, not the Company, assumes investment and other risks, subject to, among other things, minimum guarantees provided by the Company. The effect of investment performance on experience-rated products is allocated to contract holders' accounts daily, based on the underlying investment experience and, therefore, does not impact the Company's net income (as long as the contract's minimum guarantees are not triggered). Net investment income on assets supporting large case pensions' experience-rated products is included in net investment income in the consolidated statements of operations and is credited to contract holders' accounts through a charge to benefit costs. The contract holders' accounts are reflected in policyholders' funds on the consolidated balance sheets.

Realized capital gains and losses on investments (other than realized capital gains and losses on investments supporting experience-rated products) are included as a component of net investment income in the consolidated statements of operations. Realized capital gains and losses are determined on a specific identification basis. Purchases and sales of debt and equity securities and alternative investments are reflected on the trade date. Purchases and sales of mortgage loans and investment real estate are reflected on the closing date.

Realized capital gains and losses on investments supporting large case pensions' experience-rated products are not included in realized capital gains and losses in the consolidated statements of operations and instead are credited directly to contract holders' accounts. The contract holders' accounts are reflected in policyholders' funds on the consolidated balance sheets.

Unrealized capital gains and losses on investments (other than unrealized capital gains and losses on investments supporting experience-rated products) are reflected in shareholders' equity, net of tax, as a component of accumulated other comprehensive income (loss). Unrealized capital gains and losses on investments supporting large case pensions' experience-rated products are credited directly to contract holders' accounts. The contract holders' accounts are reflected in policyholders' funds on the consolidated balance sheets.

Derivative Financial Instruments

The Company uses derivative financial instruments in order to manage interest rate and foreign exchange risk and credit exposure. The Company's use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps.

Accounts Receivable

Accounts receivable are stated net of allowances for credit losses, customer credit allowances, contractual allowances and estimated terminations. Accounts receivable, net was composed of the following at December 31, 2022 and 2021:

In millions	2022	2021
Trade receivables	$ 8,983	$ 7,932
Vendor and manufacturer receivables	12,395	10,573
Premium receivables	2,676	2,537
Other receivables	3,449	3,389
Total accounts receivable, net [1]	$ 27,503	$ 24,431

(1)   Includes accounts receivable of $227 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

The Company's allowance for credit losses was $333 million and $339 million as of December 31, 2022 and 2021, respectively. When developing an estimate of the Company's expected credit losses, the Company considers all available relevant information regarding the collectability of cash flows, including historical information, current conditions and reasonable and supportable forecasts of future economic conditions over the contractual life of the receivable. The Company's accounts receivable are short duration in nature and typically settle in less than 30 days.

Inventories

Inventories are valued at the lower of cost or net realizable value using the weighted average cost method. Physical inventory counts are taken on a regular basis in each retail store and LTC pharmacy, and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current physical inventory trends.

Reinsurance Recoverables

The Company utilizes reinsurance agreements primarily to: (a) reduce required capital and (b) facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit the Company to recover a portion of its losses from reinsurers, although they do not discharge the Company's primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses; however, the Company does not expect charges for unrecoverable reinsurance to have a material effect on its consolidated operating results or financial condition. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. At December 31, 2022, the Company's reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations. Reinsurance recoverables are recorded as other current assets or other assets on the consolidated balance sheets.

Health Care Contract Acquisition Costs

Insurance products included in the Health Care Benefits segment are cancellable by either the customer or the member monthly upon written notice. Acquisition costs related to prepaid health care and health indemnity contracts are generally expensed as incurred. Acquisition costs for certain long-duration insurance contracts are deferred and are recorded as other current assets or other assets on the consolidated balance sheets and are amortized over the estimated life of the contracts. The amortization of deferred acquisition costs is recorded in operating expenses in the consolidated statements of operations. At December 31, 2022 and 2021, the balance of deferred acquisition costs was $1.2 billion and $895 million, respectively, comprised primarily of commissions paid on Medicare Supplement products within the Health Care Benefits segment.

Property and Equipment

Property and equipment is reported at historical cost, net of accumulated depreciation. Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 1 to 40 years for buildings, building improvements and leasehold improvements and 3 to 10 years for fixtures, equipment and internally developed software. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Application development stage costs for significant internally developed software projects are capitalized and depreciated.

Property and equipment consisted of the following at December 31, 2022 and 2021:

In millions		2022		2021
Land	$	1,996	$	2,038
Building and improvements		4,545		4,225
Fixtures and equipment		12,978		13,619
Leasehold improvements		6,238		6,242
Software		8,843		7,426
Total property and equipment		34,600		33,550
Accumulated depreciation and amortization		(21,483)		(20,654)
Property and equipment, net [(1)]	$	13,117	$	12,896

---

(1) Includes property and equipment of $244 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

Depreciation expense (which includes the amortization of property and equipment under finance or capital leases) totaled $2.4 billion, $2.3 billion and $2.1 billion for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2021, the Company recorded an impairment on property and equipment of $261 million in connection with the planned closure of certain retail stores. See Note 6 "Leases" for additional information about these impairment charges as well as the Company's finance leases.

Right-of-Use Assets and Lease Liabilities

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease, renewal date of the lease or significant remodeling of the lease space based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company's leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and are reduced by lease incentives.

The Company's real estate leases typically contain options that permit renewals for additional periods of up to five years each. For real estate leases, the options to extend are not considered reasonably certain at lease commencement because the Company reevaluates each lease on a regular basis to consider the economic and strategic incentives of exercising the renewal options and regularly opens or closes stores to align with its operating strategy. Generally, the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability. Similarly, renewal options are not included in the lease term for non-real estate leases because they are not considered reasonably certain of being exercised at lease commencement. Leases with an initial term of 12 months or less are not recorded on the balance sheets, and lease expense is recognized on a straight-line basis over the term of the short-term lease.

For real estate leases, the Company accounts for lease components and nonlease components as a single lease component. Certain real estate leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed as incurred as variable lease costs. Other real estate leases contain one fixed lease payment that includes real estate taxes, common area maintenance and insurance. These fixed payments are considered part of the lease payment and included in the right-of-use assets and lease liabilities.

See Note 6 "Leases" for additional information about right-of-use assets and lease liabilities.

Goodwill

The Company accounts for business combinations using the acquisition method of accounting, which requires the excess cost of an acquisition over the fair value of net assets acquired and identifiable intangible assets to be recorded as goodwill.

Goodwill is not amortized, but is subject to impairment reviews annually, or more frequently, if necessary, as further described in "Recoverability of Long-Lived Assets" below. See Note 5 "Goodwill and Other Intangibles" for additional information about goodwill.

Intangible Assets

The Company's identifiable intangible assets consist primarily of trademarks, trade names, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired ("VOBA"). These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates.

The Company's definite-lived intangible assets are amortized over their estimated useful lives based upon the pattern of future cash flows attributable to the asset. Other than VOBA, definite-lived intangible assets are amortized using the straight-line method. VOBA is amortized over the expected life of the acquired contracts in proportion to estimated premiums. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary, as further described in "Recoverability of Long-Lived Assets" below.

See Note 5 "Goodwill and Other Intangibles" for additional information about intangible assets.

Recoverability of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, excluding goodwill and indefinite-lived intangible assets, which are tested for impairment using separate tests described below, whenever events or changes in circumstances indicate that the carrying value of such asset may not be recoverable. The Company groups and evaluates these long-lived assets for impairment at the lowest level at which individual cash flows can be identified. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group's estimated future cash flows (discounted). If required, an impairment loss is recorded for the portion of the asset group's carrying value that exceeds the asset group's estimated future cash flows (discounted).

During the year ended December 31, 2022, the Company recorded office real estate optimization charges of $117 million primarily related to the abandonment of leased real estate and the related right-of-use assets and property and equipment in connection with the planned reduction of corporate office real estate space in response to its new flexible work arrangement.

During the year ended December 31, 2021, the Company recorded a store impairment charge of approximately $1.4 billion primarily related to the write down of operating lease right-of-use assets and property and equipment in connection with the planned closure of approximately 900 retail stores between 2022 and 2024. There were no material impairment charges recognized on long-lived assets during the year ended December 31, 2020.

See Note 6 "Leases" for additional information about the right-of-use asset charges.

When evaluating goodwill for potential impairment, the Company compares the fair value of its reporting units to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a discounted cash flow method and a market multiple method. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. During the third quarter of both 2022 and 2020, the Company performed its required annual impairment tests of goodwill and concluded there were no goodwill impairments as of the testing dates or during the years ended December 31, 2022 and 2020. During the third quarter of 2021, the Company performed its required annual impairment tests of goodwill, the results of which indicated an impairment of the goodwill associated with the LTC reporting unit. Accordingly, during the third quarter of 2021, the Company recorded a $431 million goodwill impairment charge on the remaining goodwill of the LTC reporting unit. The results of the impairment tests indicated that there was no impairment of goodwill of the remaining reporting units as of the testing date or during the year ended December 31, 2021. See Note 5 "Goodwill and Other Intangibles" for additional information about the goodwill impairment charge recorded during the year ended December 31, 2021.

Indefinite-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinite-lived trademarks using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no impairment losses recognized on indefinite-lived intangible assets in any of the years ended December 31, 2022, 2021 or 2020.

Separate Accounts

Separate Accounts assets and liabilities related to large case pensions products represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Net investment income (including net realized capital gains and losses) accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from the Company's other businesses. Deposits, withdrawals and net investment income (including net realized and net unrealized capital gains and losses) on Separate Accounts assets are not reflected in the consolidated statements of operations or cash flows. Management fees charged to contract holders are included in services revenue and recognized over the period earned.

Health Care Costs Payable

Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs, other amounts due to providers pursuant to risk-sharing arrangements related to the Health Care Benefits segment's Insured Commercial, Medicare and Medicaid products and accruals for state assessments. Unpaid health care claims include an estimate of payments the Company will make for (i) services rendered to the Company's Insured members but not yet reported to the Company and (ii) claims which have been reported to the Company but not yet paid, each as of the financial statement date (collectively, "IBNR"). Health care costs payable also include an estimate of the cost of services that will continue to be rendered after the financial statement date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of medical services, claim inventory levels, changes in Insured membership and product mix, seasonality and other relevant factors. The Company reflects changes in these estimates in benefit costs in the Company's consolidated operating results in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the volume of medical services provided to the Insured member. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the financial statement date.

The Company develops its estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, the Company considers the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate (the year-over-year change in per member per month health care costs) to be the most critical assumptions. In developing its IBNR estimate, the Company consistently applies these actuarial principles and assumptions each period, with consideration to the variability of related factors. There have been no significant changes to the methodologies or assumptions used to develop the Company's estimate of IBNR in 2022.

The Company analyzes historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate "completion factors." The Company uses completion factors predominantly to estimate the ultimate cost of claims incurred more than three months before the financial statement date. The Company estimates completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer after the date of service before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month's incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents the Company's estimate of claims remaining to be paid as of the financial statement date and is included in the Company's health care costs payable. The completion factors the Company uses reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in Insured membership and changes in product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using the Company's completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

Because claims incurred within three months before the financial statement date are less mature, the Company uses a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred for these months. The Company applies its actuarial judgment and places a greater emphasis on the assumed health care cost trend rate for the most recent claim incurred dates as these months may be influenced by seasonal patterns and changes in membership and product mix.

The Company's health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services. Many factors influence the health care cost trend rate, including the Company's ability to manage benefit costs through product design, negotiation of favorable provider contracts and medical management programs, as well as the mix of the Company's business. The health status of the Company's Insured members, aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and the Company's health care cost trend rate.

For each reporting period, the Company uses an extensive degree of judgment in the process of estimating its health care costs payable. As a result, considerable variability and uncertainty is inherent in such estimates, particularly with respect to claims with claim incurred dates of three months or less before the financial statement date; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period the Company recognizes the actuarial best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. The Company believes its estimate of health care costs payable is reasonable and adequate to cover its obligations at December 31, 2022; however, actual claim payments may differ from the Company's estimates. A worsening (or improvement) of the Company's health care cost trend rates or changes in completion factors from those that the Company assumed in estimating health care costs payable at December 31, 2022 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, the Company re-examines previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that the Company's estimates of health care costs payable could develop either favorably (that is, its actual benefit costs for the period were less than estimated) or unfavorably. The changes in the Company's estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. For a roll forward of the Company's health care costs payable, see Note 7 "Health Care Costs Payable." The Company's reserving practice is to consistently recognize the actuarial best estimate of its ultimate liability for health care costs payable.

Other Insurance Liabilities

Unpaid Claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for IBNR as of the financial statement date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the Company's estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. The Company develops its estimate of IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and life insurance waiver of premium contracts. The discount rates generally reflect the Company's expected investment returns for the investments supporting all incurral years of these liabilities. The discount rates for retrospectively-rated contracts are set at contractually specified levels. The Company's estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in the consolidated statements of operations in the period they are determined. The Company estimates its reserve for claims IBNR for life products largely based on completion factors. The completion factors used are based on the Company's historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. There have been no significant changes to the methodologies or assumptions used to develop the Company's estimate of unpaid claims IBNR in 2022. As of December 31, 2022, unpaid claims balances of $243 million and $1.1 billion were recorded in other insurance liabilities and other long-term insurance liabilities, respectively. As of December 31, 2021, unpaid claims balances of $324 million and $1.3 billion were recorded in other insurance liabilities and other long-term insurance liabilities, respectively.

Substantially all life and disability insurance liabilities have been fully ceded to unrelated third parties through indemnity reinsurance agreements; however, the Company remains directly obligated to the policyholders.

Future Policy Benefits

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts and long-term care insurance contracts. Reserves for limited payment pension and annuity contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 3.0% to 11.3% in both the years ended December 31, 2022 and 2021. The Company periodically reviews mortality assumptions against both industry standards and its experience. Reserves for long-duration long-term care contracts represent the Company's estimate of the present value of future benefits and essential maintenance expenses to be paid to or on behalf of policyholders less the present value of future gross premiums. The assumed interest rate on such contracts was 4.9% and 5.1% in the years ended December 31, 2022 and 2021, respectively. The Company's estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions. As of December 31, 2022, future policy benefits balances of $385 million and $5.0 billion were recorded in other insurance liabilities and other long-term insurance liabilities, respectively. As of December 31, 2021, future policy benefits balances of $416 million and $5.1 billion were recorded in other insurance liabilities and other long-term insurance liabilities, respectively.

Premium Deficiency Reserves

The Company evaluates its insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss is recognized when it is probable that expected future claims, including maintenance costs (for example, direct costs such as claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is not considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts. The Company did not have any premium deficiency reserves as of December 31, 2022. As of December 31, 2021, the Company established a premium deficiency reserve of $16 million related to Medicaid products in the Health Care Benefits segment.

Policyholders' Funds

Policyholders' funds consist primarily of reserves for pension and annuity investment contracts and customer funds associated with certain health contracts. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus interest credited thereon, net of experience-rated adjustments. In both 2022 and 2021, interest rates for pension and annuity investment contracts ranged from 3.5% to 4.8%. Reserves for contracts subject to experience rating reflect the Company's rights as well as the rights of policyholders and plan participants. The Company also held funds for HSAs on behalf of members associated with high deductible health plans prior to the sale of PayFlex in June 2022. These amounts were held to pay for qualified health care expenses incurred by these members. At December 31, 2022, the Company did not hold any HSA funds as a result of the PayFlex sale. The HSA balance was approximately $2.9 billion at December 31, 2021 and was reflected in other current assets with a corresponding liability in policyholders' funds. These assets were considered restricted cash for cash flow statement purposes.

Policyholders' funds liabilities that are expected to be paid within twelve months from the balance sheet date are classified as current on the consolidated balance sheets. Policyholders' funds liabilities that are expected to be paid greater than twelve months from the balance sheet date are included in other long-term liabilities on the consolidated balance sheets.

Self-Insurance Liabilities

The Company is self-insured for certain losses related to general liability, workers' compensation and auto liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company is also self-insured for certain losses related to health and medical liabilities. The Company's self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company's historical claims experience. As of both December 31, 2022 and 2021, self-insurance liabilities totaled $1.1 billion and were recorded in accrued expenses and other long-term liabilities on the consolidated balance sheets.

Foreign Currency Translation and Transactions

For non-U.S. dollar functional currency locations, (i) assets and liabilities are translated at end-of-period exchange rates, (ii) revenues and expenses are translated at average exchange rates in effect during the period and (iii) equity is translated at historical exchange rates. The resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income (loss).

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary balance sheet accounts which are remeasured at historical exchange rates. Revenues and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the nonmonetary balance sheet amounts which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in net income.

Gains and losses from foreign currency transactions and the effects of foreign currency remeasurements were not material in the years ended December 31, 2022, 2021 or 2020.

Revenue Recognition

Health Care Benefits Segment
Health Care Benefits revenue is principally derived from insurance premiums and fees billed to customers. Revenue is recognized based on customer billings, which, in the Company's Commercial business, reflect contracted rates per member and the number of covered members recorded in the Company's records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. Revenue related to the Company's Government business is collected monthly from the U.S. federal government and various government agencies based on fixed payment rates and member eligibility.

The Company's billings may be subsequently adjusted to reflect enrollment changes due to member terminations or other factors. These adjustments are known as retroactivity adjustments. In each period, the Company estimates the amount of future retroactivity and adjusts the recorded revenue accordingly. As information regarding actual retroactivity amounts becomes known, the Company refines its estimates and records any required adjustments to revenues in the period in which they arise.

Premium Revenue
Premiums are recognized as revenue in the month in which the enrollee is entitled to receive health care services. Premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Additionally, premium revenue subject to the minimum medical loss ratio ("MLR") rebate requirements of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, the "ACA") is recorded net of the estimated minimum MLR rebates for the current calendar year. Premiums related to unexpired contractual coverage periods (unearned premiums) are reported as other insurance liabilities on the consolidated balance sheets and recognized as revenue when earned.

Some of the Company's contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of Insured members. Such adjustments are reasonably estimable at the outset of the contract, and adjustments to those estimates are made based on actual experience of the customer emerging under the contract and the terms of the underlying contract.

Services Revenue
Services revenue relates to contracts that can include various combinations of services or series of services which generally are capable of being distinct and accounted for as separate performance obligations. The Health Care Benefits segment's services revenue primarily consists of ASC fees received in exchange for performing certain claim processing and member services for ASC members. ASC fee revenue is recognized over the period the service is provided. Some of the Company's administrative services contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's benefit claim experience will fall within a certain range. With any of these guarantees, the Company is financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk typically is limited to a percentage of the fees otherwise payable to the Company by the customer involved. Each period the Company estimates its obligations under the terms of these guarantees and records its estimate as an offset to services revenues.

Accounting for Medicare Part D
Revenues include insurance premiums earned by the Company's PDPs, which are determined based on the PDP's annual bid and related contractual arrangements with the U.S. Centers for Medicare & Medicaid Services ("CMS"). The insurance

premiums include a beneficiary premium, which is the responsibility of the PDP member, and can be subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially recorded within other insurance liabilities and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

Revenues also include a risk-sharing feature of the Medicare Part D program design referred to as the risk corridor. The Company estimates variable consideration in the form of amounts payable to, or receivable from, CMS under the risk corridor, and adjusts revenue based on calculations of additional subsidies to be received from or owed to CMS at the end of the reporting year.

In addition to Medicare Part D premiums, the Company receives additional payments each month from CMS related to catastrophic reinsurance, low-income cost-sharing subsidies and coverage gap benefits. If the subsidies received differ from the amounts earned from actual prescriptions transferred, the difference is recorded in either accounts receivable, net or accrued expenses.

Pharmacy Services Segment
The Pharmacy Services segment sells prescription drugs directly through its mail service dispensing pharmacies and indirectly through the Company's retail pharmacy network. The Company's pharmacy benefit arrangements are accounted for in a manner consistent with a master supply arrangement as there are no contractual minimum volumes and each prescription is considered a separate purchasing decision and distinct performance obligation transferred at a point in time. PBM services performed in connection with each prescription claim are considered part of a single performance obligation which culminates in the dispensing of prescription drugs.

The Company recognizes revenue using the gross method at the contract price negotiated with its clients when the Company has concluded it controls the prescription drug before it is transferred to the client plan members. The Company controls prescriptions dispensed indirectly through its retail pharmacy network because it has separate contractual arrangements with those pharmacies, has discretion in setting the price for the transaction and assumes primary responsibility for fulfilling the promise to provide prescription drugs to its client plan members while also performing the related PBM services.

Revenues include (i) the portion of the price the client pays directly to the Company, net of any discounts earned on brand name drugs or other discounts and refunds paid back to the client (see "Drug Discounts" and "Guarantees" below), (ii) the price paid to the Company by client plan members for mail order prescriptions and the price paid to retail network pharmacies by client plan members for retail prescriptions ("retail co-payments"), and (iii) claims based administrative fees for retail pharmacy network contracts. Sales taxes are not included in revenues.

The Company recognizes revenue when control of the prescription drugs is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those prescription drugs. The Company has established the following revenue recognition policies for the Pharmacy Services segment:

- Revenues generated from prescription drugs sold by mail service dispensing pharmacies are recognized when the prescription drug is delivered to the client plan member. At the time of delivery, the Company has performed substantially all of its performance obligations under its client contracts and does not experience a significant level of returns or reshipments.
- Revenues generated from prescription drugs sold by third party pharmacies in the Company's retail pharmacy network and associated administrative fees are recognized at the Company's point-of-sale, which is when the claim is adjudicated by the Company's online claims processing system and the Company has transferred control of the prescription drug and completed all of its performance obligations.

For contracts under which the Company acts as an agent or does not control the prescription drugs prior to transfer to the client plan member, revenue is recognized using the net method.

Drug Discounts
The Company records revenue net of manufacturers' rebates earned by its clients based on their plan members' utilization of brand-name formulary drugs. The Company estimates these rebates at period-end based on actual and estimated claims data and its estimates of the manufacturers' rebates earned by its clients. The estimates are based on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. The Company adjusts its rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. Any cumulative effect of these adjustments is recorded against revenues at the time it is identified. Adjustments generally result from contract changes

with clients or manufacturers that have retroactive rebate adjustments, differences between the estimated and actual product mix subject to rebates, or whether the brand name drug was included in the applicable formulary. The effect of adjustments between estimated and actual manufacturers' rebate amounts has not been material to the Company's operating results or financial condition.

Guarantees

The Company also adjusts revenues for refunds owed to clients resulting from pricing guarantees and performance against defined service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts has not been material to the Company's operating results or financial condition.

Retail/LTC Segment
Retail Pharmacy

The Company's retail drugstores recognize revenue at the time the customer takes possession of the merchandise. For pharmacy sales, each prescription claim is its own arrangement with the customer and is a performance obligation, separate and distinct from other prescription claims under other retail network arrangements. Revenues are adjusted for refunds owed to third party payers resulting from pricing guarantees and performance against defined value-based service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts has not been material to the Company's operating results or financial condition.

Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred. Any amounts not expected to be redeemed by customers (i.e., breakage) are recognized based on historical redemption patterns.

Customer returns are not material to the Company's operating results or financial condition. Sales taxes are not included in revenues.

Loyalty and Other Programs

The Company's customer loyalty program, ExtraCare®, consists of two components, ExtraSavings™ and ExtraBucks® Rewards. ExtraSavings are coupons that are recorded as a reduction of revenue when redeemed as the Company concluded that they do not represent a promise to the customer to deliver additional goods or services at the time of issuance because they are not tied to a specific transaction or spending level.

ExtraBucks Rewards are accumulated by customers based on their historical spending levels. Thus, the Company has determined that there is an additional performance obligation to those customers at the time of the initial transaction. The Company allocates the transaction price to the initial transaction and the ExtraBucks Rewards transaction based upon the relative standalone selling price, which considers historical redemption patterns for the rewards. Revenue allocated to ExtraBucks Rewards is recognized as those rewards are redeemed. At the end of each period, unredeemed ExtraBucks Rewards are reflected as a contract liability.

The Company also offers a subscription-based membership program, CarePass®, under which members are entitled to a suite of benefits delivered over the course of the subscription period, as well as a promotional reward that can be redeemed for future goods and services. Subscriptions are paid for on a monthly or annual basis at the time of or in advance of the Company delivering the goods and services. Revenue from these arrangements is recognized as the performance obligations are satisfied.

Long-term Care

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements. A significant portion of long-term care revenue from sales of pharmaceutical and medical products is reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as long-term care facilities and other third party insurance payors, and reduces revenue at the revenue recognition date to properly account for the variable consideration due to anticipated differences between billed and reimbursed amounts. Accordingly, the total revenues and receivables reported in the Company's consolidated financial statements are recorded at the amount expected to be ultimately received from these payors.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors typically are not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of normal billing procedures and subject to normal accounts receivable collections procedures.

Walk-In Medical Clinics
For services provided by the Company's walk-in medical clinics, revenue recognition occurs for completed services provided to patients, with adjustments taken for third party payor contractual obligations and patient direct bill historical collection rates.

Disaggregation of Revenue

The following table disaggregates the Company's revenue by major source in each segment for the years ended December 31, 2022, 2021 and 2020:

In millions	Health Care Benefits	Pharmacy Services	Retail/ LTC	Corporate/ Other	Intersegment Eliminations	Consolidated Totals
2022						
Major goods/services lines:						
Pharmacy	$ —	$ 168,134	$ 82,010	$ —	$ (45,023)	$ 205,121
Front Store	—	—	22,780	—	—	22,780
Premiums	85,274	—	—	56	—	85,330
Net investment income (loss)	476	—	(44)	406	—	838
Other	5,659	1,102	1,848	68	(279)	8,398
Total	$ 91,409	$ 169,236	$ 106,594	$ 530	$ (45,302)	$ 322,467
Pharmacy Services distribution channel:						
Pharmacy network [(1)]		$ 97,668				
Mail choice [(2)]		70,466				
Other		1,102				
Total		$ 169,236				
2021						
Major goods/services lines:						
Pharmacy	$ —	$ 152,262	$ 76,121	$ —	$ (43,765)	$ 184,618
Front Store	—	—	21,315	—	—	21,315
Premiums	76,064	—	—	68	—	76,132
Net investment income	586	—	17	596	—	1,199
Other	5,536	760	2,652	57	(158)	8,847
Total	$ 82,186	$ 153,022	$ 100,105	$ 721	$ (43,923)	$ 292,111
Pharmacy Services distribution channel:						
Pharmacy network [(1)]		$ 91,715				
Mail choice [(2)]		60,547				
Other		760				
Total		$ 153,022				
2020						
Major goods/services lines:						
Pharmacy	$ —	$ 141,116	$ 70,176	$ —	$ (40,003)	$ 171,289
Front Store	—	—	19,655	—	—	19,655
Premiums	69,301	—	—	63	—	69,364
Net investment income	483	—	—	315	—	798
Other	5,683	822	1,367	48	(320)	7,600
Total	$ 75,467	$ 141,938	$ 91,198	$ 426	$ (40,323)	$ 268,706
Pharmacy Services distribution channel:						
Pharmacy network [(1)]		$ 85,045				
Mail choice [(2)]		56,071				
Other		822				
Total		$ 141,938				

(1) Pharmacy Services pharmacy network is defined as claims filled at retail and specialty retail pharmacies, including the Company's retail pharmacies and LTC pharmacies, but excluding Maintenance Choice® activity, which is included within the mail choice category. Maintenance Choice permits eligible client plan members to fill their maintenance prescriptions through mail order delivery or at a CVS pharmacy retail store for the same price as mail order.
(2) Pharmacy Services mail choice is defined as claims filled at a Pharmacy Services mail order facility, which includes specialty mail claims inclusive of Specialty Connect® claims picked up at a retail pharmacy, as well as prescriptions filled at the Company's retail pharmacies under the Maintenance Choice program.

Contract Balances

Contract liabilities primarily represent the Company's obligation to transfer additional goods or services to a customer for which the Company has received consideration, and include ExtraBucks Rewards and unredeemed Company gift cards. The consideration received remains a contract liability until goods or services have been provided to the customer. In addition, the Company recognizes breakage on Company gift cards based on historical redemption patterns.

The following table provides information about receivables and contract liabilities from contracts with customers as of December 31, 2022 and 2021:

In millions	2022	2021
Trade receivables (included in accounts receivable, net)	$ 8,983	$ 7,932
Contract liabilities (included in accrued expenses)	71	87

During the years ended December 31, 2022 and 2021, the contract liabilities balance includes increases related to customers' earnings in ExtraBucks Rewards or issuances of Company gift cards and decreases for revenues recognized during the period as a result of the redemption of ExtraBucks Rewards or Company gift cards and breakage of Company gift cards. Below is a summary of such changes:

In millions	2022	2021
Contract liabilities, beginning of period	$ 87	$ 71
Rewards earnings and gift card issuances	340	387
Redemption and breakage	(356)	(371)
Contract liabilities, end of period	$ 71	$ 87

Cost of Products Sold

The Company accounts for cost of products sold as follows:

Pharmacy Services Segment

Cost of products sold includes: (i) the cost of prescription drugs sold during the reporting period directly through the Company's mail service dispensing pharmacies and indirectly through the Company's retail pharmacy network, (ii) shipping and handling costs, and (iii) the operating costs of the Company's mail service dispensing pharmacies and client service operations and related information technology support costs including depreciation and amortization. The cost of prescription drugs sold component of cost of products sold includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to members in clients' benefit plans from the Company's mail service dispensing pharmacies, net of any volume-related or other discounts (see "Vendor Allowances and Purchase Discounts" below) and (ii) the cost of prescription drugs sold (including retail co-payments) through the Company's retail pharmacy network under contracts where the Company is the principal, net of any volume-related or other discounts.

Retail/LTC Segment

Cost of products sold includes: the cost of merchandise sold during the reporting period, including prescription drug costs, and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses.

Vendor Allowances and Purchase Discounts

The Company accounts for vendor allowances and purchase discounts as follows:

Pharmacy Services Segment

The Pharmacy Services segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services segment to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the Company's operating results or financial condition. The Company accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services segment also receives additional discounts under its wholesaler contracts if it exceeds contractually defined purchase volumes. In addition, the Pharmacy Services segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of cost of products sold.

Retail/LTC Segment

Vendor allowances received by the Retail/LTC segment reduce the carrying cost of inventory and are recognized in cost of products sold when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any amounts received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of products sold over the life of the contract based upon sales volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of products sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the Company's consolidated financial statements in any of the periods presented.

Health Care Reform

Health Insurer Fee

Beginning on January 1, 2014, the ACA imposed an annual premium-based health insurer fee ("HIF") for each calendar year, payable in September, which was not deductible for tax purposes. The Company was required to estimate a liability for the HIF at the beginning of the calendar year in which the fee was payable with a corresponding deferred asset that was amortized ratably to operating expenses over the calendar year. The Company recorded the liability for the HIF in accrued expenses and recorded the deferred asset in other current assets. In December 2019, the HIF was repealed for calendar years after 2020, therefore there was no expense related to the HIF in the years ended December 31, 2022 and 2021. In the year ended December 31, 2020, operating expenses included $1.0 billion related to the Company's share of the HIF.

Risk Adjustment

The ACA established a permanent risk adjustment program to transfer funds from qualified individual and small group insurance plans with below average risk scores to plans with above average risk scores. Based on the risk of the Company's qualified plan members relative to the average risk of members of other qualified plans in comparable markets, as defined by the ACA, the Company estimates its ultimate risk adjustment receivable (recorded in accounts receivable) or payable (recorded in accrued expenses) for the current calendar year and reflects the pro-rata year-to-date impact as an adjustment to premium revenue.

Risk Corridor

The ACA established a temporary risk corridor program, which expired at the end of 2016, for qualified individual and small group health insurance plans. Under this program, health insurance companies were to make payments to, or receive payments from, the U.S. Department of Health and Human Services ("HHS") based on their ratio of allowable costs to target costs (as defined by the ACA).

The Company filed a lawsuit in August 2019 to recover the $313 million it was owed under the ACA's risk corridor program, which had been stayed pending the Supreme Court decision. In April 2020, the U.S. Supreme Court ruled that health insurance companies may sue the federal government for amounts owed as calculated under the ACA's temporary risk corridor program.

In October 2020, the Company received the $313 million it was owed under the ACA's risk corridor program. The Company recorded the risk corridor payment as an increase to premium revenue in the year ended December 31, 2020. After considering offsetting items such as the ACA's minimum MLR rebate requirements and premium taxes, the Company recorded pre-tax income of $307 million and after-tax income of $223 million during the year ended December 31, 2020.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed when the related advertising takes place. Net advertising costs, which are included in operating expenses, were $745 million, $707 million and $613 million in 2022, 2021 and 2020, respectively.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the stock award (generally three to five years) using the straight-line method.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year or years in which the differences are expected to reverse. The effect of a change in the tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date of such change.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and the Company's recent operating results. The Company establishes a valuation allowance when it does not consider it more likely than not that a deferred tax asset will be recovered.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Interest and/or penalties related to uncertain tax positions are recognized in the income tax provision.

Measurement of Defined Benefit Pension and Other Postretirement Employee Benefit Plans

The Company sponsors defined benefit pension plans ("pension plans") and other postretirement employee benefit plans ("OPEB plans") for its employees and retirees. The Company recognizes the funded status of its pension and OPEB plans on the consolidated balance sheets based on the year-end measurements of plan assets and benefit obligations. When the fair value of plan assets are in excess of the plan benefit obligations, the amounts are reported in other current assets and other assets. When the fair value of plan benefit obligations are in excess of plan assets, the amounts are reported in accrued expenses and other long-term liabilities based on the amount by which the actuarial present value of benefits payable in the next twelve months included in the benefit obligation exceeds the fair value of plan assets. The net periodic benefit income for the Company's pension and OPEB plans do not contain a service cost component as these plans have been frozen for an extended period of time. Non-service cost components of pension and postretirement net periodic benefit income are included in other income in the consolidated statements of operations.

Earnings per Share

Earnings per share is computed using the treasury stock method. The Company calculates basic earnings per share based on the weighted average number of common shares outstanding for the period. See Note 14 "Earnings Per Share" for additional information.

Shares Held in Trust

The Company maintains grantor trusts, which held approximately one million shares of its common stock at both December 31, 2022 and 2021. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Variable Interest Entities

The Company has investments in (i) a generic pharmaceutical sourcing entity, (ii) certain hedge fund and private equity investments and (iii) certain real estate partnerships that are considered VIEs. The Company does not have a future obligation to fund losses or debts on behalf of these investments; however, it may voluntarily contribute funds. In evaluating whether the Company is the primary beneficiary of a VIE, the Company considers several factors, including whether the Company has (a) the power to direct the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.

Variable Interest Entities - Primary Beneficiary
In 2014, the Company and Cardinal Health, Inc. ("Cardinal") established Red Oak Sourcing, LLC ("Red Oak"), a generic pharmaceutical sourcing entity in which the Company and Cardinal each own 50%. The Red Oak arrangement had an initial term of ten years. In 2021, the Red Oak arrangement was amended to extend the initial term an additional five years, for a total term of 15 years. Under this arrangement, the Company and Cardinal contributed their sourcing and supply chain expertise to Red Oak and agreed to source and negotiate generic pharmaceutical supply contracts for both companies through Red Oak; however, Red Oak does not own or hold inventory on behalf of either company. No physical assets (e.g., property and equipment) were contributed to Red Oak by either company, and minimal funding was provided to capitalize Red Oak. The Company has determined that it is the primary beneficiary of this VIE because it has the ability to direct the activities of Red Oak. Consequently, the Company consolidates Red Oak in its consolidated financial statements within the Retail/LTC segment.

Cardinal is required to pay the Company quarterly payments, which began in October 2014 and will extend through June 2029. As milestones are met, the quarterly payments increase. The Company received $183 million from Cardinal during each of the years ended December 31, 2022, 2021 and 2020. The payments reduce the Company's carrying value of inventory and are recognized in cost of products sold when the related inventory is sold.

Variable Interest Entities - Other Variable Interest Holder
The Company has invested in certain VIEs for which it has determined that it is not the primary beneficiary, consisting of the following:

- *Hedge fund and private equity investments* - The Company invests in hedge fund and private equity investments in order to generate investment returns for its investment portfolio supporting its insurance businesses.
- *Real estate partnerships* - The Company invests in various real estate partnerships, including those that construct, own and manage low-income housing developments. For the low income housing development investments, substantially all of the projected benefits to the Company are from tax credits and other tax benefits.

The Company is not the primary beneficiary of these VIEs because the nature of the Company's involvement with the activities of these VIEs does not give the Company the power to direct the activities that most significantly impact their economic performance. The Company records the amount of its investment in these VIEs as long-term investments on the consolidated balance sheets and recognizes its share of each VIE's income or losses in net income. The Company's maximum exposure to loss from these VIEs is limited to its investment balances as disclosed below and the risk of recapture of previously recognized tax credits related to the real estate partnerships, which the Company does not consider significant.

Other variable interest holder VIE assets included in long-term investments on the consolidated balance sheets at December 31, 2022 and 2021 were as follows:

In millions	2022	2021
Hedge fund investments	$ 589	$ 463
Private equity investments	707	601
Real estate partnerships	241	225
Total	$ 1,537	$ 1,289

Related Party Transactions

The Company has an equity method investment in SureScripts, LLC ("SureScripts"), which operates a clinical health information network. The Company utilizes this clinical health information network in providing services to its client plan members and retail customers. The Company expensed fees for the use of this network of $60 million, $52 million and $56 million in the years ended December 31, 2022, 2021 and 2020, respectively. The Company's investment in and equity in the earnings of SureScripts for all periods presented is immaterial.

The Company has an equity method investment in Heartland Healthcare Services, LLC ("Heartland"). Heartland operates several LTC pharmacies in four states. Heartland paid the Company $87 million, $79 million and $77 million for pharmaceutical inventory purchases during the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, the Company performs certain collection functions for Heartland and then transfers those customer cash collections to Heartland. The Company's investment in and equity in the earnings of Heartland for all periods presented is immaterial.

During the years ended December 31, 2022, 2021 and 2020, the Company made charitable contributions of $25 million, $50 million and $50 million, respectively, to the CVS Health Foundation, a non-profit entity that focuses on health, education and community involvement programs. The charitable contributions were recorded as operating expenses in the consolidated statements of operations within the Corporate/Other segment for the years ended December 31, 2022, 2021 and 2020.

Discontinued Operations

In connection with certain business dispositions completed between 1995 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens 'n Things and Bob's Stores, each of which subsequently filed for bankruptcy. The Company's loss from discontinued operations includes lease-related costs that the Company believes it will likely be required to satisfy pursuant to these lease guarantees. See "Lease Guarantees" in Note 16 "Commitments and Contingencies" for additional information.

Results from discontinued operations were immaterial for the years ended December 31, 2022 and 2021.

Below is a summary of the results of discontinued operations for the year ended December 31, 2020.

In millions		2020
Loss from discontinued operations	$	(12)
Income tax benefit		3
Loss from discontinued operations, net of tax	$	(9)

New Accounting Pronouncements Not Yet Adopted

Targeted Improvements to the Accounting for Long-Duration Insurance Contracts
In August 2018, the Financial Accounting Standards Board issued ASU 2018-12, *Targeted Improvements to the Accounting for Long-Duration Contracts* (Topic 944). This standard requires the Company to review cash flow assumptions for its long-duration insurance contracts at least annually and recognize the effect of changes in future cash flow assumptions in net income. This standard also requires the Company to update discount rate assumptions quarterly and recognize the effect of changes in these assumptions in other comprehensive income (loss). The rate used to discount the Company's liability for future policy benefits will be based on an estimate of the yield for an upper-medium grade fixed-income instrument with a duration profile matching that of the Company's liabilities. In addition, this standard changes the amortization method for deferred acquisition costs and requires additional disclosures regarding the long duration insurance contract liabilities in the Company's interim and annual financial statements. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company adopted this accounting standard on January 1, 2023, using the modified retrospective transition method as of the earliest period presented, January 1, 2021, also referred to as the transition date, for changes primarily related to the liability for future policy benefits and deferred acquisition costs. The Company is still in the process of finalizing the impact of the new standard on its historical financial statements, but expects to record an increase to its liability for future policy benefits with a corresponding change in accumulated other comprehensive income on the transition date of approximately $1 billion as a result of updating the rate used to discount the liabilities to reflect the yield for an upper-medium grade fixed-income instrument compared to the Company's expected investment yield under the existing guidance.

2. Acquisitions, Divestitures and Asset Sales

Proposed Oak Street Health Acquisition

On February 7, 2023, the Company entered into a definitive merger agreement to acquire all of the outstanding shares of Oak Street Health, Inc. ("Oak Street Health") for cash. Under the terms of the merger agreement, Oak Street Health stockholders will receive $39.00 per share in cash. The total value of the transaction is approximately $10.6 billion.

The proposed acquisition was approved by the Board of Directors at each of the respective companies and is subject to approval by a majority of Oak Street Health stockholders, receipt of regulatory approval and satisfaction of other customary closing conditions, including the expiration of the waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to close in 2023.

If the merger agreement is terminated under certain specified circumstances and receipt of regulatory approval has not been obtained by such time, the Company will be required to pay Oak Street Health a termination fee of approximately $500 million. If the merger agreement is terminated under other certain specified circumstances, including due to Oak Street Health accepting a superior proposal, Oak Street Health will be required to pay the Company a termination fee of approximately $300 million.

Pending Signify Health Acquisition

On September 2, 2022, the Company entered into a definitive merger agreement to acquire all of the outstanding shares of Signify Health, Inc. ("Signify Health") for cash. Under the terms of the merger agreement, Signify Health stockholders will receive $30.50 per share in cash. The total value of the transaction is approximately $8 billion.

The pending acquisition was approved by the Board of Directors at each of the respective companies and the Signify Health stockholders and remains subject to receipt of regulatory approval and satisfaction of other customary closing conditions. On October 19, 2022, Signify Health and CVS Health each received a request for additional information (also known as a "second request") from the U.S. Department of Justice (the "DOJ") in connection with the review of the transactions contemplated by the merger agreement by the DOJ under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to close in the second quarter of 2023.

If the merger agreement is terminated under certain specified circumstances and receipt of regulatory approval has not been obtained by such time, the Company will be required to pay Signify Health a termination fee in an amount equal to $380 million. If the merger agreement is terminated under other certain specified circumstances, including due to Signify Health accepting a superior proposal, Signify Health will be required to pay the Company a termination fee in an amount equal to $228 million.

Assets Held For Sale

The Company continually evaluates its portfolio for non-strategic assets. The Company determined that its Omnicare® long-term care business ("LTC business"), which is included within the Retail/LTC segment, was no longer a strategic asset and during the third quarter of 2022 committed to a plan to sell the LTC business. As of September 30, 2022, the LTC business met the criteria to be classified as held for sale and the carrying value of the LTC business was determined to be greater than its estimated fair value less costs to sell. Accordingly, the Company recorded a loss on assets held for sale of $2.5 billion during the third quarter of 2022. As of December 31, 2022, the net assets of the LTC business continued to meet the criteria for held-for-sale accounting and during the fourth quarter, an incremental loss on assets held for sale of $12 million was recorded to write down the carrying value of the LTC business to its estimated fair value less costs to sell. The loss on assets held for sale represents the write-down of its customer contracts/relationships intangible assets and was recorded in the Company's consolidated statement of operations within the Retail/LTC segment. The LTC business operating income was not material for the years ended December 31, 2022, 2021 and 2020.

The LTC business met the criteria to be classified as held for sale at December 31, 2022, but did not meet the criteria to be classified as discontinued operations. As a result, the related assets and liabilities were included in separate held-for-sale line items of the asset and liability sections of the consolidated balance sheet. As the assets held for sale are measured at fair value on a nonrecurring basis primarily using unobservable inputs as of the measurement date, they are classified in Level 3 of the fair value hierarchy. The following table summarizes the assets and liabilities held for sale at December 31, 2022:

In millions		December 31, 2022
Assets:		
Accounts receivable, net	$	227
Inventories		188
Property and equipment, net		244
Deferred income taxes		131
Other		118
Total assets held for sale	$	908
Liabilities:		
Accounts payable	$	86
Accrued expenses		71
Other		71
Total liabilities held for sale	$	228

Divestiture of bswift

In November 2022, the Company sold its wholly-owned subsidiary bswift LLC ("bswift") for approximately $735 million. bswift offers software and services that streamline benefits and human resource administration. The results of this business have historically been recorded within the Health Care Benefits segment. The Company recorded a pre-tax gain on the divestiture of $250 million in the year ended December 31, 2022, which is reflected as a reduction of operating expenses in the Company's consolidated statement of operations within the Health Care Benefits segment.

Divestiture of PayFlex

In June 2022, the Company sold PayFlex for approximately $775 million. PayFlex provides services to employers, their employees, and their former employees in the areas of tax-advantaged account reimbursement administration (flexible spending, health reimbursement, health savings, transit and parking), Consolidated Omnibus Budget Reconciliation Act ("COBRA") administration and special-member billing administration. The results of this business have historically been reported within the Health Care Benefits segment. The Company recorded a pre-tax gain on the divestiture of $225 million in the year ended December 31, 2022, which is reflected as a reduction of operating expenses in the Company's consolidated statement of operations within the Health Care Benefits segment.

Divestiture of Thailand Health Care Business

In March 2022, the Company reached an agreement to sell its international health care business domiciled in Thailand ("Thailand business"), comprised of approximately 266,000 medical members, which was included in the Commercial Business reporting unit within the Health Care Benefits segment. At that time, a portion of the Commercial Business goodwill was specifically allocated to the Thailand business. The net assets of the Thailand business were accounted for as assets held for sale at March 31, 2022. The carrying value of the Thailand business was determined to be greater than its estimated fair value less costs to sell and, accordingly, the Company recorded a $41 million loss on assets held for sale within the Health Care Benefits segment during the first quarter of 2022. The sale of the Thailand business closed in the second quarter of 2022, and the consideration received and ultimate loss on the sale were not material.

Divestiture of Workers' Compensation Business

On July 31, 2020, the Company sold its Workers' Compensation business for approximately $850 million. The results of this business were reported within the Health Care Benefits segment. The Company recorded a pre-tax gain on the divestiture of $269 million in the year ended December 31, 2020, which is reflected as a reduction in operating expenses in the Company's consolidated statement of operations within the Health Care Benefits segment.

International Health Care Benefits Renewal Rights Asset Sale

In May 2022, the Company sold the renewal rights of approximately 200,000 international medical members outside of the Americas, Thailand and India in connection with an Asset Purchase Agreement. As part of this agreement, the Company will introduce and help migrate these existing international medical members to the purchaser upon renewal. The Company expects the migration process to occur between July 2022 and November 2023. The Company ceased writing any new or renewal business for international medical members outside of the Americas during the fourth quarter of 2022. The consideration received related to this agreement was not material.

3. Investments

Total investments at December 31, 2022 and 2021 were as follows:

	2022			2021		
In millions	**Current**	**Long-term**	**Total**	**Current**	**Long-term**	**Total**
Debt securities available for sale	$ 2,718	$ 17,562	$ 20,280	$ 3,009	$ 20,231	$ 23,240
Mortgage loans	55	989	1,044	58	844	902
Other investments	5	2,562	2,567	50	1,950	2,000
Total investments [1]	$ 2,778	$ 21,113	$ 23,891	$ 3,117	$ 23,025	$ 26,142

[1] Includes long-term investments of $17 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

At December 31, 2022 and 2021, the Company held investments of $331 million and $450 million, respectively, related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract. These investments are included in the total investments of large case pensions supporting non-experience-rated products. Although these investments are not accounted for as Separate Accounts assets, they are legally segregated and are not subject to claims that arise out of the Company's business and only support future policy benefits obligations under that group annuity contract.

Debt Securities

Debt securities available for sale at December 31, 2022 and 2021 were as follows:

In millions	**Gross Amortized Cost**	**Allowance for Credit Losses**	**Net Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
December 31, 2022						
Debt securities:						
U.S. government securities	$ 2,074	$ —	$ 2,074	$ —	$ (182)	$ 1,892
States, municipalities and political subdivisions	2,393	—	2,393	8	(129)	2,272
U.S. corporate securities	9,838	(3)	9,835	26	(903)	8,958
Foreign securities	2,780	(1)	2,779	15	(244)	2,550
Residential mortgage-backed securities	845	—	845	1	(89)	757
Commercial mortgage-backed securities	1,172	—	1,172	1	(155)	1,018
Other asset-backed securities	2,940	—	2,940	6	(136)	2,810
Redeemable preferred securities	25	—	25	—	(2)	23
Total debt securities [1]	$ 22,067	$ (4)	$ 22,063	$ 57	$ (1,840)	$ 20,280
December 31, 2021						
Debt securities:						
U.S. government securities	$ 2,349	$ —	$ 2,349	$ 70	$ (3)	$ 2,416
States, municipalities and political subdivisions	2,947	—	2,947	148	(4)	3,091
U.S. corporate securities	9,093	—	9,093	682	(40)	9,735
Foreign securities	2,821	—	2,821	196	(24)	2,993
Residential mortgage-backed securities	870	—	870	15	(10)	875
Commercial mortgage-backed securities	1,278	—	1,278	44	(12)	1,310
Other asset-backed securities	2,791	—	2,791	14	(13)	2,792
Redeemable preferred securities	25	—	25	3	—	28
Total debt securities [1]	$ 22,174	$ —	$ 22,174	$ 1,172	$ (106)	$ 23,240

[1] Investment risks associated with the Company's experience-rated products generally do not impact the Company's consolidated operating results. At December 31, 2022, debt securities with a fair value of $609 million, gross unrealized capital gains of $3 million and gross unrealized capital losses of $59 million, and at December 31, 2021, debt securities with a fair value of $864 million, gross unrealized capital gains of $94 million and gross

unrealized capital losses of $2 million were included in total debt securities, but support experience-rated products. Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income (loss).

The amortized cost and fair value of debt securities at December 31, 2022 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid, or the Company intends to sell a security prior to maturity.

In millions	Amortized Cost	Fair Value
Due to mature:		
Less than one year	$ 1,315	$ 1,305
One year through five years	6,596	6,206
After five years through ten years	4,899	4,401
Greater than ten years	4,296	3,783
Residential mortgage-backed securities	845	757
Commercial mortgage-backed securities	1,172	1,018
Other asset-backed securities	2,940	2,810
Total	$ 22,063	$ 20,280

Mortgage-Backed and Other Asset-Backed Securities

All of the Company's residential mortgage-backed securities at December 31, 2022 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the U.S. Government. At December 31, 2022, the Company's residential mortgage-backed securities had an average credit quality rating of AAA and a weighted average duration of 5.7 years.

The Company's commercial mortgage-backed securities have underlying loans that are dispersed throughout the United States. Significant market observable inputs used to value these securities include loss severity and probability of default. At December 31, 2022, these securities had an average credit quality rating of AAA and a weighted average duration of 5.6 years.

The Company's other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables, home equity loans and commercial loans). Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default. At December 31, 2022, these securities had an average credit quality rating of AA and a weighted average duration of 1.0 year.

Summarized below are the debt securities the Company held at December 31, 2022 and 2021 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

In millions, except number of securities	Less than 12 months			Greater than 12 months			Total		
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
December 31, 2022									
Debt securities:									
U.S. government securities	519	$ 1,620	$ 164	35	$ 191	$ 18	554	$ 1,811	$ 182
States, municipalities and political subdivisions	859	1,370	95	196	322	34	1,055	1,692	129
U.S. corporate securities	5,193	6,537	622	1,479	1,822	281	6,672	8,359	903
Foreign securities	1,168	1,715	147	403	592	97	1,571	2,307	244
Residential mortgage-backed securities	452	464	39	91	257	50	543	721	89
Commercial mortgage-backed securities	288	611	69	187	381	86	475	992	155
Other asset-backed securities	1,008	1,893	88	391	694	48	1,399	2,587	136
Redeemable preferred securities	13	18	2	2	5	—	15	23	2
Total debt securities	9,500	$14,228	$ 1,226	2,784	$4,264	$ 614	12,284	$18,492	$ 1,840
December 31, 2021									
Debt securities:									
U.S. government securities	43	$ 242	$ 2	10	$ 40	$ 1	53	$ 282	$ 3
States, municipalities and political subdivisions	233	428	3	13	33	1	246	461	4
U.S. corporate securities	1,610	2,296	31	165	238	9	1,775	2,534	40
Foreign securities	449	747	20	57	91	4	506	838	24
Residential mortgage-backed securities	165	593	9	10	36	1	175	629	10
Commercial mortgage-backed securities	188	462	7	35	112	5	223	574	12
Other asset-backed securities	1,011	2,030	12	26	31	1	1,037	2,061	13
Redeemable preferred securities	1	2	—	1	3	—	2	5	—
Total debt securities	3,700	$ 6,800	$ 84	317	$ 584	$ 22	4,017	$ 7,384	$ 106

The Company reviewed the securities in the table above and concluded that they are performing assets generating investment income to support the needs of the Company's business. In performing this review, the Company considered factors such as the quality of the investment security based on research performed by the Company's internal credit analysts and external rating agencies and the prospects of realizing the carrying value of the security based on the investment's current prospects for recovery. Unrealized capital losses at December 31, 2022 were generally caused by interest rate increases and not by unfavorable changes in the credit quality associated with these securities. As of December 31, 2022, the Company did not intend to sell these securities, and did not believe it was more likely than not that it would be required to sell these securities prior to the anticipated recovery of their amortized cost basis.

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2022 were as follows:

In millions	Supporting experience-rated products		Supporting remaining products		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:						
Less than one year	$ 33	$ —	$ 1,161	$ 14	$ 1,194	$ 14
One year through five years	126	5	5,583	398	5,709	403
After five years through ten years	142	17	3,787	494	3,929	511
Greater than ten years	207	31	3,153	501	3,360	532
Residential mortgage-backed securities	11	1	710	88	721	89
Commercial mortgage-backed securities	32	3	960	152	992	155
Other asset-backed securities	17	2	2,570	134	2,587	136
Total	$ 568	$ 59	$ 17,924	$ 1,781	$ 18,492	$ 1,840

Mortgage Loans

The Company's mortgage loans are collateralized by commercial real estate. During the years ended December 31, 2022 and 2021, the Company had the following activity in its mortgage loan portfolio:

In millions	2022	2021
New mortgage loans	$ 356	$ 262
Mortgage loans fully repaid	178	373
Mortgage loans foreclosed	—	—

The Company assesses mortgage loans on a regular basis for credit impairments, and assigns a credit quality indicator to each loan. The Company's credit quality indicator is internally developed and categorizes each loan in its portfolio on a scale from 1 to 7. These indicators are based upon several factors, including current loan-to-value ratios, current and future property cash flow, property condition, market trends, creditworthiness of the borrower and deal structure.

- *Category 1* - Represents loans of superior quality.
- *Categories 2 to 4* - Represent loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.
- *Categories 5 and 6* - Represent loans where credit risk is not substantial, but these loans warrant management's close attention.
- *Category 7* - Represents loans where collections are potentially at risk; if necessary, an impairment is recorded.

Based upon the Company's assessments at December 31, 2022 and 2021, the amortized cost basis of the Company's mortgage loans within each credit quality indicator by year of origination was as follows:

In millions, except credit quality indicator	Amortized Cost Basis by Year of Origination						
	2022	2021	2020	2019	2018	Prior	Total
December 31, 2022							
1	$ —	$ —	$ —	$ —	$ —	$ 15	$ 15
2 to 4	326	247	36	11	52	350	1,022
5 and 6	—	—	—	—	3	4	7
7	—	—	—	—	—	—	—
Total	$ 326	$ 247	$ 36	$ 11	$ 55	$ 369	$ 1,044
December 31, 2021							
1	$ —	$ —	$ —	$ —	$ —	$ 28	$ 28
2 to 4		255	48	40	72	446	861
5 and 6		—	—	—	3	10	13
7		—	—	—	—	—	—
Total		$ 255	$ 48	$ 40	$ 75	$ 484	$ 902

At December 31, 2022 scheduled mortgage loan principal repayments were as follows:

In millions	
2023	$ 55
2024	152
2025	90
2026	168
2027	203
Thereafter	376
Total	$ 1,044

Net Investment Income

Sources of net investment income for the years ended December 31, 2022, 2021 and 2020 were as follows:

In millions	2022	2021	2020
Debt securities	$ 702	$ 634	$ 598
Mortgage loans	51	55	60
Other investments	448	381	123
Gross investment income	1,201	1,070	781
Investment expenses	(43)	(47)	(35)
Net investment income (excluding net realized capital gains or losses)	1,158	1,023	746
Net realized capital gains (losses) [1]	(320)	176	52
Net investment income [2]	$ 838	$ 1,199	$ 798

[1] Net realized capital losses include credit-related losses on debt securities of $13 million and yield-related impairment losses on debt securities of $143 million in the year ended December 31, 2022. Net realized capital gains are net of yield-related impairment losses on debt securities of $42 million and $49 million for the years ended December 31, 2021 and 2020, respectively. There were no credit-related losses on debt securities in the years ended December 31, 2021 and 2020.

[2] Net investment income includes $35 million, $38 million and $42 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to investments supporting experience-rated products.

Capital gains and losses recognized during the year ended December 31, 2022 related to investments in equity securities held as of December 31, 2022 were not material.

Excluding amounts related to experience-rated products, proceeds from the sale of available-for-sale debt securities and the related gross realized capital gains and losses in the years ended December 31, 2022, 2021 and 2020 were as follows:

In millions	2022	2021	2020
Proceeds from sales	$ 4,243	$ 3,572	$ 3,913
Gross realized capital gains	24	72	80
Gross realized capital losses	177	14	62

4. Fair Value

The preparation of the Company's consolidated financial statements requires certain assets and liabilities to be reflected at their fair value and others to be reflected on another basis, such as an adjusted historical cost basis. In this note, the Company provides details on the fair value of financial assets and liabilities and how it determines those fair values. The Company presents this information for those financial instruments that are measured at fair value for which the change in fair value impacts net income attributable to CVS Health or other comprehensive income (loss) separately from other financial assets and liabilities.

Financial Instruments Measured at Fair Value on the Consolidated Balance Sheets

Certain of the Company's financial instruments are measured at fair value on the consolidated balance sheets. The fair values of these instruments are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information ("valuation inputs") that qualifies a financial asset or liability for each level:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.
- Level 2 – Valuation inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, valuation inputs that are observable that are not prices (such as interest rates and credit risks) and valuation inputs that are derived from or corroborated by observable markets.
- Level 3 – Developed from unobservable data, reflecting the Company's assumptions.

Financial assets and liabilities are classified based upon the lowest level of input that is significant to the valuation. When quoted prices in active markets for identical assets and liabilities are available, the Company uses these quoted market prices to determine the fair value of financial assets and liabilities and classifies these assets and liabilities in Level 1. In other cases where a quoted market price for identical assets and liabilities in an active market is either not available or not observable, the Company estimates fair value using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets and liabilities are classified in Level 2. If quoted market prices are not available, the Company determines fair value using broker quotes or an internal analysis of each investment's financial performance and cash flow projections. Thus, financial assets and liabilities may be classified in Level 3 even though there may be some significant inputs that may be observable.

The following is a description of the valuation methodologies used for the Company's financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash and Cash Equivalents – The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months. When quoted prices are available in an active market, cash equivalents are classified in Level 1 of the fair value hierarchy. Fair values of cash equivalent instruments that do not trade on a regular basis in active markets are classified as Level 2.

Debt Securities – Where quoted prices are available in an active market, debt securities are classified in Level 1 of the fair value hierarchy. The Company's Level 1 debt securities consist primarily of U.S. Treasury securities.

The fair values of the Company's Level 2 debt securities are obtained using models, such as matrix pricing, which use quoted market prices of debt securities with similar characteristics or discounted cash flows to estimate fair value. The

Company reviews these prices to ensure they are based on observable market inputs that include quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets and inputs that are observable that are not prices (such as interest rates and credit risks). The Company also reviews the methodologies and the assumptions used to calculate prices from these observable inputs. On a quarterly basis, the Company selects a sample of its Level 2 debt securities' prices and compares them to prices provided by a secondary source. Variances over a specified threshold are identified and reviewed to confirm the price provided by the primary source represents an appropriate estimate of fair value. In addition, the Company's internal investment team consistently compares the prices obtained for select Level 2 debt securities to the team's own independent estimates of fair value for those securities. The Company obtained one price for each of its Level 2 debt securities and did not adjust any of those prices at December 31, 2022 or 2021.

The Company also values certain debt securities using Level 3 inputs. For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally. Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows. The Company did not have any broker quoted debt securities for the years ended December 31, 2022 and 2021. For some private placement securities, the Company's internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds. Examples of these private placement Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

Equity Securities – The Company currently has two classifications of equity securities: those that are publicly traded and those that are privately placed. Publicly-traded equity securities are classified in Level 1 because quoted prices are available for these securities in an active market. For privately placed equity securities, there is no active market; therefore, these securities are classified in Level 3 because the Company prices these securities through an internal analysis of each investment's financial statements and cash flow projections. Significant unobservable inputs consist of earnings and revenue multiples, discount for lack of marketability and comparability adjustments. An increase or decrease in any of these unobservable inputs would have resulted in a change in the fair value measurement.

There were no financial liabilities measured at fair value on a recurring basis on the consolidated balance sheets at December 31, 2022 or 2021. Financial assets measured at fair value on a recurring basis on the consolidated balance sheets at December 31, 2022 and 2021 were as follows:

In millions	Level 1	Level 2	Level 3	Total
December 31, 2022				
Cash and cash equivalents [(1)]	$ 6,902	$ 6,049	$ —	$ 12,951
Debt securities:				
U.S. government securities	1,860	32	—	1,892
States, municipalities and political subdivisions	—	2,272	—	2,272
U.S. corporate securities	—	8,897	61	8,958
Foreign securities	—	2,542	8	2,550
Residential mortgage-backed securities	—	757	—	757
Commercial mortgage-backed securities	—	1,018	—	1,018
Other asset-backed securities	—	2,810	—	2,810
Redeemable preferred securities	—	23	—	23
Total debt securities	1,860	18,351	69	20,280
Equity securities	116	—	60	176
Total	$ 8,878	$ 24,400	$ 129	$ 33,407
December 31, 2021				
Cash and cash equivalents	$ 4,954	$ 4,454	$ —	$ 9,408
Debt securities:				
U.S. government securities	2,372	44	—	2,416
States, municipalities and political subdivisions	—	3,086	5	3,091
U.S. corporate securities	—	9,697	38	9,735
Foreign securities	—	2,983	10	2,993
Residential mortgage-backed securities	—	875	—	875
Commercial mortgage-backed securities	—	1,310	—	1,310
Other asset-backed securities	—	2,789	3	2,792
Redeemable preferred securities	—	28	—	28
Total debt securities	2,372	20,812	56	23,240
Equity securities	114	—	55	169
Total	$ 7,440	$ 25,266	$ 111	$ 32,817

_____

(1)   Includes cash and cash equivalents of $6 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

The changes in the balances of Level 3 financial assets during the year ended December 31, 2022 were as follows:

In millions	States, municipalities and political	U.S. corporate securities	Foreign securities	Other asset-backed securities	Equity securities	Total
Beginning balance	$ 5	$ 38	$ 10	$ 3	$ 55	$ 111
Net realized and unrealized capital losses:						
Included in earnings	—	(8)	—	—	(1)	(9)
Included in other comprehensive loss	—	(5)	(2)	(2)	—	(9)
Purchases	—	36	—	30	29	95
Sales	(5)	—	—	(2)	(23)	(30)
Settlements	—	—	—	—	—	—
Transfers out of Level 3, net	—	—	—	(29)	—	(29)
Ending balance	$ —	$ 61	$ 8	$ —	$ 60	$ 129

The change in net unrealized capital losses included in other comprehensive loss associated with Level 3 financial assets which were held as of December 31, 2022 was $9 million during the year ended December 31, 2022.

The changes in the balances of Level 3 financial assets during the year ended December 31, 2021 were as follows:

In millions	States, municipalities and political subdivisions	U.S. corporate securities	Foreign securities	Other asset-backed securities	Redeemable preferred securities	Equity securities	Total
Beginning balance	$ 1	$ 52	$ —	$ —	$ 1	$ 30	$ 84
Net realized and unrealized capital gains (losses):							
Included in earnings	—	(10)	—	—	2	13	5
Included in other comprehensive	—	(3)	—	—	(1)	—	(4)
Purchases	—	1	—	3	—	13	17
Sales	(1)	(1)	—	—	(2)	(1)	(5)
Settlements	—	(1)	—	—	—	—	(1)
Transfers into Level 3, net	5	—	10	—	—	—	15
Ending balance	$ 5	$ 38	$ 10	$ 3	$ —	$ 55	$ 111

The change in net unrealized capital losses included in other comprehensive income associated with Level 3 financial assets which were held as of December 31, 2021 was $4 million during the year ended December 31, 2021.

The total gross transfers into (out of) Level 3 during the years ended December 31, 2022 and 2021 were as follows:

In millions	2022	2021
Gross transfers into Level 3	$ —	$ 15
Gross transfers out of Level 3	(29)	—
Net transfers into (out of) Level 3	$ (29)	$ 15

Financial Instruments Not Measured at Fair Value on the Consolidated Balance Sheets

The carrying value and estimated fair value classified by level of fair value hierarchy for financial instruments carried on the consolidated balance sheets at adjusted cost or contract value at December 31, 2022 and 2021 were as follows:

In millions	Carrying Value	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
December 31, 2022					
Assets:					
Mortgage loans	$ 1,044	$ —	$ —	$ 978	$ 978
Equity securities [1]	411	N/A	N/A	N/A	N/A
Liabilities:					
Investment contract liabilities:					
With a fixed maturity	3	—	—	3	3
Without a fixed maturity	332	—	—	305	305
Long-term debt [2]	52,257	47,653	—	—	47,653
December 31, 2021					
Assets:					
Mortgage loans	$ 902	$ —	$ —	$ 907	$ 907
Equity securities [1]	126	N/A	N/A	N/A	N/A
Liabilities:					
Investment contract liabilities:					
With a fixed maturity	5	—	—	5	5
Without a fixed maturity	336	—	—	373	373
Long-term debt	56,176	64,157	—	—	64,157

(1) It was not practical to estimate the fair value of these cost-method investments as it represents shares of unlisted companies. See Note 1 "Significant Accounting Policies" for additional information regarding the valuation of cost method investments.

(2) Includes long-term debt of $3 million which has been accounted for as liabilities held for sale and is included in liabilities held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

Separate Accounts Measured at Fair Value on the Consolidated Balance Sheets

Separate Accounts assets relate to the Company's large case pensions products which represent funds maintained to meet specific objectives of contract holders. Since contract holders bear the investment risk of these assets, a corresponding Separate Accounts liability has been established equal to the assets. These assets and liabilities are carried at fair value. Net investment income and capital gains and losses on Separate Accounts assets accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from the Company's other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Accounts assets are not reflected in the consolidated statements of operations, shareholders' equity or cash flows.

Separate Accounts assets include debt and equity securities. The valuation methodologies used for these assets are similar to the methodologies described above in this Note 4 "Fair Value." Separate Accounts assets also include investments in common/collective trusts that are carried at fair value. Common/collective trusts invest in other investment funds otherwise known as the underlying funds. The Separate Accounts' interests in the common/collective trust funds are based on the fair values of the investments of the underlying funds and therefore are classified in Level 2. The assets in the underlying funds primarily consist of equity securities. Investments in common/collective trust funds are valued at their respective net asset value ("NAV") per share/unit on the valuation date.

Separate Accounts financial assets at December 31, 2022 and 2021 were as follows:

	December 31, 2022				December 31, 2021			
In millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2	$ 154	$ —	$ 156	$ 2	$ 186	$ —	$ 188
Debt securities	712	1,965	—	2,677	1,233	3,048	—	4,281
Equity securities	—	—	—	—	—	1	—	1
Common/collective trusts	—	480	—	480	—	547	—	547
Total [(1)]	$ 714	$ 2,599	$ —	$ 3,313	$ 1,235	$ 3,782	$ —	$ 5,017

(1) Excludes $85 million of other payables and $70 million of other receivables at December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, the Company had no gross transfers of Separate Accounts financial assets into or out of Level 3.

5. Goodwill and Other Intangibles

Goodwill

Below is a summary of the changes in the carrying amount of goodwill by segment for the years ended December 31, 2022 and 2021:

In millions	Health Care Benefits	Pharmacy Services	Retail/ LTC	Total
Balance at December 31, 2020	$ 45,130	$ 23,615	$ 10,807	$ 79,552
Impairment	—	—	(431)	(431)
Balance at December 31, 2021	45,130	23,615	10,376	79,121
Divestitures	(971)	—	—	(971)
Balance at December 31, 2022	$ 44,159	$ 23,615	$ 10,376	$ 78,150

During the year ended December 31, 2022, the decrease in the carrying amount of goodwill was primarily driven by the divestitures of bswift, PayFlex and the Thailand business. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information. During the year ended December 31, 2021, the decrease in the carrying amount of goodwill was primarily driven by the impairment of the remaining goodwill of the LTC reporting unit within the Retail/LTC segment.

During the third quarter of 2022, the Company performed its required annual impairment tests of goodwill. The results of the impairment tests indicated that there was no impairment of goodwill.

During the third quarter of 2021, the Company performed its required annual impairment tests of goodwill. The results of the impairment tests indicated an impairment of the goodwill associated with the LTC reporting unit, as the reporting unit's carrying value exceeded its fair value as of the testing date. The results of the impairment tests of the remaining reporting units indicated that there was no impairment of goodwill as of the testing date.

During 2021, the LTC reporting unit continued to face challenges that have impacted the Company's ability to grow the LTC reporting unit's business at the rate estimated when its 2020 goodwill impairment test was performed. These challenges include lower net facility admissions, net long-term care facility customer losses and the prolonged adverse impact of the COVID-19 pandemic and the emerging new variants, which resulted in more significant declines in occupancy rates experienced by the Company's long-term care facility customers than previously anticipated. During the third quarter of 2021, LTC management updated their 2021 annual forecast and submitted their long-term plan which showed deterioration in the financial results for the remainder of 2021 and beyond. The Company utilized these updated projections in performing its annual impairment test, which indicated that the fair value of the LTC reporting unit was lower than its carrying value, resulting in a $431 million goodwill impairment charge in the third quarter of 2021. The fair value of the LTC reporting unit was determined using a combination of a discounted cash flow method and a market multiple method. As of December 31, 2021, there was no remaining goodwill balance in the LTC reporting unit.

At both December 31, 2022 and 2021, cumulative goodwill impairments were $6.6 billion.

Intangible Assets

The following table is a summary of the Company's intangible assets as of December 31, 2022 and 2021:

In millions, except weighted average life	Gross Carrying Amount		Accumulated Amortization	Net Carrying Amount		Weighted Average Life (years)
2022						
Trademarks (indefinite-lived)	$	10,498	$ —	$	10,498	N/A
Customer contracts/relationships and covenants not to compete		21,206	(10,668)		10,538	13.3
Technology		1,060	(1,060)		—	—
Provider networks		4,203	(862)		3,341	20.0
Value of Business Acquired		590	(223)		367	20.0
Other		302	(264)		38	12.4
Total [(1)]	$	37,859	$ (13,077)	$	24,782	13.9
2021						
Trademarks (indefinite-lived)	$	10,498	$ —	$	10,498	N/A
Customer contracts/relationships and covenants not to compete		25,084	(10,564)		14,520	15.0
Technology		1,060	(1,060)		—	—
Provider networks		4,203	(651)		3,552	20.0
Value of Business Acquired		590	(173)		417	20.0
Other		318	(279)		39	8.4
Total	$	41,753	$ (12,727)	$	29,026	15.3

(1)   Includes intangible assets of $28 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

During the year ended December 31, 2022, the reduction in the customer contracts/relationships intangible assets is primarily related to the Company's loss on assets held for sale of $2.5 billion to write-down the LTC business to its estimated fair value less costs to sell. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

Amortization expense for intangible assets totaled $1.8 billion, $2.3 billion and $2.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively. The projected annual amortization expense for the Company's intangible assets for the next five years is as follows:

In millions	
2023	$ 1,620
2024	1,577
2025	1,526
2026	1,290
2027	1,200

6. Leases

The Company leases most of its retail stores and mail order facilities and certain distribution centers and corporate offices under operating or finance leases, typically with initial terms of 15 to 25 years. The Company also leases certain equipment and other assets under operating or finance leases, typically with initial terms of 3 to 10 years.

In addition, the Company leases pharmacy space at the stores of another retail chain for which the noncancelable contractual term of the pharmacy lease arrangement exceeds the remaining estimated economic life of the buildings. For these pharmacy lease arrangements, the Company concluded that for accounting purposes the lease term was the remaining estimated economic life of the buildings. Consequently, most of these individual pharmacy leases are finance leases.

The following table is a summary of the components of net lease cost for the years ended December 31, 2022, 2021 and 2020:

In millions		2022		2021		2020
Operating lease cost	$	2,579	$	2,633	$	2,670
Finance lease cost:						
Amortization of right-of-use assets		79		62		56
Interest on lease liabilities		68		62		58
Total finance lease costs		147		124		114
Short-term lease costs		27		25		22
Variable lease costs		610		604		599
Less: sublease income		(61)		(59)		(55)
Net lease cost	$	3,302	$	3,327	$	3,350

Supplemental cash flow information related to leases for the years ended December 31, 2022, 2021 and 2020 were as follows:

In millions		2022		2021		2020
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows paid for operating leases	$	2,689	$	2,714	$	2,724
Operating cash flows paid for interest portion of finance leases		68		62		58
Financing cash flows paid for principal portion of finance leases		62		50		34
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases		591		1,254		1,679
Finance leases		232		278		313

Supplemental balance sheet information related to leases as of December 31, 2022 and 2021 is as follows:

In millions, except remaining lease term and discount rate	2022	2021
Operating leases:		
Operating lease right-of-use assets [1]	$ 17,928	$ 19,122
Current portion of operating lease liabilities	$ 1,699	$ 1,646
Long-term operating lease liabilities	16,839	18,177
Total operating lease liabilities [2]	$ 18,538	$ 19,823
Finance leases:		
Property and equipment, gross	$ 1,608	$ 1,375
Accumulated depreciation	(284)	(188)
Property and equipment, net	$ 1,324	$ 1,187
Current portion of long-term debt	$ 59	$ 50
Long-term debt	1,406	1,250
Total finance lease liabilities	$ 1,465	$ 1,300
Weighted average remaining lease term *(in years)*		
Operating leases	12.2	12.8
Finance leases	19.4	20.0
Weighted average discount rate		
Operating leases	4.4 %	4.4 %
Finance leases	4.9 %	5.0 %

(1) Includes operating lease right-of-use assets of $56 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

(2) Includes current portion of operating lease liabilities of $21 million and long-term operating lease liabilities of $39 million which have been accounted for as liabilities held for sale and are included in liabilities held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

The following table summarizes the maturity of lease liabilities under finance and operating leases as of December 31, 2022:

In millions	Finance Leases	Operating Leases [1]	Total
2023	$ 139	$ 2,685	$ 2,824
2024	130	2,499	2,629
2025	128	2,313	2,441
2026	127	2,142	2,269
2027	124	1,989	2,113
Thereafter	1,640	12,411	14,051
Total lease payments [2]	2,288	24,039	26,327
Less: imputed interest	(823)	(5,501)	(6,324)
Total lease liabilities	$ 1,465	$ 18,538	$ 20,003

(1) Future operating lease payments have not been reduced by minimum sublease rentals of $290 million due in the future under noncancelable subleases.

(2) The Company leases pharmacy and clinic space from Target Corporation. Amounts related to such finance and operating leases are reflected above. Pharmacy lease amounts due in excess of the remaining estimated economic life of the buildings of approximately $2.5 billion are not reflected in this table since the estimated economic life of the buildings is shorter than the contractual term of the pharmacy lease arrangement.

Sale-Leaseback Transactions

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the tables above. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. There were no sale-leaseback transactions in 2022 or 2021. Proceeds from sale-leaseback transactions totaled $101 million in the year ended December 31, 2020. Gains from sale-leaseback transactions totaled $3 million in the year ended December 31, 2020.

Office Real Estate Optimization Charges

During the fourth quarter of 2022, the Company undertook an initiative to evaluate its corporate office real estate space in response to its new flexible work arrangement. As part of this initiative, the Company evaluated its current real estate space and changes in employee work arrangement requirements to ensure it had the appropriate space to support the business. As a result of this assessment, the Company determined that it would vacate and abandon certain leased corporate office spaces. Accordingly, in the three months ended December 31, 2022, the Company recorded office real estate optimization charges of $117 million, primarily consisting of $71 million related to operating lease right-of-use assets and $44 million related to property and equipment, within the Health Care Benefits, Corporate/Other and Pharmacy Services segments.

Store Impairment Charges

The Company evaluates its retail store right-of-use and property and equipment assets for impairment at the retail store level, which is the lowest level at which cash flows can be identified. For retail stores where there is an indicator of impairment present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted). If the estimated undiscounted future cash flows used in the analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to its estimated fair value which is the greater of the asset group's estimated future cash flows (discounted), or the consideration of what a market participant would pay to lease the assets, net of leasing costs. The Company's estimate of fair value considers historical results, current operating trends, consolidated sales, profitability and cash flow results and forecasts. For assets which the Company has determined it will be able to sublease, the estimated future cash flows include the estimated sublease income, net of estimated leasing costs.

When the carrying value of an asset group exceeds its estimated fair value, an impairment loss is recorded to reduce the value of the asset group to its estimated fair value. As the impaired assets are measured at fair value on a nonrecurring basis primarily using unobservable inputs as of the measurement date, the assets are classified in Level 3 of the fair value hierarchy.

During the fourth quarter of 2021, the Company completed a strategic review of its retail business and announced the creation of new formats for its stores to continue to drive higher engagement with customers. As part of this review, the Company evaluated changes in population, consumer buying patterns and future health needs to ensure it has the right kinds of stores in the right locations for consumers and for the business. In connection with this initiative, on November 17, 2021, the Board of Directors of CVS Health Corporation (the "Board") authorized the closing of approximately 900 retail stores, approximately 300 stores each year, between 2022 and 2024. As a result, management determined that there were indicators of impairment with respect to the impacted stores' asset groups, including the associated operating lease right-of-use assets and property and equipment. A long-lived asset impairment test was performed during the fourth quarter of 2021 and the results of the impairment test indicated that the fair value of certain retail store asset groups was lower than their respective carrying values. Accordingly, in the three months ended December 31, 2021, the Company recorded a store impairment charge of approximately $1.4 billion, consisting of a write down of approximately $1.1 billion related to operating lease right-of-use assets and $261 million related to property and equipment, within the Retail/LTC segment. Subsequent to the impairment loss, the fair value of the associated operating lease right-of use assets and property and equipment were $356 million and $185 million, respectively.

7. Health Care Costs Payable

The following is information about incurred and cumulative paid health care claims development as of December 31, 2022, net of reinsurance, and the total IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. See Note 1 "Significant Accounting Policies" for information on how the Company estimates IBNR reserves and health care costs payable as well as changes to those methodologies, if any. The Company's estimate of IBNR liabilities is primarily based on trend and completion factors. Claim frequency is not used in the calculation of the Company's liability. In addition, it is impracticable to disclose claim frequency information for health care claims due to the Company's inability to gather consistent claim frequency information across its multiple claims processing systems. Any claim frequency count disclosure would not be comparable across the Company's different claim processing systems and would not be consistent from period to period based on the volume of claims processed through each system. As a result, health care claim count frequency is not included in the disclosures below.

The information about incurred and paid health care claims development for the year ended December 31, 2021 is presented as required unaudited supplemental information.

	Incurred Health Care Claims, Net of Reinsurance For the Years Ended December 31,	
In millions		
Date of Service	**2021**	**2022**
	(Unaudited)	
2021	$ 62,830	$ 62,259
2022		69,185
Total		$ 131,444

	Cumulative Paid Health Care Claims, Net of Reinsurance For the Years Ended December 31,	
In millions		
Date of Service	**2021**	**2022**
	(Unaudited)	
2021	$ 54,600	$ 62,144
2022		59,570
Total		$ 121,714
All outstanding liabilities for health care costs payable prior to 2021, net of reinsurance		196
Total outstanding liabilities for health care costs payable, net of reinsurance		$ 9,926

At December 31, 2022, the Company's liabilities for IBNR plus expected development on reported claims totaled approximately $7.8 billion. Substantially all of the Company's liabilities for IBNR plus expected development on reported claims at December 31, 2022 related to the current calendar year.

The reconciliation of the December 31, 2022 health care net incurred and paid claims development tables to the health care costs payable liability on the consolidated balance sheet were as follows:

In millions	**December 31, 2022**
Short-duration health care costs payable, net of reinsurance	$ 9,926
Reinsurance recoverables	5
Insurance lines other than short duration	475
Total health care costs payable	$ 10,406

The following table shows the components of the change in health care costs payable during the years ended December 31, 2022, 2021 and 2020:

In millions	2022	2021	2020
Health care costs payable, beginning of period	$ 8,808	$ 7,936	$ 6,879
Less: Reinsurance recoverables	8	10	5
Health care costs payable, beginning of period, net	8,800	7,926	6,874
Acquisitions, net	—	—	414
Add: Components of incurred health care costs			
Current year	71,541	64,761	55,835
Prior years	(654)	(788)	(429)
Total incurred health care costs [(1)]	70,887	63,973	55,406
Less: Claims paid			
Current year	61,640	56,323	48,770
Prior years	7,646	6,792	6,009
Total claims paid	69,286	63,115	54,779
Add: Premium deficiency reserve	—	16	11
Health care costs payable, end of period, net	10,401	8,800	7,926
Add: Reinsurance recoverables	5	8	10
Health care costs payable, end of period	$ 10,406	$ 8,808	$ 7,936

(1) Total incurred health care costs for the years ended December 31, 2022, 2021 and 2020 in the table above exclude $75 million, $59 million and $41 million, respectively, of benefit costs recorded in the Health Care Benefits segment that are included in other insurance liabilities on the consolidated balance sheets and $319 million, $212 million and $221 million, respectively, of benefit costs recorded in the Corporate/Other segment that are included in other insurance liabilities on the consolidated balance sheets. The incurred health care costs for the years ended December 31, 2021 and 2020 also exclude $16 million and $11 million, respectively, for premium deficiency reserves related to the Company's Medicaid products.

The Company's estimates of prior years' health care costs payable decreased by $654 million, $788 million and $429 million in 2022, 2021 and 2020, respectively, because claims were settled for amounts less than originally estimated (i.e., the amount of claims incurred was lower than originally estimated), primarily due to lower health care cost trends as well as the actual claim submission time being faster than originally assumed (i.e., the Company's completion factors were higher than originally assumed) in estimating health care costs payable at the end of the prior year. This development does not directly correspond to an increase in the Company's operating results as these reductions were offset by estimated current period health care costs when the Company established the estimate of the current year health care costs payable.

8. Borrowings and Credit Agreements

The following table is a summary of the Company's borrowings as of December 31, 2022 and 2021:

In millions	2022	2021
Long-term debt		
3.5% senior notes due July 2022	$ —	$ 1,500
2.75% senior notes due November 2022	—	1,000
2.75% senior notes due December 2022	—	1,250
4.75% senior notes due December 2022	—	399
2.8% senior notes due June 2023	1,300	1,300
4% senior notes due December 2023	414	414
3.375% senior notes due August 2024	650	650
2.625% senior notes due August 2024	1,000	1,000
3.5% senior notes due November 2024	750	750
5% senior notes due December 2024 [1]	299	299
4.1% senior notes due March 2025	950	950
3.875% senior notes due July 2025	2,828	2,828
2.875% senior notes due June 2026	1,750	1,750
3% senior notes due August 2026	750	750
3.625% senior notes due April 2027	750	750
6.25% senior notes due June 2027	372	372
1.3% senior notes due August 2027	2,250	2,250
4.3% senior notes due March 2028	5,000	5,000
3.25% senior notes due August 2029	1,750	1,750
3.75% senior notes due April 2030	1,500	1,500
1.75% senior notes due August 2030	1,250	1,250
1.875% senior notes due February 2031	1,250	1,250
2.125% senior notes due September 2031	1,000	1,000
4.875% senior notes due July 2035	652	652
6.625% senior notes due June 2036	771	771
6.75% senior notes due December 2037	533	533
4.78% senior notes due March 2038	5,000	5,000
6.125% senior notes due September 2039	447	447
4.125% senior notes due April 2040	1,000	1,000
2.7% senior notes due August 2040	1,250	1,250
5.75% senior notes due May 2041	133	133
4.5% senior notes due May 2042	500	500
4.125% senior notes due November 2042	500	500
5.3% senior notes due December 2043	750	750
4.75% senior notes due March 2044	375	375
5.125% senior notes due July 2045	3,500	3,500
3.875% senior notes due August 2047	1,000	1,000
5.05% senior notes due March 2048	8,000	8,000
4.25% senior notes due April 2050	750	750
Finance lease liabilities	1,465	1,300
Other	314	320
Total debt principal	52,753	56,743
Debt premiums	200	219
Debt discounts and deferred financing costs	(696)	(786)
	52,257	56,176
Less:		
Current portion of long-term debt	(1,778)	(4,205)
Long-term debt [1]	$ 50,479	$ 51,971

---

(1) Includes long-term debt of $3 million which has been accounted for as liabilities held for sale and is included in liabilities held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

The following is a summary of the Company's required repayments of debt principal due during each of the next five years and thereafter, as of December 31, 2022:

In millions	
2023	$ 1,719
2024	2,706
2025	3,785
2026	2,507
2027	3,379
Thereafter	37,192
Subtotal	51,288
Finance lease liabilities [1]	1,465
Total debt principal	$ 52,753

(1) See Note 6 "Leases" for a summary of maturities of the Company's finance lease liabilities.

Short-term Borrowings

Commercial Paper and Back-up Credit Facilities
The Company did not have any commercial paper outstanding as of December 31, 2022 or 2021. In connection with its commercial paper program, the Company maintains a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 16, 2025, a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 11, 2026, and a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 16, 2027. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company's public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2022 and 2021, there were no borrowings outstanding under any of the Company's back-up credit facilities.

Federal Home Loan Bank of Boston ("FHLBB")
A subsidiary of the Company is a member of the FHLBB. As a member, the subsidiary has the ability to obtain cash advances, subject to certain minimum collateral requirements. The maximum borrowing capacity available from the FHLBB as of December 31, 2022 was approximately $915 million. At both December 31, 2022 and 2021, there were no outstanding advances from the FHLBB.

Long-term Borrowings

Exercise of Par Call Redemptions
In May 2022, the Company exercised the par call redemption on its outstanding 3.5% senior notes due July 2022 to redeem for cash on hand the entire $1.5 billion aggregate principal amount.

In August 2022, the Company exercised the par call redemption on its outstanding 2.75% senior notes due November 2022 (issued by Aetna Inc. ("Aetna")) to redeem for cash on hand the entire $1.0 billion aggregate principal amount.

In September 2022, the Company exercised the par call redemptions on its outstanding 2.75% senior notes due December 2022 and 4.75% senior notes due December 2022 (including notes issued by Omnicare, Inc.) to redeem for cash on hand the entire aggregate principal amount of $1.25 billion and $399 million, respectively.

2021 Notes
On August 18, 2021, the Company issued $1.0 billion aggregate principal amount of 2.125% unsecured senior notes due September 15, 2031 for total proceeds of $987 million, net of discounts, underwriting fees and offering expenses. The net proceeds of this offering were used for the purchase of senior notes in connection with the Company's cash tender offer in August 2021 as described below.

Cash Flow Hedges
During March 2020, the Company entered into several interest rate swap transactions to manage interest rate risk. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows

resulting from changes in interest rates related to the anticipated issuance of $750 million aggregate principal amount of 3.625% unsecured senior notes due April 1, 2027, $1.5 billion aggregate principal amount of 3.75% unsecured senior notes due April 1, 2030, $1.0 billion aggregate principal amount of 4.125% unsecured senior notes due April 1, 2040 and $750 million aggregate principal amount of 4.25% unsecured senior notes due April 1, 2050 (collectively, the "March 2020 Notes"). In connection with the issuance of the March 2020 Notes on March 31, 2020, the Company terminated all outstanding cash flow hedges. The Company paid a net amount of $7 million to the hedge counterparties upon termination, which was recorded as a loss, net of tax, of $5 million in accumulated other comprehensive income and will be reclassified as interest expense over the life of the March 2020 Notes. See Note 13 "Other Comprehensive Income (Loss)" for additional information.

Early Extinguishments of Debt

In December 2021, the Company redeemed for cash the remaining $2.3 billion of its outstanding 3.7% senior notes due 2023. In connection with the early redemption of such senior notes, the Company paid a make-whole premium of $80 million in excess of the aggregate principal amount of the senior notes that were redeemed, wrote-off $8 million of unamortized deferred financing costs and incurred $1 million in fees, for a total loss on early extinguishment of debt of $89 million.

In August 2021, the Company purchased approximately $2.0 billion of its outstanding 4.3% senior notes due 2028 through a cash tender offer. In connection with the purchase of such senior notes, the Company paid a premium of $332 million in excess of the aggregate principal amount of the senior notes that were purchased, wrote-off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on early extinguishment of debt of $363 million.

In December 2020, the Company purchased $4.5 billion of its outstanding senior notes through cash tender offers. The senior notes purchased included the following: $113 million of its 4.0% senior notes due 2023, $1.4 billion of its 3.7% senior notes due 2023, $1.0 billion of its 4.1% senior notes due 2025 and $2.0 billion of its 4.3% senior notes due 2028. In connection with the purchase of such senior notes, the Company paid a premium of $619 million in excess of the aggregate principal amount of the senior notes that were purchased, wrote-off $45 million of unamortized deferred financing costs and incurred $10 million in fees, for a total loss on early extinguishment of debt of $674 million.

In August 2020, the Company purchased $6.0 billion of its outstanding senior notes through cash tender offers. The senior notes purchased included the following: $723 million of its 4.0% senior notes due 2023, $2.3 billion of its 3.7% senior notes due 2023 and $3.0 billion of its 4.1% senior notes due 2025. In connection with the purchase of such senior notes, the Company paid a premium of $706 million in excess of the aggregate principal amount of the senior notes that were purchased, wrote-off $47 million of unamortized deferred financing costs and incurred $13 million in fees, for a total loss on early extinguishment of debt of $766 million.

Debt Covenants

The Company's back-up revolving credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. These covenants do not include an acceleration of the Company's debt maturities in the event of a downgrade in the Company's credit ratings. The Company does not believe the restrictions contained in these covenants materially affect its financial or operating flexibility. As of December 31, 2022, the Company was in compliance with all of its debt covenants.

9.   Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

As of December 31, 2022, the Company sponsors several active 401(k) savings plans that cover all employees who meet plan eligibility requirements.

The Company makes matching contributions consistent with the provisions of the respective plans. At the participant's option, account balances, including the Company's matching contribution, can be invested among various investment options under each plan. The CVS Health Future Fund 401(k) Plan offers CVS Health Corporation's common stock fund as an investment option. The Company also maintains nonqualified, unfunded deferred compensation plans for certain key employees. The plans provide participants the opportunity to defer portions of their eligible compensation and for certain nonqualified plans, participants receive matching contributions equivalent to what they could have received under the CVS Health Future Fund 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company's contributions under its defined contribution plans were $567 million, $552 million and $520 million in the years ended December 31, 2022, 2021 and 2020, respectively.

Defined Benefit Pension Plans

The Company sponsors a tax-qualified defined benefit pension plan that was frozen in 2010 and a nonqualified supplemental pension plan that was frozen in 2007. The Company also sponsors several other defined benefit pension plans that are unfunded nonqualified supplemental retirement plans.

Pension Benefit Obligation and Plan Assets
The following tables outline the change in pension benefit obligation and plan assets over the specified periods:

In millions	2022	2021
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 6,009	$ 6,462
Interest cost	132	110
Actuarial gain	(1,011)	(102)
Benefit payments	(387)	(408)
Settlements	(3)	(53)
Benefit obligation, end of year	4,740	6,009
Change in plan assets:		
Fair value of plan assets, beginning of year	6,677	6,845
Actual return on plan assets	(968)	215
Employer contributions	27	78
Benefit payments	(387)	(408)
Settlements	(3)	(53)
Fair value of plan assets, end of year	5,346	6,677
Funded status	$ 606	$ 668

The change in the pension benefit obligation during the years ended December 31, 2022 and 2021 was primarily driven by the change in the discount rate during each respective period.

The assets (liabilities) recognized on the consolidated balance sheets at December 31, 2022 and 2021 for the defined benefit pension plans consisted of the following:

In millions	2022	2021
Noncurrent assets reflected in other assets	$ 827	$ 946
Current liabilities reflected in accrued expenses	(24)	(28)
Noncurrent liabilities reflected in other long-term liabilities	(197)	(250)
Net assets	$ 606	$ 668

Net Periodic Benefit Cost (Income)
The components of net periodic benefit cost (income) for the years ended December 31, 2022, 2021 and 2020 are shown below:

In millions	2022	2021	2020
Components of net periodic benefit cost (income):			
Interest cost	$ 132	$ 110	$ 168
Expected return on plan assets	(309)	(317)	(388)
Amortization of net actuarial loss	3	5	2
Settlement losses	1	16	—
Net periodic benefit cost (income)	$ (173)	$ (186)	$ (218)

Pension Plan Assumptions

The Company uses a series of actuarial assumptions to determine its benefit obligation and net periodic benefit income, the most significant of which include discount rates and expected return on plan assets assumptions.

> *Discount Rates* - The discount rate is determined using a yield curve as of the annual measurement date. The yield curve consists of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve that is consistent with the maturity profile of the expected liability cash flows.

> *Expected Return on Plan Assets* - The expected long-term rate of return on plan assets is determined by using the plan's target allocation and return expectations based on many factors including forecasted long-term capital market real returns and the inflationary outlook on a plan by plan basis. See "Pension Plan Assets" below for additional details regarding the pension plan assets as of December 31, 2022 and 2021.

The Company also considers other assumptions including mortality, interest crediting rate, termination and retirement rates and cost of living adjustments.

The Company determined its benefit obligation based on the following weighted average assumptions as of December 31, 2022 and 2021:

	2022	2021
Discount rate	5.2 %	2.8 %

The Company determined its net periodic benefit cost (income) based on the following weighted average assumptions for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Discount rate	2.3 %	1.8 %	2.9 %
Expected long-term rate of return on plan assets	4.8 %	4.8 %	6.3 %

Pension Plan Assets

The Company's pension plan assets primarily include debt and equity securities held in separate accounts, common/collective trusts and real estate investments. The valuation methodologies used to value these debt and equity securities and common/collective trusts are similar to the methodologies described in Note 4 "Fair Value." Pension plan assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodologies used to value real estate investments and these additional investments, including the general classification pursuant to the fair value hierarchy.

> *Real Estate* - Real estate investments are valued by independent third party appraisers. The appraisals comply with the Uniform Standards of Professional Appraisal Practice, which include, among other things, the income, cost, and sales comparison approaches to estimating property value. Therefore, these investments are classified in Level 3.

> *Private equity and hedge fund limited partnerships* - Private equity and hedge fund limited partnerships are carried at fair value which is estimated using the NAV per unit as reported by the administrator of the underlying investment fund as a practical expedient to fair value. Therefore, these investments have been excluded from the fair value table below.

Pension plan assets with changes in fair value measured on a recurring basis at December 31, 2022 were as follows:

In millions	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 7	$ 81	$ —	$ 88
Debt securities:				
U.S. government securities	566	4	—	570
States, municipalities and political subdivisions	—	102	—	102
U.S. corporate securities	—	2,611	—	2,611
Foreign securities	—	101	—	101
Residential mortgage-backed securities	—	6	—	6
Commercial mortgage-backed securities	—	1	—	1
Other asset-backed securities	—	11	—	11
Redeemable preferred securities	—	1	—	1
Total debt securities	566	2,837	—	3,403
Equity securities:				
U.S. domestic	133	—	—	133
International	43	—	—	43
Domestic real estate	—	—	—	—
Total equity securities	176	—	—	176
Other investments:				
Real estate	—	—	325	325
Common/collective trusts [1]	—	307	—	307
Total other investments	—	307	325	632
Total pension investments [2]	$ 749	$ 3,225	$ 325	$ 4,299

[1] The assets in the underlying funds of common/collective trusts consist of $104 million of equity securities and $203 million of debt securities.

[2] Excludes $390 million of other receivables as well as $432 million of private equity limited partnership investments and $225 million of hedge fund limited partnership investments as these amounts are measured at NAV per share or an equivalent and are not subject to leveling within the fair value hierarchy.

Pension plan assets with changes in fair value measured on a recurring basis at December 31, 2021 were as follows:

In millions	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 60	$ 97	$ —	$ 157
Debt securities:				
U.S. government securities	1,223	1	—	1,224
States, municipalities and political subdivisions	—	150	—	150
U.S. corporate securities	—	2,458	—	2,458
Foreign securities	—	202	—	202
Residential mortgage-backed securities	—	277	—	277
Commercial mortgage-backed securities	—	76	—	76
Other asset-backed securities	—	162	—	162
Redeemable preferred securities	—	4	—	4
Total debt securities	1,223	3,330	—	4,553
Equity securities:				
U.S. domestic	201	—	—	201
International	81	—	—	81
Domestic real estate	1	—	—	1
Total equity securities	283	—	—	283
Other investments:				
Real estate	—	—	378	378
Common/collective trusts [1]	—	410	—	410
Total other investments	—	410	378	788
Total pension investments [2]	$ 1,566	$ 3,837	$ 378	$ 5,781

(1) The assets in the underlying funds of common/collective trusts consist of $261 million of equity securities and $149 million of debt securities.
(2) Excludes $76 million of other receivables as well as $583 million of private equity limited partnership investments and $237 million of hedge fund limited partnership investments as these amounts are measured at NAV per share or an equivalent and are not subject to leveling within the fair value hierarchy.

The changes in the balances of Level 3 pension plan assets during the year ended December 31, 2022 were as follows:

In millions	Real estate	Total
Beginning balance	$ 378	$ 378
Actual return on plan assets	21	21
Purchases, sales and settlements	(74)	(74)
Transfers out of Level 3	—	—
Ending balance	$ 325	$ 325

The changes in the balances of Level 3 pension plan assets during the year ended December 31, 2021 were as follows:

In millions	Real estate	Total
Beginning balance	$ 343	$ 343
Actual return on plan assets	43	43
Purchases, sales and settlements	(8)	(8)
Transfers out of Level 3	—	—
Ending balance	$ 378	$ 378

The Company's pension plan invests in a diversified mix of assets designed to generate returns that will enable the plan to meet its future benefit obligations. The risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons and by assessing the pension plan's liability characteristics. Complementary investment styles and strategies are utilized by professional investment management firms to further improve portfolio and operational risk characteristics. Public and private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

At December 31, 2022, target investment allocations for the Company's pension plan were: 12% in equity securities, 77% in fixed income and debt securities, 5% in real estate, 3% in private equity limited partnerships and 3% in hedge funds. Actual asset allocations may differ from target allocations due to tactical decisions to overweight or underweight certain assets or as a result of normal fluctuations in asset values. Asset allocations are consistent with stated investment policies and, as a general rule, periodically rebalanced back to target asset allocations. Asset allocations and investment performance are formally reviewed periodically throughout the year by the pension plan's Investment Subcommittee. Forecasting of asset and liability growth is performed at least annually.

Cash Flows

The Company generally contributes to its tax-qualified pension plan based on minimum funding requirements determined under applicable federal laws and regulations. Employer contributions related to the nonqualified supplemental pension plans generally represent payments to retirees for current benefits. The Company contributed $27 million, $78 million and $25 million to its pension plans during 2022, 2021 and 2020, respectively. No contributions are required for the tax-qualified pension plan in 2023. The Company expects to make an immaterial amount of contributions for all other pension plans in 2023.

The Company estimates the following future benefit payments, which are calculated using the same actuarial assumptions used to measure the pension benefit obligation as of December 31, 2022:

In millions		
2023	$	368
2024		369
2025		372
2026		369
2027		367
2028-2032		1,776

Multiemployer Pension Plans

The Company also contributes to a number of multiemployer pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer pension plans in the following respects: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, and (iii) if the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the applicable plan, which is referred to as a withdrawal liability.

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. The Company's contributions to multiemployer pension plans were $20 million, $19 million and $19 million in 2022, 2021 and 2020, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company's funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2022 and 2021, the Company's other postretirement benefits had an accumulated postretirement benefit obligation of $159 million and $207 million, respectively. Net periodic benefit costs related to these other postretirement benefits were $4 million, $4 million and $12 million in 2022, 2021 and 2020, respectively.

The Company estimates the following future benefit payments, which are calculated using the same actuarial assumptions used to measure the accumulated other postretirement benefit obligation as of December 31, 2022:

In millions		
2023	$	12
2024		12
2025		12
2026		12
2027		12
2028-2032		59

Pursuant to various collective bargaining agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. The Company's contributions to multiemployer health and welfare plans totaled $62 million, $60 million and $54 million in 2022, 2021 and 2020, respectively.

10. Income Taxes

The income tax provision for continuing operations consisted of the following for the years ended December 31, 2022, 2021 and 2020:

In millions		**2022**		**2021**		**2020**
Current:						
Federal	$	2,803	$	2,285	$	2,615
State		735		665		518
		3,538		2,950		3,133
Deferred:						
Federal		(1,569)		(306)		(450)
State		(506)		(122)		(114)
		(2,075)		(428)		(564)
Total	$	1,463	$	2,522	$	2,569

The following table is a reconciliation of the statutory income tax rate to the Company's effective income tax rate for continuing operations for the years ended December 31, 2022, 2021 and 2020:

	2022	**2021**	**2020**
Statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	3.2	4.1	3.2
Health insurer fee	—	—	2.2
Legal charges	3.5	—	—
Basis difference upon disposition of subsidiary	1.7	—	(1.2)
Prior year refunds and unrecognized tax benefits	(2.7)	(1.2)	—
Other	(0.7)	0.3	1.1
Effective income tax rate	26.0 %	24.2 %	26.3 %

The following table is a summary of the components of the Company's deferred income tax assets and liabilities as of December 31, 2022 and 2021:

In millions	2022	2021
Deferred income tax assets:		
Lease and rents	$ 5,242	$ 5,563
Legal charges	1,260	19
Inventory	103	99
Employee benefits	153	193
Bad debts and other allowances	480	489
Net operating loss and capital loss carryforwards	266	416
Deferred income	66	78
Insurance reserves	455	501
Investments	293	—
Payroll tax deferral	—	87
Other	335	377
Valuation allowance	(532)	(325)
Total deferred income tax assets [1]	8,121	7,497
Deferred income tax liabilities:		
Retirement benefits	(92)	(105)
Investments	—	(334)
Lease and rents	(4,639)	(4,947)
Depreciation and amortization	(7,139)	(8,381)
Total deferred income tax liabilities	(11,870)	(13,767)
Net deferred income tax liabilities	$ (3,749)	$ (6,270)

[1] Includes deferred income tax assets of $131 million which have been accounted for as assets held for sale and are included in assets held for sale on the consolidated balance sheet at December 31, 2022. See Note 2 "Acquisitions, Divestitures and Asset Sales" for additional information.

When evaluating the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and the Company's recent operating results. The Company established valuation allowances of $532 million and $325 million as of December 31, 2022 and 2021, respectively, because it does not consider it more likely than not that certain deferred tax assets will be recovered.

As of December 31, 2022, the Company had net operating and capital loss carryovers of $266 million, which expire between 2023 and 2042.

A reconciliation of the beginning and ending balance of unrecognized tax benefits in 2022, 2021 and 2020 is as follows:

In millions	2022	2021	2020
Beginning balance	$ 782	$ 768	$ 655
Additions based on tax positions related to the current year	5	3	3
Additions based on tax positions related to prior years	42	52	182
Reductions for tax positions of prior years	(166)	(33)	(56)
Expiration of statutes of limitation	(4)	(1)	(2)
Settlements	(213)	(7)	(14)
Ending balance	$ 446	$ 782	$ 768

CVS Health Corporation and most of its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. CVS Health Corporation participated in the Compliance Assurance Process through 2019, which is a program made available by the U.S. Internal Revenue Service ("IRS") to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax returns. The IRS has completed its examinations of the Company's consolidated U.S. federal income tax returns for tax years through and including 2013 and 2018 through 2019. The IRS has substantially completed its examinations of the Company's consolidated U.S. federal income tax returns for tax years 2014 through 2017.

CVS Health Corporation and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2022, no examination has resulted in any proposed adjustments that would result in a material change to the Company's operating results, financial condition or liquidity.

Substantially all material state and local income tax matters have been concluded for fiscal years through 2015. Certain state exams are likely to be concluded and certain state statutes of limitations will lapse in 2023, but the change in the balance of the Company's uncertain tax positions is projected to be immaterial. In addition, it is reasonably possible that the Company's unrecognized tax benefits could change within the next twelve months due to the anticipated conclusion of various examinations with the IRS for certain previous years. An estimate of the range of the possible change cannot be made at this time.

The Company records interest expense related to unrecognized tax benefits and penalties in the income tax provision. The Company accrued interest expense of approximately $29 million, $40 million and $34 million in 2022, 2021 and 2020, respectively. The Company had approximately $112 million and $151 million accrued for interest and penalties as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the total amount of unrecognized tax benefits that, if recognized, would affect the Company's effective income tax rate is approximately $336 million, after considering the federal benefit of state income taxes.

11. Stock Incentive Plans

The terms of the CVS Health 2017 Incentive Compensation Plan ("ICP") provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company, as well as equity compensation to outside directors of CVS Health Corporation. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee (the "MP&D Committee") of the Board. The ICP allows for a maximum of 58 million shares of CVS Health Corporation common stock to be reserved and available for grants. As of December 31, 2022, there were approximately 21 million shares of CVS Health Corporation common stock available for future grants under the ICP.

Upon the acquisition of Aetna (the "Aetna Acquisition") on November 28, 2018, approximately 22 million shares of Aetna common stock subject to awards outstanding under the Amended Aetna Inc. 2010 Stock Incentive Plan ("SIP") were assumed by CVS Health Corporation. In addition, in accordance with the merger agreement, shares which were available for future issuance under the SIP were converted into approximately 32 million shares of CVS Health Corporation common stock reserved and available for issuance pursuant to future awards. Subsequent to the expiration of the SIP on May 21, 2020, the ICP was the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees.

Stock-Based Compensation Expense

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the stock award (generally three to five years) using the straight-line method. The following table is a summary of stock-based compensation for the years ended December 31, 2022, 2021 and 2020:

In millions	2022	2021	2020
Restricted stock units and performance stock units	$ 369	$ 404	$ 329
Stock options and stock appreciation rights ("SARs") [1]	78	80	71
Total stock-based compensation	$ 447	$ 484	$ 400

(1) Includes the ESPP.

Restricted Stock Units and Performance Stock Units

The Company's restricted stock units and performance stock units are considered nonvested share awards and require no payment from the employee. The fair value of the restricted stock units is based on the market price of CVS Health Corporation common stock on the grant date and is recognized on a straight-line basis over the vesting period. For each restricted stock unit granted, employees receive one share of common stock, net of taxes, at the end of the vesting period.

The Company's performance stock units contain performance vesting conditions in addition to a service vesting condition. Vesting of the Company's performance stock units is dependent upon the degree to which the Company achieves its performance goals, which are generally set for a three-year performance period and are approved at the time of grant by the MP&D Committee.

The fair value of performance stock units granted with service and performance vesting conditions is based on the market price of CVS Health Corporation common stock on the grant date and is recognized over the vesting period. Certain of the performance stock units also contain a market vesting condition based on the performance of CVS Health Corporation common stock relative to a comparator group. The fair value of these performance stock units is determined using a Monte Carlo simulation as of the grant date and is recognized over the vesting period.

As of December 31, 2022, there was $619 million of total unrecognized compensation cost related to the Company's restricted stock units and performance stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.1 years. The total fair value of restricted stock units vested during 2022, 2021 and 2020 was $328 million, $406 million and $229 million, respectively.

The following table is a summary of the restricted stock unit and performance stock unit activity for the year ended December 31, 2022:

In thousands, except weighted average grant date fair value	Units		Weighted Average Grant Date Fair Value
Outstanding at beginning of year, nonvested	14,330	$	63.02
Granted	5,398	$	101.13
Vested [1]	(5,626)	$	58.28
Forfeited	(1,421)	$	72.76
Outstanding at end of year, nonvested	12,681	$	80.25

[1] Vested performance stock units have been included at target level performance. Based on actual performance, the number of restricted stock units and performance stock units vested during the year ended December 31, 2022 was 8.0 million.

Stock Options and SARs

All stock option grants are awarded at fair value on the date of grant. The fair value of stock options is estimated using the Black-Scholes option pricing model, and stock-based compensation is recognized on a straight-line basis over the requisite service period. Stock options granted generally become exercisable over a four-year period from the grant date. Stock options granted through 2018 generally expire seven years after the grant date. Stock options granted subsequent to 2018 generally expire ten years after the grant date.

All unvested Aetna SARs outstanding upon the acquisition of Aetna were converted into replacement CVS Health Corporation SARs. The replacement SARs granted are settled in CVS Health Corporation common stock, net of taxes, based on the appreciation of the stock price on the exercise date over the market price on the date of grant. The fair value of SARs is estimated using the Black-Scholes option pricing model, and stock-based compensation is recognized on a straight-line basis over the requisite service period. SARs generally become exercisable over a three-year period from the grant date. SARs generally expire ten years after the grant date. No SARs have been granted subsequent to the Aetna Acquisition.

The following table is a summary of stock option and SAR activity that occurred for the years ended December 31, 2022, 2021 and 2020:

In millions	2022	2021	2020
Cash received from stock options exercised (including ESPP)	$ 551	$ 549	$ 264
Payments for taxes for net share settlement of equity awards	370	168	88
Intrinsic value of stock options and SARs exercised	118	105	24
Fair value of stock options and SARs vested	219	224	252

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2022	2021	2020
Dividend yield [1]	2.18 %	2.68 %	3.42 %
Expected volatility [2]	27.34 %	27.10 %	25.22 %
Risk-free interest rate [3]	2.46 %	1.13 %	0.61 %
Expected life (in years) [4]	6.3	6.3	6.3
Weighted-average grant date fair value	$ 24.15	$ 14.57	$ 8.78

[1] The dividend yield is based on annual dividends paid and the fair market value of CVS Health Corporation stock at the grant date.
[2] The expected volatility is estimated based on the historical volatility of CVS Health Corporation's daily stock price over a period equal to the expected life of each option grant after adjustments for infrequent events such as stock splits.
[3] The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.
[4] The expected life represents the number of years the options are expected to be outstanding from grant date based on historical option or SAR holder exercise experience.

As of December 31, 2022, unrecognized compensation expense related to unvested stock options totaled $41 million, which the Company expects to be recognized over a weighted-average period of 1.9 years. After considering anticipated forfeitures, the Company expects approximately 7 million of the unvested stock options to vest over the requisite service period.

The following table is a summary of the Company's stock option and SAR activity for the year ended December 31, 2022:

In thousands, except weighted average exercise price and remaining contractual term	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	19,061	$ 71.74		
Granted	1,993	$ 101.04		
Exercised	(4,921)	$ 75.91		
Forfeited	(478)	$ 70.78		
Expired	(615)	$ 99.78		
Outstanding at end of year	15,040	$ 73.15	4.52	$ 340,507
Exercisable at end of year	7,730	$ 72.39	2.76	184,904
Vested at end of year and expected to vest in the future	14,757	$ 72.96	4.47	336,664

ESPP

The Company's Employee Stock Purchase Plan ("ESPP") provides for the purchase of up to 60 million shares of CVS Health Corporation common stock. Under the ESPP, eligible employees may purchase common stock at the end of each six month offering period at a purchase price equal to 90% of the lower of the fair market value on the first day or the last day of the offering period. During 2022, approximately 2 million shares of common stock were purchased under the provisions of the ESPP at an average price of $78.55 per share. As of December 31, 2022, approximately 29 million shares of common stock were available for issuance under the ESPP.

The fair value of stock-based compensation associated with the ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes option pricing model.

The following table is a summary of the assumptions used to value the ESPP awards for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Dividend yield [1]	1.12 %	1.34 %	1.46 %
Expected volatility [2]	23.54 %	25.27 %	37.21 %
Risk-free interest rate [3]	1.42 %	0.08 %	0.81 %
Expected life (in years) [4]	0.5	0.5	0.5
Weighted-average grant date fair value	$ 16.25	$ 12.55	$ 13.85

(1) The dividend yield is calculated based on semi-annual dividends paid and the fair market value of CVS Health Corporation stock at the grant date.
(2) The expected volatility is estimated based on the historical volatility of CVS Health Corporation's daily stock price over the previous six month period.
(3) The risk-free interest rate is selected based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP purchases (i.e., six months).
(4) The expected life is based on the semi-annual purchase period.

12.   Shareholders' Equity

Share Repurchases

The following share repurchase programs have been authorized by the Board:

In billions **Authorization Date**	**Authorized**	**Remaining as of December 31, 2022**
November 17, 2022 ("2022 Repurchase Program")	$ 10.0	$ 10.0
December 9, 2021 ("2021 Repurchase Program")	10.0	6.5

Each of the share Repurchase Programs was effective immediately and permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase ("ASR") transactions, and/or other derivative transactions. Both the 2022 and 2021 Repurchase Programs can be modified or terminated by the Board at any time.

During the year ended December 31, 2022, the Company repurchased an aggregate of 34.1 million shares of common stock for approximately $3.5 billion pursuant to the 2021 Repurchase Program, including share repurchases under the $1.5 billion fixed dollar ASR transaction described below. During the years ended December 31, 2021 and 2020, the Company did not repurchase any shares of common stock.

Pursuant to the authorization under the 2021 Repurchase Program, the Company entered into a $2.0 billion fixed dollar ASR with Citibank, N.A. ("Citibank"). Upon payment of the $2.0 billion purchase price on January 4, 2023, the Company received a number of shares of CVS Health Corporation's common stock equal to 80% of the $2.0 billion notional amount of the ASR or approximately 17.4 million shares at a price of $92.19 per share, which were placed into treasury stock in January 2023. At the conclusion of the ASR, the Company may receive additional shares representing the remaining 20% of the $2.0 billion notional amount. The ultimate number of shares the Company may receive will depend on the daily volume-weighted average price of the Company's stock over an averaging period, less a discount. It is also possible, depending on such weighted average price, that the Company will have an obligation to Citibank which, at the Company's option, could be settled in additional cash or by issuing shares. Under the terms of the ASR, the maximum number of shares that could be delivered to the Company is 43.4 million.

Pursuant to the authorization under the 2021 Repurchase Program, the Company entered into a $1.5 billion fixed dollar ASR with Barclays Bank PLC. Upon payment of the $1.5 billion purchase price on January 4, 2022, the Company received a number of shares of CVS Health Corporation's common stock equal to 80% of the $1.5 billion notional amount of the ASR or approximately 11.6 million shares at a price of $103.34 per share, which were placed into treasury stock in January 2022. The ASR was accounted for as an initial treasury stock transaction for $1.2 billion and a forward contract for $0.3 billion. The forward contract was classified as an equity instrument and was recorded within capital surplus. In February 2022, the Company received approximately 2.7 million shares of CVS Health Corporation's common stock, representing the remaining 20% of the $1.5 billion notional amount of the ASR, thereby concluding the ASR. These shares were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in February 2022.

At the time they were received, the initial and final receipt of shares resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

Dividends

The quarterly cash dividend declared by the Board was $0.55 and $0.50 per share in 2022 and 2021, respectively. In December 2022, the Board authorized a 10% increase in the quarterly cash dividend to $0.605 per share effective in 2023. CVS Health Corporation has paid cash dividends every quarter since becoming a public company. Future dividend payments will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board.

Regulatory Requirements

The Company's insurance business operations are conducted through subsidiaries that principally consist of health maintenance organizations ("HMOs") and insurance companies. The Company's HMO and insurance subsidiaries report their financial statements in accordance with accounting practices prescribed by state regulatory authorities which may differ from GAAP. The combined statutory net income for the years ended and estimated combined statutory and capital surplus at December 31, 2022, 2021 and 2020 for the Company's insurance and HMO subsidiaries were as follows:

In millions	2022	2021	2020
Statutory net income	$ 2,851	$ 3,302	$ 3,667
Estimated statutory capital and surplus	15,503	14,879	13,238

The Company's insurance and HMO subsidiaries paid $3.2 billion of gross dividends to the Company for the year ended December 31, 2022.

In addition to general state law restrictions on payments of dividends and other distributions to stockholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their equity holders. In addition, in connection with the Aetna Acquisition, the Company made certain undertakings that require prior regulatory approval of dividends by certain of its HMOs and insurance companies. At December 31, 2022, these amounts were as follows:

In millions	
Estimated minimum statutory surplus required by regulators	$ 7,741
Investments on deposit with regulatory bodies	652
Estimated maximum dividend distributions permitted in 2023 without prior regulatory approval	2,706

Noncontrolling Interests

At December 31, 2022 and 2021, noncontrolling interests were $300 million and $306 million, respectively, primarily related to third party interests in the Company's operating entities. The noncontrolling entities' share is included in total shareholders' equity on the consolidated balance sheets.

13. Other Comprehensive Income (Loss)

Shareholders' equity included the following activity in accumulated other comprehensive income (loss) in 2022, 2021 and 2020:

	At December 31,		
In millions	**2022**	**2021**	**2020**
Net unrealized investment gains (losses):			
Beginning of year balance	$ 778	$ 1,214	$ 774
Other comprehensive income (loss) before reclassifications *($(2,972), $(489) and $497 pretax)*	(2,518)	(410)	415
Amounts reclassified from accumulated other comprehensive income *($315, $(32) and $31 pretax)* [1]	239	(26)	25
Other comprehensive income (loss)	(2,279)	(436)	440
End of year balance	(1,501)	778	1,214
Foreign currency translation adjustments:			
Beginning of year balance	—	7	4
Other comprehensive income (loss) before reclassifications	—	(7)	3
Other comprehensive income (loss)	—	(7)	3
End of year balance	—	—	7
Net cash flow hedges:			
Beginning of year balance	222	248	279
Other comprehensive income (loss) before reclassifications *($38, $0 and $(7) pretax)*	28	—	(5)
Amounts reclassified from accumulated other comprehensive income *($(15), $(34) and $(35) pretax)* [2]	(11)	(26)	(26)
Other comprehensive income (loss)	17	(26)	(31)
End of year balance	239	222	248
Pension and other postretirement benefits:			
Beginning of year balance	(35)	(55)	(38)
Other comprehensive income (loss) before reclassifications *($(229), $20 and $(30) pretax)*	(170)	15	(22)
Amounts reclassified from accumulated other comprehensive loss *($3, $6 and $7 pretax)* [3]	2	5	5
Other comprehensive income (loss)	(168)	20	(17)
End of year balance	(203)	(35)	(55)
Total beginning of year accumulated other comprehensive income	965	1,414	1,019
Total other comprehensive income (loss)	(2,430)	(449)	395
Total end of year accumulated other comprehensive income (loss)	$ (1,465)	$ 965	$ 1,414

---

(1) Amounts reclassified from accumulated other comprehensive income for specifically identified debt securities are included in net investment income in the consolidated statements of operations.

(2) Amounts reclassified from accumulated other comprehensive income for specifically identified cash flow hedges are included within interest expense in the consolidated statements of operations. The Company expects to reclassify $11 million, net of tax, in net gains associated with its cash flow hedges into net income within the next 12 months.

(3) Amounts reclassified from accumulated other comprehensive loss for specifically identified pension and other postretirement benefits are included in other income in the consolidated statements of operations.

14. Earnings Per Share

Earnings per share is computed using the treasury stock method. Stock options and SARs to purchase 4 million, 7 million, and 15 million shares of common stock were outstanding, but were excluded from the calculation of diluted earnings per share for the years ended December 31, 2022, 2021 and 2020, respectively, because their exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

The following is a reconciliation of basic and diluted earnings per share from continuing operations for the years ended December 31, 2022, 2021 and 2020:

In millions, except per share amounts	2022	2021	2020
Numerator for earnings per share calculation:			
Income from continuing operations	$ 4,165	$ 7,898	$ 7,201
Net (income) loss attributable to noncontrolling interests	(16)	12	(13)
Income from continuing operations attributable to CVS Health	$ 4,149	$ 7,910	$ 7,188
Denominator for earnings per share calculation:			
Weighted average shares, basic	1,312	1,319	1,309
Restricted stock units and performance stock units	6	6	4
Stock options and SARs	5	4	1
Weighted average shares, diluted	1,323	1,329	1,314
Earnings per share from continuing operations:			
Basic	$ 3.16	$ 6.00	$ 5.49
Diluted	$ 3.14	$ 5.95	$ 5.47

15. Reinsurance

The Company utilizes reinsurance agreements primarily to: (a) reduce required capital and (b) facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit the Company to recover a portion of its losses from reinsurers, although they do not discharge the Company's primary liability as the direct insurer of the risks reinsured.

In January 2023, the Company entered into two four-year reinsurance agreements with an unrelated reinsurer that allow it to reduce required capital and provide collateralized excess of loss reinsurance coverage on a portion of the Health Care Benefits segment's group Commercial Insured business.

Reinsurance recoverables (recorded as other current assets or other assets on the consolidated balance sheets) at December 31, 2022 and 2021 were as follows:

In millions	2022	2021
Reinsurer		
Hartford Life and Accident Insurance Company	$ 1,593	$ 1,887
Lincoln Life & Annuity Company of New York	385	395
VOYA Retirement Insurance and Annuity Company	159	167
Fresenius Medical Care Reinsurance Company (Cayman) Ltd.	102	46
All Other	55	54
Total	$ 2,294	$ 2,549

Direct, assumed and ceded premiums earned for the years ended December 31, 2022, 2021 and 2020 were as follows:

In millions	2022	2021	2020
Direct	$ 85,670	$ 76,320	$ 69,711
Assumed	432	492	478
Ceded	(772)	(680)	(825)
Net premiums	$ 85,330	$ 76,132	$ 69,364

The impact of reinsurance on benefit costs for the years ended December 31, 2022, 2021 and 2020 were as follows:

In millions	2022	2021	2020
Direct	$ 71,567	$ 64,414	$ 56,077
Assumed	379	398	329
Ceded	(665)	(552)	(727)
Net benefit costs	$ 71,281	$ 64,260	$ 55,679

There is not a material difference between premiums on a written basis versus an earned basis.

The Company also has various agreements with unrelated reinsurers that do not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting. The Company entered into these contracts to reduce the risk of catastrophic loss which in turn reduces the Company's capital and surplus requirements. Total deposit assets and liabilities related to reinsurance agreements that do not qualify for reinsurance accounting under GAAP were not material as of December 31, 2022 or 2021.

16. Commitments and Contingencies

COVID-19

The COVID-19 pandemic continues to evolve. The Company believes COVID-19's impact on its businesses, operating results, cash flows and/or financial condition primarily will be driven by the geographies impacted and the severity and duration of the pandemic; the pandemic's impact on the U.S. and global economies and consumer behavior and health care utilization patterns; and the timing, scope and impact of legislation as well as other federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company's knowledge and control. As a result, the impact COVID-19 will have on the Company's businesses, operating results, cash flows and/or financial condition is uncertain, but the impact could be adverse and material. COVID-19 also may result in legal and regulatory proceedings, investigations and claims against the Company.

Guarantees

The Company has the following significant guarantee arrangements at December 31, 2022:

- ASC Claim Funding Accounts - The Company has arrangements with certain banks for the processing of claim payments for its ASC customers. The banks maintain accounts to fund claims of the Company's ASC customers. The customer is responsible for funding the amount paid by the bank each day. In these arrangements, the Company guarantees that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is generally limited to $250 million. The Company can limit its exposure to these guarantees by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

- Separate Accounts Assets - Certain Separate Accounts assets associated with the large case pensions business in the Corporate/Other segment represent funds maintained as a contractual requirement to fund specific pension annuities that the Company has guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were approximately $941 million and $1.3 billion at December 31, 2022 and 2021, respectively. See Note 1 "Significant Accounting Policies" for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Accounts balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Account's investment strategy. If contract holders do not maintain the required level of Separate Accounts assets to meet the annuity guarantees, the Company would establish an additional liability. Contract holders' balances in the Separate Accounts at December 31, 2022 exceeded the value of the guaranteed benefit obligation. As a result, the Company was not required to maintain any additional liability for its related guarantees at December 31, 2022.

Lease Guarantees

Between 1995 and 1997, the Company sold or spun off a number of subsidiaries, including Bob's Stores and Linens 'n Things, each of which subsequently filed for bankruptcy, and Marshalls. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the former subsidiary's lease obligations for the initial lease term and any extension thereof pursuant to a renewal option provided for in the lease prior to the time of the disposition. When the subsidiaries were disposed of and accounted for as discontinued operations, the Company's guarantees remained in place, although each initial purchaser agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries fail to make the required payments under a store lease, the Company could be required to satisfy those obligations, and any significant adverse impact of COVID-19 on such purchasers and/or former subsidiaries increases the risk that the Company will be required to satisfy those obligations. As of December 31, 2022, the Company guaranteed 67 such store leases (excluding the lease guarantees related to Linens 'n Things, which have been recorded as a liability on the consolidated balance sheets), with the maximum remaining lease term extending through 2034.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (in most states up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The life and health insurance guaranty associations in which the Company participates that operate under these laws respond to insolvencies of long-term care insurers and life insurers as well as health insurers. The Company's assessments generally are based on a formula relating to the Company's health care premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered over time as offsets to premium taxes. Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer-governed health plans established under the ACA.

In 2009, the Pennsylvania Insurance Commissioner placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, "Penn Treaty") in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. Penn Treaty was placed in liquidation in March 2017. The Company has recorded a liability for its estimated share of future assessments by applicable life and health insurance guaranty associations. It is reasonably possible that in the future the Company may record a liability and expense relating to other insolvencies which could have a material adverse effect on the Company's operating results, financial condition and cash flows, and the risk is heightened by any significant adverse impact of the COVID-19 pandemic on the solvency of other insurers, including long-term care and life insurers. While historically the Company has ultimately recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that limit future offsets.

HMOs in certain states in which the Company does business are subject to assessments, including market stabilization and other risk-sharing pools, for which the Company is assessed charges based on incurred claims, demographic membership mix and other factors. The Company establishes liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments the Company pays are dependent upon the Company's experience relative to other entities subject to the assessment, and the ultimate liability is not known at the financial statement date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, the Company believes it has adequate reserves to cover such assessments.

The Company's total guaranty fund assessments liability was immaterial at both December 31, 2022 and 2021.

Litigation and Regulatory Proceedings

The Company has been involved or is currently involved in numerous legal proceedings, including litigation, arbitration, government investigations, audits, reviews and claims. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, the U.S. Department of Justice (the "DOJ"), state Attorneys General, the U.S. Drug Enforcement Administration (the "DEA"), the U.S. Federal Trade Commission (the "FTC") and other governmental authorities.

Legal proceedings, in general, and securities, class action and multi-district litigation, in particular, and governmental special investigations, audits and reviews can be expensive and disruptive. Some of the litigation matters may purport or be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. The Company also may be named from time to time in *qui tam* actions initiated by private third parties that could also be separately pursued by a governmental body. The results of legal proceedings, including government investigations, are often uncertain and difficult to predict, and the costs incurred in these matters can be substantial, regardless of the outcome.

The Company records accruals for outstanding legal matters when it believes it is probable that a loss will be incurred and the amount can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal matters that could affect the amount of any accrual and developments that would make a loss contingency both probable and reasonably estimable. If a loss contingency is not both probable and reasonably estimable, the Company does not establish an accrued liability. None of the Company's accruals for outstanding legal matters are material individually or in the aggregate to the Company's financial condition.

Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters described below, and the Company is unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters. The Company believes that its defenses and assertions in pending legal proceedings have merit and does not believe that any of these pending matters, after consideration of applicable reserves and rights to indemnification, will have a material adverse effect on the Company's financial position. Substantial unanticipated verdicts, fines and rulings, however, do sometimes occur, which could result in judgments against the Company, entry into settlements or a revision to its expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on its results of operations. In addition, as a result of governmental investigations or proceedings, the Company may be subject to damages, civil or criminal fines or penalties, or other sanctions including possible suspension or loss of licensure and/or exclusion from participating in government programs. The outcome of such governmental investigations of proceedings could be material to the Company.

Usual and Customary Pricing Litigation

The Company and certain current and former directors and officers are named as a defendant in a number of lawsuits that allege that the Company's retail pharmacies overcharged for prescription drugs by not submitting the correct usual and customary price during the claims adjudication process. These actions are brought by a number of different types of plaintiffs, including plan members, private payors, government payors, and shareholders based on different legal theories. Some of these cases are brought as putative class actions, and in some instances, classes have been certified. In October 2022, one of the litigating shareholders made a litigation demand to the Board related to these and other issues after his amended derivative complaint was dismissed for failing to demonstrate demand futility. The Company is defending itself against these claims.

PBM Litigation and Investigations

The Company is named as a defendant in a number of lawsuits and is subject to a number of investigations concerning its PBM practices.

The Company is facing multiple lawsuits, including by state Attorneys General, governmental subdivisions and several putative class actions, regarding drug pricing and its rebate arrangements with drug manufacturers. These complaints, brought by a number of different types of plaintiffs under a variety of legal theories, generally allege that rebate agreements between the drug manufacturers and PBMs caused inflated prices for certain drug products. The Company is defending itself against these claims. The Company has also received subpoenas, civil investigative demands ("CIDs"), and other requests for documents and information from, and is being investigated by, the FTC and Attorneys General of several states and the District of Columbia regarding its PBM practices, including pricing and rebates. The Company has been providing documents and information in response to these subpoenas, CIDs, and requests for information.

United States ex rel. Behnke v. CVS Caremark Corporation, et al. (U.S. District Court for the Eastern District of Pennsylvania). In April 2018, the Court unsealed a complaint filed in February 2014. The government has declined to intervene in this case. The relator alleges that the Company submitted, or caused to be submitted, to Part D of the Medicare program Prescription Drug Event data and/or Direct and Indirect Remuneration reports that misrepresented true prices paid by the Company's PBM to pharmacies for drugs dispensed to Part D beneficiaries with prescription benefits administered by the Company's PBM. The Company is defending itself against these claims.

Controlled Substances Litigation, Audits and Subpoenas

In December 2017, the U.S. Judicial Panel on Multidistrict Litigation consolidated numerous cases filed against various defendants by plaintiffs such as counties, cities, hospitals, Indian tribes and third-party payors, alleging claims beginning as far back as the early 2000s generally concerning the impacts of widespread prescription opioid abuse. The consolidated multidistrict litigation captioned In re National Prescription Opiate Litigation (MDL No. 2804) is pending in the U.S. District Court for the Northern District of Ohio. This multidistrict litigation presumptively includes hundreds of relevant federal court cases that name the Company as a defendant. A significant number of similar cases that name the Company as a defendant in some capacity are pending in state courts.

In addition, the Company has been named as a defendant in similar cases brought by certain state Attorneys General. The Company is defending itself against all such claims. Additionally, the Company has received subpoenas, CIDs, and/or other requests for information regarding opioids from state Attorneys General and insurance and other regulators of several U.S. jurisdictions. The Company has been cooperating with the government with respect to these subpoenas, CIDs, and other requests for information.

In November 2021, the Company was among the chain pharmacies found liable by a jury in a trial in federal court in Ohio; in August 2022, the court issued a judgment jointly against the three defendants in the amount of $651 million to be paid over 15 years, and also ordered certain injunctive relief. The Company is appealing the judgment and has not accrued a liability for this matter. In March 2022, CVS Health Corporation and CVS Pharmacy, Inc. entered into a settlement agreement with the State of Florida to resolve claims related to opioid medications dating back more than a decade. Under the terms of the settlement agreement, CVS Health Corporation settled all opioid claims against it and its subsidiaries by the State of Florida for $484 million, which is to be paid over a period of 18 years. During the three months ended March 31, 2022, the Company recorded a $484 million liability associated with this legal settlement. In August 2022, CVS Pharmacy, Inc. entered into an agreement with the State of New Mexico to settle all opioid claims against it and its parents and subsidiaries by the State of New Mexico and participating subdivisions. In September 2022, CVS Pharmacy, Inc. entered into an agreement with the State of West Virginia to settle all opioid claims against it and its parents and subsidiaries by the State of West Virginia and participating subdivisions. Also in September 2022, CVS Pharmacy, Inc. entered into an agreement with the Cherokee Nation to settle all opioid claims against it and its parents and subsidiaries by the Cherokee Nation.

In December 2022, the Company agreed to a formal settlement agreement, the financial amounts of which were agreed to in principle in October 2022, with a leadership group of a number of state Attorneys General and the Plaintiffs' Executive Committee ("PEC"). The agreement would resolve substantially all opioid claims against Company entities by states and political subdivisions, but not private plaintiffs. The maximum amount payable by the Company under the settlement would be approximately $4.3 billion in opioid remediation and $625 million in attorneys' fees and costs and additional remediation. The amounts would be payable over 10 years, beginning in 2023. The agreement also contains injunctive terms relating to the dispensing of opioid medications. The settlement agreement is available at nationalopioidsettlement.com.

Under the settlement agreement, before the Company determines whether to enter into any final settlement, it will assess the number and identities of the governmental entities that will participate in any such settlement. The settlement agreement contemplates that if certain governmental entities do not agree to the settlement, but the Company nonetheless concludes that there is sufficient participation to warrant going forward with the settlement, there would be a corresponding reduction in the amount due from the Company to account for the governmental entities that did not agree. Those non-participating governmental entities would be entitled to pursue their claims against the Company and other defendants. Private plaintiff litigation will also continue.

The Company has been informed that 45 states, the District of Columbia, and all eligible United States territories have elected to join the settlement. Three states were the subject of earlier settlements. The Company has elected to proceed with the settlement process based on that level of participation. The settlement process will progress to the period during which subdivisions may elect to join.

In December 2022, the Company also agreed to a formal settlement agreement with a leadership group representing tribes throughout the United States. The agreement would resolve substantially all opioid claims against Company entities by such tribes. The maximum amount payable by the Company under the settlement would be $113 million in opioid remediation and $18 million in attorneys' fees and costs. The amounts would be payable over 10 years, beginning in 2023. The agreement is contingent upon sufficient participation by tribes.

The Company has concluded that settlement of opioid claims by governmental entities and tribes is probable, and the loss related thereto could be reasonably estimated. As a result of that conclusion, and its assessment of certain other opioid-related claims including those for which the Company reached agreement in August and September 2022, the Company recorded pre-tax charges of $5.2 billion and $99 million during the three months ended September 30, 2022 and the three months ended December 31, 2022, respectively, of which $4.8 billion was recorded in other long-term liabilities on the consolidated balance sheet. In addition, the Company expects the cash impact in 2023 and 2024 to be less than $500 million in each year. Because loss contingencies are inherently unpredictable and unfavorable developments or resolutions can occur, the assessment requires judgments about future events. Moreover, the settlement is in its early phases, and there is no assurance that contingencies will be satisfied. The amount of ultimate loss may differ materially from this accrual.

Because of the many uncertainties associated with any settlement arrangement or other resolution of all opioid-related litigation matters, including the uncertain scope of participation by governmental entities, and given that the Company continues to actively defend ongoing litigation for which it believes it has defenses and assertions that have merit, the Company is not able to reasonably estimate the range of ultimate possible loss for all opioid-related litigation matters at this time. The outcome of these legal matters could have a material effect on the Company's business, financial condition, operating results and/or cash flows.

In January 2020, the DOJ served the Company with a DEA administrative subpoena. The subpoena seeks documents relating to practices with respect to prescription opioids and other controlled substances at CVS pharmacy locations concerning potential violations of the federal Controlled Substances Act and the federal False Claims Act. In January 2022, the DOJ served the Company with a CID regarding similar subjects, and the Company is providing documents and information in response to these matters.

Prescription Processing Litigation and Investigations

The Company is named as a defendant in a number of lawsuits and is subject to a number of investigations concerning its prescription processing practices, including the following:

U.S. ex rel. *Bassan* et al. *v. Omnicare, Inc. and CVS Health Corp.* (U.S. District Court for the Southern District of New York). In December 2019, the U.S. Attorney's Office for the Southern District of New York (the "SDNY") filed a complaint-in-intervention in this previously sealed *qui tam* case. The complaint alleges that for certain non-skilled nursing facilities, Omnicare improperly filled prescriptions beyond one year where a valid prescription did not exist and that these dispensing events violated the federal False Claims Act. The Company is defending itself against these claims.

U.S. ex rel. Gill et al. v. CVS Health Corp. et al. (U.S. District Court for the Northern District of Illinois). In July 2022, the Delaware Attorney General's Office moved for partial intervention as to allegations under the Delaware false claims act related to not escheating alleged overpayments in this previously sealed *qui tam* case. The federal government and the remaining states declined to intervene on other additional theories in the relator's complaint. The Company is defending itself against all of the claims.

In July 2017, the Company also received a subpoena from the California Department of Insurance requesting documents concerning the Company's Omnicare pharmacies' cycle fill process for assisted living facilities. The Company has been cooperating with the California Department of Insurance and providing documents and information in response to this subpoena.

In December 2016, the Company received a CID from the U.S. Attorney's Office for the Northern District of New York requesting documents and information in connection with a federal False Claims Act investigation concerning whether the Company's retail pharmacies improperly submitted certain insulin claims to Part D of the Medicare program rather than Part B of the Medicare program. The Company has been cooperating with the government and providing documents and information in response to this CID.

Provider Proceedings

The Company is named as a defendant in purported class actions and individual lawsuits arising out of its practices related to the payment of claims for services rendered to its members by providers with whom the Company has a contract and with whom the Company does not have a contract ("out-of-network providers"). Among other things, these lawsuits allege that the Company paid too little to its health plan members and/or providers for out-of-network services (including COVID-19 testing) and/or otherwise allege that the Company failed to timely or appropriately pay or administer claims and benefits (including the

Company's post payment audit and collection practices). Other major health insurers are the subject of similar litigation or have settled similar litigation.

The Company also has received subpoenas and/or requests for documents and other information from, and been investigated by, state Attorneys General and other state and/or federal regulators, legislators and agencies relating to, and the Company is involved in other litigation regarding, its out-of-network benefit payment and administration practices. It is reasonably possible that others could initiate additional litigation or additional regulatory action against the Company with respect to its out-of-network benefit payment and/or administration practices.

CMS Actions

CMS regularly audits the Company's performance to determine its compliance with CMS's regulations and its contracts with CMS and to assess the quality of services it provides to Medicare beneficiaries. CMS uses various payment mechanisms to allocate and adjust premium payments to the Company's and other companies' Medicare plans by considering the applicable health status of Medicare members as supported by information prepared, maintained and provided by providers. The Company collects claim and encounter data from providers and generally relies on providers to appropriately code their submissions to the Company and document their medical records, including the diagnosis data submitted to the Company with claims. CMS pays increased premiums to Medicare Advantage plans and Medicare PDP plans for members who have certain medical conditions identified with specific diagnosis codes. Federal regulators review and audit the providers' medical records to determine whether those records support the related diagnosis codes that determine the members' health status and the resulting risk-adjusted premium payments to the Company. In that regard, CMS has instituted risk adjustment data validation ("RADV") audits of various Medicare Advantage plans, including certain of the Company's plans, to validate coding practices and supporting medical record documentation maintained by providers and the resulting risk-adjusted premium payments to the plans. CMS may require the Company to refund premium payments if the Company's risk-adjusted premiums are not properly supported by medical record data. The Office of the Inspector General of the HHS (the "OIG") also is auditing the Company's risk adjustment-related data and that of other companies. The Company expects CMS and the OIG to continue these types of audits.

In 2012, in the "Notice of Final Payment Error Calculation for Part C Medicare Advantage Risk Adjustment Validation Data (RADV) Contract-Level Audits," CMS revised its audit methodology for RADV contract-level audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the revised methodology, among other things, CMS announced extrapolation of the error rate identified in the audit sample along with the application of a process to account for errors in the government's traditional fee-for-service Medicare program ("FFS Adjuster"). For contract years prior to 2011, CMS did not extrapolate sample error rates to the entire contract, nor did CMS propose to apply a FFS adjuster. By applying the FFS Adjuster, Medicare Advantage organizations would have been liable for repayments only to the extent that their extrapolated payment errors exceeded the error rate in Original Medicare, which could have impacted the extrapolated repayments to which Medicare Advantage organizations are subject. This revised contract-level audit methodology increased the Company's exposure to premium refunds to CMS based on incomplete medical records maintained by providers. In the RADV audit methodology CMS used from 2011-2013, CMS selected only a few of the Company's Medicare Advantage contracts for various contract years for contract-level RADV audits. In October 2018, CMS in the proposed rule ("Proposed Rule") announced a new methodology for RADV audits targeting certain health conditions and members with many diagnostic conditions along with extrapolation for the error rates identified without use of a FFS Adjuster. While the rule was under proposal, CMS initiated contract-level RADV audits for the years 2014 and 2015 with this new RADV methodology without a final rule.

On January 30, 2023, CMS released the final rule ("RADV Audit Rule"), announcing it may use extrapolation for payment years 2018 forward, for both RADV audits and OIG audits and eliminated the application of a FFS Adjuster in Part C contract-level RADV audits of Medicare Advantage organizations. In the RADV Audit Rule, CMS indicated that it will use more than one audit methodology going forward and indicated CMS will audit contracts it believes are at the highest risk for overpayments based on its statistical modeling, citing a 2016 Governmental Accountability Office report that recommended selection of contract-level RADV audits with a focus on contracts likely to have high rates of improper payment, the highest coding intensity scores, and contracts with high levels of unsupported diagnoses from prior RADV audits.

The Company is currently unable to predict which of its Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds for years prior to 2018 or prospective adjustments to Medicare Advantage premium payments made to the Company, the effect of any such refunds or adjustments on the actuarial soundness of the Company's Medicare Advantage bids, or whether any RADV audit findings would require the Company to change its method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in the Company's bids

for prior contract years, the current contract year or future contract years. Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV, Public Exchange related or other audits by CMS, the OIG or otherwise, including audits of the Company's MLR rebates, methodology and/or reports, could be material and could adversely affect the Company's operating results, cash flows and/or financial condition.

The RADV Audit Rule does not apply to the CMS Part C Improper Payment Measures audits nor the HHS-RADV programs.

Medicare and Medicaid CIDs

The Company has received CIDs from the Civil Division of the DOJ in connection with a current investigation of the Company's patient chart review processes related to risk adjustment data submissions under Parts C and D of the Medicare program. The Company has been cooperating with the government and providing documents and information in response to these CIDs.

In May 2017, the Company received a CID from the SDNY requesting documents and information concerning possible false claims submitted to Medicare in connection with reimbursements for prescription drugs under the Medicare Part D program. The Company has been cooperating with the government and providing documents and information in response to this CID.

Stockholder Matters

Beginning in February 2019, multiple class action complaints, as well as a derivative complaint, were filed by putative plaintiffs against the Company and certain current and former officers and directors. The plaintiffs in these cases assert a variety of causes of action under federal securities laws that are premised on allegations that the defendants made certain omissions and misrepresentations relating to the performance of the Company's LTC business unit. The Company and its current and former officers and directors are defending themselves against these claims. Since filing, several of the cases have been consolidated, and the first-filed federal case, *City of Miami Fire Fighters' and Police Officers' Retirement Trust,* et al. (formerly known as *Anarkat*), was dismissed with prejudice in February 2021. Plaintiffs appealed that decision to the First Circuit after their motion for reconsideration was denied, and in August 2022 the First Circuit affirmed the dismissal. *In re CVS Health Corp. Securities Act Litigation* (formerly known as *Waterford*) and *In re CVS Health Corp. Securities Litigation* (formerly known as *City of Warren* and *Freundlich*) have been stayed pending the outcome of the First Circuit appeal. Plaintiffs in both cases have since filed amended complaints, which the Company has moved to dismiss.

In August and September 2020, two class actions under the Employee Retirement Income Security Act of 1974 ("ERISA") were filed in the U.S. District Court for the District of Connecticut against CVS Health, Aetna, and several current and former executives, directors and/or members of Aetna's Compensation and Talent Management Committee: *Radcliffe v. Aetna Inc.,* et al. and *Flaim v. Aetna Inc.,* et al. The plaintiffs in these cases assert a variety of causes of action premised on allegations that the defendants breached fiduciary duties and engaged in prohibited transactions relating to participants in the Aetna 401(k) Plan's investment in company stock between December 3, 2017 and February 20, 2019, claiming losses related to the performance of the Company's LTC business unit. The district court consolidated the actions, and in October 2021, dismissed the consolidated action without prejudice. Plaintiffs filed an amended consolidated complaint, which the Company moved to dismiss. In October 2022, the court granted the Company's motion to dismiss with prejudice. Plaintiffs have appealed this decision to the Second Circuit. The Company also received a related document request pursuant to ERISA § 104(b), to which the Company has responded. The Company and its current and former officers and directors are defending themselves against these claims.

In December 2021, the Company received a demand for inspection of books and records pursuant to Delaware Corporation Law Section 220 (the "Demand"). The Demand purports to be related to potential breaches of fiduciary duties by the Board in relation to certain matters concerning opioids.

Other Legal and Regulatory Proceedings

The Company is also a party to other legal proceedings and is subject to government investigations, inquiries and audits and has received and is cooperating with the government in response to CIDs, subpoenas, or similar process from various governmental agencies requesting information. These other legal proceedings and government actions include claims of or relating to bad faith, medical or professional malpractice, breach of fiduciary duty, claims processing, dispensing of medications, non-compliance with state and federal regulatory regimes, marketing misconduct, denial of or failure to timely or appropriately pay or administer claims and benefits, provider network structure (including the use of performance-based networks and termination of provider contracts), rescission of insurance coverage, improper disclosure or use of personal information, anticompetitive practices, general contractual matters, product liability, intellectual property litigation, and employment litigation. Some of these other legal proceedings are or are purported to be class actions or derivative claims. The Company is defending itself against the claims brought in these matters.

Awards to the Company and others of certain government contracts, particularly Medicaid contracts and other contracts with government customers in the Company's Health Care Benefits segment, frequently are subject to protests by unsuccessful bidders. These protests may result in awards to the Company being reversed, delayed, or modified. The loss or delay in implementation of any government contract could adversely affect the Company's operating results. The Company will continue to defend contract awards it receives.

There also continues to be a heightened level of review and/or audit by regulatory authorities and legislators of, and increased litigation regarding, the Company's and the rest of the health care and related benefits industry's business and reporting practices, including premium rate increases, utilization management, development and application of medical policies, complaint, grievance and appeal processing, information privacy, provider network structure (including provider network adequacy, the use of performance-based networks and termination of provider contracts), provider directory accuracy, calculation of minimum medical loss ratios and/or payment of related rebates, delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices (including manufacturers' rebates, pricing, the use of narrow networks and the placement of drugs in formulary tiers), sales practices, customer service practices, vendor oversight, and claim payment practices (including payments to out-of-network providers).

As a leading national health solutions company, the Company regularly is the subject of government actions of the types described above. These government actions may prevent or delay the Company from implementing planned premium rate increases and may result, and have resulted, in restrictions on the Company's businesses, changes to or clarifications of the Company's business practices, retroactive adjustments to premiums, refunds or other payments to members, beneficiaries, states or the federal government, withholding of premium payments to the Company by government agencies, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible suspension or loss of licensure and/or suspension or exclusion from participation in government programs.

The Company can give no assurance that its businesses, financial condition, operating results and/or cash flows will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to one or more of the Company's businesses, one or more of the industries in which the Company competes and/or the health care industry generally; (iii) pending or future federal or state government investigations of one or more of the Company's businesses, one or more of the industries in which the Company competes and/or the health care industry generally; (iv) pending or future government audits, investigations or enforcement actions against the Company; (v) adverse developments in any pending *qui tam* lawsuit against the Company, whether sealed or unsealed, or in any future *qui tam* lawsuit that may be filed against the Company; or (vi) adverse developments in pending or future legal proceedings against the Company or affecting one or more of the industries in which the Company competes and/or the health care industry generally.

17. Segment Reporting

The Company has three operating segments, Health Care Benefits, Pharmacy Services and Retail/LTC, as well as a Corporate/Other segment. The Company's segments maintain separate financial information, and the Company's chief operating decision maker (the "CODM") evaluates the segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The CODM evaluates the performance of the Company's segments based on adjusted operating income, which is defined as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance. See the reconciliation of consolidated operating income (GAAP measure) to consolidated adjusted operating income below for further context regarding the items excluded from operating income in determining adjusted operating income. The Company uses adjusted operating income as its principal measure of segment performance as it enhances the Company's ability to compare past financial performance with current performance and analyze underlying business performance and trends. Non-GAAP financial measures the Company discloses, such as consolidated adjusted operating income, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

In 2022, 2021 and 2020, revenues from the federal government accounted for 18%, 17% and 16%, respectively, of the Company's consolidated total revenues, primarily related to contracts with CMS for coverage of Medicare-eligible individuals within the Health Care Benefits segment.

The following is a reconciliation of financial measures of the Company's segments to the consolidated totals:

In millions	Health Care Benefits	Pharmacy Services [1]	Retail/ LTC	Corporate/ Other	Intersegment Eliminations [2]	Consolidated Totals
2022:						
Revenues from external customers	$ 90,844	$ 157,787	$ 72,874	$ 124	$ —	$ 321,629
Intersegment revenues	89	11,449	33,764	—	(45,302)	—
Net investment income (loss)	476	—	(44)	406	—	838
Total revenues	91,409	169,236	106,594	530	(45,302)	322,467
Adjusted operating income (loss)	5,984	7,356	6,705	(1,785)	(728)	17,532
Depreciation and amortization	1,629	567	1,813	238	—	4,247
2021:						
Revenues from external customers	81,515	143,194	66,078	125	—	290,912
Intersegment revenues	85	9,828	34,010	—	(43,923)	—
Net investment income	586	—	17	596	—	1,199
Total revenues	82,186	153,022	100,105	721	(43,923)	292,111
Adjusted operating income (loss)	5,012	6,859	7,623	(1,471)	(711)	17,312
Depreciation and amortization	1,837	576	1,884	215	—	4,512
2020:						
Revenues from external customers	74,926	132,663	60,208	111	—	267,908
Intersegment revenues	58	9,275	30,990	—	(40,323)	—
Net investment income	483	—	—	315	—	798
Total revenues	75,467	141,938	91,198	426	(40,323)	268,706
Adjusted operating income (loss)	6,188	5,688	6,146	(1,306)	(708)	16,008
Depreciation and amortization	1,832	612	1,801	196	—	4,441

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[1] Total revenues of the Pharmacy Services segment include approximately $12.6 billion, $11.6 billion and $10.9 billion of retail co-payments for 2022, 2021 and 2020, respectively. See Note 1 "Significant Accounting Policies" for additional information about retail co-payments.

[2] Intersegment revenue eliminations relate to intersegment revenue generating activities that occur between the Health Care Benefits segment, the Pharmacy Services segment, and/or the Retail/LTC segment. Intersegment adjusted operating income eliminations occur when members of Pharmacy Services segment clients enrolled in Maintenance Choice® elect to pick up maintenance prescriptions at one of the Company's retail pharmacies instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail/LTC segments record the adjusted operating income on a stand-alone basis.

The following is a reconciliation of consolidated operating income to adjusted operating income for the years ended December 31, 2022, 2021 and 2020:

In millions	2022	2021	2020
Operating income (GAAP measure)	$ 7,746	$ 13,193	$ 13,911
Amortization of intangible assets [1]	1,808	2,259	2,341
Office real estate optimization charges [2]	117	—	—
Gain on divestiture of subsidiaries [3]	(475)	—	(269)
Opioid litigation charges [4]	5,803	—	—
Loss on assets held for sale [5]	2,533	—	—
Acquisition-related integration costs [6]	—	132	332
Store impairments [7]	—	1,358	—
Goodwill impairment [8]	—	431	—
Acquisition purchase price adjustment outside of measurement period [9]	—	(61)	—
Receipt of fully reserved ACA risk corridor receivable [10]	—	—	(307)
Adjusted operating income	$ 17,532	$ 17,312	$ 16,008

(1) The Company's acquisition activities have resulted in the recognition of intangible assets as required under the acquisition method of accounting which consist primarily of trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in the Company's GAAP consolidated statements of operations in operating expenses within each segment. Although intangible assets contribute to the Company's revenue generation, the amortization of intangible assets does not directly relate to the underwriting of the Company's insurance products, the services performed for the Company's customers or the sale of the Company's products or services. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company's acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within the Company's GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.
(2) In 2022, the office real estate optimization charges primarily relate to the abandonment of leased real estate and the related right-of-use assets and property and equipment in connection with the planned reduction of corporate office real estate space in response to the Company's new flexible work arrangement. The office real estate optimization charges are reflected in the Company's GAAP consolidated statement of operations in operating expenses within the Health Care Benefits, Corporate/Other and Pharmacy Services segments.
(3) In 2022, the gain on divestiture of subsidiaries represents the pre-tax gain on the sale of bswift, which the Company sold in November 2022, and the pre-tax gain on the sale of PayFlex, which the Company sold in June 2022. In 2020, the gain on divestiture of subsidiary represents the pre-tax gain on the sale of the Workers' Compensation business, which the Company sold in July 2020. The gains on divestitures are reflected as a reduction of operating expenses in the Company's GAAP consolidated statements of operations within the Health Care Benefits segment.
(4) In 2022, the opioid litigation charges relate to agreements to resolve substantially all opioid claims against the Company by certain states and governmental entities. The opioid litigation charges are reflected within the Corporate/Other segment.
(5) In 2022, the loss on assets held for sale relates to the LTC reporting unit within the Retail/LTC segment. The Company continually evaluates its portfolio for non-strategic assets. The Company determined that its LTC business was no longer a strategic asset and during the third quarter of 2022 committed to a plan to sell the LTC business. As of September 30, 2022, the LTC business met the criteria for held-for-sale accounting and its net assets were accounted for as assets held for sale. The carrying value of the LTC business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the third quarter of 2022. As of December 31, 2022, the net assets of the LTC business continued to meet the criteria for held-for-sale accounting and during the fourth quarter of 2022, an incremental loss on assets held for sale was recorded to write down the carrying value of the LTC business to its estimated fair value less costs to sell. During 2022, the loss on assets held for sale also relates to the Commercial Business reporting unit within the Health Care Benefits segment. In March 2022, the Company reached an agreement to sell its Thailand business, which was included in the Commercial Business reporting unit. At that time, a portion of the Commercial Business goodwill was specifically allocated to the Thailand business. The net assets of the Thailand business were accounted for as assets held for sale at March 31, 2022. The carrying value of the Thailand business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the first quarter of 2022. The sale of the Thailand business closed in the second quarter of 2022, and the ultimate loss on the sale was not material.
(6) In 2021 and 2020, acquisition-related integration costs relate to the acquisition of Aetna. The acquisition-related integration costs are reflected in the Company's GAAP consolidated statements of operations in operating expenses within the Corporate/Other segment.
(7) In 2021, the store impairment charge relates to the write down of operating lease right-of-use assets and property and equipment in connection with the planned closure of approximately 900 retail stores between 2022 and 2024. The store impairment charge is reflected within the Retail/LTC segment.
(8) In 2021, the goodwill impairment charge relates to an impairment of the remaining goodwill of the LTC reporting unit within the Retail/LTC segment.
(9) In 2021, the Company received $61 million related to a purchase price working capital adjustment for an acquisition completed during the first quarter of 2020. The resolution of this matter occurred subsequent to the acquisition accounting measurement period and is reflected in the Company's GAAP consolidated statement of operations as a reduction of operating expenses within the Health Care Benefits segment.
(10) In 2020, the Company received $313 million owed to it under the ACA's risk corridor program that was previously fully reserved for as payment was uncertain. After considering offsetting items such as the ACA's minimum MLR rebate requirements and premium taxes, the Company recognized pre-tax income of $307 million in the Company's GAAP consolidated statement of operations within the Health Care Benefits segment.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CVS Health Corporation

Opinion on Internal Control over Financial Reporting

We have audited CVS Health Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CVS Health Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 8, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 8, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CVS Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CVS Health Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 8, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of health care costs payable

Description of the Matter	At December 31, 2022, the incurred but not reported ("IBNR") liabilities represented $7.8 billion of $10.4 billion of health care costs payable. As discussed in Note 1 to the consolidated financial statements, the Company's liability for health care costs payable includes estimated payments for (1) services rendered to members but not yet reported and (2) claims that have been reported but not yet paid, each as of the financial statement date (collectively, "IBNR"). The estimated IBNR liability is developed utilizing actuarial principles and assumptions that include historical and projected claim submission and processing patterns, historical and assumed medical cost trends, historical utilization of medical services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors to record the actuarial best estimate of health care costs payable. There is significant uncertainty inherent in determining management's actuarial best estimate of health care costs payable. In particular, the estimate is sensitive to the assumed completion factors and the assumed health care cost trend rates.

Auditing management's actuarial best estimate of IBNR reserves for health care costs payable for its products and services involved a high degree of subjectivity in evaluating management's assumptions used in the valuation process. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process for estimating IBNR reserves. This included, among others, controls over the completeness and accuracy of data used in the actuarial projections, the transfer of data between underlying source systems, and the review and approval processes that management has in place for the actuarial principles and assumptions used in estimating the health care costs payable.

To test IBNR reserves, our audit procedures included, among others, testing the completeness and accuracy of the underlying claim and membership data used in the calculation of IBNR reserves. We involved actuarial specialists to assist with our audit procedures, which included, among others, evaluating the methodologies applied by the Company in determining the actuarially determined liability, evaluating management's actuarial principles and assumptions used in their analysis based on historical claim experience, and independently calculating a range of reserve estimates for comparison to management's actuarial best estimate of the liability for health care costs payable. Additionally, we performed a review of the prior period liabilities for incurred but not paid claims to subsequent claims development. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.

Boston, Massachusetts
February 8, 2023

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934) as of December 31, 2022, have concluded that as of such date the Company's disclosure controls and procedures were adequate and effective at a reasonable assurance level and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to such officers on a timely basis.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. In order to ensure the Company's internal control over financial reporting is effective, management regularly assesses such control and did so most recently for its financial reporting as of December 31, 2022.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. The Company's system of internal control over financial reporting is enhanced by periodic reviews by the Company's internal auditors, written policies and procedures and a written Code of Conduct adopted by CVS Health Corporation's Board of Directors, applicable to all employees of the Company. In addition, the Company has an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of disclosure controls and procedures. There are inherent limitations in the effectiveness of any system of internal control over financial reporting.

Based on management's assessment, management concluded that the Company's internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2022.

Ernst & Young LLP, the Company's independent registered public accounting firm, is appointed by CVS Health Corporation's Board of Directors and ratified by CVS Health Corporation's stockholders. They were engaged to render an opinion regarding the fair presentation of the Company's consolidated financial statements as well as conducting an audit of internal control over financial reporting. Their reports included in Item 8 of this Form 10-K are based upon audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the fourth quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

No events have occurred during the fourth quarter ended December 31, 2022 that would require disclosure under this item.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning the Executive Officers of CVS Health Corporation is included in Part I of this 10-K pursuant to General Instruction G to Form 10-K.

The sections of the Proxy Statement under the captions "Committees of the Board as of the Annual Meeting," "Code of Conduct," "Audit Committee Report," and "Biographies of our Incumbent Board Nominees" are incorporated herein by reference.

Item 11. Executive Compensation.

The sections of the Proxy Statement under the captions "Non-Employee Director Compensation" and "Executive Compensation and Related Matters," including "Letter from the Management Planning and Development Committee," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Compensation of Named Executive Officers" are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The sections of the Proxy Statement under the captions "Share Ownership of Directors and Certain Executive Officers" and "Share Ownership of Principal Stockholders" are incorporated herein by reference. Those sections contain information concerning security ownership of certain beneficial owners and management and related stockholder matters.

The following table summarizes information about the registrant's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2022:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1] [2] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) [1] (c)
Equity compensation plans approved by stockholders [3]	26,544	$ 75.70	21,341
Equity compensation plans not approved by stockholders [4]	1,800	43.60	—
Total	28,344	$ 74.28	21,341

(1) Shares in thousands.
(2) Consists of: (i) 13,834 shares of common stock underlying outstanding options, (ii) 639 shares of common stock issuable upon the exercise of outstanding stock appreciation rights ("SARs") and (iii) 13,871 shares of common stock issuable on the vesting of outstanding restricted stock units, deferred stock units and performance stock units, assuming target level performance in the case of performance stock units. The number of shares included with respect to outstanding SARs is the number of shares of CVS Health Corporation common stock that would have been issued had the SARs been exercised based on the closing price per share of CVS Health Corporation common stock on December 31, 2022, as reported on the NYSE, which was $93.19.
(3) Consists of the CVS Health 2017 Incentive Compensation Plan.
(4) Consists of the Amended Aetna Inc. 2010 Stock Incentive Plan (the "Aetna Stock Plan"). The Aetna Stock Plan expired on May 21, 2020, therefore there are no securities available for future grants under this plan.

The Aetna Stock Plan was last approved by Aetna's shareholders at Aetna's 2017 Annual Meeting on May 19, 2017. The Company elected to continue to grant awards under the Aetna Stock Plan to employees of Aetna and its subsidiaries following the completion of the Company's acquisition of Aetna. The Aetna Stock Plan was designed to promote the Company's interests and those of its stockholders and to further align the interests of stockholders and employees by tying awards to total return to stockholders, enabling plan participants to acquire additional equity interests in the Company and providing compensation opportunities dependent upon the Company's performance. The Aetna Stock Plan was not submitted to the Company's stockholders and expired on May 21, 2020. Under the Aetna Stock Plan, eligible participants could be granted stock options to purchase shares of CVS Health Corporation common stock, SARs, time-vesting and/or performance-vesting incentive stock or incentive units and other stock-based awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The sections of the Proxy Statement under the captions "Independence Determinations for Directors" and "Related Person Transaction Policy" are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The section of the Proxy Statement under the caption "Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm for 2022" is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

The following documents are filed as part of this 10-K:

1. Financial Statements. See "Index to Consolidated Financial Statements" in Item 8 of this 10-K.

2. Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable, not required under the instructions, or the information is included in the consolidated financial statements or related notes.

3. Exhibits. The exhibits listed in the "Index to Exhibits" in this Item 15 are filed or incorporated by reference as part of this 10-K. Exhibits marked with an asterisk (*) are management contracts or compensatory plans or arrangements. Exhibits other than those listed are omitted because they are not required to be listed or are not applicable. Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Registrant hereby agrees to furnish to the Securities and Exchange Commission a copy of any omitted instrument that is not required to be listed.

INDEX TO EXHIBITS

Exhibit	Description
2	**Plan of acquisition, reorganization, arrangement, liquidation or succession**
2.1	Agreement and Plan of Merger, dated as of September 2, 2022, by and among CVS Pharmacy, Inc., Noah Merger Sub, Inc. and Signify Health, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed September 6, 2022).
2.2	Voting Agreement, dated as of September 2, 2022, by and among CVS Pharmacy, Inc. and certain stockholders of Signify Health, Inc. party thereto (incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed September 6, 2022).
3	**Articles of Incorporation and Bylaws**
3.1	Restated Certificate of Incorporation of the Registrant dated June 4, 2018 (incorporated by reference to Exhibit 3.1C of Registrant's Current Report on Form 8-K filed June 5, 2018).
3.2	By-Laws of the Registrant, as amended and restated November 17, 2022 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed November 21, 2022).
4	**Instruments defining the rights of security holders, including indentures**
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement of the Registrant ((then known as CVS Corporation) as successor to Melville Corporation) on Form 8-B filed November 4, 1996).
4.2	Senior Indenture dated August 15, 2006, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed August 15, 2006).
4.3	Form of the Registrant's 2023 Note (incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K filed March 12, 2018).
4.4	Form of the Registrant's 2025 Note (incorporated by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K filed March 12, 2018).
4.5	Form of the Registrant's 2028 Note (incorporated by reference to Exhibit 4.7 to the Registrant's Current Report on Form 8-K filed March 12, 2018).
4.6	Form of the Registrant's 2038 Note (incorporated by reference to Exhibit 4.8 to the Registrant's Current Report on Form 8-K filed March 12, 2018).
4.7	Form of the Registrant's 2048 Note (incorporated by reference to Exhibit 4.9 to the Registrant's Current Report on Form 8-K filed March 12, 2018).
4.8	Form of the Registrant's 2024 Note (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed August 15, 2019).
4.9	Form of the Registrant's 2026 Note (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed August 15, 2019).
4.10	Form of the Registrant's 2029 Note (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed August 15, 2019).
4.11	Form of the Registrant's 2027 Note (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 31, 2020).

4.12	Form of the Registrant's 2030 Note (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 31, 2020).
4.13	Form of the Registrant's 2040 Note (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on March 31, 2020).
4.14	Form of the Registrant's 2050 Note (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on March 31, 2020).
4.15	Form of the Registrant's 2027 Note (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 21, 2020).
4.16	Form of the Registrant's 2030 Note (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 21, 2020).
4.17	Form of the Registrant's 2040 Note (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on August 21, 2020).
4.18	Form of the Registrant's 2027 Note (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 16, 2020).
4.19	Form of the Registrant's 2031 Note (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on December 16, 2020).
4.20	Form of the 2031 Note (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 18, 2021).
4.21	Material terms of outstanding securities that are registered under Section 12 of the 1934 Act as required by Item 202(a)-(d) and (f) of Regulation S-K.

10   Material Contracts

10.1*	Five Year Credit Agreement dated as of May 16, 2022, by and among the Registrant, the lenders party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022).
10.2*	First Amendment to Five Year Credit Agreement dated as of May 16, 2022, to the Five Year Credit Agreement dated as of May 11, 2021, by and among the Registrant, the lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022).
10.3*	First Amendment to Five Year Credit Agreement dated as of May 16, 2022, to the Five Year Credit Agreement dated as of May 16, 2019, by and among the Registrant, the lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022).
10.4*	Five Year Credit Agreement dated as of May 11, 2021, by and among the Registrant, the lenders party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021).
10.5*	Five Year Credit Agreement, dated as of May 16, 2019, by and among the Registrant, the lenders party thereto and Bank of America N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019).
10.6*	The Registrant's Supplemental Retirement Plan I for Select Senior Management, as amended and restated as of December 31, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009).
10.7*	Form of Enterprise Non-Competition, Non-Disclosure and Developments Agreement between the Registrant and certain of the Registrant's executive officers (incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2013).
10.8*	The Registrant's Deferred Stock Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
10.9*	The Registrant's 2007 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 filed May 19, 2020).
10.10*	Universal 409A Definition Document, as amended (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2015).
10.11*	The Registrant's Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).
10.12*	The Registrant's Partnership Equity Program, as amended (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).
10.13*	The Registrant's Performance-Based Restricted Stock Unit Plan, as amended (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).
10.14*	The Registrant's 2017 Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed May 19, 2020).
10.15*	The Registrant's Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017).

10.16*	The Registrant's Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017).
10.17*	Form of Non-Qualified Stock Option Agreement between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014).
10.18*	Form of Restricted Stock Unit Agreement - Annual Grant - between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014).
10.19*	Form of Performance-Based Restricted Stock Unit Agreement between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014).
10.20*	Form of Partnership Equity Program Participant Purchased RSUs, Company Matching RSUs and Company Matching Options Agreement (Pre-Tax) (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014).
10.21*	Form of Partnership Equity Program Participant Purchased RSUs, Company Matching RSUs and Company Matching Options Agreement (Post-Tax) (incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014).
10.22*	Form of Performance Stock Unit Agreement - Annual Grant between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018).
10.23*	Form of Performance Stock Unit Agreement (LTIP) - Annual Grant between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018).
10.24*	Form of Performance Stock Unit Agreement - Annual Grant between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020).
10.25*	The Registrant's Management Incentive Plan (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
10.26*	The Registrant's Amended and Restated Severance Plan for Non-Store Employees dated October 11, 2021(incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).
10.27*	The Registrant's Performance-Based Restricted Stock Unit Program, as amended (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.28*	Form of Non-Qualified Stock Option Agreement between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.29*	Form of Restricted Stock Unit Agreement - Annual Grant - between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.30*	Form of Performance-Based Restricted Stock Unit Agreement between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.31*	Form of Partnership Equity Program Participant Purchased RSUs, Company Matching RSUs and Company Matching Options Agreement (Pre-Tax) (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.32*	Form of Partnership Equity Program Participant Purchased RSUs, Company Matching RSUs and Company Matching Options Agreement (Post-Tax) (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2013).
10.33*	Form of Performance Stock Unit Agreement - Annual Grant between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019).
10.34*	Amended and Restated Employment Agreement between the Registrant and Larry Merlo (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
10.35*	Amendment dated as of December 21, 2012 to the Amended and Restated Employment Agreement between the Registrant and Larry Merlo (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012).
10.36*	Form of Non-Qualified Stock Option Agreement - Annual Grant between the Registrant and Larry Merlo (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).

10.37*	Form of Restricted Stock Unit Agreement - Annual Grant between the Registrant and Larry Merlo (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).
10.38*	Amendment dated January 22, 2015 to Nonqualified Stock Option Agreements between the Registrant and Larry Merlo (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 23, 2015).
10.39*	Form of Performance Stock Unit Agreement - Annual Grant between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019).
10.40*	Change in Control Agreement effective as of July 19, 2010 between the Registrant and Eva Boratto (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019).
10.41*	Restrictive Covenant Agreement dated June 21, 2019 between the Registrant and Eva Boratto (incorporated by reference to Exhibit 10.48 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
10.42*	Separation Agreement dated June 9, 2021 between CVS Pharmacy, Inc. and Eva C. Boratto (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021).
10.43*	Change in Control Agreement dated December 22, 2008 between the Registrant and Jonathan Roberts (incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012).
10.44*	Amendment dated as of December 31, 2012 to the Change in Control Agreement dated December 22, 2008 between the Registrant and Jonathan Roberts (incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012).
10.45*	Restricted Stock Unit Agreement - Annual Grant dated April 1, 2016 between the Registrant and Jonathan Roberts (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).
10.46*	Restrictive Covenant Agreement dated May 20, 2016 between the Registrant and Jonathan Roberts (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).
10.47*	Change in Control Agreement dated October 1, 2012 between the Registrant and Thomas Moriarty (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015).
10.48*	Restrictive Covenant Agreement dated July 8, 2019 between the Registrant and Thomas Moriarty (incorporated by reference to Exhibit 10.56 of the Registrant's Annual Report on form 10-K for the fiscal year ended December 31, 2019).
10.49*	Amended and Restated Employment Agreement dated November 5, 2020 between the Registrant and Karen S. Lynch (incorporated by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020).
10.50*	Restrictive Covenant Agreement dated November 6, 2020 between the Registrant and Karen S. Lynch (incorporated by reference to Exhibit 10.52 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020).
10.51*	Restrictive Covenant Agreement dated September 29, 2020 between the Registrant and Alan Lotvin (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021).
10.52*	Change in Control Agreement dated October 15, 2012 between the Registrant and Alan Lotvin (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021).
10.53*	Letter Agreement dated May 16, 2021 between the Registrant and Shawn Guertin (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021).
10.54*	Restrictive Covenant Agreement dated May 16, 2021 between CVS Pharmacy, Inc. and Shawn Guertin (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021).
10.55*	Change in Control Agreement dated May 16, 2021 between the Registrant and Shawn Guertin (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021).
10.56*	Form of Nonqualified Stock Option Agreement between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021).
10.57*	Descriptions of certain arrangements not embodied in formal documents as described under the heading "Non-Employee Director Compensation" are incorporated herein by reference to the Proxy Statement (when filed).

10.58*	Form of Restricted Stock Unit Agreement between the Registrant and selected employees of the Registrant.(incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2022).
10.59*	Form of Performance Stock Unit Agreement between the Registrant and selected employees of the Registrant (incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2022).
10.60*	Form of Nonqualified Stock Option Agreement between the Registrant and selected executives of the Registrant (incorporated by reference to Exhibit 10.3 of Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2022).
10.61*	Form of Nonqualified Stock Option Agreement between the Registrant and selected executives of the Registrant (incorporated by reference to Exhibit 10.4 of Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2022).

| **21** | **Subsidiaries of the registrant** |
| 21.1 | Subsidiaries of CVS Health Corporation. |

| **23** | **Consents of experts and counsel** |
| 23.1 | Consent of Ernst & Young LLP. |

31	**Rule 13a-14(a)/15d-14(a) Certifications**
31.1	Certification by the Chief Executive Officer.
31.2	Certification by the Chief Financial Officer.

32	**Section 1350 Certifications**
32.1	Certification by the Chief Executive Officer.
32.2	Certification by the Chief Financial Officer.

| **101** | **Interactive Data File** |
| 101 | The following materials from the CVS Health Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2022 formatted in Inline XBRL: (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Shareholders' Equity and (vi) the related Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |

| **104** | |
| 104 | Cover Page Interactive Data File - The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included as Exhibit 101). |

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CVS HEALTH CORPORATION

Date: February 8, 2023   By: /s/ SHAWN M. GUERTIN

Shawn M. Guertin

Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ FERNANDO AGUIRRE **Fernando Aguirre**	Director	February 8, 2023
/s/ JEFFREY R. BALSER, M.D., Ph.D. **Jeffrey R. Balser, M.D., Ph.D.**	Director	February 8, 2023
/s/ C. DAVID BROWN II **C. David Brown II**	Director	February 8, 2023
/s/ JAMES D. CLARK **James D. Clark**	Senior Vice President - Controller and Chief Accounting Officer (Principal Accounting Officer)	February 8, 2023
/s/ ALECIA A. DECOUDREAUX **Alecia A. DeCoudreaux**	Director	February 8, 2023
/s/ NANCY-ANN M. DEPARLE **Nancy-Ann M. DeParle**	Director	February 8, 2023
/s/ ROGER N. FARAH **Roger N. Farah**	Chair of the Board and Director	February 8, 2023
/s/ ANNE M. FINUCANE **Anne M. Finucane**	Director	February 8, 2023
/s/ SHAWN M. GUERTIN **Shawn M. Guertin**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 8, 2023
/s/ EDWARD J. LUDWIG **Edward J. Ludwig**	Director	February 8, 2023
/s/ KAREN S. LYNCH **Karen S. Lynch**	President and Chief Executive Officer (Principal Executive Officer) and Director	February 8, 2023
/s/ JEAN-PIERRE MILLON **Jean-Pierre Millon**	Director	February 8, 2023
/s/ MARY L. SCHAPIRO **Mary L. Schapiro**	Director	February 8, 2023
/s/ WILLIAM C. WELDON **William C. Weldon**	Director	February 8, 2023

Reconciliation

Adjusted Earnings Per Share (Unaudited)

CVS Health Corporation together with its subsidiaries (collectively, "CVS Health" or the "Company") uses non-GAAP financial measures to analyze underlying business performance and trends. The Company believes that providing these non-GAAP financial measures enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance. These non-GAAP financial measures are provided as supplemental information to the financial measures the Company discloses that are calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. The Company's definitions of its non-GAAP financial measures may not be comparable to similarly titled measurements reported by other companies.

GAAP diluted EPS from continuing operations and Adjusted EPS, respectively, are calculated by dividing income (loss) from continuing operations attributable to CVS Health and adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. The Company defines adjusted income from continuing operations attributable to CVS Health as income (loss) from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as office real estate optimization charges, gains/losses on divestitures, opioid litigation charges, losses on assets held for sale, acquisition-related transaction and integration costs, store impairments, goodwill impairments, acquisition purchase price adjustments outside of measurement period, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program, impairments of long-lived assets, losses on early extinguishment of debt, net interest expense on financings associated with proposed acquisitions (for periods prior to the acquisition), the corresponding tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health and certain discrete tax items, as well as the corresponding impact to income allocable to participating securities, net of tax, related to the items excluded from income from continuing operations attributable to CVS Health in determining adjusted income from continuing operations attributable to CVS Health.

The following are reconciliations of income (loss) from continuing operations attributable to CVS Health to adjusted income from continuing operations attributable to CVS Health and calculations of GAAP diluted EPS from continuing operations and Adjusted EPS:

In millions, except per share data	Year Ended December 31,				
	2022	2021	2020	2019	2018
Income (loss) from continuing operations (GAAP measure)	$ 4,165	$ 7,898	$ 7,201	$ 6,631	$ (596)
Net (income) loss attributable to noncontrolling interests (GAAP measure)	(16)	12	(13)	3	2
Income allocable to participating securities (GAAP measure)	—	—	—	(5)	(3)
Income (loss) from continuing operations attributable to CVS Health (GAAP measure)	4,149	7,910	7,188	6,629	(597)
Non-GAAP adjustments:					
Amortization of intangible assets [1]	1,808	2,259	2,341	2,436	1,006
Office real estate optimization charges [2]	117	—	—	—	—
Gain (loss) on divestiture of subsidiaries [3]	(475)	—	(269)	205	86
Opioid litigation charges [4]	5,803	—	—	—	—
Loss on assets held for sale [5]	2,533	—	—	—	—
Acquisition-related transaction and integration costs [6]	—	132	332	480	492
Store impairments [7]	—	1,358	—	231	—
Goodwill impairments [8]	—	431	—	—	6,149
Acquisition purchase price adjustment outside of measurement period [9]	—	(61)	—	—	—
Receipt of fully reserved ACA risk corridor receivable [10]	—	—	(307)	—	—
Impairment of long-lived assets [11]	—	—	—	—	43
Loss on early extinguishment of debt [12]	—	452	1,440	79	—
Net interest expense on financing activities [13]	—	—	—	—	894
Tax impact of non-GAAP adjustments [14]	(2,436)	(1,316)	(877)	(815)	(658)
Receipt of fully reserved ACA risk corridor receivable attributable to noncontrolling interest, net of tax [10]	—	—	12	—	—
Income allocable to participating securities, net of tax [15]	—	—	—	(1)	(9)
Adjusted income from continuing operations attributable to CVS Health	$ 11,499	$ 11,165	$ 9,860	$ 9,244	$ 7,406
Weighted average diluted shares outstanding (GAAP)	1,323	1,329	1,314	1,305	1,044
Adjusted weighted average diluted shares outstanding (non-GAAP) [16]	1,323	1,329	1,314	1,305	1,047
GAAP diluted earnings per share from continuing operations	$ 3.14	$ 5.95	$ 5.47	$ 5.08	$ (0.57)
Adjusted EPS	$ 8.69	$ 8.40	$ 7.50	$ 7.08	$ 7.08

Footnotes

1) The Company's acquisition activities have resulted in the recognition of intangible assets as required under the acquisition method of accounting which consist primarily of trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in the Company's GAAP condensed consolidated statements of operations in operating expenses within each segment. Although intangible assets contribute to the Company's revenue generation, the amortization of intangible assets does not directly relate to the underwriting of the Company's insurance products, the services performed for the Company's customers or the sale of the Company's products or services. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company's acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within the Company's GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

2) In 2022, the office real estate optimization charges primarily relate to the abandonment of leased real estate and the related right-of-use assets and property and equipment in connection with the planned reduction of corporate office real estate space in response to the Company's new flexible work arrangement.

3) In 2022, the gain on divestiture of subsidiaries represents the pre-tax gain on the sale of the Company's wholly-owned subsidiary bswift LLC, which the Company sold in November 2022, and the pre-tax gain on the sale of PayFlex Holdings, Inc., which the Company sold in June 2022. In 2020, the gain on divestiture of subsidiary represents the pre-tax gain on the sale of the Company's Coventry Health Care Workers' Compensation business ("Workers' Compensation business"), which was sold on July 31, 2020 for approximately $850 million. In 2019, the loss on divestiture of subsidiary represents the pre-tax loss on the sale of the Company's Brazilian subsidiary, Drogaria Onofre Ltda., which occurred on July 1, 2019, and primarily relates to the elimination of the cumulative translation adjustment from accumulated other comprehensive income. In 2018, the loss on divestiture of subsidiary represents the pre-tax loss on the sale of the Company's RxCrossroads subsidiary for $725 million on January 2, 2018.

4) In 2022, the opioid litigation charges relate to agreements to resolve substantially all opioid claims against the Company by certain states and governmental entities.

5) In 2022, the loss on assets held for sale relates to the long-term care ("LTC") reporting unit within the Retail/LTC segment. During the third quarter of 2022, the Company committed to a plan to sell the LTC business. The LTC business met the criteria for held-for-sale accounting and its net assets were accounted for as assets held for sale. The carrying value of the LTC business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded. In 2022, the loss on assets held for sale also relates to the Company's international health care business domiciled in Thailand ("Thailand business"), which was included in the Commercial Business reporting unit. The net assets of the Thailand business were accounted for as assets held for sale at March 31, 2022. The carrying value of the Thailand business was determined to be greater than its estimated fair value less costs to sell and a loss on assets held for sale was recorded during the first quarter of 2022. The sale of the Thailand business closed in the second quarter of 2022, and the ultimate loss on the sale was not material.

6) In 2021, 2020 and 2019, acquisition-related integration costs relate to the acquisition of Aetna Inc. (the "Aetna Acquisition"). In 2018, acquisition-related transaction and integration costs relate to the Aetna Acquisition and the acquisition of Omnicare, Inc.

7) In 2021, the store impairment charge relates to the write down of operating lease right-of-use assets and property and equipment in connection with the planned closure of approximately 900 retail stores between 2022 and 2024. In 2019, the store impairment charges relate to the write down of operating lease right-of-use assets and property and equipment in connection with the planned closure of 68 underperforming retail pharmacy stores in 2019 and 2020.

8) In 2021 and 2018, the goodwill impairment charges relate to the LTC reporting unit within the Retail/LTC segment.

9) In 2021, the Company received $61 million related to a purchase price working capital adjustment for an acquisition completed during the first quarter of 2020. The resolution of this matter occurred subsequent to the acquisition accounting measurement period.

10) In 2020, the Company received $313 million owed to it under the Patient Protection and Affordable Care Act and the Health Care Education Reconciliation Act of 2010 (collectively, the "ACA") risk corridor program that was previously fully reserved for as payment was uncertain. After considering offsetting items such as the ACA's minimum medical loss ratio rebate requirements and premium taxes, the Company recognized pre-tax income of $307 million. The portion of the ACA risk corridor payment attributable to noncontrolling interest was $12 million related to third party ownership interests in the Company's consolidated operating entities.

11) In 2018, impairment of long-lived assets primarily relates to the impairment of property and equipment within the Retail/LTC segment.

12) In 2021, the loss on early extinguishment of debt related to the Company's repayment of approximately $2.3 billion of its outstanding senior notes in December 2021 pursuant to its early redemption make-whole provision for such senior notes and the Company's repayment of approximately $2.0 billion of its outstanding senior notes in August 2021 pursuant to its tender offer for such senior notes. In 2020, the loss on early extinguishment of debt related to the Company's repayment of $4.5 billion of its outstanding senior notes in December 2020 pursuant to its tender offers for such senior notes and the Company's repayment of $6.0 billion of its outstanding senior notes in August 2020 pursuant to its tender offers for such senior notes. In 2019, the loss on early extinguishment of debt related to the Company's repayment of $4.0 billion of its outstanding senior notes in August 2019 pursuant to its tender offers for such senior notes.

13) In 2018, net interest expense on financing activities includes interest expense related to (i) bridge financing costs, (ii) interest expense on $40 billion of unsecured senior notes issued on March 9, 2018 (the "2018 Notes") and (iii) interest expense on the Company's $5 billion term loan facility relating to the Aetna Acquisition. The interest expense was reduced by related interest income earned on the proceeds of the 2018 Notes. All amounts are for the periods prior to the close of the Aetna Acquisition, which occurred on November 28, 2018.

14) Represents the corresponding tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health and Adjusted EPS above. The nature of each non-GAAP adjustment is evaluated to determine whether a discrete adjustment should be made to the adjusted income tax provision. In 2022, the Company's adjusted income tax provision also excludes the impact of certain discrete tax items concluded in the first quarter of 2022. In 2021, the Company's adjusted income tax provision also excludes certain tax benefits primarily related to IRS approval of a prior year tax refund claim. In 2020, the Company realized certain tax losses that were able to be used to offset a portion of the taxable gain related to the July 2020 sale of the Workers' Compensation business, which reduced total tax expense in 2020.

15) Represents the corresponding impact to income allocable to participating securities, net of tax, related to the items above excluded from income (loss) from continuing operations attributable to CVS Health in determining adjusted income from continuing operations attributable to CVS Health and calculating Adjusted EPS above.

16) Adjusted EPS for the year ended December 31, 2018 is calculated utilizing adjusted weighted average diluted shares outstanding, which includes 3 million potential common equivalent shares, as the impact of these shares was dilutive. The potential common equivalent shares were excluded from the calculation of GAAP loss per share from continuing operations for the year ended December 31, 2018, as the shares would have had an anti-dilutive effect as a result of the GAAP net loss incurred.

Officer, Director and Stockholder Information

Officers

Karen S. Lynch
President and Chief Executive Officer

Shawn M. Guertin
Executive Vice President and
Chief Financial Officer

Sreekanth K. Chaguturu, M.D.
Executive Vice President and
Chief Medical Officer

Amar A. Desai, M.D.
Executive Vice President and
President – Health Care Delivery

David A. Falkowski
Executive Vice President and
Chief Compliance Officer

Daniel P. Finke
Executive Vice President and
President – Health Care Benefits

Laurie P. Havanec
Executive Vice President and
Chief People Officer

J. David Joyner
Executive Vice President and
President – Pharmacy Services

Samrat S. Khichi
Executive Vice President, Chief
Policy Officer and General Counsel

Tilak Mandadi
Executive Vice President and
Chief Data, Digital and
Technology Officer

Violetta Ostafin
Executive Vice President and
Chief Strategy Officer

Michelle A. Peluso
Executive Vice President,
Chief Customer Officer and
Co-President – Retail

Prem S. Shah
Executive Vice President,
Chief Pharmacy Officer and
Co-President – Retail

Sheryl A. Burke
Senior Vice President, Corporate
Social Responsibility and Chief
Sustainability Officer

Thomas F. Cowhey
Senior Vice President – Capital Markets

James D. Clark
Senior Vice President – Controller and
Chief Accounting Officer

Carol A. DeNale
Senior Vice President and Treasurer

Laurence F. McGrath
Senior Vice President – Business
Development and Investor Relations

Colleen M. McIntosh
Senior Vice President, Secretary,
Chief Governance Officer and Assistant
General Counsel

Shari M. Slate
Senior Vice President and Chief Diversity,
Equity & Inclusion Officer

Thomas S. Moffatt
Vice President, Asst. Secretary and
Sr. Legal Counsel – Corporate Services

Yimin Zhang
Vice President – Tax

OFFICERS' CERTIFICATIONS
The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. After our 2022 annual meeting of stockholders, the Company filed with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE corporate governance listing standards as required by NYSE Rule 303A.12(a).

Directors

Fernando Aguirre [1] [5] [6]
Former Chairman and Chief
Executive Officer, Chiquita Brands
International, Inc.

Jeffrey R. Balser, M.D., Ph.D. [4]
President and Chief Executive
Officer, Vanderbilt University
Medical Center

C. David Brown II [3] [5] [6]
Partner and Former Member of
the Executive Committee, Nelson
Mullins Riley & Scarborough LLP

Alecia A. DeCoudreaux [1] [4] [5]
President Emerita of the former
Mills College, now Mills College
at Northeastern University
and Former Executive, Eli Lilly
and Company

Nancy-Ann M. DeParle [4] [5] [6]
Managing Partner and
Co-Founder, Consonance
Capital Partners, LLC and
Former Deputy Chief of Staff
and Director of the White
House Office of Health Reform

Roger N. Farah [3] [5] [6]
Independent Chair of the Board,
CVS Health Corporation and
Former Executive, Tory Burch
and Ralph Lauren

Anne M. Finucane [2] [3]
Chair of the Board, Rubicon
Carbon and Former Executive,
Bank of America Corporation

Edward J. Ludwig [1] [2]
Former Chairman and Chief
Executive Officer, Becton,
Dickinson & Company

Karen S. Lynch [6]
President and Chief Executive
Officer, CVS Health Corporation

Jean-Pierre Millon [1] [4]
Former President and Chief
Executive Officer, PCS Health
Systems, Inc.

Mary L. Schapiro [1] [2]
Vice Chair for Global Public
Policy and Special Advisor to
the Founder and Chairman,
Bloomberg L.P., and Former
Chairman of the U.S. Securities
and Exchange Commission

William C. Weldon [3] [5]
Former Chairman and Chief
Executive Officer, Johnson &
Johnson

(1) *Audit Committee*
(2) *Investment and Finance
    Committee*
(3) *Management Planning and
    Development Committee*
(4) *Medical Affairs Committee*
(5) *Nominating and Corporate
    Governance Committee*
(6) *Executive Committee*

Stockholder Information

Corporate Headquarters
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895
(401) 765-1500

Annual Stockholders' Meeting
May 18, 2023
www.virtualshareholdermeeting.com/
CVS2023

Stock Market Listing
The New York Stock Exchange
Symbol: CVS

Transfer Agent and Registrar
Questions regarding stock holdings, certificate replacement/
transfer, dividends and address changes should be directed to:

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Toll-free: (877) CVS-PLAN (287-7526)
International: +1 (651) 450-4064
Email: stocktransfer@eq-us.com
Website: www.shareowneronline.com

Direct Stock Purchase/Dividend Reinvestment Program
Shareowner Services Plus Plan℠ provides a convenient and
economical way for you to purchase your first shares or
additional shares of CVS Health common stock. The program is
sponsored and administered by EQ Shareowner Services. For
more information, including an enrollment form, please contact
EQ Shareowner Services at (877) 287-7526.

**Annual Report on Form 10-K and
Other Company Information**
The Company's Annual Report on Form 10-K
will be sent without charge to any stockholder
upon request by contacting:

CVS Health Corporation
Investor Relations Office
One CVS Drive, MC 1008
Woonsocket, RI 02895
(800) 201-0938

In addition, financial reports and recent
filings with the Securities and Exchange
Commission, including our Form 10-K,
as well as other Company information,
are available via the Internet at investors.
cvshealth.com.



CVS Health

CVS Health
One CVS Drive, Woonsocket, RI 02895
(401) 765-1500
cvshealth.com



10% PCW



MIX
Paper from
responsible sources
FSC® C018101

The Forest Stewardship Council®
sets standards for responsible
forest management. A voluntary
program, FSC® uses the power
of the marketplace to protect
forests for future generations.